





# Worthington Industries
Annual Report 2011

GOFORWARD

STABILIZE > OPTIMIZE > GROW



**STABILIZE > OPTIMIZE > GROW**

# FINANCIAL HIGHLIGHTS

| FISCAL YEARS ENDED *(In thousands, except per share)* | 2011 | May 31, 2010 | 2009 |
|---|---|---|---|
| Net sales [1] | $ 2,442,624 | $ 1,943,034 | $ 2,631,267 |
| Net earnings (loss) attributable to controlling interest | 115,066 | 45,241 | (108,214) |
| Per share *(diluted)* | $ 1.53 | $ 0.57 | $ (1.37) |
| Special items included in net earnings (loss) attributable to controlling interest: [2] | | | |
| Impairment of long-lived assets *(pre-tax)* | $ 4,386 | $ 35,409 | $ 96,943 |
| Restructuring and other expense *(pre-tax)* | 2,653 | 4,243 | 43,041 |
| Joint venture transactions *(pre-tax)* | (10,436) | — | — |
| Gain on sale of investment in Aegis *(pre-tax)* | — | — | (8,331) |
| Per share impact of special items *(diluted)* | $ (0.03) | $ 0.31 | $ 1.35 |
| Net earnings (loss) attributable to controlling interest | $ 115,066 | $ 45,241 | $ (108,214) |
| Interest expense | 18,756 | 9,534 | 20,734 |
| Income tax expense (benefit) | 58,496 | 26,650 | (37,754) |
| Special items *(pre-tax)* | (3,397) | 39,652 | 131,653 |
| Adjusted earnings before interest and taxes *(Adjusted EBIT)* [3] | 188,921 | 121,077 | 6,419 |
| Depreciation and amortization | 61,058 | 64,653 | 64,073 |
| Adjusted earnings before interest, taxes, depreciation and amortization *(Adjusted EBITDA)* [3] | $ 249,979 | $ 185,730 | $ 70,492 |
| Net earnings (loss) attributable to controlling interest as a percent of net sales | 4.7% | 2.3% | -4.1% |
| Adjusted EBIT as a percent of net sales [3] | 7.7% | 6.2% | 0.2% |
| Adjusted EBITDA as a percent of net sales [3] | 10.2% | 9.6% | 2.7% |
| Capital expenditures | $ 22,025 | $ 34,319 | $ 64,154 |
| Capital expenditures *(including acquisitions and investments)* | 59,891 | 98,275 | 109,491 |
| Cash dividends declared | $ 29,411 | $ 31,676 | $ 48,115 |
| Per share | 0.40 | 0.40 | 0.61 |

[1] Excludes sales from unconsolidated affiliates in accordance with accounting principles generally accepted in the United States. Sales from unconsolidated affiliates were as follows: $ 1,034,431 $ 708,779 $ 719,635

[2] We use net earnings (loss) attributable to controlling interest, excluding the special items, as a measure of our normal operating performance, which is factored into evaluations and compensation payments.

[3] WWe believe that Adjusted EBIT and Adjusted EBITDA measures are commonly used by interested parties to evaluate financial performance. They are not measures of financial performance under accounting principles generally accepted in the United States. These measures exclude impacts of the noncontrolling interest, as well as the other charges noted above.

| AT FISCAL YEAR END *(In thousands, except per share)* | 2011 | May 31, 2010 | 2009 |
|---|---|---|---|
| Net working capital | $ 366,633 | $ 402,483 | $ 226,855 |
| Net fixed assets | 405,334 | 506,163 | 521,505 |
| Total assets | 1,667,249 | 1,520,347 | 1,363,829 |
| Total debt | 383,210 | 250,238 | 239,393 |
| Shareholders' equity–controlling interest | 689,910 | 711,413 | 706,069 |
| Per share | $ 9.62 | $ 8.98 | $ 8.94 |
| Shares outstanding | 71,684 | 79,217 | 78,998 |
| Total debt to total capital [4] | 35.7% | 26.0% | 25.3% |
| Return on equity [4] | 16.4% | 6.4% | -13.6% |

[4] These measures exclude impacts of the noncontrolling interest.

*"We believe our success in fiscal 2011 is evidence of how our strategy is driving shareholder value."*

**To All Worthington Industries Shareholders:**

Fiscal 2011 was a good year for our Company, aided by our aggressive Transformation strategy begun in fiscal 2008, to increase shareholder value by expanding our operating margins and decreasing the volatility of our earnings. We knew that to be successful, we would have to go beyond incrementally improving our businesses and develop a sustainable process which would give each business the ability to deliver on the strategy's core tenants. The Transformation was the foundation for that process which is driving us to improve performance across our businesses and accelerate our growth.


GOFORWARD

STABILIZE > OPTIMIZE > GROW

Two of our businesses, Worthington Cylinders and our WAVE joint venture with Armstrong, were already delivering our highest margins with the least volatility, and we immediately focused them on growth. Our Cylinders business made four acquisitions and formed a joint venture in India during the past three years. The acquisition of Structural Composites Industries and the formation of our Worthington Nitin Cylinders joint venture in India, have given us a strong presence in the alternative fuels transportation market. As a result, we are well-positioned globally to participate in the future growth of alternative fuels, whether it be compressed natural gas, hydrogen or propane.

We have also acquired two producers of aluminum high pressure cylinders and consolidated the facilities. These acquisitions extended our reach into the medical oxygen market as well as other markets, such as beverage grade $CO_2$, SCUBA and paintball guns. Cylinders most recent acquisition of the BernzOmatic hand torch business adds a well-respected brand and increases our retail presence.

WAVE opened a greenfield facility in India one year ago, increasing our ability to serve this rapidly growing market, previously serviced from our operations in China. WAVE is also actively assessing new markets in Eastern Europe and sharpening plans for additional market penetration in China. WAVE has continued to innovate. As an example, the recently introduced DC FlexZone system provides incredible flexibility for interiors. Lights, or any fixture requiring power, can be "plugged in" to the electrified WAVE ceiling track where needed. The system fits the goals of the Emerge Alliance, comprised of lighting and fixture manufacturers, whose mission is to expand the use of "direct current" in commercial buildings to lower costs and allow for the use of alternative energy generated from wind or solar.

Worthington Steel, our largest and founding business segment, had been negatively impacted by fundamental market shifts which resulted in smaller end markets and increased competition. We began a thorough review of the business to assess its potential to meet our strategic criteria beginning with our Baltimore, Maryland location in 2008. Our employees quickly embraced the effort. With outside support and the benefit of comprehensive information from our recently installed ERP (Enterprise Resource Planning) system, it became apparent in the opening weeks that significant improvements could be made. Proceeding one location at a time, building on previous learnings, Worthington Steel has never looked back. When compared to pre-recession fiscal 2007, we were able to deliver 40 percent more operating income in 2011 on 21 percent lower volume. This was achieved through a combination of decreased costs, increased productivity, increased customer satisfaction metrics and improvements in segmented market pricing and all aspects of purchasing.

Once we were confident significant improvement was made, Steel joined Cylinders and WAVE by adding growth to its focus. In February 2010, we acquired the steel processing assets of Gibraltar Industries. This proved to be a great acquisition adding to a specialty niche of our steel business. Worthington Steel is well-positioned for further improvements and growth opportunities.

In fiscal 2011, we took a different course for two of our businesses. Gerstenslager has a nice niche business focused on serving the automotive aftermarket and excess capacity needs of the "Detroit 3." Shifts in the automotive market, resulting in excess Detroit 3 capacity, exacerbated by the recession, limited this business' ability to meet our criteria. After exploring a potential divestiture, we believe we found a better solution through a joint venture with a die manufacturer with whom we had recently begun co-marketing. The resulting synergies from this combination broaden the capabilities of this business, enhance its competitive position and increase its opportunities going forward.

We were also able to identify a unique solution for our Metal Framing business. After stabilizing the business in 2008, we began identifying and attacking issues which inhibited its ability to meet our strategic criteria. Though progress on many fronts was made, we concluded our Metal Framing business would not meet our "end state" criteria of increased margins and decreased earnings volatility, particularly with the state of the construction industry. With no significant recovery of the commercial construction market in sight, we were not comfortable waiting to take action. We believe we created the best solution by forging a joint venture with ClarkWestern, the second largest producer of metal framing materials, and taking a minority ownership position. The ClarkDietrich joint venture is much stronger than either company standing alone, and with synergies and continued cost improvement, it is in a better position to succeed. In the transaction, we also generated cash and added steel processing assets.

We have also pursued growth opportunities beyond the scope of our current businesses. We joined with Gestamp Wind to form a joint venture to produce wind towers. Its production facility is planned for Wyoming, where the next large-scale wind farms will be installed.

We have also expanded our presence in China. Over the past six years, we have worked with the Chinese government to adopt a light gauge building standard based on our mid-rise design. As a result of our efforts, we have been granted an "Enterprise Building Standard" which allows us to move forward while formal building codes for light gauge metal framed buildings are completed. We have formed a joint venture with a Chinese developer encompassing a five-province region, where more than 300 million people live. The initial focus of the joint venture is a three-year build-out of a research and industrial park, which is part of a Sino-Canadian joint effort. It will also include residential mid-rise construction. This project is just breaking ground.

In 2010, we also began to explore the use of our mid-rise building methodology in other international growth markets. The efficiency and speed of our system was the difference in winning the contract for 27 four-story dormitories to house athletes for the All-African games which begin in September 2011. With our unique system, the buildings were completed in only 11 months, which would not have been possible with traditional methods. As a result of this success, additional international projects are under assessment.

We believe our success in fiscal 2011 is evidence of how our strategy is driving shareholder value. We have much left to do and remain committed to further increasing the value of our shareholders' investment. To accomplish our objectives, we will drive continuous improvement throughout our business with the newly formed Worthington Industries Centers of Excellence. The Centers, the evolution of our Transformation, will identify and track key metrics across the Company and drive best practices to assist each business to get better and maximize its potential. We are expanding our efforts to identify acquisitions fitting with both our current businesses as well as new, broader opportunities. We are excited about our future knowing that Worthington has only scratched the surface of what we can accomplish.

Sincerely,



**John P. McConnell,** Chairman and CEO

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**
**Form 10-K**

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2011

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission File Number 1-8399

# WORTHINGTON INDUSTRIES, INC.

(Exact Name of Registrant as Specified in its Charter)

| **Ohio** | **31-1189815** |
|---|---|
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification No.) |
| **200 Old Wilson Bridge Road, Columbus, Ohio** | **43085** |
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant's telephone number, including area code: **(614) 438-3210**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Shares, Without Par Value | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the Common Shares (the only common equity of the Registrant) held by non-affiliates computed by reference to the closing price on the New York Stock Exchange on November 30, 2010, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $717,342,269. For this purpose, executive officers and directors of the Registrant are considered affiliates.

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date. On July 26, 2011, the number of Common Shares issued and outstanding was 74,328,346.

**DOCUMENT INCORPORATED BY REFERENCE:**

Selected portions of the Registrant's definitive Proxy Statement to be furnished to shareholders of the Registrant in connection with the Annual Meeting of Shareholders to be held on September 29, 2011, are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent provided herein.

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## TABLE OF CONTENTS

## SAFE HARBOR STATEMENT

*Selected statements contained in this Annual Report on Form 10-K, including, without limitation, in "PART I – Item 1. – Business" and "PART II – Item 7. – Management's Discussion and Analysis of Financial Condition and Results of Operations," constitute "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements reflect our current expectations, estimates or projections concerning future results or events. These statements are often identified by the use of forward-looking words or phrases such as "believe," "expect," "anticipate," "may," "could," "intend," "estimate," "plan," "foresee," "likely," "will," "should" or other similar words or phrases. These forward-looking statements include, without limitation, statements relating to:*

- *business plans or future or expected growth, performance, sales, volumes, cash flows, earnings, balance sheet strengths, debt, financial condition or other financial measures;*
- *projected profitability potential, capacity and working capital needs;*
- *demand trends for us or our markets;*
- *pricing trends for raw materials and finished goods and the impact of pricing changes;*
- *anticipated capital expenditures and asset sales;*
- *anticipated improvements and efficiencies in costs, operations, sales, inventory management, sourcing and the supply chain and the results thereof;*
- *the ability to make acquisitions and the projected timing, results, benefits, costs, charges and expenditures related to acquisitions, newly-created joint ventures, headcount reductions and facility dispositions, shutdowns and consolidations;*
- *the alignment of operations with demand;*
- *the ability to operate profitably and generate cash in down markets;*
- *the ability to capture and maintain margins and market share and to develop or take advantage of future opportunities, new products and markets;*
- *expectations for Company and customer inventories, jobs and orders;*
- *expectations for the economy and markets or improvements therein;*
- *expected benefits from transformation plans, cost reduction efforts and other new initiatives;*
- *expectations for increasing volatility or improving and sustaining earnings, earnings potential, margins or shareholder value;*
- *effects of judicial rulings; and*
- *other non-historical matters.*

*Because they are based on beliefs, estimates and assumptions, forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from those projected. Any number of factors could affect actual results, including, without limitation, those that follow:*

- *the effect of national, regional and worldwide economic conditions generally and within major product markets, including a prolonged or substantial economic downturn;*
- *the effect of conditions in national and worldwide financial markets;*
- *product demand and pricing;*
- *changes in product mix, product substitution and market acceptance of our products;*
- *fluctuations in pricing, quality or availability of raw materials (particularly steel), supplies, transportation, utilities and other items required by operations;*
- *effects of facility closures and the consolidation of operations;*
- *the effect of financial difficulties, consolidation and other changes within the steel, automotive, construction and other industries in which we participate;*
- *failure to maintain appropriate levels of inventories;*
- *financial difficulties (including bankruptcy filings) of original equipment manufacturers, end-users and customers, suppliers, joint venture partners and others with whom we do business;*
- *the ability to realize targeted expense reductions from headcount reductions, facility closures and other cost reduction efforts;*

- *the ability to realize other cost savings and operational, sales and sourcing improvements and efficiencies, and other expected benefits from transformation initiatives, on a timely basis;*
- *the overall success of, and the ability to integrate, newly-acquired businesses and achieve synergies and other expected benefits and cost savings therefrom;*
- *the overall success of newly-created joint ventures, including the demand for their products, and the ability to achieve the anticipated benefits and cost savings therefrom;*
- *capacity levels and efficiencies, within facilities, within major product markets and within the industry as a whole;*
- *the effect of disruption in the business of suppliers, customers, facilities and shipping operations due to adverse weather, casualty events, equipment breakdowns, acts of war or terrorist activities or other causes;*
- *changes in customer demand, inventories, spending patterns, product choices and supplier choices;*
- *risks associated with doing business internationally, including economic, political and social instability, foreign currency exposure and the acceptance of our products in new markets;*
- *the ability to improve and maintain processes and business practices to keep pace with the economic, competitive and technological environment;*
- *adverse claims experience with respect to worker's compensation, product recalls or product liability, casualty events or other matters;*
- *deviation of actual results from estimates and/or assumptions used by us in the application of our significant accounting policies;*
- *level of imports and import prices in our markets;*
- *the impact of judicial rulings and governmental regulations, including those adopted by the United States Securities and Exchange Commission and other governmental agencies as contemplated by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, both in the United States and abroad; and*
- *other risks described from time to time in the filings of Worthington Industries, Inc. with the United States Securities and Exchange Commission, including those described in "PART I – Item 1A. — Risk Factors" of this Annual Report on Form 10-K.*

*We note these factors for investors as contemplated by the Act. It is impossible to predict or identify all potential risk factors. Consequently, you should not consider the foregoing list to be a complete set of all potential risks and uncertainties. Any forward-looking statements in this Annual Report on Form 10-K are based on current information as of the date of this Annual Report on Form 10-K, and we assume no obligation to correct or update any such statements in the future, except as required by applicable law.*

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## PART I

### Item 1. — Business

***General Overview***

Worthington Industries, Inc. is a corporation formed under the laws of the State of Ohio (individually, the "Registrant" or "Worthington Industries" or, collectively with the subsidiaries of Worthington Industries, Inc., "we," "our," "Worthington" or the "Company"). Founded in 1955, Worthington is primarily a diversified metals processing company, focused on value-added steel processing and manufactured metal products. Our manufactured metal products include: pressure cylinder products such as propane, oxygen and helium tanks, hand torches, refrigerant and industrial cylinders, camping cylinders, scuba tanks and helium balloon kits; framing systems and stairs for mid-rise buildings; steel pallets and racks; and, through joint ventures, suspension grid systems for concealed and lay-in panel ceilings, laser welded blanks; light gauge steel framing for commercial and residential construction and current and past model automotive service stampings.

Worthington is headquartered at 200 Old Wilson Bridge Road, Columbus, Ohio 43085, telephone (614) 438-3210. The common shares of Worthington Industries are traded on the New York Stock Exchange under the symbol WOR.

Worthington Industries maintains an Internet web site at www.worthingtonindustries.com. This uniform resource locator, or URL, is an inactive textual reference only and is not intended to incorporate Worthington Industries' web site into this Annual Report on Form 10-K. Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as Worthington Industries' definitive annual meeting proxy materials filed pursuant to Section 14 of the Exchange Act, are available free of charge, on or through the Worthington Industries web site, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC").

***Segments***

At the end of the fiscal year ended May 31, 2011 ("fiscal 2011"), we had 35 manufacturing facilities worldwide and held equity positions in 12 joint ventures, which operated an additional 43 manufacturing facilities worldwide.

Our operations are managed principally on a products and services basis and include three reportable business segments: Steel Processing, Pressure Cylinders and Metal Framing. The Steel Processing reportable business segment consists of the Worthington Steel business unit ("Worthington Steel"), and includes Precision Specialty Metals, Inc. ("PSM"), a specialty stainless processor located in Los Angeles, California, and Spartan Steel Coating, LLC ("Spartan"), a consolidated joint venture that operates a cold-rolled hot dipped galvanizing line. The Pressure Cylinders reportable business segment consists of the Worthington Cylinders business unit ("Worthington Cylinders") and India-based Worthington Nitin Cylinders Limited ("WNCL), a consolidated joint venture that manufactures high pressure, seamless steel cylinders for compressed natural gas storage in motor vehicles and for industrial gases. The Metal Framing reportable business segment consists of the Dietrich Metal Framing business unit ("Dietrich").

As more fully described in the ***Recent Developments*** section herein, on March 1, 2011, we contributed certain assets of Dietrich to a newly-formed joint venture, Clarkwestern Dietrich Building Systems LLC ("ClarkDietrich"), in which we received a 25% noncontrolling interest. We retained seven of the 13 metal framing facilities, which continue to operate, on a short-term basis, to support the transition of the business into the new joint venture. Following this brief transition period, these assets will be disposed of. The financial results and operating performance of the retained facilities will continue to be reported within our Metal Framing operating segment until their expected disposition in fiscal 2012. The contributed net assets, which were deconsolidated effective March 1, 2011, will continue to be reported within Metal Framing on a historical basis.

All other operating segments are combined and disclosed in the Other category, which also includes income and expense items not allocated to our reportable business segments. The Other category includes the Worthington Steelpac Systems, LLC ("Steel Packaging") and Worthington Global Group, LLC (the "Global Group") operating segments.

As more fully described in the ***Recent Developments*** section herein, on May 9, 2011, we contributed substantially all of the net assets of our then automotive body panels subsidiary, The Gerstenslager Company ("Gerstenslager"), to ArtiFlex Manufacturing, LLC ("ArtiFlex"), a newly-formed joint venture in which we received a 50% noncontrolling interest. As a result of this transaction, we no longer maintain an Automotive Body Panels operating segment. We will continue to report the financial results and operating performance of this former operating segment on a historical basis through May 9, 2011 as part of the Other category for segment reporting purposes.

During the third quarter of fiscal 2011, we made certain organizational changes impacting the internal reporting and management structure of our previously reported Mid-Rise Construction, Military Construction and Commercial Stairs operating segments. As a result of these organizational changes, management responsibilities and internal reporting for these businesses were re-aligned and combined into a single operating segment, the Global Group. The purpose of the Global Group is to identify and develop potential growth platforms by applying our core competencies in metals manufacturing and construction methods. The first set of initiatives includes expansion of high density mid-rise residential construction in emerging international markets and development of new business in sectors such as renewable energy. The composition of our reportable business segments was unchanged from this development.

We hold equity positions in 12 joint ventures, which are further discussed in the ***Joint Ventures*** section herein. The Spartan and WNCL joint ventures are consolidated with their operating results reported within the Steel Processing and Pressure Cylinders reportable business segments, respectively.

During fiscal 2011, the Steel Processing, Pressure Cylinders and Metal Framing operating segments served approximately 1,100, 2,700 and 2,200 customers, respectively, located primarily in the United States. Foreign operations accounted for approximately 8% of consolidated net sales during fiscal 2011 and were comprised primarily of sales to customers in Canada and Europe. No single customer accounted for over 10% of consolidated net sales during fiscal 2011.

Refer to "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note M – Segment Data" of this Annual Report on Form 10-K for a full description of our reportable business segments.

***Recent Developments***

On July 1, 2011, our Pressure Cylinders operating segment purchased substantially all of the net assets of the BernzOmatic business ("Bernz") from Irwin Industrial Tool Company, a subsidiary of Newell Rubbermaid, Inc. (the "Seller"), for cash consideration of approximately $51.0 million. The assets purchased include substantially all of the operating assets of Bernz, including machinery and equipment, intellectual property, inventories and the Bernz-owned facility in Winston-Salem, North Carolina. We will lease the Medina, New York facility from the Seller. Accounts receivable as of the closing date are being retained by the Seller. Foreign inventories and operations will transition to us over a period of approximately 90 days. We also generally assumed the trade accounts payable of Bernz arising in the ordinary course of business as of the closing date.

On May 9, 2011, our automotive body panel subsidiary, The Gerstenslager Company, closed an agreement with International Tooling Solutions, LLC, a tooling design and build company, to combine their businesses in a newly-formed joint venture. This new joint venture, ArtiFlex, provides an integrated solution for engineering, tooling, stamping, assembly and other services to customers primarily in the automotive industry. Our investment in ArtiFlex is accounted for under the equity method, as our ownership interest does not constitute a controlling financial interest. As we do not have a controlling financial interest in ArtiFlex, the contributed net assets were deconsolidated effective May 9, 2011.

On March 18, 2011, we joined with Gestamp Renewables group to create Gestamp Worthington Wind Steel, LLC, a 50%-owned joint venture focused on producing towers for wind turbines being constructed in North America. This unconsolidated joint venture has identified Cheyenne, Wyoming as the site of the initial production facility. We anticipate contributing $9.5 million of cash to the Gestamp JV, mostly in fiscal 2012. Our investment in this joint venture is accounted for under the equity method, as our ownership interest does not constitute a controlling financial interest.

On March 1, 2011, we closed an agreement with Marubeni-Itochu Steel America Inc. ("MISA") to combine certain assets of Dietrich and ClarkWestern Building Systems in a newly-created joint venture. In exchange for the contributed net assets, we received a 25% interest in the new joint venture, ClarkDietrich, as well as the assets of certain MISA Metals, Inc. ("MMI") steel processing locations, some of which were subsequently classified as assets held for sale in our consolidated balance sheet. Our contribution to ClarkDietrich consisted of our metal framing business, including all of the related working capital and six of the 13 facilities. We retained and continue to operate the remaining facilities, on a short-term basis, to support the transition of the business into the new joint venture. Our investment in ClarkDietrich is accounted for under the equity method, as our ownership interest does not constitute a controlling financial interest. As we do not have a controlling financial interest in ClarkDietrich, the contributed net assets were deconsolidated effective March 1, 2011.

On December 28, 2010, we acquired a 60% ownership interest in Nitin Cylinders Limited, which is now Worthington Nitin Cylinders Limited, for cash consideration of approximately $21.2 million. WNCL is a manufacturer of high pressure, seamless steel cylinders for compressed industrial gases and compressed natural gas storage in motor vehicles. The results of this joint venture are consolidated in our Pressure Cylinders operating segment due to our controlling financial interest.

On November 19, 2010, we joined with Hubei Modern Urban Construction and Development Group Co., Ltd. ("HMUCG") of China to create Worthington Modern Steel Framing Manufacturing Co. Ltd ("WMSFMCo."). We contributed approximately $6.2 million of cash in exchange for our 40% ownership interest in the joint venture. The purpose of WMSFMCo. is to design, manufacture, assemble and distribute steel framing materials and accessories for construction projects in five Central Chinese provinces and to provide project management and building design and construction supply services for those projects. Our investment in this joint venture is accounted for under the equity method, as our ownership interest does not constitute a controlling financial interest.

On June 21, 2010, our Pressure Cylinders operating segment acquired, for cash consideration of $12.2 million, the net assets of Hy-Mark Cylinders, Inc. ("Hy-Mark"), which manufactured extruded aluminum cylinders for medical oxygen, scuba, beverage service, industrial specialty and professional racing applications. The assets of Hy-Mark have been moved to our pressure cylinders facility located in Mississippi.

***Transformation Plan***

In our fiscal year ended May 31, 2008 ("fiscal 2008"), we initiated a transformation plan (the "Transformation Plan") with the overall goal of improving our sustainable earnings potential, asset utilization and operational performance. To accomplish this, the Transformation Plan focuses on cost reduction, margin expansion and organizational capability improvements and, in the process, seeks to drive excellence in three core competencies: sales; operations; and supply chain management. The Transformation Plan is comprehensive in scope and includes aggressive diagnostic and implementation phases.

To date, we have completed the transformation phases in each of the core facilities within our Steel Processing operating segment, including the facilities of our Mexican joint venture, Serviacero Planos, S. de R. L. de C.V. We also substantially completed the transformation phases at our metal framing facilities prior to their contribution to ClarkDietrich.

As of May 31, 2011, we have recognized approximately $67.9 million of total restructuring charges associated with the Transformation Plan, including charges of $18.1 million, $43.0 million, $4.2 million and $2.6 million during fiscal 2008, fiscal 2009, fiscal 2010 and fiscal 2011, respectively. See "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note D – Restructuring and Other Expense" of this Annual Report on Form 10-K for further information regarding our restructuring charges. That information is incorporated herein by reference.

We have seen positive results from these efforts, even with the negative impact of the recent economic recession. Accordingly, during our upcoming fiscal year, we plan to initiate the diagnostics phase in our Pressure Cylinders operating segment.

As this process began, we retained a consulting firm to assist in the development and implementation of the Transformation Plan. As it progressed, we formed internal teams dedicated to this effort, and they ultimately assumed full responsibility for executing the Transformation Plan. These internal teams are now an integral part of our business and constitute what we refer to as the Centers of Excellence ("COE"). The COE will continue to monitor the performance metrics and new processes instituted across our transformed operations and drive continuous improvements in all areas of our operations. The majority of the expenses related to the COE will be included in selling, general and administrative ("SG&A") expense going forward.

***Steel Processing***

Our Steel Processing operating segment consists of the Worthington Steel business unit, which includes PSM, a specialty stainless processor located in Los Angeles, California, and Spartan, a consolidated joint venture that operates a cold-rolled hot dipped galvanizing line. For fiscal 2011, fiscal 2010 and fiscal 2009, the percentage of consolidated net sales generated by our Steel Processing operating segment was approximately 58%, 51%, and 45%, respectively.

Worthington Steel is one of the largest independent intermediate processors of flat-rolled steel in the United States. It occupies a niche in the steel industry by focusing on products requiring exact specifications. These products cannot typically be supplied as efficiently by steel mills or end-users of these products.

Our Steel Processing operating segment serves approximately 1,100 customers, principally in the agricultural, appliance, automotive, construction, hardware, furniture, HVAC, lawn and garden, leisure and recreation, office equipment and tubing markets. Automotive-related customers have historically represented approximately half of this operating segment's net sales. No single customer represented greater than 10% of net sales for the Steel Processing operating segment during fiscal 2011.

Worthington Steel buys coils of steel from integrated steel mills and mini-mills and processes them to the precise type, thickness, length, width, shape and surface quality required by customer specifications. Computer-aided processing capabilities include, among others:

- pickling, a chemical process using an acidic solution to remove surface oxide which develops on hot-rolled steel;
- slitting, which cuts steel to specific widths;

- cold reducing, which achieves close tolerances of thickness;
- hot-dipped galvanizing, which coats steel with zinc and zinc alloys through a hot-dipped process;
- hydrogen annealing, a thermal process that changes the hardness and certain metallurgical characteristics of steel;
- cutting-to-length, which cuts flattened steel to exact lengths;
- tension leveling, a method of applying pressure to achieve precise flatness tolerances for steel;
- edging, which conditions the edges of the steel by imparting round, smooth or knurled edges;
- non-metallic coating, including dry lubrication, acrylic and paint; and
- configured blanking, which stamps steel into specific shapes.

Worthington Steel also toll processes steel for steel mills, large end-users, service centers and other processors. Toll processing is different from typical steel processing in that the mill, end-user or other party retains title to the steel and has the responsibility for selling the end product. Toll processing enhances Worthington Steel's participation in the market for wide sheet steel and large standard orders, which is a market generally served by steel mills rather than by intermediate steel processors.

The steel processing industry is fragmented and highly competitive. There are many competitors, including other independent intermediate processors. Competition is primarily on the basis of price, product quality and the ability to meet delivery requirements. Technical service and support for material testing and customer-specific applications enhance the quality of products (See "Item 1. – Business – Technical Services"). However, the extent to which technical service capability has improved Worthington Steel's competitive position has not been quantified. Worthington Steel's ability to meet tight delivery schedules is, in part, based on the proximity of our facilities to customers, suppliers and one another. The extent to which plant location has impacted Worthington Steel's competitive position has not been quantified. Processed steel products are priced competitively, primarily based on market factors, including, among other things, market pricing, the cost and availability of raw materials, transportation and shipping costs, and overall economic conditions in the United States and abroad.

As noted in the ***Recent Developments*** section herein, on March 1, 2011 we acquired certain steel processing assets of MISA Metals, Inc.

***Pressure Cylinders***

Our Pressure Cylinders operating segment consists of the Worthington Cylinders business unit and WNCL, a consolidated joint venture based in India. For fiscal 2011, fiscal 2010 and fiscal 2009, the percentage of consolidated net sales generated by our Pressure Cylinders operating segment was approximately 24%, 24% and 20%, respectively.

Our Pressure Cylinders operating segment produces a diversified line of pressure cylinders, including: low-pressure liquefied petroleum gas ("LPG") and refrigerant gas cylinders; high-pressure and industrial/ specialty gas cylinders; seamless steel high pressure cylinders for compressed natural gas storage in motor vehicles; aluminum-lined, composite-wrapped high-pressure cylinders; airbrake tanks; and certain consumer products. The following is a more detailed discussion of these products:

- LPG cylinders are sold to manufacturers, distributors and mass merchandisers to hold fuel for recreational vehicle equipment, residential and light commercial heating systems, industrial forklifts and commercial/residential cooking (the latter, generally outside North America).
- Refrigerant gas cylinders are sold primarily to major refrigerant gas producers and distributors and are used to hold refrigerant gases for commercial, residential and automotive air conditioning and refrigeration systems.

- Industrial gas products include high-pressure, acetylene and specialty gas (steel and aluminum) cylinders. These cylinders are sold to gas producers and distributors for gas containment for uses such as cutting, welding, breathing (medical, diving and firefighting), semiconductor production, and beverage delivery.
- Retail products include camping fuel cylinders, barbecue grill cylinders, propane accessories, including propane-fueled camping equipment, hand held torches and accessories and Balloon Time helium balloon kits for all party occasions. These products are sold primarily to manufacturers, distributors and mass merchandisers.
- Alternative fuel cylinders include Type I, II, III and ASME tanks for containment of compressed natural gas, hydrogen and propane.
- Specialty products include air reservoirs for truck and truck trailers, which are sold to original equipment manufacturers, and a variety of fire suppression and chemical tanks.

While a large percentage of sales within Pressure Cylinders are made to major accounts, this operating segment serves approximately 2,700 customers. During fiscal 2011, no single customer represented more than 10% of net sales generated by our Pressure Cylinders operating segment.

The Pressure Cylinders operating segment produces low-pressure steel cylinders in a wide range of refrigerant capacities and steel and aluminum cylinders in a wide range of LPG capacities. Low-pressure cylinders are produced by precision stamping, drawing, welding and/or brazing component parts to customer specifications. They are then tested, painted and packaged, as required. High-pressure steel cylinders are manufactured by several processes, including deep drawing, tube spinning and billet piercing.

In the United States and Canada, high-pressure and low-pressure cylinders are primarily manufactured in accordance with United States Department of Transportation and Transport Canada specifications. Outside the United States and Canada, cylinders are manufactured according to European norm specifications, as well as various other international standards.

In the United States and Canada, Worthington Cylinders has one principal domestic competitor in the low-pressure non-refillable refrigerant market, one principal domestic competitor in the low-pressure LPG cylinder market and three principal domestic competitors in the high-pressure cylinder market. There are also several foreign competitors in these markets. We believe that Worthington Cylinders has the largest domestic market share in both low-pressure cylinder markets. In the European high-pressure cylinder market, there are also several competitors. We believe that Worthington Cylinders is a leading producer in both the high-pressure cylinder and low-pressure non-refillable cylinder markets in Europe. Worthington Cylinders generally has a strong competitive position for its retail and specialty products, but competition varies on a product-by-product basis. As with our other operating segments, competition is based upon price, service and quality.

The Pressure Cylinders operating segment uses the trade name "Worthington Cylinders" to conduct business and the registered trademark "Balloon Time®" to market low-pressure helium balloon kits; the registered trademark "Bernzomatic®" to market certain fuel cylinders and hand held torches; the registered trademark "WORTHINGTON PRO GRADE®" to market certain LPG cylinders, hand torches and camping fuel cylinders; the registered trademark "MAP-PRO®" Pro-Max® to market certain hand torch cylinders; and the registered trademark SCI® to market certain cylinders for transportation of compressed gases for inflation of flotation bags and escape slides, Self Contained Breathing Cylinders (SCBA) for firefighting and cylinders to contain compressed natural gas. The Pressure Cylinders operating segment intends to continue to use and renew these registered trademarks.

As noted under ***Recent Developments*** section herein, Hy-Mark and the consolidated joint venture with Nitin Cylinders Limited, WNCL, became part of the Pressure Cylinders operating segment during fiscal 2011.

### *Metal Framing*

The Metal Framing operating segment consists of our Dietrich Metal Framing business unit. As more fully described in "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note A – Summary of Significant Accounting Policies," on March 1, 2011, we contributed certain assets of Dietrich to a newly-formed joint venture, ClarkDietrich. We retained seven of the 13 metal framing facilities, which continue to operate, on a short-term basis, to support the transition of the business into the new joint venture. Following this brief transition period, these assets will be disposed of. The financial results and operating performance of the retained facilities will continue to be reported within our Metal Framing operating segment until their expected disposition in fiscal 2012. The contributed net assets, which were deconsolidated effective March 1, 2011, will continue to be reported within Metal Framing on a historical basis. Refer to the ***Joint Ventures*** section herein for additional information about the operations of ClarkDietrich.

### *Other*

The Other category consists of operating segments that do not meet the applicable aggregation criteria and materiality tests for purposes of separate disclosure, and other corporate related entities. Through May 9, 2011, these operating segments included Automotive Body Panels, Steel Packaging, and the Global Group. On May 9, 2011, in connection with the contribution of our automotive body panels subsidiary, Gerstenslager, to ArtiFlex and the resulting deconsolidation of the contributed net assets, we no longer maintain a separate Automotive Body Panels operating segment. Accordingly, subsequent to May 9, 2011, the operating segments comprising the Other category consists of Steel Packaging and the Global Group. Each of these operating segments is explained in more detail below. We will continue to report the historical financial results and operating performance of our former Automotive Body Panels operating segment on a historical basis through May 9, 2011. This former operating segment has historically been reported in the "Other" category for segment reporting purposes, as it has not meet the applicable aggregation criteria or materiality thresholds for separate disclosure. Accordingly, this organizational change did not impact the composition of our reportable segments.

*Steel Packaging.* The Steel Packaging operating segment is an ISO-9001: 2000 certified manufacturer of engineered, recyclable steel packaging solutions for external and internal movement of product. Steel Packaging operates three facilities, with one facility in each of Indiana, Ohio and Pennsylvania. Steel Packaging designs and manufactures reusable custom platforms, racks and pallets made of steel for supporting, protecting and handling products throughout the shipping process for industries such as automotive, lawn and garden and recreational vehicles.

*Global Group.* The purpose of the Global Group operating segment, which comprises our Mid-Rise Construction, Military Construction and Commercial Stairs business units, is to identify and develop potential growth platforms by applying our core competencies in metals manufacturing and construction methods. The Global Group operates a business platform that includes high density mid-rise residential construction in emerging markets. Other operating activities of the Global Group include the design, supply and build of mid-rise light gauge steel framed commercial structures and multi-family housing units; the supply and construction of metal framing products for, and in the framing of, single family housing, with a focus on military housing; and the manufacturing of pre-engineered steel egress stair solutions.

### *Segment Financial Data*

Financial information for the reportable business segments is provided in "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note M – Segment Data" of this Annual Report on Form 10-K. That financial information is incorporated herein by reference.

### *Financial Information About Geographic Areas*

In fiscal 2011, our foreign operations represented 8% of consolidated net sales, 5% of pre-tax earnings attributable to controlling interest and 32% of consolidated net assets. During fiscal 2011, fiscal 2010 and fiscal 2009, we had operations in North America, China, Europe and India. Summary information about our foreign operations, including net sales and fixed assets by geographic region, is provided in "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note A – Summary of Significant Accounting Policies – Risks and Uncertainties" of this Annual Report on Form 10-K. That information is incorporated herein by reference.

### *Suppliers*

The primary raw material purchased by Worthington is steel. We purchase steel from major primary producers of steel, both domestic and foreign. The amount purchased from any particular supplier varies from year to year depending on a number of factors including market conditions, then current relationships and prices and terms offered. In nearly all market conditions, steel is available from a number of suppliers and generally any supplier relationship or contract can and has been replaced with little or no significant interruption to our business. In fiscal 2011, we purchased approximately 1.8 million tons of steel (68% hot-rolled, 18% galvanized and 14% cold-rolled) on a consolidated basis. Steel is purchased in large quantities at regular intervals from major primary producers, both domestic and foreign. In the Steel Processing operating segment, steel is primarily purchased and processed based on specific customer orders. The Pressure Cylinders operating segment purchases steel to meet production schedules. For certain raw materials, there are more limited suppliers – for example, hydrogen and zinc, which are generally purchased at market prices. Since there are a limited number of suppliers in the hydrogen and zinc markets, if delivery from a major supplier is disrupted due to a force majeure type occurrence, it may be difficult to obtain an alternative supply. Raw materials are generally purchased in the open market on a negotiated spot-market basis at prevailing market prices. Supply contracts are also entered into, some of which have fixed pricing and some of which are indexed (monthly or quarterly). During fiscal 2011, we purchased steel from the following major suppliers, in alphabetical order: AK Steel Corporation; ArcelorMittal; California Steel Industries, Inc; Duferco Farrell Corp; Gallatin Steel Company; North Star BlueScope Steel LLC; Nucor Corporation; Severstal North America, Inc.; Steel Dynamics, Inc.; Stemcor Holdings Limited; United States Steel Corporation ("U.S. Steel"); USS-POSCO Industries, and RG Steel LLC. Alcoa, Inc. was the primary aluminum supplier for the Pressure Cylinders operating segment in fiscal 2011. Major suppliers of zinc to the Steel Processing operating segment were, in alphabetical order: Considar Metal Marketing Inc. (a/k/a HudBay); Industrias Peñoles; Teck Cominco Limited; U.S. Zinc; and Xstrata Zinc Canada. Approximately 31 million pounds of zinc were purchased in fiscal 2011. We believe our supplier relationships are good.

### *Technical Services*

We employ a staff of engineers and other technical personnel and maintain fully equipped laboratories to support operations. These facilities enable verification, analysis and documentation of the physical, chemical, metallurgical and mechanical properties of raw materials and products. Technical service personnel also work in conjunction with the sales force to determine the types of flat-rolled steel required for customer needs. Additionally, technical service personnel design and engineer metal framing structures and provide sealed shop drawings to the building construction markets. To provide these services, we maintain a continuing program of developmental engineering with respect to product characteristics and performance under varying conditions. Laboratory facilities also perform metallurgical and chemical testing as dictated by the regulations of the United States Department of Transportation, Transport Canada, and other associated agencies, along with International Organization for Standardization (ISO) and customer requirements. An IASI (International Accreditations Service, Incorporated) accredited product-testing laboratory supports these design efforts.

### *Seasonality and Backlog*

Historically, sales have generally been weaker in the third quarter of our fiscal year, primarily due to reduced activity in the building and construction industry as a result of inclement weather, as well as customer plant shutdowns in the automotive industry due to holidays. Sales are generally strongest in the fourth quarter of our fiscal year as our operating segments are generally operating at seasonal peaks.

We do not believe backlog is a significant indicator of our business.

### *Employees*

As of May 31, 2011, we had approximately 8,400 employees, including our unconsolidated joint ventures. Approximately 7% of these employees are represented by collective bargaining units. Worthington believes it has good relationships with its employees in general, including those covered by collective bargaining units.

### *Joint Ventures*

As part of our strategy to selectively develop new products, markets and technological capabilities and to expand an international presence, while mitigating the risks and costs associated with those activities, we participate in two consolidated and ten unconsolidated joint ventures.

#### Consolidated

- Spartan is a 52%-owned consolidated joint venture with a subsidiary of Severstal North America, Inc. ("Severstal"), located in Monroe, Michigan. It operates a cold-rolled, hot-dipped galvanizing line for toll processing steel coils into galvanized and galvannealed products intended primarily for the automotive industry. Spartan's financial results are fully consolidated within our Steel Processing reportable business segment. The equity owned by Severstal is shown as noncontrolling interest on our consolidated balance sheets and Severstal's portion of net earnings is included as net earnings attributable to noncontrolling interest in our consolidated statements of earnings.
- WNCL is a 60%-owned consolidated joint venture with India-based Nitin Cylinders Limited ("Nitin"). WNCL manufactures high pressure, seamless steel cylinders for compressed natural gas storage in motor vehicles, and produces cylinders for compressed industrial gases. WNCL's financial results are fully consolidated within our Pressure Cylinders reportable business segment. The equity owned by Nitin is shown as noncontrolling interest on our consolidated balance sheets and Nitin's portion of net earnings is included as net earnings attributable to noncontrolling interest in our consolidated statements of earnings.

#### Unconsolidated

- ArtiFlex, a 50%-owned joint venture with ITS-H Holdings, LLC, provides an integrated solution for engineering, tooling, stamping, assembly and other services to customers primarily in the automotive industry. ArtiFlex owns and operates four manufacturing facilities – one each in Kentucky and Ohio; and two facilities in Michigan – and leases another manufacturing facility in Ohio.
- ClarkDietrich, a 25%-owned joint venture with ClarkWestern Building Systems, LLC, is the industry leader in the manufacture and supply of light gauge steel framing products in the United States. ClarkDietrich manufactures a full line of drywall studs and accessories, structural studs and joists, metal lath and accessories, and shaft wall studs and track used primarily in residential and commercial construction. This joint venture operates 13 manufacturing facilities, one each in Connecticut, Florida, Georgia, Hawaii, Illinois, Kansas, and Maryland and two each in California, Ohio and Texas.

- Gestamp Worthington Wind Steel, LLC (the "Gestamp JV"), a 50%-owned joint venture with Gestamp Wind Steel U.S., Inc., focuses on producing towers for wind turbines being constructed in the North American market. The Gestamp JV plans to construct a manufacturing facility in Cheyenne, Wyoming, that is expected to begin operating prior to the end of the fourth quarter of fiscal 2012.
- LEFCO Worthington, LLC ("LEFCO Worthington"), a 49%-owned joint venture with LEFCO Industries, is a minority business enterprise which offers engineered wooden crates, specialty pallets and steel rack systems for a variety of industries. LEFCO Worthington operates one manufacturing facility in Cleveland, Ohio.
- Samuel Steel Pickling Company ("Samuel"), a 31.25%-owned joint venture with Samuel Manu-Tech Pickling, operates a steel pickling facility in Twinsburg, Ohio, and one in Cleveland, Ohio. Samuel also performs in-line slitting, side trimming, pickle dry, under winding and the application of dry lube coatings during the pickling process.
- Serviacero Planos, S. de R.L. de C.V. ("Serviacero Worthington"), a 50%-owned joint venture with Inverzer, S.A. de C.V., operates three facilities in Mexico, one each in Leon, Queretaro and Monterrey. Serviacero Worthington provides steel processing services such as slitting, multi-blanking and cutting-to-length to customers in a variety of industries including automotive, appliance, electronics and heavy equipment.
- TWB Company, L.L.C. ("TWB"), a 45%-owned joint venture with ThyssenKrupp Steel North America, Inc., is a leading North American supplier of tailor welded blanks. TWB produces laser-welded blanks for use in the automotive industry for products such as inner-door panels, body sides, rails and pillars. TWB operates facilities in: Prattville, Alabama; Monroe, Michigan; and in Puebla, Ramos Arizpe (Saltillo) and Hermosillo, Mexico.
- Worthington Armstrong Venture ("WAVE"), a 50%-owned joint venture with Armstrong Ventures, Inc., a subsidiary of Armstrong World Industries, Inc., is one of the three largest global manufacturers of suspension grid systems for concealed and lay-in panel ceilings used in residential ceiling markets. It competes with the two other global manufacturers and numerous smaller manufacturers. WAVE operates eight facilities in six countries: Aberdeen, Maryland; Benton Harbor, Michigan; and North Las Vegas, Nevada, within the United States; Shanghai, the Peoples Republic of China; Team Valley, United Kingdom; Prouvy, France; Marval, Pune, India; and Madrid, Spain.
- WMSFMCo, a 40%-owned joint venture with China-based HMUCG, designs, manufactures, assembles and distributes steel framing materials and accessories for construction projects in five Central Chinese provinces and also provides project management and building design and construction supply services thereto. This joint venture operates one facility located in Xiantao City, Hubei Province, China.
- Worthington Specialty Processing ("WSP"), a 51%-owned joint venture with U.S. Steel, operates three steel processing facilities located in Canton, Jackson and Taylor, Michigan, which are managed by Worthington Steel. WSP serves primarily as a toll processor for U.S. Steel and others. Its services include slitting, blanking, cutting-to-length, laser welding, tension leveling and warehousing. WSP is considered to be jointly controlled and not consolidated due to substantive participating rights of the minority partner.

See "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note B – Investments in Unconsolidated Affiliates" for additional information about our unconsolidated joint ventures.

### *Environmental Regulation*

Our manufacturing facilities, generally in common with those of similar industries making similar products, are subject to many federal, state and local requirements relating to the protection of the environment. We continually examine ways to reduce emissions and waste and to decrease costs related to environmental compliance. The cost of compliance or capital expenditures for environmental control facilities required to meet environmental requirements are not anticipated to be material when compared with overall costs and capital expenditures and, accordingly, are not anticipated to have a material effect on our financial position, results of operations, cash flows, or the competitive position of Worthington or any particular segment.

## Item 1A. — Risk Factors

Future results and the market price for Worthington Industries' common shares are subject to numerous risks, many of which are driven by factors that cannot be controlled or predicted. The following discussion, as well as other sections of this Annual Report on Form 10-K, including "PART II – Item 7. – Management's Discussion and Analysis of Financial Condition and Results of Operations," describe certain business risks. Consideration should be given to the risk factors described below as well as those in the Safe Harbor Statement at the beginning of this Annual Report on Form 10-K, in conjunction with reviewing the forward-looking statements and other information contained in this Annual Report on Form 10-K. These risks are not the only risks we face. Our business operations could also be affected by additional factors that are not presently known to us or that we currently consider to be immaterial in our operations.

### *Economic or Industry Downturns*

*The global recession that began in 2008 adversely affected and may continue to adversely affect our business and our industries, as well as the industries and businesses of many of our customers and suppliers.* The volatile domestic and global recessionary climate had significant negative impacts on our business. The global recession, and the sluggish pace of the recovery from the global recession, resulted in a significant decrease in customer demand throughout nearly all of our markets, including our two largest markets – construction and automotive. The impacts of existing and any new government measures to aid economic recovery, including various measures intended to provide stimulus to the economy in general or to certain industries, and the growing debt levels of the United States and other countries, continue to be unknown. Overall, operating levels across many of our business segments have fallen and may remain at depressed levels until economic conditions improve and demand increases. While certain sectors of the economy have stabilized and recovered from the economic downturn, we are unable to predict the strength, pace or sustainability of the economic recovery or the effects of government intervention or debt levels. Overall general economic conditions, both domestically and globally, have improved from the lows reached during the recession. The automotive market has shown signs of strengthening, and the construction market has shown signs of stabilizing. However, global economic conditions remain fragile, and the possibility remains that the domestic or global economies, or certain industry sectors of those economies that are key to our sales, may not recover as quickly as anticipated, or could further deteriorate, which could result in a corresponding decrease in demand for our products and negatively impact our results of operations and financial condition.

*The construction and automotive industries account for a significant portion of our net sales, and reductions in demand from these industries have adversely impacted and may continue to adversely affect our business.* The overall downturn in the economy, the disruption in capital and credit markets, declining real estate values, high unemployment rates and reduced consumer confidence and spending caused significant reductions in demand from our end markets in general and, in particular, the construction and automotive end markets. Demand in the commercial and residential construction markets has been weak as it has been difficult for companies and consumers to obtain credit for construction projects and the economic slowdown has caused delays in or cancellations of construction projects. Non-residential construction, including publicly financed state and municipal projects, has slowed significantly due to overcapacity of commercial properties and the reluctance of state and local governments to borrow money to spend on capital projects when faced with stagnant or declining tax revenues and increased operating costs. The domestic auto industry continues to experience a difficult operating environment, which has resulted in and may continue to result in lower levels of vehicle production and an associated decrease in demand for products sold to the automotive industry. Many automotive manufacturers and their suppliers have reduced production levels and eliminated manufacturing capacity, through the closure of facilities, reduction in operations and other cost reduction actions. The construction industry has shown signs of stabilizing from further erosion, and the automotive industry has strengthened and shown signs of recovery from the lows reached in recent years. However, both the construction and automotive markets remain depressed compared to historical norms, and we cannot predict the strength, pace or sustainability of recovery in these markets. The difficulties faced by the automotive and construction industries have adversely affected and may continue to adversely affect our business. If demand for the products we sell to the automotive or construction markets were to be further reduced, this could negatively affect our sales, financial results and cash flows.

*Financial difficulties and bankruptcy filings by our customers could have an adverse impact on our business.* Many of our customers have experienced and continue to experience challenging financial conditions. General Motors and Chrysler have gone through bankruptcy proceedings and both companies implemented plans which significantly reduced their production capacity and dealership networks. Certain other customers have filed or may in the future file bankruptcy petitions. These and other customers may be in need of additional capital or credit to continue operations. The bankruptcies and financial difficulties of certain customers and/or their failure to obtain credit or otherwise improve their overall financial condition could result in numerous changes within the markets we serve, including additional plant closings, decreased production, reduced demand, changes in product mix, unfavorable changes in the prices, terms or conditions we are able to obtain and other changes that may result in decreased purchases from us and otherwise negatively impact our business. These conditions also increase the risk that our customers may delay or default on their payment obligations to us, particularly customers in hard hit industries such as automotive and construction. The relative weakness in the automotive industry continues the risk that some of our customers who are suppliers to the automotive industry could have further financial difficulties. The same is true of our customers in other industries, including construction, which are also experiencing weakness. The automotive industry has shown signs of strengthening from the low levels of recent years, and the construction industry has shown signs of stabilizing. However, economic conditions remain fragile, and the possibility remains that these markets may not recover as quickly as anticipated, or could further deteriorate. Should the economy or any of our markets not improve, the risk of bankruptcy filings by our customers may continue to increase. Such bankruptcy filings may result not only in a reduction in our sales, but also in a loss associated with our potential inability to collect outstanding accounts receivable from the affected customers. While we have taken and will continue to take steps intended to mitigate the impact of financial difficulties and potential bankruptcy filings by our customers, these matters could have a negative impact on our business.

*The events in Japan could adversely affect our business and financial results.* A number of our customers, particularly in the automotive market, rely upon suppliers in Japan for certain components of their products. The earthquakes, tsunami and nuclear power plant problems in Japan prevented some companies from receiving sufficient supplies of components, and demand in some industries, such as automotive, has been adversely affected. Other risks resulting from this tragedy include potential disruptions to other industries which include our customers or suppliers, negative macroeconomic effects on international trade and/or our customers, and unforeseen challenges which could develop as the situation in Japan evolves and the full scope of the damage and its effects is comprehended. While there exists a risk that the effects of the disaster could continue to have an adverse effect on us, we are unable at this time to reliably evaluate the scope or probability of those risks.

*Volatility in the United States and worldwide capital and credit markets has significantly impacted and may continue to significantly impact our end markets and has resulted and may continue to result in negative impacts on demand, increased credit and collection risks and other adverse effects on our business.* The domestic and worldwide capital and credit markets have experienced significant volatility, disruptions and dislocations with respect to price and credit availability. These factors have caused diminished availability of credit and other capital in our end markets, including automotive and construction, and for participants in, and the customers of, those markets. There is continued uncertainty as to the sustainability of the recovery of the capital and credit markets and the impact this period of volatility will have on our end markets and business in general. Further volatility in the United States or worldwide capital and credit markets may continue to significantly impact our key end markets and result in further reductions in sales volumes, increased credit and collection risks and other adverse effects on our business.

***Raw Material Pricing and Availability***

*The costs of manufacturing our products and our ability to supply our customers could be negatively impacted if we experience interruptions in deliveries of needed raw materials or supplies.* If, for any reason, our supply of flat-rolled steel or other key raw materials, such as aluminum, zinc or helium, is curtailed or we are otherwise unable to obtain the quantities we need at competitive prices, our business could suffer and our financial results could be adversely affected. Such interruptions could result from a number of factors, including a shortage of capacity in the supplier base or of the raw materials, energy or the inputs needed to make steel or other supplies, a failure of suppliers to fulfill their supply or delivery obligations, financial difficulties of suppliers resulting in the closing or idling of supplier facilities, other significant events affecting supplier facilities, significant weather events, those factors listed in the immediately following paragraph or other factors beyond our control. Further, the number of suppliers has decreased in recent years due to industry consolidation and the financial difficulties of certain suppliers, and this consolidation may continue. Accordingly, if delivery from a major supplier is disrupted, it may be more difficult to obtain an alternative supply than in the past.

*Our future operating results may be affected by fluctuations in raw material prices, and we may be unable to pass on any increases in raw material costs to our customers.* Our principal raw material is flat-rolled steel, which we purchase from multiple primary steel producers. The steel industry as a whole has been cyclical, and at times availability and pricing can be volatile due to a number of factors beyond our control. These factors include general economic conditions, domestic and worldwide demand, the influence of hedge funds and other investment funds participating in commodity markets, curtailed production from major suppliers due to factors such as the closing or idling of facilities, accidents or equipment breakdowns, repairs or catastrophic events, labor costs or problems, competition, new laws and regulations, import duties, tariffs, energy costs, availability and cost of steel inputs (e.g., ore, scrap, coke and energy), currency exchange rates and other factors described in the immediately preceding paragraph. This volatility, as well as any increases in raw material costs, could significantly affect our steel costs and adversely impact our financial results. If our suppliers increase the prices of our critical raw materials, we may not have alternative sources of supply. In addition, in an environment of increasing prices for steel and other raw materials, competitive conditions may impact how much of the price increases we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, our financial results could be adversely affected. Also, if steel prices decrease, competitive conditions may impact how quickly we must reduce our prices to our customers, and we could be forced to use higher-priced raw materials to complete orders for which the selling prices have decreased. Decreasing steel prices could also require us to write-down the value of our inventory to reflect current market pricing, as was the case during fiscal 2009.

***Inventories***

*Our business could be harmed if we fail to maintain proper inventory levels.* We are required to maintain sufficient inventories to accommodate the needs of our customers including, in many cases, short lead times and just-in-time delivery requirements. Although we typically have customer orders in hand prior to placement of our raw material orders for Steel Processing, we anticipate and forecast customer demand for each of our operating segments. We purchase raw materials on a regular basis in an effort to maintain our inventory at levels that we believe are sufficient to satisfy the anticipated needs of our customers based upon orders, customer volume expectations, historic buying practices and market conditions. Inventory levels in excess of customer demand may result in the use of higher-priced inventory to fill orders reflecting lower selling prices, if steel prices have significantly decreased. These events could adversely affect our financial results. Conversely, if we underestimate demand for our products or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages. Inventory shortages could result in unfilled orders, negatively impacting our customer relationships and resulting in lost revenues, which could harm our business and adversely affect our financial results.

***Suppliers and Customers***

*The loss of significant volume from our key customers could adversely affect us.* In fiscal 2011, our largest customer accounted for approximately 6% of our consolidated net sales, and our ten largest customers accounted for approximately 24% of our consolidated net sales. A significant loss of, or decrease in, business from any of our key customers could have an adverse effect on our sales and financial results if we cannot obtain replacement business. Also, due to consolidation in the industries we serve, including the construction, automotive and retail industries, our sales may be increasingly sensitive to deterioration in the financial condition of, or other adverse developments with respect to, one or more of our top customers. In addition, certain of our top customers may be able to exert pricing and other influences on us, requiring us to market, deliver and promote our products in a manner that may be more costly to us. Moreover, we generally do not have long-term contracts with our customers. As a result, although our customers periodically provide indications of their product needs and purchases, they generally purchase our products on an order-by-order basis, and the relationship, as well as particular orders, can be terminated at any time.

*Many of our key industries, such as construction and automotive, are cyclical in nature.* Many of our key industries, such as construction and automotive, are cyclical and can be impacted by both market demand and raw material supply, particularly with respect to steel. The demand for our products is directly related to, and quickly impacted by, customer demand in our industries, which can change as the result of changes in the general United States or worldwide economy and other factors beyond our control. Adverse changes in demand or pricing can have a negative effect on our business.

*Significant sales reductions for any of the Detroit three automakers could have a negative impact on our business.* Approximately half of the net sales of our Steel Processing operating segment and a significant amount of the net sales of certain joint ventures are to automotive-related customers. Although we do sell to the domestic operations of foreign automakers, a significant portion of our automotive sales are to Ford, General Motors, and Chrysler and their suppliers. A reduction in sales for any of the Detroit three automakers could negatively impact our business. In addition, beginning in 2011, automobile producers must begin complying with new Corporate Average Fuel Economy mileage requirements for new cars and light trucks that they produce. As automakers work to produce vehicles that comply with these new standards, they may reduce the amount of steel used in cars and trucks to improve fuel economy, thereby reducing demand for steel and resulting in further over-supply of steel in North America.

*The closing or relocation of customer facilities could adversely affect us.* Our ability to meet delivery requirements and the overall cost of our products as delivered to customer facilities are important competitive factors. If customers close or move their production facilities further away from our manufacturing facilities which can supply them, it could have an adverse effect on our ability to meet competitive conditions, which could result in the loss of sales. Likewise, if customers move their production facilities overseas, it could result in the loss of potential sales for us.

*Sales conflicts with our customers and/or suppliers may adversely impact us.* In some instances, we may compete with one or more of our customers and/or suppliers in pursuing the same business. Such conflicts may strain our relationships with those parties, which could adversely affect our future business with them.

*The closing or idling of steel manufacturing facilities could have a negative impact on us.* As steel makers have reduced their production capacities by closing or idling production lines in light of the challenging economic conditions, the number of facilities from which we can purchase steel, in particular certain specialty steels, has decreased. Accordingly, if delivery from a supplier is disrupted, particularly with respect to certain types of specialty steel, it may be more difficult to obtain an alternate supply than in the past. These closures and disruptions could also have an adverse effect on our suppliers' on-time delivery performance, which could have an adverse effect on our ability to meet our own delivery commitments and may have other adverse effects on our business.

*The loss of key supplier relationships could adversely affect us.* Over the years, our various manufacturing operations have developed relationships with certain steel and other suppliers which have been beneficial to us by providing more assured delivery and a more favorable all-in cost, which includes price and shipping costs. If any of those relationships were disrupted, it could have an adverse effect on delivery times and the overall cost of our raw materials, which could have a negative impact on our business. In addition, we do not have long-term contracts with any of our suppliers. If, in the future, we are unable to obtain sufficient amounts of steel and other products at competitive prices and on a timely basis from our traditional suppliers, we may be unable to obtain these products from alternative sources at competitive prices to meet our delivery schedule, which could have a material adverse affect on our results of operations.

***Competition***

*Our business is highly competitive, and increased competition could negatively impact our financial results.* Generally, the markets in which we conduct business are highly competitive. Our competitors include a variety of both domestic and foreign companies in all major markets. Competition for most of our products is primarily on the basis of price, product quality and our ability to meet delivery requirements. Depending on a variety of factors, including raw material, energy, labor and capital costs, government control of currency exchange rates and government subsidies of foreign steel producers, our business may be materially adversely affected by competitive forces. The economic recession has also resulted in significant open capacity, which could attract increased competitive presence. Competition may also increase if suppliers to or customers of our industries begin to more directly compete with our businesses through acquisition or otherwise. Increased competition could cause us to lose market share, increase expenditures, lower our margins or offer additional services at a higher cost to us, which could adversely impact our financial results.

*Sales by competitors of light gauge metal framing products which are not code compliant could adversely affect us.* Our unconsolidated metal framing joint venture, ClarkDietrich, is an industry leader in driving code compliance for light gauge metal framing. If our competitors offer cheaper products which are not code compliant, and certain customers are willing to purchase such non-compliant products, it may be difficult for ClarkDietrich to be cost competitive on these sales.

***Material Substitution***

*If steel prices increase compared to certain substitute materials, the demand for our products could be negatively impacted, which could have an adverse effect on our financial results.* In certain applications, steel competes with other materials, such as aluminum (particularly in the automobile industry), cement and wood (particularly in the construction industry), composites, glass and plastic. Prices of all of these materials fluctuate widely, and differences between the prices of these materials and the price of steel may adversely affect demand for our products and/or encourage material substitution, which could adversely affect prices and demand for steel products. The high cost of steel relative to other materials may make material substitution more attractive for certain uses.

***Freight and Energy***

*Increasing energy and freight costs could increase our operating costs, which could have an adverse effect on our financial results.* The availability and cost of freight and energy, such as electricity, natural gas and diesel fuel, is important in the manufacture and transport of our products. Our operations consume substantial amounts of energy, and our operating costs generally increase when energy costs rise. Factors that may affect our energy costs include significant increases in fuel, oil or natural gas prices, unavailability of electrical power or other energy sources due to droughts, hurricanes or other natural causes or due to shortages resulting from insufficient supplies to serve customers, or interruptions in energy supplies due to equipment failure or other causes. During periods of increasing energy and freight costs, we may be unable to fully recover our operating cost increases through price increases without reducing demand for our products. Our financial results could be adversely affected if we are unable to pass all of the increases on to our customers or if we are unable to obtain the necessary freight and energy. Also, increasing energy costs could put a strain on the transportation of our materials and products if the increased costs force certain transporters to close.

***Information Systems***

*We are subject to information system security risks and systems integration issues that could disrupt our internal operations.* We are dependent upon information technology for the distribution of information internally and also to our customers and suppliers. This information technology is subject to damage or interruption from a variety of sources, including, without limitation, computer viruses, security breaches and defects in design. We could also be adversely affected by system or network disruptions if new or upgraded business management systems are defective, not installed properly or not properly integrated into operations. We recently implemented a new software-based enterprise resource planning system. Various measures have been implemented to manage our risks related to information system and network disruptions, but a system failure could negatively impact our operations and financial results.

***Business Disruptions***

*Disruptions to our business or the business of our customers or suppliers could adversely impact our operations and financial results.* Business disruptions, including increased costs for, or interruptions in, the supply of energy or raw materials, resulting from shortages of supply or transportation, severe weather events (such as hurricanes, tsunamis, earthquakes, tornados, floods and blizzards), casualty events (such as explosions, fires or material equipment breakdown), acts of terrorism, pandemic disease, labor disruptions, the idling of facilities due to reduced demand (such as resulting from the recent economic downturn) or other events (such as required maintenance shutdowns), could cause interruptions to our businesses as well as the operations of our customers and suppliers. While we maintain insurance coverage that can offset some losses relating to certain types of these events, losses from business disruptions could have an adverse effect on our operations and financial results and we could be adversely impacted to the extent any such losses are not covered by insurance or cause some other adverse impact to us.

***Foreign Operations***

*Economic, political and other risks associated with foreign operations could adversely affect our international financial results.* Although the substantial majority of our business activity takes place in the United States, we derive a portion of our revenues and earnings from operations in foreign countries, and we are subject to risks associated with doing business internationally. We have wholly-owned facilities in Austria, Canada, the Czech Republic, India and Portugal and joint venture facilities in China, France, India, Mexico, Spain and the United Kingdom, and are becoming more active in exploring foreign opportunities. The risks of doing business in foreign countries include, among other factors: the potential for adverse changes in the local political climate, in diplomatic relations between foreign countries and the United States or in government policies, laws or regulations; terrorist activity that may cause social disruption; logistical and communications challenges; costs of complying with a variety of laws and regulations; difficulty in staffing and managing geographically diverse operations; deterioration of foreign economic conditions; inflation and fluctuations in interest rates; currency rate fluctuations; foreign exchange restrictions; differing local business practices and cultural considerations; restrictions on imports and exports or sources of supply, including energy and raw materials; changes in duties, quotas, tariffs, taxes or other protectionist measures; and potential issues related to matters covered by the Foreign Corrupt Practices Act or similar laws. We believe that our business activities outside of the United States involve a higher degree of risk than our domestic activities, and any one or more of these factors could adversely affect our operating results and financial condition. In addition, the global recession and the volatility of worldwide capital and credit markets have significantly impacted and may continue to significantly impact our foreign customers and markets. These factors have resulted in decreased demand in our foreign operations and have had significant negative impacts on our business. Refer to the *Economic or Industry Downturns* risk factor herein for additional information concerning the impact of the global recession and the volatility of capital and credit markets on our business.

***Joint Ventures***

*A change in the relationship between the members of any of our joint ventures may have an adverse effect on that joint venture.* We have been successful in the development and operation of various joint ventures, and our equity in net income from our joint ventures, particularly WAVE, has been important to our financial results. We believe an important element in the success of any joint venture is a solid relationship between the members of that joint venture. If there is a change in ownership, a change of control, a change in management or management philosophy, a change in business strategy or another event with respect to a member of a joint venture that adversely impacts the relationship between the joint venture members, it could adversely impact that joint venture. In addition, joint ventures necessarily involve special risks. Whether or not we hold a majority interest or maintain operational control in a joint venture, our partners may have economic or business interests or goals that are inconsistent with our interests or goals. For example, our partners may exercise veto rights to block actions that we believe to be in our best interests, may take action contrary to our policies or objects with respect to our investments, or may be unable or unwilling to fulfill their obligations or commitments to the joint venture.

***Acquisitions***

*We may be unable to successfully consummate, manage or integrate our acquisitions.* A portion of our growth has occurred through acquisitions. We may from time to time continue to seek attractive opportunities to acquire businesses, enter into joint ventures and make other investments that are complementary to our existing strengths. There are no assurances, however, that any acquisition opportunities will arise or, if they do, that they will be consummated, or that any needed additional financing for such opportunities will be available on satisfactory terms when required. In addition, acquisitions involve risks that the businesses acquired will not perform in accordance with expectations, that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect, that we may assume unknown liabilities from the seller, that the acquired businesses may not be integrated successfully and that the acquisitions may strain our management resources or divert management's attention from other business concerns. International acquisitions may present unique challenges and increase our exposure to the risks associated with foreign operations and countries. Failure to successfully integrate any of our acquisitions may cause significant operating inefficiencies and could adversely affect our operations and financial condition.

***Capital Expenditures***

*Our business requires capital investment and maintenance expenditures, and our capital resources may not be adequate to provide for all of our cash requirements.* Many of our operations are capital intensive. For the five-year period ended May 31, 2011, our total capital expenditures, including acquisition and investment activity, were approximately $455.4 million. Additionally, at May 31, 2011, we were obligated to make aggregate lease payments of $32.4 million under operating lease agreements. Our business also requires expenditures for maintenance of our facilities. We currently believe that we have adequate resources (including cash and cash equivalents, cash provided by operating activities, availability under existing credit facilities and unused lines of credit) to meet our cash needs for normal operating costs, capital expenditures, debt repayments, dividend payments, future acquisitions and working capital for our existing business. However, given the current challenges, uncertainty and volatility in the domestic and global economies and financial markets, there can be no assurance that our capital resources will be adequate to provide for all of our cash requirements.

***Litigation***

*We may be subject to legal proceedings or investigations, the resolution of which could negatively affect our results of operations and liquidity in a particular period.* Our results of operations or liquidity in a particular period could be affected by an adverse ruling in any legal proceedings or investigations which may be pending against us or filed against us in the future. We are also subject to a variety of legal compliance risks, including, without limitation, potential claims relating to product liability, health and safety, environmental matters, intellectual property rights, taxes and compliance with U.S. and foreign export laws, anti-bribery laws, competition laws and sales and trading practices. While we believe that we have adopted appropriate risk management and compliance programs to address and reduce these risks, the global and diverse nature of our operations means that these risks will continue to exist and additional legal proceedings and contingencies may arise from time to time. A future adverse ruling or settlement or an unfavorable change in laws, rules or regulations could have a material adverse effect on our results of operations or liquidity in a particular period. For additional information regarding our pending legal proceedings and contingencies, refer to "Part I – Item 3. – Legal Proceedings" within this Annual Report on Form 10-K and "Note E – Contingent Liabilities and Commitments" to the Consolidated Financial Statements included in "Part II – Item 8. – Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

***Accounting and Tax Estimates***

*We are required to make accounting and tax-related estimates, assumptions and judgments in preparing our consolidated financial statements, and actual results may differ materially from the estimates, assumptions and judgments that we use.* In preparing our consolidated financial statements in accordance with accounting principles generally accepted in the United States, we are required to make certain estimates and assumptions that affect the accounting for and recognition of assets, liabilities, revenues and expenses. These estimates and assumptions must be made because certain information that is used in the preparation of our consolidated financial statements is dependent on future events, or cannot be calculated with a high degree of precision from data available to us. In some cases, these estimates and assumptions are particularly difficult to determine and we must exercise significant judgment. The estimates, assumptions and judgments having the greatest amount of uncertainty, subjectivity and complexity are related to our accounting for bad debts, returns and allowances, inventory, self-insurance reserves, derivatives, stock-based compensation, deferred tax assets and liabilities and asset impairments. Our actual results may differ materially from the estimates, assumptions and judgments that we use, which could have a material adverse effect on our financial condition and results of operations.

***Tax Laws and Regulations***

*Tax increases or changes in tax laws could adversely affect our financial results.* We are subject to tax and related obligations in the jurisdictions in which we operate or do business, including state, local, federal and foreign taxes. The taxing rules of the various jurisdictions in which we operate or do business often are complex and subject to varying interpretations. Tax authorities may challenge tax positions that we take or historically have taken, and may assess taxes where we have not made tax filings or may audit the tax filings we have made and assess additional taxes. Some of these assessments may be substantial, and also may involve the imposition of penalties and interest. In addition, governments could impose new taxes on us or increase the rates at which we are taxed in the future. The payment of substantial additional taxes, penalties or interest resulting from tax assessments, or the imposition of any new taxes, could materially and adversely impact our results of operations, financial condition and cash flows. In addition, our provision for income taxes and cash tax liability in the future could be adversely affected by changes in U.S. tax laws. Potential changes that may adversely affect our financial results include, without limitation, decreasing the ability of U.S. companies to receive a tax credit for foreign taxes paid or to defer the U.S. deduction of expenses in connection with investments made in other countries.

### Claims and Insurance

*Adverse claims experience, to the extent not covered by insurance, may have an adverse effect on our financial results.* We self-insure a significant portion of our potential liability for workers' compensation, product liability, general liability, property liability, automobile liability and employee medical claims. In order to reduce risk, we purchase insurance from highly-rated, licensed insurance carriers that cover most claims in excess of the applicable deductible or retained amounts. We maintain reserves for the estimated cost to resolve open claims as well as an estimate of the cost of claims that have been incurred but not reported. The occurrence of significant claims, our failure to adequately reserve for such claims, a significant cost increase to maintain our insurance or the failure of our insurance providers to perform could have an adverse impact on our financial condition and results of operations.

### Principal Shareholder

*Our principal shareholder may have the ability to exert significant influence in matters requiring a shareholder vote and could delay, deter or prevent a change in control of Worthington Industries.* Pursuant to our charter documents, certain matters such as those in which a person would attempt to acquire or take control of the Company, must be approved by the vote of the holders of common shares representing at least 75% of Worthington Industries' outstanding voting power. Approximately 25% of our outstanding common shares are beneficially owned, directly or indirectly, by John P. McConnell, our Chairman of the Board and Chief Executive Officer. As a result of his beneficial ownership of our common shares, Mr. McConnell may have the ability to exert significant influence in these matters and other proposals upon which our shareholders may vote.

### Senior Management

*If we lose our senior management or other key employees, our business may be adversely affected.* Our ability to successfully operate, grow our business and implement our business strategies is largely dependent on the efforts, abilities and services of our senior management and other key employees. The loss of any of these individuals or our inability to attract, train and retain additional personnel could reduce the competitiveness of our business or otherwise impair our operations or prospects. Our future success will also depend, in part, on our ability to attract and retain qualified personnel, such as engineers and other skilled technicians, who have experience in the application of our products and are knowledgeable about our business, markets and products. We cannot assure that we will be able to retain our existing senior management personnel or other key employees or attract additional qualified personnel when needed. We have not entered into any formal employment agreements or change in control agreements with our executive officers, and the loss of any member of our management team could adversely impact our business and operations. Additionally, we may modify our management structure from time to time or reduce our overall workforce as we did in certain operating segments during the recent economic downturn, which may create marketing, operational and other business risks.

### Credit Ratings

*Ratings agencies may downgrade our credit ratings, which could make it more difficult for us to raise capital and could increase our financing costs.* Any downgrade in our credit ratings may make raising capital more difficult, may increase the cost and affect the terms of future borrowings, may affect the terms under which we purchase goods and services and may limit our ability to take advantage of potential business opportunities. In addition, the interest rate on our revolving credit facility is tied to our credit ratings, and any downgrade of our credit ratings would likely result in an increase in the current cost of borrowings under our revolving credit facility.

***Difficult Financial Markets***

*Should we be required to raise capital in the current financing environment, we could face higher borrowing costs, less available capital, more stringent terms and tighter covenants or, in extreme conditions, an inability to raise capital.* Although we currently have significant borrowing availability under our existing credit facilities, should those facilities become unavailable due to covenant or other defaults, or should we otherwise be required to raise capital outside our existing facilities, given the current uncertainty and volatility in the U.S. credit and capital markets, our ability to access capital and the terms under which we do so may be negatively impacted. Any adverse change in our access to capital or the terms of our borrowings, including increased costs, could have a negative impact on our financial condition.

***Environmental, Health and Safety***

*We may incur additional costs related to environmental and health and safety matters.* Our operations and facilities are subject to a variety of federal, state, local and foreign laws and regulations relating to the protection of the environment and human health and safety. Failure to maintain or achieve compliance with these laws and regulations or with the permits required for our operations could result in increased costs and capital expenditures and potentially fines and civil or criminal sanctions, third-party claims for property damage or personal injury, cleanup costs or temporary or permanent discontinuance of operations. Over time, we and predecessor operators of our facilities have generated, used, handled and disposed of hazardous and other regulated wastes. Environmental liabilities, including cleanup obligations, could exist at our facilities or at off-site locations where materials from our operations were disposed of or at facilities we have divested, which could result in future expenditures that cannot be currently quantified and which could reduce our profits and cash flow. We may be held strictly liable for any contamination of these sites, and the amount of any such liability could be material. Under the "joint and several" liability principle of certain environmental laws, we may be held liable for all remediation costs at a particular site, even with respect to contamination for which we are not responsible. Changes in environmental and human health and safety laws, rules, regulations or enforcement policies could have a material adverse effect on our business, financial condition or results of operations.

***Legislation and Regulation***

*Certain proposed legislation and regulations may have an adverse impact on the economy in general and in our markets specifically, which may adversely affect our business.* Our business may be negatively impacted by a variety of new or proposed legislation or regulations. For example, legislation and regulations proposing increases in taxation on, or heightened regulation of, carbon or other greenhouse gas emissions may result in higher prices for steel, higher prices for utilities required to run our facilities, higher fuel costs for us and our suppliers and distributors and other adverse impacts. See the immediately following risk factor for additional information regarding legislation and regulations concerning climate change and greenhouse gas emissions. To the extent that new legislation or regulations increase our costs, we may not be able to fully pass these costs on to our customers without a resulting decline in sales and adverse impact to our profits. Likewise, to the extent new legislation or regulations would have an adverse effect on the economy, our markets or the ability of domestic businesses to compete against foreign operations, it could also have an adverse impact on us.

*Legislation or regulations concerning climate change and greenhouse gas emissions may negatively affect our results of operations.* Energy is a significant input in a number of our operations and products, and many believe that consumption of energy derived from fossil fuels is a contributor to global warming. A number of governments and governmental bodies have introduced or are contemplating legislative and regulatory changes in response to the potential impacts of climate change and greenhouse gas emissions. The European Union has established greenhouse gas regulations, and Canada has published details of a regulatory framework for greenhouse gas emissions. The U.S. Environmental Protection Agency has issued and proposed regulations addressing greenhouse gas emissions, including regulations which will require reporting of greenhouse gas emissions from large sources and suppliers in the United States. Legislation previously has been introduced in the U.S. Congress aimed at limiting carbon emissions from companies that conduct business that is carbon-intensive. Among other potential items, such bills could include a system of carbon emission credits issued to certain companies, similar to the European Union's existing cap-and-trade system. Several U.S. states have also adopted, and other states may in the future adopt, legislation or regulations implementing state-wide or regional cap-and-trade systems that apply to some or all industries that emit greenhouse gases. It is impossible at this time to forecast what the final regulations and legislation, if any, will look like and the resulting effects on our business and operations. Depending upon the terms of any such regulations or legislation, however, we could suffer a negative financial impact as a result of increased energy, environmental and other costs necessary to comply with limitations on greenhouse gas emissions, and we may see changes in the margins of our greenhouse gas-intensive and energy-intensive assets. In addition, depending upon whether similar limitations are imposed globally, the regulations and legislation could negatively impact our ability to compete with foreign companies situated in areas not subject to such limitations. Many of our customers in the United States, Canada and Europe may experience similar impacts, which could result in decreased demand for our products.

### *Seasonality*

*Our operations have been subject to seasonal fluctuations that may impact our cash flows for a particular period.* Historically, our sales are generally weaker in the third quarter of the fiscal year, primarily due to reduced activity in the building and construction industry as a result of the colder, more inclement weather, as well as customer plant shutdowns in the automotive industry due to holidays. Sales are generally strongest in the fourth quarter of the fiscal year when all of our business segments are normally operating at seasonal peaks. Our quarterly results may also be affected by the timing of large customer orders. Consequently, our cash flow from operations may fluctuate significantly from quarter to quarter. If, as a result of any such fluctuation, our quarterly cash flows were significantly reduced, we may be unable to service our indebtedness or maintain compliance with certain covenants under our credit facilities. A default under any of the documents governing our indebtedness could prevent us from borrowing additional funds, limit our ability to pay interest or principal and allow our lenders to declare the amounts outstanding to be immediately due and payable and to exercise certain other remedies.

### *Impairment Charges*

*Continued or enhanced weakness or instability in the economy, our markets or our results of operations could result in future asset impairments, which would reduce our reported earnings and net worth.* We review the carrying value of our long-lived assets, including intangible assets with finite useful lives, whenever events or changes in circumstances indicate that the carrying value of an asset or an asset group may not be recoverable. When a potential impairment is indicated, accounting standards require a charge to be recognized in the consolidated financial statements if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows of that asset or asset group. The loss recognized would be the amount by which the carrying value of the asset or asset group exceeds fair value. In recent months, we have seen signs of improvement in overall economic conditions, both domestically and globally. However, economic conditions remain fragile, and the possibility remains that the domestic or global economies, or certain industry sectors that are key to our sales, may not recover as quickly as anticipated, or could further deteriorate. If certain of our business segments continue to be adversely affected by the challenging and volatile economic and financial conditions, we may be required to record additional impairments, which would negatively impact our results of operations.

### Item 1B. — Unresolved Staff Comments

None.

### Item 2. — Properties.

***General***

Our principal corporate offices are located in a leased office building in Columbus, Ohio, containing approximately 117,700 square feet. We also own three facilities used for administrative and medical purposes in Columbus, Ohio, containing an aggregate of approximately 166,000 square feet. As of May 31, 2011, we owned or leased a total of approximately 8,600,000 square feet of space for our operations, of which approximately 7,200,000 square feet (8,100,000 square feet with warehouses) was devoted to manufacturing, product distribution and sales offices. Major leases contain renewal options for periods of up to 10 years. For information concerning rental obligations, refer to "Item 7. – Management's Discussion and Analysis of Financial Condition and Results of Operations – *Contractual Cash Obligations and Other Commercial Commitments*" as well as "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note Q – Operating Leases" of this Annual Report on Form 10-K. We believe the distribution and office facilities provide adequate space for our operations and are well maintained and suitable.

Excluding joint ventures, we operate 35 manufacturing facilities and ten warehouses. These manufacturing facilities are well maintained and in good operating condition, and are believed to be sufficient to meet current needs.

***Steel Processing***

Our Steel Processing operating segment, which includes the consolidated joint venture Spartan, operates 13 manufacturing facilities, 12 of which are wholly-owned, containing a total of approximately 3,300,000 square feet, and one that is leased, containing approximately 150,000 square feet. These facilities are located in Alabama, California, Indiana, Maryland, Michigan (2), Ohio (5) and Tennessee (2). This operating segment also owns one warehouse in Ohio, containing approximately 110,000 square feet, one warehouse in Michigan, containing approximately 100,000 square feet, and one warehouse in California, containing approximately 60,000 square feet. As noted above, this operating segment's corporate offices are located in Columbus, Ohio.

***Pressure Cylinders***

Our Pressure Cylinders operating segment operates 11 owned manufacturing facilities and one leased manufacturing facility. These facilities are located in California, Mississippi, Ohio (3), Wisconsin, Austria, Canada, the Czech Republic, India and Portugal and contain a total of approximately 1,900,000 square feet. This operating segment also operates two owned warehouses, one in Austria and one in the Czech Republic, containing a total of approximately 97,000 square feet, and three leased warehouses, two in Ohio and one in Canada, containing a total of approximately 164,000 square feet.

***Metal Framing***

Our Metal Framing operating segment operates three manufacturing facilities and one warehouse. Of these manufacturing facilities, one is leased, containing a total of approximately 85,000 square feet, and two are owned, containing a total of approximately 242,000 square feet. The leased warehouse contains approximately 314,000 square feet. All of these properties operate exclusively to support the transition of our metal framing business into the ClarkDietrich joint venture and will be subsequently shut down, closed or sold.

### *Other*

Steel Packaging operates three facilities, one each in Indiana, Ohio and Pennsylvania. The manufacturing facilities in Indiana and Pennsylvania are leased and contain a total of approximately 290,000 square feet; and the facility located in Ohio is owned and contains approximately 21,000 square feet. Global Group includes Worthington Military Construction, Inc., Worthington Mid-Rise Construction, Inc. and Worthington Metal Fabricators, LLC which operate manufacturing facilities in Ohio, Tennessee and Washington which contain approximately 223,500 square feet and lease approximately 18,300 square feet for administrative offices in Hawaii and Ohio. Additionally, we retained Gerstenslager's manufacturing facility in Wooster, Ohio, which is subject to a lease agreement with ArtiFlex and contains approximately 900,000 square feet.

### *Joint Ventures*

The Spartan consolidated joint venture owns and operates one manufacturing facility in Michigan, which is included in the number disclosed above for the Steel Processing operating segment, and the WNCL consolidated joint venture owns and operates a manufacturing facility in India. The unconsolidated joint ventures operate a total of 43 manufacturing facilities, located in Alabama, California (2), Connecticut, Georgia, Hawaii, Illinois, Kansas, Kentucky, Maryland, Michigan (8), Nevada and Ohio (6), domestically, and in China, France, India, Mexico (6), Spain and the United Kingdom, internationally.

## Item 3. — Legal Proceedings

Various legal proceedings, which generally have arisen in the ordinary course of business, are pending against Worthington. None of this pending litigation, individually or collectively, is expected to have a material adverse effect on the financial position, results of operation or cash flows of the Company.

Notwithstanding the statement above, refer to "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note E – Contingent Liabilities and Commitments" within this Annual Report on Form 10-K for additional information regarding certain litigation which remained pending during fiscal 2011. Additionally, refer to "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note T – Subsequent Events" for information regarding developments that occurred subsequent to May 31, 2011 related to litigation pending during fiscal 2011.

**Item 4. — [Reserved]**

**Supplemental Item — Executive Officers of the Registrant**

The following table lists the names, positions held and ages of the Registrant's executive officers as of August 1, 2011:

| Name | Age | Position(s) with the Registrant | Present Office Held Since |
|---|---|---|---|
| John P. McConnell | 57 | Chairman of the Board and Chief Executive Officer; a Director | 1996 |
| George P. Stoe | 65 | President and Chief Operating Officer | 2008 |
| B. Andrew Rose | 41 | Vice President and Chief Financial Officer | 2008 |
| Dale T. Brinkman | 58 | Vice President-Administration, General Counsel and Secretary | 2000 |
| Andrew J. Billman | 43 | President, Worthington Cylinder Corporation | 2011 |
| Matthew A. Lockard | 42 | Vice President-Corporate Development and Treasurer | 2009 |
| Ralph V. Roberts | 64 | Senior Vice President-Marketing and President, Worthington Global Group, LLC | 2006 |
| Mark A. Russell | 48 | President, The Worthington Steel Company | 2007 |
| Eric M. Smolenski | 41 | Vice President-Human Resources | 2005 |
| Richard G. Welch | 53 | Controller | 2000 |
| Virgil L. Winland | 63 | Senior Vice President-Manufacturing | 2001 |

John P. McConnell has served as Worthington Industries' Chief Executive Officer since June 1993, as a director of Worthington Industries continuously since 1990, and as Chairman of the Board of Worthington Industries since September 1996. Mr. McConnell serves as the Chair of the Executive Committee of Worthington Industries' Board of Directors. He has served in various positions with the Company since 1975.

George P. Stoe has served as President and Chief Operating Officer of Worthington Industries since October 2008. He served as Executive Vice President and Chief Operating Officer of Worthington Industries from December 2005 to October 2008. He previously served as President of Worthington Cylinder Corporation from January 2003 to December 2005.

B. Andrew 'Andy' Rose has served as Vice President and Chief Financial Officer of Worthington Industries since December 2008. From 2007 to 2008, he served as a senior investment professional with MCG Capital Corporation, a private equity firm specializing in investments in middle market companies; and from 2002 to 2007, he was a founding partner at Peachtree Equity Partners, L.P., a private equity firm backed by Goldman Sachs.

Dale T. Brinkman has served as Worthington Industries' Vice President-Administration since December 1998 and as Worthington Industries' General Counsel since September 1982. He has been Secretary of Worthington Industries since September 2000 and served as Assistant Secretary of Worthington Industries from September 1982 to September 2000.

Andrew J. Billman has served as President of Worthington Cylinder Corporation since August 2011. From February 2010 to August 2011, he served as Vice President-Purchasing for Worthington Industries. He has served in various other positions with the Company since 1991.

Matthew A. Lockard has served as Treasurer of Worthington Industries since February 2009, and as Vice President-Corporate Development of Worthington Industries since July 2005. From April 2001 to July 2005,

Mr. Lockard served as Vice President-Global Business Development for Worthington Cylinder Corporation. Mr. Lockard served in various other positions with the Company from January 1994 to April 2001.

Ralph V. Roberts has served as Senior Vice President-Marketing of Worthington Industries since January 2001, and also as President of Worthington Global Group, LLC (or its predecessors) since November 2006. From June 1998 through January 2001, he served as President of The Worthington Steel Company, and he held various other positions with the Company from December 1973 to June 1998, including Vice President-Corporate Development and Chief Executive Officer of the WAVE joint venture.

Mark A. Russell has served as President of The Worthington Steel Company since February 2007. From August 2004 through February 2007, Mr. Russell was a partner in Russell & Associates, an acquisition group formed to acquire aluminum products companies.

Eric M. Smolenski has served as Vice President-Human Resources of Worthington Industries since December 2005. From January 2001 to December 2005, Mr. Smolenski served as the Director of Corporate Human Resources Services of Worthington Industries, and he served in various other positions with the Company from January 1994 to January 2001.

Richard G. Welch has served as the Corporate Controller of Worthington Industries since March 2000 and prior thereto, he served as Assistant Controller of Worthington Industries from August 1999 to March 2000. He served as Principal Financial Officer of Worthington Industries on an interim basis from September 2008 to December 2008.

Virgil L. Winland has served as Senior Vice President-Manufacturing of Worthington Industries since January 2001. He served in various other positions with Worthington from 1971 to January 2001, including President of Worthington Cylinder Corporation from June 1998 through January 2001.

Executive officers serve at the pleasure of the directors of the Registrant. There are no family relationships among any of the Registrant's executive officers or directors. No arrangements or understandings exist pursuant to which any individual has been, or is to be, selected as an executive officer of the Registrant.

## PART II

### Item 5. — Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

#### Common Shares Information

The common shares of Worthington Industries, Inc. ("Worthington Industries") trade on the New York Stock Exchange ("NYSE") under the symbol "WOR" and are listed in most newspapers as "WorthgtnInd." As of July 26, 2011, Worthington Industries had 6,941 registered shareholders. The following table sets forth (i) the low and high closing prices and the closing price per share for Worthington Industries' common shares for each quarter of fiscal 2010 and fiscal 2011, and (ii) the cash dividends per share declared on Worthington Industries' common shares for each quarter of fiscal 2010 and fiscal 2011.

| | Market Price | | | Cash Dividends Declared |
|---|---|---|---|---|
| | Low | High | Closing | |
| **Fiscal 2010 Quarter Ended** | | | | |
| August 31, 2009 | $11.19 | $15.49 | $13.17 | $0.10 |
| November 30, 2009 | $11.05 | $15.95 | $11.71 | $0.10 |
| February 28, 2010 | $11.47 | $17.35 | $15.84 | $0.10 |
| May 31, 2010 | $13.95 | $17.67 | $14.72 | $0.10 |
| **Fiscal 2011 Quarter Ended** | | | | |
| August 31, 2010 | $12.05 | $15.36 | $14.22 | $0.10 |
| November 30, 2010 | $14.63 | $16.59 | $16.02 | $0.10 |
| February 28, 2011 | $16.44 | $20.00 | $19.36 | $0.10 |
| May 31, 2011 | $18.30 | $21.83 | $21.83 | $0.10 |

Dividends are declared at the discretion of Worthington Industries' Board of Directors. Worthington Industries' Board of Directors declared quarterly dividends of $0.10 per common share in fiscal 2011 and fiscal 2010. On June 29, 2011, the Board of Directors declared a quarterly dividend of $0.12 per common share. This dividend is payable on September 29, 2011, to shareholders of record as of September 15, 2011.

The Board of Directors reviews the dividend on a quarterly basis and establishes the dividend rate based upon Worthington Industries' financial condition, results of operations, capital requirements, current and projected cash flows, business prospects and other factors which the directors may deem relevant. While Worthington Industries has paid a dividend every quarter since becoming a public company in 1968, there is no guarantee this will continue in the future.

#### *Shareholder Return Performance*

The following information in this Item 5 of this Annual Report on Form 10-K is not deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or Regulation 14C under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or to the liabilities of Section 18 of the Exchange Act, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent we specifically incorporate such information into such a filing.

The following graph compares the five-year cumulative return on Worthington Industries' common shares, the S&P Midcap 400 Index and the S&P 1500 Steel Composite Index. The graph assumes that $100 was invested at May 31, 2006, in Worthington Industries' common shares and each index.



COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
among Worthington Industries, Inc. common shares, the S&P Midcap 400 Index
and the S&P 1500 Steel Composite Index
$200
$100
$0
5/06
5/07
5/08
5/09
5/10
5/11
Worthington Industries, Inc.
S&P Midcap 400 Index
S&P 1500 Steel Composite Index


* $100 invested on 5/31/06 in common shares or index. Assumes reinvestment of dividends when received. Fiscal year ended May 31.

| | 5/06 | 5/07 | 5/08 | 5/09 | 5/10 | 5/11 |
|---|---|---|---|---|---|---|
| Worthington Industries, Inc. | $100.00 | $128.47 | $125.61 | $93.03 | $100.70 | $153.05 |
| S&P Midcap 400 Index | $100.00 | $121.18 | $118.15 | $78.57 | $105.70 | $140.53 |
| S&P 1500 Steel Composite Index | $100.00 | $154.83 | $191.57 | $76.46 | $ 95.88 | $113.47 |



Worthington Industries is a component of the S&P Midcap 400 Index. The S&P 1500 Steel Composite Index, of which Worthington Industries is a component, is the most specific index relative to the largest line of business of Worthington Industries and its subsidiaries. At May 31, 2011, the S&P 1500 Steel Composite Index included 12 steel related companies from the S&P 500, S&P Midcap 400 and S&P 600 indices: AK Steel Holding Corporation; Allegheny Technologies Incorporated; A.M. Castle & Co.; Carpenter Technology Corporation; Cliffs Natural Resources Inc.; Commercial Metals Company; Nucor Corporation; Olympic Steel, Inc.; Reliance Steel & Aluminum Co.; Steel Dynamics, Inc.; United States Steel Corporation; and Worthington Industries.

### Issuer Purchases of Equity Securities

The following table provides information about purchases made by, or on behalf of, Worthington Industries or any "affiliated purchaser" (as defined in Rule 10b – 18(a) (3) under the Exchange Act of 1934) of common shares of Worthington Industries during each month of the fiscal quarter ended May 31, 2011:

| Period | Total Number of Common Shares Purchased | Average Price Paid per Common Share | Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Common Shares that May Yet Be Purchased Under the Plans or Programs (1) |
|---|---|---|---|---|
| March 1-31, 2011 | 37,000(2) | $19.75 | - | 3,194,802 |
| April 1-30, 2011 | 2,704,962(2) | $21.35 | 2,700,000 | 494,802 |
| May 1-31, 2011 | - | - | - | 494,802 |
| Total | 2,741,962 | $21.33 | 2,700,000 | |

(1) The number shown represents, as of the end of each period, the maximum number of common shares that could be purchased under the publicly announced repurchase authorization then in effect. On September 26, 2007, we announced that our Board of Directors had authorized the repurchase of up to 10,000,000 of Worthington Industries' outstanding common shares. A total of 494,802 common shares were available under this repurchase authorization as of May 31, 2011.

On June 29, 2011, our Board of Directors authorized the repurchase of up to an additional 10,000,000 of Worthington Industries' outstanding common shares, increasing the total number of common shares available for repurchase to 10,494,802.

The common shares available for repurchase under these authorizations may be purchased from time to time, with consideration given to the market price of the common shares, the nature of other investment opportunities, cash flows from operations, general economic conditions and other appropriate factors. Repurchases may be made on the open market or through privately negotiated transactions.

(2) Includes an aggregate of 37,000 common shares and 4,962 common shares surrendered by employees in March and April 2011, respectively, to meet tax withholdings upon exercise of stock options. These common shares were not part of the 10,000,000 share repurchase authorization in effect throughout fiscal 2011.

**Item 6. — Selected Financial Data**

| (in thousands, except per share amounts) | Fiscal Year Ended May 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| **FINANCIAL RESULTS** | | | | | |
| Net sales | $2,442,624 | $1,943,034 | $2,631,267 | $3,067,161 | $2,971,808 |
| Cost of goods sold | 2,086,467 | 1,663,104 | 2,456,533 | 2,711,414 | 2,610,176 |
| Gross margin | 356,157 | 279,930 | 174,734 | 355,747 | 361,632 |
| Selling, general and administrative expense | 235,198 | 218,315 | 210,046 | 231,602 | 232,487 |
| Impairment of long-lived assets | 4,386 | 35,409 | 96,943 | - | - |
| Restructuring and other expense | 2,653 | 4,243 | 43,041 | 18,111 | - |
| Joint venture transactions | (10,436) | - | - | - | - |
| Operating income (loss) | 124,356 | 21,963 | (175,296) | 106,034 | 129,145 |
| Miscellaneous income (expense) | 597 | 1,127 | (2,329) | 620 | 963 |
| Gain on sale of investment in Aegis | - | - | 8,331 | - | - |
| Interest expense | (18,756) | (9,534) | (20,734) | (21,452) | (21,895) |
| Equity in net income of unconsolidated affiliates | 76,333 | 64,601 | 48,589 | 67,459 | 63,213 |
| Earnings (loss) before income taxes | 182,530 | 78,157 | (141,439) | 152,661 | 171,426 |
| Income tax expense (benefit) | 58,496 | 26,650 | (37,754) | 38,616 | 52,112 |
| Net earnings (loss) | 124,034 | 51,507 | (103,685) | 114,045 | 119,314 |
| Net earnings attributable to noncontrolling interest | 8,968 | 6,266 | 4,529 | 6,968 | 5,409 |
| Net earnings (loss) attributable to controlling interest | $ 115,066 | $ 45,241 | $ (108,214) | $ 107,077 | $ 113,905 |
| Earnings (loss) per share – diluted: | | | | | |
| Net earnings (loss) per share attributable to controlling interest | $ 1.53 | $ 0.57 | $ (1.37) | $ 1.31 | $ 1.31 |
| Depreciation and amortization | $ 61,058 | $ 64,653 | $ 64,073 | $ 63,413 | $ 61,469 |
| Capital expenditures (including acquisitions and investments) | 59,891 | 98,275 | 109,491 | 97,343 | 90,418 |
| Cash dividends declared | 29,411 | 31,676 | 48,115 | 54,640 | 58,380 |
| Per common share | $ 0.40 | $ 0.40 | $ 0.61 | $ 0.68 | $ 0.68 |
| Average common shares outstanding – diluted | 75,409 | 79,143 | 78,903 | 81,898 | 87,002 |
| **FINANCIAL POSITION** | | | | | |
| Total current assets | $ 891,635 | $ 782,285 | $ 598,935 | $1,104,970 | $ 969,383 |
| Total current liabilities | 525,002 | 379,802 | 372,080 | 664,895 | 420,494 |
| Working capital | $ 366,633 | $ 402,483 | $ 226,855 | $ 440,075 | $ 548,889 |
| Property, plant and equipment, net | $ 405,334 | $ 506,163 | $ 521,505 | $ 549,944 | $ 564,265 |
| Total assets | 1,667,249 | 1,520,347 | 1,363,829 | 1,988,031 | 1,814,182 |
| Total debt | 383,210 | 250,238 | 239,393 | 380,450 | 276,650 |
| Total shareholders' equity – controlling interest | 689,910 | 711,413 | 706,069 | 885,377 | 936,001 |
| Per share | $ 9.62 | $ 8.98 | $ 8.94 | $ 11.16 | $ 11.02 |
| Common shares outstanding | 71,684 | 79,217 | 78,998 | 79,308 | 84,908 |

Our Automotive Body Panels operations have been excluded from consolidated operating results since their deconsolidation in May 2011. Our Metal Framing operations have been excluded from consolidated operating results since their deconsolidation in March 2011, except for our Metal Framing operations in Canada, which have been excluded since their disposition in November 2009. The acquisition of the net assets of three MISA Metals, Inc. steel processing locations has been reflected since March 2011. The acquisition of our 60% interest in Nitin Cylinders Limited has been reflected since December 2010. The acquisition of the net assets of Hy-Mark Cylinders, Inc. has been reflected since June 2010. The acquisition of the steel processing assets of Gibraltar Industries, Inc. and its subsidiaries has been reflected since February 2010. The acquisition of the membership interests of Structural Composites Industries, LLC has been reflected since September 2009. The acquisition of the net assets related to the businesses of Piper Metal Forming Corporation, U.S. Respiratory, Inc. and Pacific Cylinders, Inc. has been reflected since June 2009. The acquisition of the net assets of Laser Products has been reflected since July 2008. The acquisition of the net assets of The Sharon Companies Ltd. has been reflected since June 2008. The acquisition of the capital stock of Precision Specialty Metals, Inc. has been reflected since August 2006.

## Item 7. — Management's Discussion and Analysis of Financial Condition and Results of Operations

*Selected statements contained in this "Item 7. – Management's Discussion and Analysis of Financial Condition and Results of Operations" constitute "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based, in whole or in part, on management's beliefs, estimates, assumptions and currently available information. For a more detailed discussion of what constitutes a forward-looking statement and of some of the factors that could cause actual results to differ materially from such forward-looking statements, please refer to the "Safe Harbor Statement" in the beginning of this Annual Report on Form 10-K and "Part I – Item 1A. – Risk Factors" of this Annual Report on Form 10-K.*

### *Introduction*

Worthington Industries, Inc., together with its subsidiaries (collectively, "we," "our," "Worthington," or the "Company"), is primarily a diversified metals processing company, focused on value-added steel processing and manufactured metal products. Our manufactured metal products include: pressure cylinder products such as propane, refrigerant, oxygen, and industrial cylinders, scuba tanks, hand torches, and helium balloon kits; framing systems and stairs for mid-rise buildings; steel pallets and racks; and, through joint ventures, suspension grid systems for concealed and lay-in panel ceilings; laser-welded blanks; light gauge steel framing for commercial and residential construction; and current and past model automotive service stampings. Our number one goal is to increase shareholder value, which we seek to accomplish by optimizing existing operations, developing and commercializing new products and applications, and pursuing strategic acquisitions and joint ventures.

As of May 31, 2011, excluding our joint ventures, we operated 35 manufacturing facilities worldwide, principally in three reportable business segments: Steel Processing, Pressure Cylinders and Metal Framing, each of which is comprised of a similar group of products and services. As more fully described in the ***Recent Business Developments*** section herein, on March 1, 2011, we contributed certain assets of Dietrich Metal Framing ("Dietrich") to a newly-formed joint venture, Clarkwestern Dietrich Building Systems LLC ("ClarkDietrich"), in which we received a 25% noncontrolling interest. We retained seven of the 13 metal framing facilities, which continue to operate, on a short-term basis, to support the transition of the business into the new joint venture. Following this brief transition period, these assets will be disposed of. The financial results and operating performance of the retained facilities will continue to be reported within our Metal Framing operating segment until their expected disposition in fiscal 2012. The contributed net assets, which were deconsolidated effective March 1, 2011, will continue to be reported within Metal Framing on a historical basis.

Operating segments that do not meet the applicable aggregation criteria or materiality tests for separate disclosure, as well as other corporate-related entities, are combined and presented in an "Other" category for segment reporting purposes. Through May 9, 2011, the operating segments included within the Other category consisted of Automotive Body Panels, Steel Packaging, and the recently formed Worthington Global Group (the "Global Group"). As more fully described in the ***Recent Business Developments*** section herein, on May 9, 2011, in connection with the contribution of our automotive body panels subsidiary, The Gerstenslager Company ("Gerstenslager"), to the ArtiFlex joint venture, and the resulting deconsolidation of the contributed net assets, we no longer maintain a separate Automotive Body Panels operating segment. Accordingly, in periods subsequent to May 9, 2011, the operating segments included within the Other category consist of Steel Packaging and the Global Group. We will continue to report the financial results and operating performance of our former Automotive Body Panels operating segment on a historical basis through May 9, 2011.

The Global Group operating segment was formed during the third quarter of our fiscal year ended May 31, 2011 ("fiscal 2011") as a result of certain organizational changes impacting the internal reporting and management structure of our then Mid-Rise Construction, Military Construction and Commercial Stairs operating segments. Refer to "Note M – Segment Data" for additional information regarding the Global Group operating segment.

We also held equity positions in 12 joint ventures, which operated an additional 43 manufacturing facilities worldwide as of May 31, 2011. For more information regarding our operating segments, refer to "Part I – Item 1. – Business" of this Annual Report on Form 10-K.

### *Overview*

During fiscal 2011, we continued to benefit from the strengthening of the automotive market as well as the improving overall general economic conditions, both domestically and internationally, that began in the latter part of our fiscal year ended May 31, 2010 ("fiscal 2010"). Although the construction market remains depressed compared to historical norms, there has been a break from further erosion and some signs of stability. Recent acquisitions by both our Steel Processing and our Pressure Cylinders operating segments have produced solid results and proven complementary to our existing businesses as have our recently formed joint ventures. Continued execution of the Transformation Plan has enhanced efficiencies at our facilities and positioned us to respond more quickly to current and future opportunities and challenges.

### *Market & Industry Overview*

We sell our products and services to a diverse customer base and a broad range of end markets. The breakdown of our net sales by end market for fiscal 2011 and fiscal 2010 is illustrated in the following chart:


Consolidated Net Sales
50%
25%
0%
33%
20%
9%
7%
5%
6%
20%
28%
28%
8%
5%
4%
1%
26%
Fiscal 2011
Fiscal 2010
Automotive
Construction
Leisure/Recreation
Industrial Gas
HVAC
Agriculture
Other

The automotive industry is the largest consumer of flat-rolled steel and thus the largest end market for our Steel Processing operating segment. Approximately 49% of the net sales of our Steel Processing operating segment are to the automotive market. North American vehicle production, primarily by Chrysler, Ford and General Motors (the "Detroit Three automakers"), has a considerable impact on the activity within this operating segment. The majority of the net sales from four of our unconsolidated joint ventures are also to the automotive end market.

As noted in "Part I – Item 1A. – Risk Factors" of this Annual Report on Form 10-K, we believe that the damage caused by the earthquake and resulting tsunami that struck Japan on March 11, 2011, has caused disruptions in and negatively impacted many of the markets we serve. As the impact from this catastrophe continues to evolve, we are currently unable to determine how deep or how long the impact will be on each of our markets. We continue to monitor the situation and are prepared to act as outcomes become more evident.

Substantially all of the net sales of our Metal Framing and Global Group operating segments, as well as approximately 11% of the net sales of our Steel Processing operating segment, are to the construction market, both residential and non-residential. We estimate that approximately 10% of our net sales to the construction market are to the residential sector. While the market price of steel significantly impacts these businesses, there are other key indicators that are meaningful in analyzing construction market demand, including U.S. gross domestic product ("GDP"), the Dodge Index of construction contracts and trends in the relative price of framing lumber and steel. The construction market is also the predominant end market of two of our joint ventures, Worthington Armstrong Venture ("WAVE") and ClarkDietrich, whose net sales are not included in our consolidated operating results.

The net sales of our Pressure Cylinders and Steel Packaging operating segments and approximately 40% of the net sales of our Steel Processing operating segment are to other markets such as leisure and recreation, industrial gas, HVAC, lawn and garden, agriculture and appliance. Given the different products that make up these net sales and the wide variety of end markets, it is difficult to detail the key market indicators that drive this portion of our business. However, we believe that the trend in U.S. GDP is generally a good economic indicator for analyzing the performance of these operating segments.

We use the following information to monitor our costs and demand in our major end markets:

| | **Fiscal Year Ended May 31,** | | | **Inc / (Dec)** | |
|---|---|---|---|---|---|
| | **2011** | **2010** | **2009** | **2011 vs. 2010** | **2010 vs. 2009** |
| U.S. GDP (% growth year-over-year)[1] | 2.7% | 0.1% | -1.0% | 2.6% | 1.1% |
| Hot-Rolled Steel ($ per ton)[2] | $ 680 | $ 549 | $ 726 | $ 131 | ($ 177) |
| Detroit Three Auto Build (000s vehicles)[3] | 7,251 | 5,650 | 5,606 | 1,601 | 44 |
| No. America Auto Build (000s vehicles)[3] | 12,756 | 10,643 | 9,880 | 2,113 | 763 |
| Zinc ($ per pound)[4] | $ 1.00 | $ 0.94 | $ 0.65 | $ 0.06 | $ 0.29 |
| Natural Gas ($ per mcf)[5] | $ 4.14 | $ 4.35 | $ 7.02 | ($ 0.21) | ($2.67) |
| On-Highway Diesel Fuel Prices ($ per gallon)[6] | $ 3.35 | $ 2.77 | $ 3.17 | $ 0.58 | ($0.40) |

[1] 2011 figures based on revised actuals [2] CRU Index; annual average [3] CSM Autobase [4] LME Zinc; annual average [5] NYMEX Henry Hub Natural Gas; annual average [6] Energy Information Administration; annual average (excludes taxes)

U.S. GDP growth rate trends are generally indicative of the strength in demand and, in many cases, pricing for our products. A year-over-year increase in U.S. GDP growth rates is indicative of a stronger economy, which generally increases demand and pricing for our products. Conversely, decreasing U.S. GDP growth rates generally indicate the opposite effect, which we experienced during the first six months of fiscal 2010. Changes in U.S. GDP growth rates can also signal changes in conversion costs related to production and in selling, general and administrative ("SG&A") expenses. The fourth quarter of fiscal 2011 is the sixth quarter in a row of positive year-over-year change in U.S. GDP.

The market price of hot-rolled steel is one of the most significant factors impacting our selling prices and operating results. When steel prices fall, we typically have higher-priced material flowing through cost of goods sold, while selling prices compress to what the market will bear, negatively impacting our results. On the other hand, in a rising price environment, our results are generally favorably impacted, as lower-priced material purchased in previous periods flows through cost of goods sold, while our selling prices increase at a faster pace to cover current replacement costs. The following table presents the average quarterly market price per ton of hot-rolled steel during fiscal 2011 and fiscal 2010.

| (dollars per ton [1]) | Fiscal Year | | Inc / (Dec) | |
|---|---|---|---|---|
| | 2011 | 2010 | 2011 vs. 2010 | |
| 1st Quarter | $611 | $439 | $172 | 39.2% |
| 2nd Quarter | $557 | $538 | $ 19 | 3.5% |
| 3rd Quarter | $699 | $549 | $150 | 27.3% |
| 4th Quarter | $851 | $669 | $182 | 27.2% |
| Annual Avg. | $680 | $549 | $131 | 23.9% |

[1] CRU Hot-Rolled Index

No single customer contributed more than 10% of our consolidated net sales during fiscal 2011. While our automotive business is largely driven by the production schedules of the Detroit Three automakers, our customer base is much broader and includes other domestic manufacturers and many of their suppliers. During fiscal 2011, we continued to build upon the improvement in automotive production from the Detroit Three automakers that began in the latter part of fiscal 2010. Vehicle production for the Detroit Three automakers during fiscal 2011 was up 28% over fiscal 2010. Additionally, North American vehicle production during fiscal 2011 was up 20% over fiscal 2010.

Certain other commodities, such as zinc, natural gas and diesel fuel, represent a significant portion of our cost of goods sold, both directly through our plant operations and indirectly through transportation and freight expense.

***Recent Business Developments***

- On July 1, 2011, our Pressure Cylinders operating segment purchased substantially all of the net assets of the BernzOmatic business ("Bernz") from Irwin Industrial Tool Company, a subsidiary of Newell Rubbermaid, Inc. (the "Seller"), for cash consideration of approximately $51.0 million. The assets purchased include substantially all of the operating assets of Bernz, including machinery and equipment, intellectual property, inventories and the Bernz-owned facility in Winston-Salem, North Carolina. We will lease the Medina, New York facility from the Seller. Additionally, accounts receivable as of the closing date are being retained by the Seller. Foreign inventories and operations will transition to us over a period of approximately 90 days. We also generally assumed the trade accounts payable of Bernz arising in the ordinary course of business as of the closing date.
- On May 9, 2011, our automotive body panels subsidiary, Gerstenslager, closed an agreement with International Tooling Solutions, LLC, a tooling design and build company, to combine their businesses in a newly-formed joint venture. This new joint venture, ArtiFlex, provides an integrated solution for engineering, tooling, stamping, assembly and other services to customers primarily in the automotive industry. Our investment in ArtiFlex is accounted for under the equity method, as our ownership interest does not constitute a controlling financial interest. As we do not have a controlling financial interest in ArtiFlex, the contributed net assets were deconsolidated effective May 9, 2011.
- On March 18, 2011, we joined with Gestamp Renewables group to create Gestamp Worthington Wind Steel, LLC, a 50%-owned joint venture focused on producing towers for wind turbines being

constructed in North America. This unconsolidated joint venture has identified Cheyenne, Wyoming as the site of its initial production facility. We anticipate contributing $9.5 million of cash to the Gestamp JV, mostly in fiscal 2012. Our investment in this joint venture is accounted for under the equity method, as our ownership interest does not constitute a controlling financial interest.

- On March 1, 2011, we closed an agreement with Marubeni-Itochu Steel America Inc. ("MISA") to combine certain assets of Dietrich and ClarkWestern Building Systems in a newly-created joint venture. In exchange for the contributed net assets, we received a 25% interest in the new joint venture, ClarkDietrich, as well as the assets of certain MISA Metals, Inc. ("MMI") steel processing locations, some of which were subsequently classified as assets held for sale in our consolidated balance sheet. Our contribution to ClarkDietrich consisted of our metal framing business, including all of the related working capital and six of the 13 facilities. We retained and continue to operate the remaining facilities, on a short-term basis, to support the transition of the business into the new joint venture. Following this brief transition period, these assets will be disposed of. Our investment in ClarkDietrich is accounted for under the equity method, as our ownership interest does not constitute a controlling financial interest. As we do not have a controlling financial interest in ClarkDietrich, the contributed net assets were deconsolidated effective March 1, 2011.
- On December 28, 2010, we acquired a 60% ownership interest in Nitin Cylinders Limited, which is now Worthington Nitin Cylinders Limited ("WNCL"), for cash consideration of approximately $21.2 million. WNCL is a manufacturer of high pressure, seamless steel cylinders for compressed industrial gases and compressed natural gas storage in motor vehicles. The results of this joint venture are consolidated in our Pressure Cylinders operating segment due to our controlling financial interest.
- On November 19, 2010, we joined with Hubei Modern Urban Construction and Development Group Co., Ltd. ("HMUCG") of China to create Worthington Modern Steel Framing Manufacturing Co. Ltd ("WMSFMCo."). We contributed approximately $6.2 million of cash in exchange for our 40% ownership interest in the joint venture. The purpose of WMSFMCo. is to design, manufacture, assemble and distribute steel framing materials and accessories for construction projects in five Central Chinese provinces and to provide project management and building design and construction supply services for those projects. Our investment in this joint venture is accounted for under the equity method, as our ownership interest does not constitute a controlling financial interest.
- On June 21, 2010, our Pressure Cylinders operating segment acquired, for cash consideration of $12.2 million, the net assets of Hy-Mark Cylinders, Inc. ("Hy-Mark"), which manufactured extruded aluminum cylinders for medical oxygen, scuba, beverage service, industrial specialty and professional racing applications. The assets of Hy-Mark have been moved to our pressure cylinders facility located in Mississippi.

***Results of Operations***

***Fiscal 2011 Compared to Fiscal 2010***

***Consolidated Operations***

The following table presents consolidated operating results:

| (dollars in millions) | Fiscal Year Ended May 31, | | | | |
|---|---|---|---|---|---|
| | **2011** | **% of Net sales** | **2010** | **% of Net sales** | **Increase/ (Decrease)** |
| Net sales | $2,442.6 | 100.0% | $1,943.0 | 100.0% | $499.6 |
| Cost of goods sold | 2,086.4 | 85.4% | 1,663.1 | 85.6% | 423.3 |
| **Gross margin** | 356.2 | 14.6% | 279.9 | 14.4% | 76.3 |
| Selling, general and administrative expense | 235.2 | 9.6% | 218.3 | 11.2% | 16.9 |
| Impairment of long-lived assets | 4.4 | 0.2% | 35.4 | 1.8% | (31.0) |
| Restructuring and other expense | 2.6 | 0.1% | 4.2 | 0.2% | (1.6) |
| Joint venture transactions | (10.4) | 0.4% | - | 0.0% | (10.4) |
| **Operating income** | 124.4 | 5.1% | 22.0 | 1.1% | 102.4 |
| Miscellaneous income | 0.6 | 0.0% | 1.1 | 0.1% | (0.5) |
| Interest expense | (18.8) | -0.8% | (9.5) | -0.5% | 9.3 |
| Equity in net income of unconsolidated affiliates | 76.3 | 3.1% | 64.6 | 3.3% | 11.7 |
| Income tax expense | (58.5) | -2.4% | (26.7) | -1.4% | 31.8 |
| Net earnings | 124.0 | 5.1% | 51.5 | 2.7% | 72.5 |
| Net earnings attributable to noncontrolling interest | (8.9) | -0.4% | (6.3) | -0.3% | (2.6) |
| **Net earnings attributable to controlling interest** | $ 115.1 | 4.7% | $ 45.2 | 2.3% | $ 69.9 |

Net earnings represent the results for our consolidated operations, including 100% of our consolidated joint ventures, Spartan Steel Coating, LLC ("Spartan") and WNCL. The noncontrolling interest, or 48% of Spartan and 40% of WNCL, is subtracted to arrive at net earnings attributable to controlling interest (i.e., Worthington). For fiscal 2011, net earnings attributable to controlling interest were $115.1 million, an increase of $69.9 million from fiscal 2010.

- Net sales increased $499.6 million from fiscal 2010 to $2,442.6 million. Higher volumes increased net sales by $271.3 million, most notably in our Steel Processing and Pressure Cylinders operating segments. Additionally, average selling prices increased over the prior fiscal year due to the higher cost of steel, favorably impacting net sales by $228.3 million in fiscal 2011. Selling prices are affected by the market price of steel, which averaged $680 per ton for fiscal 2011 as compared to an average of $549 per ton for fiscal 2010 (an increase of 24%).
- Gross margin improved $76.3 million from fiscal 2010. The improvement in gross margin was primarily due to increased volumes in our Steel Processing and Pressure Cylinders operating segments, as well as an increase in the spread between average selling prices and the cost of steel, most notably in Steel Processing.
- SG&A expense increased $16.9 million from fiscal 2010, primarily due to the impact of acquisitions and higher profit sharing and bonus expense, driven by the increase in net earnings during fiscal 2011.
- Impairment charges decreased $31.0 million from fiscal 2010. Fiscal 2011 impairment charges of $4.4 million were comprised of the impairment of certain long-lived assets within our Global Group operating segment ($2.5 million) and our Steel Packaging operating segment ($1.9 million). This

compares to impairment charges of $35.4 million in fiscal 2010, consisting primarily of the impairment of goodwill and other long-lived assets of our Commercial Stairs business unit reported as part of our then Construction Services operating segment ($32.7 million) as well as the impairment of certain long-lived assets within our Steel Packaging operating segment ($2.7 million). For additional information regarding these impairment charges, refer to "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note C – Goodwill and Other Long-Lived Assets."

- Restructuring and other expense decreased $1.6 million from fiscal 2010. Substantially all of the activity in both fiscal 2011 and fiscal 2010 was associated with the Transformation Plan, which continued to progress through the remaining steel processing facilities as well as the metal framing facilities that are now part of ClarkDietrich. Restructuring charges incurred in fiscal 2011 consisted primarily of employee severance and facility exit costs. Restructuring charges incurred in fiscal 2010 also consisted of employee severance and facility exit costs as well as professional fees. For additional information regarding these restructuring charges, refer to "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note D – Restructuring and Other Expense."

- Fiscal 2011 operating income was also favorably impacted by a one-time net gain of $10.4 million related to the contribution of certain net assets to our newly formed joint ventures, Artiflex and ClarkDietrich, and the corresponding deconsolidations of Gerstenslager and Dietrich. A one-time gain of approximately $8.6 million was recognized in connection with the deconsolidation of Gerstenslager, which was recorded net of impairment charges of approximately $6.4 million related to certain long-lived assets retained in the transaction. Similarly, a one-time gain of approximately $1.8 million was recognized in connection with the deconsolidation of Dietrich, which was recorded net of impairment charges of approximately $18.3 million and restructuring charges of approximately $11.2 million incurred in connection with the metal framing facilities retained. We continue to operate these facilities, on a short-term basis, to support the transition of the business into the new joint venture. Following this brief transition period, these assets will be disposed of. For additional information regarding the items classified as joint venture transactions in our consolidated statements of earnings, refer to "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note A – Summary of Significant Accounting Policies."

- Interest expense increased $9.3 million from fiscal 2010 primarily due to higher interest rates as a result of the April 2010 issuance of 6.50% notes due April 15, 2020 with an aggregate principal amount of $150.0 million. Higher debt levels driven by acquisitions, share repurchases and increased working capital needs also contributed to the increase in interest expense in fiscal 2011.

- Equity in net income of unconsolidated affiliates increased $11.7 million from fiscal 2010. The majority of our equity in net income of unconsolidated affiliates is attributed to our WAVE joint venture, where net income increased 7% from fiscal 2010. Four other joint ventures, TWB Company, Worthington Specialty Processing, Serviacero Worthington and Samuel Steel Pickling all contributed earnings and showed a combined improvement of $5.1 million over fiscal 2010. ClarkDietrich also contributed to the fiscal 2011 increase, providing $2.1 million of equity income since its formation on March 1, 2011. For additional information regarding our unconsolidated affiliates, refer to "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note B – Investments in Unconsolidated Affiliates."

- Income tax expense increased $31.8 million from fiscal 2010. Fiscal 2011 income tax expense reflects an effective tax rate attributable to controlling interest of 33.7% versus 37.1% in fiscal 2010. These rates are calculated based on net earnings attributable to controlling interest, as reflected in our consolidated statements of earnings. The decrease in the effective tax rate attributable to controlling interest was due primarily to (i) various changes in the estimated valuation of deferred taxes, including a $3.0 million valuation allowance recorded during fiscal 2010 related to net operating losses previously reported in state income tax filings, and (ii) the change in the mix of income among the jurisdictions in which we do business, partially offset by the impact of a fiscal 2010 tax benefit associated with the previously mentioned impairment charges. The 33.7% rate is lower than the federal statutory rate of 35.0% primarily as a result of the benefits from lower tax rates on foreign income and the qualified production activities deduction (collectively decreasing the rate by 4.1%). These impacts were partially offset by state and local income taxes of 2.8% (net of their federal tax benefit). For additional information regarding the deviation from statutory income tax rates, refer to "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note K – Income Taxes."

***Segment Operations***

***Steel Processing***

The following table summarizes the operating results of our Steel Processing operating segment for the periods indicated:

| | Fiscal Year Ended May 31, | | | | |
|---|---|---|---|---|---|
| **(dollars in millions)** | **2011** | **% of Net sales** | **2010** | **% of Net sales** | **Increase/ (Decrease)** |
| Net sales | $1,405.5 | 100.0% | $989.0 | 100.0% | $416.5 |
| Cost of goods sold | 1,216.5 | 86.6% | 853.2 | 86.3% | 363.3 |
| **Gross margin** | 189.0 | 13.4% | 135.8 | 13.7% | 53.2 |
| Selling, general and administrative expense | 111.6 | 7.9% | 84.9 | 8.6% | 26.7 |
| Restructuring and other income | (0.3) | 0.0% | (0.5) | -0.1% | 0.2 |
| **Operating income** | $ 77.7 | 5.5% | $ 51.4 | 5.2% | $ 26.3 |
| Material cost | $1,001.9 | | $685.3 | | $316.6 |
| Tons shipped (in thousands) | 2,589 | | 2,055 | | 534 |

Net sales and operating income highlights were as follows:

- Net sales increased by $416.5 million from fiscal 2010 to $1,405.5 million. Direct and toll volume increased 25% and 27%, respectively, accounting for $256.3 million of the increase in net sales during fiscal 2011. The increase in volume was driven by stronger economic conditions, especially in the automotive end market. Additionally, higher base material prices in fiscal 2011 led to increased pricing for our products, favorably impacting net sales by $160.2 million over fiscal 2010.
- Operating income increased by $26.3 million from fiscal 2010 to $77.7 million. Higher volumes, aided by the impact of acquisitions, improved operating income by $53.9 million. The impact of higher volumes, however, was partially offset by higher manufacturing expenses. Additionally, SG&A expense increased $26.7 million during fiscal 2011 due to higher profit sharing and bonus expenses, the impact of acquisitions and an increase in the portion of allocated corporate expenses.

***Pressure Cylinders***

The following table summarizes the operating results of our Pressure Cylinders operating segment for the periods indicated:

| (dollars in millions) | Fiscal Year Ended May 31, 2011 | % of Net sales | 2010 | % of Net sales | Increase/ (Decrease) |
|---|---|---|---|---|---|
| Net sales | $ 591.9 | 100.0% | $ 467.6 | 100.0% | $124.3 |
| Cost of goods sold | 474.8 | 80.2% | 376.0 | 80.4% | 98.8 |
| **Gross margin** | 117.1 | 19.8% | 91.6 | 19.6% | 25.5 |
| Selling, general and administrative expense | 68.1 | 11.5% | 61.2 | 13.1% | 6.9 |
| Restructuring and other expense | - | 0.0% | 0.3 | 0.1% | (0.3) |
| **Operating income** | $ 49.0 | 8.3% | $ 30.1 | 6.4% | $ 18.9 |
| Material cost | $ 273.9 | | $ 208.3 | | $ 65.6 |
| Units shipped (in thousands) | 59,037 | | 55,436 | | 3,601 |

Net sales and operating income highlights were as follows:

- Net sales increased by $124.3 million from fiscal 2010 to $591.9 million. Higher volumes increased net sales by $92.2 million driven by the continued recovery in the European industrial gas and automotive markets, stable market conditions in our North American operations and the impact of acquisitions. Additionally, higher overall pricing for our products increased net sales by $32.1 million over fiscal 2010.
- Operating income increased $18.9 million from fiscal 2010 to $49.0 million. Strong results from our North American operations, and the improvement and return to profitability of our European operations were the primary drivers of the increase in fiscal 2011 operating income. SG&A expense increased $6.9 million in fiscal 2011 mainly due to higher profit sharing and bonus expenses, the impact of acquisitions and an increase in the portion of allocated corporate expenses.

***Metal Framing***

The following table summarizes the operating results of our Metal Framing operating segment for the periods indicated. The operating results of the net assets contributed to ClarkDietrich are included through March 1, 2011, the date they were deconsolidated.

| (dollars in millions) | Fiscal Year Ended May 31, 2011 | % of Net sales | 2010 | % of Net sales | Increase/ (Decrease) |
|---|---|---|---|---|---|
| Net sales | $249.5 | 100.0% | $330.6 | 100.0% | $(81.1) |
| Cost of goods sold | 225.8 | 90.5% | 294.6 | 89.1% | (68.8) |
| **Gross margin** | 23.7 | 9.5% | 36.0 | 10.9% | (12.3) |
| Selling, general and administrative expense | 31.6 | 12.7% | 42.3 | 12.8% | (10.7) |
| Restructuring and other expense | 1.4 | 0.6% | 3.9 | 1.2% | (2.5) |
| Joint venture transactions | (1.8) | 0.7% | - | 0.0% | 1.8 |
| **Operating loss** | $ (7.5) | -3.0% | $ (10.2) | -3.1% | $ 2.7 |
| Material cost | $161.0 | | $200.2 | | $(39.2) |
| Tons shipped (in thousands) | 184 | | 278 | | (94) |

Net sales and operating loss highlights were as follows:

- Net sales decreased by $81.1 million from fiscal 2010 to $249.5 million. A 34% decline in volumes, driven by the contribution of our metal framing business to ClarkDietrich as well as depressed levels of demand in the commercial and residential construction markets, reduced net sales by $111.9 million. Higher base material prices led to increased pricing for our products, favorably impacting net sales by $30.8 million.

- Operating loss decreased $2.7 million from fiscal 2010 to $7.5 million. Gross margin decreased $12.3 million in fiscal 2011 driven by lower volumes due to the contribution of our metal framing business to ClarkDietrich as well as depressed levels of demand. The impact of the decrease in gross margin during fiscal 2011 was partially offset by a $10.7 million decrease in SG&A expense, also driven by lower volumes.

- Additionally, a one-time net gain of $1.8 million recognized in connection with the deconsolidation of certain net assets of Dietrich also favorably impacted fiscal 2011 operating results. This gain was recorded net of impairment and restructuring charges incurred in connection with certain metal framing facilities retained of $18.3 million and $11.2 million, respectively. We continue to operate these facilities, on a short-term basis, to support the transition of the business into the new joint venture. Following this brief transition period, these assets will be disposed of. For additional information regarding the items classified as joint venture transactions in our consolidated statements of earnings, refer to "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note A – Summary of Significant Accounting Policies."

***Other***

The Other category includes our Steel Packaging and Global Group operating segments, which do not meet the materiality tests for purposes of separate disclosure, as well as certain income and expense items not allocated to our operating segments. The Other category also includes the results of our former Automotive Body Panels operating segment, on a historical basis, through May 9, 2011.

The following table summarizes the operating results of the Other category for the periods indicated:

| | Fiscal Year ended May 31, | | | | |
|---|---|---|---|---|---|
| **(dollars in millions)** | **2011** | **% of Net sales** | **2010** | **% of Net sales** | **Increase/ (Decrease)** |
| Net sales | $195.6 | 100.0% | $155.9 | 100.0% | $ 39.7 |
| Cost of goods sold | 169.3 | 86.6% | 139.5 | 89.5% | 29.8 |
| **Gross margin** | 26.3 | 13.4% | 16.4 | 10.5% | 9.9 |
| Selling, general and administrative expense | 23.6 | 12.1% | 29.8 | 19.1% | (6.2) |
| Impairment of long-lived assets | 4.4 | 2.2% | 35.4 | 22.7% | (31.0) |
| Restructuring and other expense | 1.6 | 0.8% | 0.5 | 0.3% | 1.1 |
| Joint venture transactions | (8.6) | 4.4% | - | | (8.6) |
| **Operating income (loss)** | $ 5.3 | 2.7% | $ (49.3) | -31.6% | $ 54.6 |

Net sales and operating income (loss) highlights were as follows:

- Net sales increased $39.7 million in fiscal 2011 to $195.6 million, as volumes across all operating segments increased. Construction-related business units within the Global Group operating segment, however, continue to be negatively affected by the weakness in the commercial construction.

- Operating income improved $54.6 million from fiscal 2010 to $5.3 million. An increase in gross margin during fiscal 2011, aided by improvements in most operating segments, favorably impacted operating income by $9.9 million. Additionally, impairment charges decreased $31.0 million from fiscal 2010. Fiscal 2011 impairment charges of $4.4 million were comprised of the impairment of certain long-lived assets within our Global Group operating segment ($2.5 million) and our Steel Packaging operating segment ($1.9 million). This compares to impairment charges of $35.4 million in fiscal 2010, consisting primarily of the impairment of goodwill and other long-lived assets of our previously reported Construction Services operating segment ($32.7 million) as well as the impairment of certain long-lived assets within our Steel Packaging operating segment ($2.7 million).

  Fiscal 2011 operating income was also favorably impacted by a one-time net gain of $8.6 million recognized in connection with the deconsolidation of Gerstenslager. This gain was recorded net of impairment charges of approximately $6.4 million related to certain long-lived assets of Gerstenslager that were retained. For additional information regarding the items classified as joint venture transactions in our consolidated statements of earnings, refer to "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note A –Summary of Significant Accounting Policies."

### *Fiscal 2010 Compared to Fiscal 2009*

### *Consolidated Operations*

The following table presents consolidated operating results:

| | Fiscal Year Ended May 31, | | | | |
|---|---|---|---|---|---|
| **(dollars in millions)** | **2010** | **% of Net sales** | **2009** | **% of Net sales** | **Increase/ (Decrease)** |
| Net sales | $1,943.0 | 100.0% | $2,631.3 | 100.0% | $(688.3) |
| Cost of goods sold | 1,663.1 | 85.6% | 2,456.6 | 93.4% | (793.5) |
| **Gross margin** | 279.9 | 14.4% | 174.7 | 6.6% | 105.2 |
| Selling, general and administrative expense | 218.3 | 11.2% | 210.0 | 8.0% | 8.3 |
| Impairment of long-lived assets | 35.4 | 1.8% | 97.0 | 3.7% | (61.6) |
| Restructuring and other expense | 4.2 | 0.2% | 43.0 | 1.6% | (38.8) |
| **Operating income (loss)** | 22.0 | 1.1% | (175.3) | -6.7% | 197.3 |
| Miscellaneous income (expense) | 1.1 | 0.1% | (2.4) | -0.1% | (3.5) |
| Gain on sale of investment in Aegis Metal Framing, LLC | - | 0.0% | 8.3 | 0.3% | (8.3) |
| Interest expense | (9.5) | -0.5% | (20.7) | -0.8% | (11.2) |
| Equity in net income of unconsolidated affiliates | 64.6 | 3.3% | 48.6 | 1.8% | 16.0 |
| Income tax (expense) benefit | (26.7) | -1.4% | 37.8 | 1.4% | 64.5 |
| Net earnings (loss) | 51.5 | 2.7% | (103.7) | -3.9% | 155.2 |
| Net earnings attributable to noncontrolling interest | (6.3) | -0.3% | (4.5) | -0.2% | (1.8) |
| **Net earnings (loss) attributable to controlling interest** | $ 45.2 | 2.3% | $ (108.2) | -4.1% | $ 153.4 |

Net earnings attributable to controlling interest were $45.2 million for fiscal 2010, compared to a net loss attributable to controlling interest of $108.2 million for fiscal 2009.

- Net sales in fiscal 2010 decreased $688.3 million from fiscal 2009 to $1,943.0 million. Decreased volumes, primarily in our Metal Framing operating segment and former Mid-Rise Construction and Military Construction operating segments, lowered net sales by $363.3 million. Lower average selling prices made up the remaining decrease, lowering net sales by $325.0 million. Selling prices are affected by the market price of steel, which averaged $549 per ton for fiscal 2010 as compared to an average of $726 per ton for fiscal 2009 (down 24%).

- Gross margin in fiscal 2010 increased $105.2 million from fiscal 2009, and as a percent of net sales to 14.4% from 6.6%. This was primarily due to a $129.4 million improvement in the spread between selling prices and material costs, and $60.9 million in savings and efficiencies in manufacturing expenses, largely as a result of the Transformation Plan. The improved spread and manufacturing efficiencies were partially offset by depressed volumes, which reduced the gross margin by $85.1 million.
- SG&A expense increased $8.3 million from fiscal 2009, largely as a result of higher profit sharing and bonus expense. Improvements in current year earnings and lower award achievement in the prior year resulted in an $18.7 million increase in fiscal 2010 expense. This was partially offset by decreased bad debt expense of $9.2 million in fiscal 2010, primarily related to large automotive customers in the Steel Processing and Automotive Body Panels operating segments emerging from bankruptcy, making payments on their accounts and no longer requiring previously established allowances due to risks of insolvency.
- Impairment charges of $35.4 million for fiscal 2010 represented the third quarter write-off of goodwill and impairment charges for the former Construction Services operating segment ($32.7 million) and the second quarter impairment of long-lived assets related to the Steel Packaging operating segment ($2.7 million). The fiscal 2009 goodwill impairment charge of $97.0 million related to the Metal Framing operating segment, as the forecasted cash flows and discount rate assumptions used in valuing this operating segment were revised to reflect a weakened economy and construction market, which resulted in a valuation of the business which no longer supported the goodwill balance. The pre-tax restructuring charges of $4.2 million in fiscal 2010 and $43.0 million in fiscal 2009 related to the Transformation Plan, and included costs related to professional fees, facility closures and job reductions.
- Interest expense of $9.5 million in fiscal 2010 declined $11.2 million from fiscal 2009 due to lower interest rates and lower average borrowings. We redeemed $118.5 million of 6.70% senior notes due December 1, 2009 (the "2009 Notes") in June 2009, and the remaining $19.5 million of the 2009 Notes upon maturity in December 2009. The redemptions were funded by a combination of cash on hand and borrowings under existing credit facilities, which carried a lower interest rate than the 2009 Notes.
- Equity in net income of unconsolidated affiliates of $64.6 million was largely made up of earnings from our WAVE joint venture, which were up 6%. Although WAVE is predominantly in the construction market, a majority of its sales go to the renovation sector, which had not been as heavily affected by the general downturn in the construction markets. Most of our other joint ventures also experienced improvements in their earnings. See "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note B – Investments in Unconsolidated Affiliates" for further information about our participation in unconsolidated joint ventures.
- Income tax expense for fiscal 2010 was $26.7 million compared to a tax benefit of $37.8 million from the net loss in fiscal 2009. The fiscal 2010 expense represents an effective tax rate attributable to controlling interest of 37.1% versus 25.9% in fiscal 2009. These rates are calculated on net earnings or loss attributable to controlling interest, as reflected in our consolidated statements of earnings. The change in the effective tax rate attributable to controlling interest was primarily due to the weakness in our European cylinders operations, resulting in a higher mix of domestic income, which is taxed at a higher rate relative to foreign income, and the non-deductible goodwill impairment in fiscal 2009. In addition, a $3.0 million valuation allowance was recorded during the fourth quarter of fiscal 2010 against deferred tax assets, related to net operating losses previously reported in state income tax filings, of the Metal Framing operating segment.

The 37.1% rate is higher than the federal statutory rate of 35.0%, largely as a result of the change in valuation allowances, income tax accruals for tax audit resolutions and changes in estimated deferred taxes (collectively increasing the rate by 6.6%). These impacts were offset by benefits from the qualified production activities deduction and lower tax rates on foreign income (collectively decreasing the rate by 3.7%). For additional information regarding the deviation from statutory income rates, see "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note K – Income Taxes."

***Segment Operations***

***Steel Processing***

The following table summarizes the operating results of our Steel Processing operating segment for the periods indicated:

| | Fiscal Year Ended May 31, | | | | |
|---|---|---|---|---|---|
| **(dollars in millions)** | **2010** | **% of Net sales** | **2009** | **% of Net sales** | **Increase/ (Decrease)** |
| Net sales | $989.0 | 100.0% | $1,183.0 | 100.0% | $(194.0) |
| Cost of goods sold | 853.2 | 86.3% | 1,167.4 | 98.7% | (314.2) |
| **Gross margin** | 135.8 | 13.7% | 15.6 | 1.3% | 120.2 |
| Selling, general and administrative expense | 84.9 | 8.6% | 79.8 | 6.7% | 5.1 |
| Restructuring and other expense (income) | (0.5) | -0.1% | 3.9 | 0.3% | (4.4) |
| **Operating income (loss)** | $ 51.4 | 5.2% | $ (68.1) | -5.8% | $ 119.5 |
| Material cost | $685.3 | | $ 991.4 | | $(306.1) |
| Tons shipped (in thousands) | 2,055 | | 2,011 | | 44 |

Net sales and operating income (loss) highlights were as follows:

- Net sales decreased by $194.0 million from fiscal 2009 to $989.0 million. The decrease was primarily attributable to lower average pricing ($217.1 million) due to the lower base prices of hot-rolled steel during fiscal 2010. Partially offsetting the decrease was stronger demand, particularly in the automotive market, as well as additional net sales resulting from the acquisition of the steel processing assets of Gibraltar Industries, Inc. (the "Gibraltar Assets") in fiscal 2010.
- Operating income was $51.4 million in fiscal 2010, compared to an operating loss of $68.1 million in fiscal 2009. Stronger demand, driven by the improved economy, and a larger spread between average selling prices and material costs, along with the acquisition of Gibraltar's steel processing assets, resulted in an aggregate $119.5 million increase to operating income. SG&A expense was $5.1 million higher than in fiscal 2009, primarily due to higher profit sharing and bonus expenses, as well as the acquisition of the Gibraltar Assets, but was partially offset by a reduction in bad debt expense. Restructuring and other expense in fiscal 2009 related largely to the Transformation Plan.

***Pressure Cylinders***

The following table summarizes the operating results of our Pressure Cylinders operating segment for the periods indicated:

| | Fiscal Year Ended May 31, | | | | |
|---|---|---|---|---|---|
| **(dollars in millions)** | **2010** | **% of Net sales** | **2009** | **% of Net sales** | **Increase/ (Decrease)** |
| Net sales | $ 467.6 | 100.0% | $ 537.4 | 100.0% | $ (69.8) |
| Cost of goods sold | 376.0 | 80.4% | 429.8 | 80.0% | (53.8) |
| **Gross margin** | 91.6 | 19.6% | 107.6 | 20.0% | (16.0) |
| Selling, general and administrative expense | 61.2 | 13.1% | 45.4 | 8.4% | 15.8 |
| Restructuring and other expense | 0.3 | 0.1% | 1.0 | 0.2% | (0.7) |
| **Operating income** | $ 30.1 | 6.4% | $ 61.2 | 11.4% | $ (31.1) |
| Material cost | $ 208.3 | | $ 257.5 | | $ (49.2) |
| Units shipped (in thousands) | 55,436 | | 47,639 | | 7,797 |

Net sales and operating income highlights were as follows:

- Net sales of $467.6 million represented a decrease of $69.8 million from fiscal 2009. Weak demand, primarily in our European operations, and lower average selling prices were the drivers behind this decrease. The decrease in net sales was partially offset by the acquisitions of Structural Composites Industries, LLC ("SCI") and Piper Metal Forming Corporation, U.S. Respiratory, Inc. and Pacific Cylinders, Inc. (collectively "Piper"), which took place during fiscal 2010, and contributed $43.1 million in net sales.

- Operating income in fiscal 2010 decreased $31.1 million from fiscal 2009. An unfavorable change in the sales mix reduced gross margin by $21.4 million, while operational improvements and efficiencies in manufacturing expenses aided gross margin by $5.4 million. Gross margin as a percentage of net sales was stable at 19.6%. SG&A expenses increased $15.8 million, primarily due to the acquisitions of SCI and Piper, charges and expenses related to litigation and an increased share of corporate profit sharing, bonus and other expenses.

***Metal Framing***

The following table summarizes the operating results of our Metal Framing operating segment for the periods indicated:

| | Fiscal Year Ended May 31, | | | | |
|---|---|---|---|---|---|
| **(dollars in millions)** | **2010** | **% of Net sales** | **2009** | **% of Net sales** | **Increase/ (Decrease)** |
| Net sales | $330.6 | 100.0% | $ 661.0 | 100.0% | $(330.4) |
| Cost of goods sold | 294.6 | 89.1% | 638.1 | 96.5% | (343.5) |
| **Gross margin** | 36.0 | 10.9% | 22.9 | 3.5% | 13.1 |
| Selling, general and administrative expense | 42.3 | 12.8% | 54.9 | 8.3% | (12.6) |
| Goodwill impairment | - | 0.0% | 96.9 | 14.7% | (96.9) |
| Restructuring and other expense | 3.9 | 1.2% | 13.7 | 2.1% | (9.8) |
| **Operating loss** | $ (10.2) | -3.1% | $(142.6) | -21.6% | $ 132.4 |
| Material cost | $200.2 | | $ 502.1 | | $(301.9) |
| Tons shipped (in thousands) | 278 | | 459 | | (181) |

Net sales and operating loss highlights were as follows:

- Net sales decreased by $330.4 million from fiscal 2009 to $330.6 million. Lower volumes reduced net sales by $259.3 million, and lower average selling prices decreased net sales by $71.1 million. Lower volumes were largely attributable to the weak economy and depressed levels of demand in the commercial and residential construction markets. Lower average selling prices were mainly due to the lower average base prices of steel in fiscal 2010.
- The operating loss of $10.2 million in fiscal 2010 improved from a $142.6 million operating loss in fiscal 2009. Fiscal 2009's results included a $96.9 million goodwill impairment charge recorded in the second fiscal quarter. In fiscal 2010, weak volumes were offset by lower manufacturing and SG&A expenses realized from plant closures and headcount reductions. Additionally, the spread between average selling prices and material costs improved as reductions in material costs were realized.

### *Other*

The following table summarizes the operating results of the Other category for the periods indicated:

| | Fiscal Year ended May 31, | | | | |
|---|---|---|---|---|---|
| **(dollars in millions)** | **2010** | **% of Net sales** | **2009** | **% of Net sales** | **Increase/ (Decrease)** |
| Net sales | $155.9 | 100.0% | $249.9 | 100.0% | $(94.0) |
| Cost of goods sold | 139.5 | 89.5% | 221.3 | 88.6% | (81.8) |
| **Gross margin** | 16.4 | 10.5% | 28.6 | 11.4% | (12.2) |
| Selling, general and administrative expense | 29.8 | 19.1% | 29.9 | 12.0% | (0.1) |
| Impairment of long-lived assets | 35.4 | 22.7% | - | 0.0% | 35.4 |
| Restructuring and other expense | 0.5 | 0.3% | 24.5 | 9.8% | (24.0) |
| **Operating loss** | $ (49.3) | -31.6% | $ (25.8) | -10.3% | $(23.5) |

Net sales and operating loss highlights were as follows:

- Net sales decreased by $94.0 million in fiscal 2010 to $155.9 million. Net sales in the Mid-Rise Construction, Military Construction, and Commercial Stairs operating segments decreased an aggregate of $71.8 million from fiscal 2009, primarily due to the ongoing depressed construction market. The Automotive Body Panels and Steel Packaging operating segments also experienced lower volumes, resulting in reductions in net sales of $10.9 million and $11.3 million, respectively.
- The operating loss widened by $23.5 million versus fiscal 2009 due to the lower volumes mentioned above and $35.4 million in impairment charges. We recognized a $24.7 million write-off of goodwill and an $8.0 million impairment of other long-lived assets related to the former Construction Services operating segment, and a $2.7 million impairment of long-lived assets related to the Steel Packaging operating segment. These impairments were partially offset by lower restructuring charges related to the Transformation Plan, as the outside consulting fees associated with this effort have ceased. The responsibility for executing the Transformation Plan has been assumed by our internal teams.

### *Liquidity and Capital Resources*

During fiscal 2011, we generated $71.9 million in cash from operating activities, received $20.6 million of proceeds from the sale of assets, invested $22.0 million in property, plant and equipment and paid $31.7 million, net of cash acquired, for the net assets of Hy-Mark and our 60% ownership interest in WNCL.

Additionally, we repurchased 7,954,698 of our common shares for $132.8 million and paid $30.2 million in dividends on our common shares, which excludes $11.0 million of dividend payments made to noncontrolling interests. These activities were funded with $133.0 million of short-term borrowings as well as the cash generated from operating activities. The following table summarizes our consolidated cash flows for each period shown:

| (in millions) | Fiscal Years Ended May 31, 2011 | 2010 |
|---|---|---|
| Net cash provided by operating activities | $ 71.9 | $110.4 |
| Net cash used by investing activities | (39.3) | (81.9) |
| Net cash used by financing activities | (35.4) | (25.8) |
| Increase (decrease) in cash and cash equivalents | (2.8) | 2.7 |
| Cash and cash equivalents at beginning of period | 59.0 | 56.3 |
| **Cash and cash equivalents at end of period** | $ 56.2 | $ 59.0 |

We believe we have access to adequate resources to meet our needs for normal operating costs, mandatory capital expenditures, mandatory debt redemptions, dividend payments and working capital for our existing businesses. These resources include cash and cash equivalents, cash provided by operating activities and unused lines of credit. We also believe we have adequate access to the financial markets to allow us to be in a position to sell long-term debt or equity securities. However, given the current uncertainty and volatility in the financial markets, our ability to access capital and the terms under which we can do so may change.

***Operating activities***

Our business is cyclical and cash flows from operating activities may fluctuate during the year and from year to year due to economic conditions. We rely on cash and short-term financing to meet cyclical increases in working capital needs. Cash requirements generally rise during periods of increased economic activity or increasing raw material prices due to higher levels of inventory and accounts receivable. During economic slowdowns, or periods of decreasing raw material costs, cash requirements generally decrease as a result of the reduction of inventories and accounts receivable.

Net cash provided by operating activities was $71.9 million in fiscal 2011 compared to $110.4 million in fiscal 2010. The decrease from fiscal 2010 was driven primarily by changes in working capital as well as a change in classification of proceeds from our revolving trade accounts receivable securitization facility as short-term borrowings effective June 1, 2010. Proceeds received prior to June 1, 2010, were recorded as a reduction in accounts receivable. As of May 31, 2011, proceeds received and outstanding were $90.0 million compared to $45.0 million and $60.0 million as of May 31, 2010 and 2009, respectively. The overall decrease in net cash provided by operating activities was partially offset by higher net earnings during fiscal 2011.

***Investing activities***

Net cash used by investing activities was $39.3 million and $81.9 million in fiscal 2011 and fiscal 2010, respectively. This decrease of $42.6 million was caused by several factors, as explained below.

Capital expenditures reflect cash used for investment in property, plant and equipment and are presented below by reportable business segment (this information excludes cash flows related to acquisition and divestiture activity):

| **(in millions)** | **Fiscal Year Ended May 31,** | |
|---|---|---|
| | **2011** | **2010** |
| Steel Processing | $ 6.1 | $ 5.9 |
| Pressure Cylinders | 10.0 | 19.4 |
| Metal Framing | 1.1 | 2.6 |
| Other | 4.8 | 6.4 |
| | $22.0 | $34.3 |

Capital expenditures in our Pressure Cylinders operating segment decreased $9.4 million in fiscal 2011 due primarily to expenditures for an upgrade of the capabilities at our pressure cylinders facility located in Austria. Significant expenditures on this project were incurred in fiscal 2010, when the project was completed.

We also used less cash for acquisitions in fiscal 2011, as the aggregate price paid in fiscal 2010 for the Gibraltar Assets, the assets of Piper and the membership interests of SCI was $31.4 million more than the aggregate price paid for the assets of Hy-Mark and our 60% ownership interest in WNCL in fiscal 2011. Higher proceeds from the sale of assets, which increased by $4.7 million in fiscal 2011, also contributed to the year-over-year decrease in cash used by investing activities. The impact of these items was partially offset by a $5.7 million increase in investments in unconsolidated affiliates due primarily to our $6.2 million contribution to our joint venture in China, WMSFMCo., in the fourth quarter of fiscal 2011.

Investment activities are largely discretionary and future investment activities could be reduced significantly or eliminated as economic conditions warrant. We assess acquisition opportunities as they arise, and such opportunities may require additional financing. There can be no assurance, however, that any such opportunities will arise, that any such acquisitions will be consummated or that any needed additional financing will be available on satisfactory terms when required.

***Financing activities***

Net cash used by financing activities was $35.4 million and $25.8 million in fiscal 2011 and fiscal 2010, respectively. In fiscal 2011, $132.8 million of cash was used to repurchase 7,954,698 of our common shares (see *"Common shares"* caption below). These share repurchases were funded with short-term borrowings, which increased $133.0 million in fiscal 2011 (see *"Short-term borrowings"* caption below). In fiscal 2010, the net proceeds from the issuance of the $150.0 million aggregate principal amount of senior notes due April 15, 2020 were used to pay down other debt and reduce amounts then outstanding under our revolving trade accounts receivable securitization facility.

*Long-term debt* – Our senior unsecured long-term debt is rated "investment grade" by both Moody's Investors Service, Inc. (Baa2) and Standard & Poor's Ratings Group (BBB). We typically use the net proceeds from long-term debt for acquisitions, refinancing outstanding debt, capital expenditures and general corporate purposes. As of May 31, 2011, we were in compliance with our long-term debt covenants. Our long-term debt agreements do not include ratings triggers or material adverse change provisions.

On June 12, 2009, we redeemed $118.5 million of the then $138.0 million outstanding principal amount of 6.70% senior notes due December 1, 2009 (the "2009 Notes"). The consideration paid for the 2009 Notes was $1,025 per $1,000 principal amount of the 2009 Notes, plus accrued and unpaid interest. The remainder of the 2009 Notes became due and were redeemed, at face value, on December 1, 2009. The redemptions were funded by a combination of cash on hand and borrowings under existing credit facilities.

On April 13, 2010, we issued $150.0 million aggregate principal amount of senior notes due April 15, 2020 (the "2020 Notes"). The 2020 Notes bear interest at a rate of 6.50%. The 2020 Notes were sold to the public at 99.890% of the principal amount thereof, to yield 6.515% to maturity. We used the net proceeds from the offering to repay a portion of the then outstanding borrowings under our revolving credit facility and amounts then outstanding under our revolving trade accounts receivable securitization facility. The proceeds on the issuance of the 2020 Notes were reduced for debt discount ($0.2 million), payment of debt issuance costs ($1.5 million) and settlement of a hedging instrument entered into in anticipation of the issuance of the 2020 Notes ($1.4 million).

*Short-term borrowings* – Our short-term debt agreements do not include ratings triggers or material adverse change provisions. We were in compliance with our short-term debt covenants at May 31, 2011.

We maintain a $400.0 million multi-year revolving credit facility (the "Credit Facility"), which matures in May 2013. Borrowings under the Credit Facility have maturities of less than one year and given that our intention has been to repay them within a year, they have been classified as short-term borrowings within current liabilities on our consolidated balance sheets. However, we can also extend the term of amounts borrowed by renewing these borrowings for the term of the Credit Facility. We have the option to borrow at rates equal to an applicable margin over the LIBOR, Prime or Fed Funds rates. The applicable margin is determined by our credit rating. At May 31, 2011, $41.5 million of borrowings were outstanding under the Credit Facility and bore interest at rates based on LIBOR, which averaged 0.87% at May 31, 2011. There were no borrowings outstanding under the Credit Facility at May 31, 2010.

We provided $9.0 million in letters of credit for third-party beneficiaries as of May 31, 2011. The letters of credit secure potential obligations to certain bond and insurance providers. These letters can be drawn at any time at the option of the beneficiaries, and while not drawn against at May 31, 2011 or May 31, 2010, these letters of credit are issued against and therefore reduce availability under the Credit Facility. We had $349.5 million available to us under the Credit Facility at May 31, 2011, compared to $426.7 million available to us at May 31, 2010.

We also have a $100.0 million revolving trade accounts receivable securitization facility (the "AR Facility"). The AR Facility was available throughout fiscal 2011 and fiscal 2010. Pursuant to the terms of the AR Facility, certain of our subsidiaries sell their accounts receivable without recourse, on a revolving basis, to Worthington Receivables Corporation ("WRC"), a wholly-owned, consolidated, bankruptcy-remote subsidiary. In turn, WRC may sell without recourse, on a revolving basis, up to $100.0 million of undivided ownership interests in this pool of accounts receivable to a multi-sell, asset-backed commercial paper conduit (the "Conduit"). Purchases by the Conduit are financed with the sale of A1/P1 commercial paper. We retain an undivided interest in this pool and are subject to risk of loss based on the collectability of the receivables from this retained interest. Because the amount eligible to be sold excludes receivables more than 90 days past due, receivables offset by an allowance for doubtful accounts due to bankruptcy or other cause, concentrations over certain limits with specific customers and certain reserve amounts, we believe additional risk of loss is minimal. As of May 31, 2011, the pool of eligible accounts receivable exceeded the $100.0 million limit and $90.0 million of undivided ownership interests in this pool of accounts receivable had been sold.

In June 2009, amended accounting guidance was issued with respect to the accounting for and disclosure of transfers of financial assets. This amended guidance impacts new transfers of many types of financial assets, including but not limited to factoring arrangements and sales of trade receivables, mortgages and installment loans. We adopted this amended accounting guidance on June 1, 2010. Upon adoption, it was determined that asset transfers to the AR facility no longer qualified for sales treatment. Accordingly, the $90.0 million of net proceeds received and outstanding at May 31, 2011 are classified as short-term borrowings in our consolidated balance sheets and as net proceeds from short-term borrowings in our consolidated statements of cash flows. Asset transfers prior to June 1, 2010, qualified for sales treatment and were therefore recorded as a reduction in the accounts receivable balance. As of May 31, 2010 and May 31,

2009, the $45.0 million and $60.0 million, respectively, in proceeds from the AR Facility were recorded as a reduction in the accounts receivable balance. Facility fees incurred after the adoption of the amended accounting guidance have been classified as interest expense. In contrast, facility fees incurred prior to June 1, 2010, were classified as miscellaneous expense. Facility fees of $1.1 million, $1.2 million, and $2.6 million were incurred during fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

We also maintain a $9.5 million credit facility, through our consolidated joint venture, WNCL, that matures in November 2011. This credit facility bears interest at a variable rate, which was 13.5% at May 31, 2011.

*Common shares* – We declared quarterly dividends of $0.10 per common share for each quarter of fiscal 2011. We paid dividends on our common shares of $30.2 million and $31.7 million in fiscal 2011 and fiscal 2010, respectively. On June 29, 2011, our Board of Directors declared a quarterly dividend of $0.12 per share. This dividend is payable on September 29, 2011, to shareholders of record as of September 15, 2011.

On September 26, 2007, the Board authorized the repurchase of up to 10,000,000 of our outstanding common shares, of which 494,802 common shares remained available for repurchase at May 31, 2011. During fiscal 2011, we paid $132.8 million to repurchase 7,954,698 of our common shares. No common share repurchases were made under this authorization during fiscal 2010.

On June 29, 2011, the Board authorized the repurchase of up to an additional 10,000,000 of our outstanding common shares, increasing the total number of common shares available for repurchase to 10,494,802.

The common shares available for repurchase under these authorizations may be purchased from time to time, with consideration given to the market price of the common shares, the nature of other investment opportunities, cash flows from operations, general economic conditions and other relevant considerations. Repurchases may be made on the open market or through privately negotiated transactions.

### *Dividend Policy*

We currently have no material contractual or regulatory restrictions on the payment of dividends. Dividends are declared at the discretion of our Board of Directors. The Board reviews the dividend quarterly and establishes the dividend rate based upon our financial condition, results of operations, capital requirements, current and projected cash flows, business prospects and other relevant factors. While we have paid a dividend every quarter since becoming a public company in 1968, there is no guarantee this will continue in the future.

### *Contractual Cash Obligations and Other Commercial Commitments*

The following table summarizes our contractual cash obligations as of May 31, 2011. Certain of these contractual obligations are reflected on our consolidated balance sheet, while others are disclosed as future obligations in accordance with U.S. GAAP.

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| (in millions) | Total | Less Than 1 Year | 1 - 3 Years | 4 - 5 Years | After 5 Years |
| Short-term borrowings | $133.0 | $133.0 | $ - | $ - | $ - |
| Long-term debt | 250.3 | - | 0.2 | 100.2 | 149.9 |
| Interest expense on long-term debt | 109.2 | 15.1 | 30.2 | 24.9 | 39.0 |
| Operating leases | 32.4 | 7.8 | 11.3 | 5.1 | 8.2 |
| Unconditional purchase obligations | 18.9 | 2.4 | 4.7 | 4.7 | 7.1 |
| Total contractual cash obligations | $543.8 | $158.3 | $46.4 | $134.9 | $204.2 |

Interest expense on long-term debt is computed by using the fixed rates of interest on the debt, including impacts of the related interest rate hedge. Unconditional purchase obligations are to secure access to a facility used to regenerate acid used in our Steel Processing operating segment through the fiscal year ending May 31, 2019. Due to the uncertainty regarding the timing of future cash outflows associated with our unrecognized tax benefits of $5.4 million, we are unable to make a reliable estimate of the periods of cash settlement with the respective tax authorities and have not included this amount in the contractual obligations table above.

The following table summarizes our other commercial commitments as of May 31, 2011. These commercial commitments are not reflected in our consolidated balance sheet.

| | Commitment Expiration by Period | | | | |
|---|---|---|---|---|---|
| **(in millions)** | **Total** | **Less Than 1 Year** | **1 - 3 Years** | **4 - 5 Years** | **After 5 Years** |
| Guarantees | $20.9 | $15.9 | $ - | $5.0 | $ - |
| Standby letters of credit | 9.0 | 9.0 | - | - | - |
| Total commercial commitments | $29.9 | $24.9 | $ - | $5.0 | $ - |

### *Off-Balance Sheet Arrangements*

We do not have guarantees or other off-balance sheet financing arrangements that we believe are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources. However, as of May 31, 2011, we were party to an operating lease for an aircraft in which we have guaranteed a residual value at the termination of the lease. The maximum obligation under the terms of this guarantee was approximately $15.9 million at May 31, 2011. We have also guaranteed the repayment of a $5.0 million term loan held by ArtiFlex, an unconsolidated joint venture. Based on current facts and circumstances, we have estimated the likelihood of payment pursuant to these guarantees, and determined that the fair value of our obligation under each guarantee based on those likely outcomes is not material.

### *Recently Issued Accounting Standards*

In June 2011, new accounting guidance was issued regarding the presentation of comprehensive income in financial statements prepared in accordance with U.S. GAAP. This new guidance requires entities to present reclassification adjustments included in other comprehensive income on the face of the financial statements and allows entities to present total comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. It also eliminates the option for entities to present the components of other comprehensive income as part of the statement of equity. For public companies, this accounting guidance is effective for fiscal years (and interim periods within those fiscal years) beginning after December 15, 2011, with early adoption permitted. Retrospective application to prior periods is required. The adoption of this new guidance, effective for us on June 1, 2012, is not expected to have a material impact on our financial position or results of operations.

In May 2011, amended accounting guidance was issued that resulted in common fair value measurements and disclosures under both U.S. GAAP and International Financial Reporting Standards. This amended guidance is explanatory in nature and does not require additional fair value measurements nor is it intended to result in significant changes in the application of current guidance. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. We do not expect the adoption of this amended accounting guidance, effective for us on March 1, 2012, to have a material impact on our financial position or results of operations.

In October 2009, amended accounting guidance was issued for revenue arrangements with multiple deliverables. This amended guidance sets forth requirements that must be met for an entity to recognize revenue from a sale of a delivered item that is part of a multiple-element arrangement when other items have not been delivered. Additionally, the amended guidance requires more disclosure about an entity's multiple-element arrangements. This amended guidance became effective for fiscal years beginning on or after June 15, 2010, and interim periods within those fiscal years. Our adoption of this amended accounting guidance on June 1, 2011, did not have a material impact on our financial position or results of operations.

***Environmental***

We do not believe environmental issues have had or will have a material effect on our capital expenditures, future results of operations or financial position.

***Inflation***

The effects of inflation on our operations were not significant during the periods presented in the consolidated financial statements.

***Critical Accounting Policies***

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. We continually evaluate our estimates, including those related to our valuation of receivables, inventories, intangible assets, accrued liabilities, income and other tax accruals and contingencies and litigation. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. These results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Critical accounting policies are defined as those that reflect our significant judgments and uncertainties that could potentially result in materially different results under different assumptions and conditions. Although actual results historically have not deviated significantly from those determined using our estimates, as discussed below, our financial position or results of operations could be materially different if we were to report under different conditions or to use different assumptions in the application of such policies. We believe the following accounting policies are the most critical to us, as these are the primary areas where financial information is subject to our estimates, assumptions and judgment in the preparation of our consolidated financial statements.

*Revenue Recognition:* We recognize revenue upon transfer of title and risk of loss provided evidence of an arrangement exists, pricing is fixed and determinable and the ability to collect is probable. In circumstances where the collection of payment is highly questionable at the time of shipment, we defer recognition of revenue until payment is collected. We provide for returns and allowances based on historical experience and current customer activities.

The business units that comprise the Global Group operating segment, which have contributed less than 5.0% of consolidated net sales for each of the last three fiscal years, recognize revenue on a percentage-of-completion method.

*Receivables:* In order to ensure that our receivables are properly valued, we utilize two contra-receivable accounts: returns and allowances and allowance for doubtful accounts. Returns and allowances are used to record estimates of returns or other allowances resulting from quality, delivery, discounts or other issues affecting the value of receivables. This account is estimated based on historical trends and current market conditions, with the offset to net sales.

The allowance for doubtful accounts is used to record the estimated risk of loss related to the customers' inability to pay. This allowance is maintained at a level that we consider appropriate based on factors that affect collectability, such as the financial health of our customers, historical trends of charge-offs and recoveries and current economic and market conditions. As we monitor our receivables, we identify customers that may have payment problems, and we adjust the allowance accordingly, with the offset to selling, general and administrative expense. Account balances are charged off against the allowance when recovery is considered remote.

We review our receivables on an ongoing basis to ensure that they are properly valued and collectible. Based on this review, we believe our related reserves are sized appropriately. The reserve for doubtful accounts decreased approximately $1.6 million during fiscal 2011 to $4.2 million. This reduction was primarily the result of the write-off of previously reserved accounts and, to a lesser extent, the contribution of our metal framing business to the ClarkDietrich joint venture.

While we believe our allowances are adequate, changes in economic conditions, the financial health of customers and bankruptcy settlements could impact our future earnings. If the economic environment and market conditions deteriorate, particularly in the automotive and construction end markets where our exposure is greatest, additional reserves may be required.

*Inventory Valuation:* Our inventory is valued at the lower of cost or market, with cost determined using a first-in, first-out method. This assessment requires the use of significant estimates to determine replacement cost, cost to complete, normal profit margin and ultimate selling price of the inventory. We believe that our inventories were valued appropriately as of May 31, 2011, and May 31, 2010.

*Impairment of Definite-Lived Long-Lived Assets*: We review the carrying value of our long-lived assets, including intangible assets with finite useful lives, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. Impairment testing involves a comparison of the sum of the undiscounted future cash flows of the asset or asset group to its respective carrying amount. If the sum of the undiscounted future cash flows exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the sum of the undiscounted future cash flows, then a second step is performed to determine the amount of impairment, if any, to be recognized in our consolidated statements of earnings. An impairment loss is recognized to the extent that the carrying amount of the asset or asset group exceeds fair value.

Fiscal 2011: During the fourth quarter of fiscal 2011, due largely to changes in the intended use of certain long-lived assets within our former Automotive Body Panels operating segment that were not contributed to the ArtiFlex joint venture, we determined indicators of impairment were present. Recoverability of the identified asset group was tested using future cash flow projections based on management's long range estimates of market conditions. The sum of these undiscounted future cash flows was less than the net book value of the asset group. The subsequent comparison of book value to fair value also indicated excess book value, resulting in an impairment charge of $6.4 million. Consistent with the classification of the gain on deconsolidation, as more fully described in "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial statements – Note A – Summary of Significant Accounting Policies," this impairment charge was recognized within the joint venture transactions line item in our consolidated statements of earnings. Refer to "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note P – Fair Value" for information regarding the determination of fair value for these assets.

During the fourth quarter of fiscal 2011, due largely to changes in the intended use of certain long-lived within our Metal Framing operating segment that were not contributed to the ClarkDietrich joint venture, we determined indicators of impairment were present. Recoverability of the identified assets was tested using future cash flow projections based on management's estimate of market conditions. The sum of these undiscounted future cash flows was less than the net book value of the asset group. The subsequent comparison of book value to fair value also indicated excess book value, resulting in an impairment charge of $18.3 million. Consistent with the classification of the gain on deconsolidation and related restructuring charges, as more fully described in "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial statements – Note A – Summary of Significant Accounting Policies," this impairment charge was recognized within the joint venture transactions line item in our consolidated statements of earnings. Refer to "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note P – Fair Value" for information regarding the determination of fair value for these assets.

During the fourth quarter of fiscal 2011, due largely to changes in the intended use of certain long-lived assets within our Commercial Stairs business unit, we determined indicators of impairment were present. Recoverability of the identified asset group was tested using future cash flow projections based on management's long range estimates of market conditions. The sum of these undiscounted future cash flows was less than the net book value of the asset group. The subsequent comparison of book value to fair value also indicated excess book value, resulting in an impairment charge of $2.5 million, which was recognized within impairment of long-lived assets in our consolidated statement of earnings. Refer to "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note P – Fair Value" for information regarding the determination of fair value for these assets.

During the fourth quarter of fiscal 2011, due largely to changes in the intended use of certain long-lived assets within our Steel Packaging operating segment, we determined indicators of impairment were present. Recoverability of the identified asset group was tested using future cash flow projections based on management's long range estimates of market conditions. The sum of these undiscounted future cash flows was less than the net book value of the asset group. The subsequent comparison of book value to fair value also indicated excess book value, resulting in an impairment charge of $1.9 million, which was recognized within impairment of long-lived assets in our consolidated statement of earnings. Refer to "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note P – Fair Value" for information regarding the determination of fair value for these assets.

During the third quarter of fiscal 2011, due largely to changes in the intended use of certain long-lived assets within our Metal Framing and Steel Packaging operating segments, we determined indicators of impairment were present. Recoverability of the identified asset groups was tested using future cash flow projections based on management's long range estimates of market conditions. The sum of the undiscounted future cash flows related to each asset group was more than the net book value for each of the asset groups; therefore, no impairment charges were recognized.

During the second and third quarters of fiscal 2011, due largely to changes in the intended use of certain long-lived assets of our consolidated joint venture, Spartan, we determined indicators of impairment were present. Recoverability of the identified asset group was tested using future cash flow projections based on management's long range estimates of market conditions. The sum of the undiscounted future cash flows related to the asset group was more than the net book value; therefore, no impairment charges were recognized.

Fiscal 2010: Due largely to changes in the intended use of certain long-lived assets within our Steel Processing operating segment during the fourth quarter of fiscal 2010, we determined that indicators of impairment were present. Therefore, long-lived assets were tested for impairment during the fourth quarter of fiscal 2010. Recoverability of the identified asset groups was tested using future cash flow projections based on management's long range estimates of market conditions. The sum of the undiscounted future cash flows related to each asset group was more than the net book value for each of the asset groups; therefore, no impairment charges were recognized.

Due to continued deterioration in business and market conditions impacting our Metal Framing and then Construction Services operating segments during the third quarter of fiscal 2010, we determined that indicators of potential impairment were present for long-lived assets. Therefore, long-lived assets, including intangible assets with finite useful lives, were tested for impairment during the fiscal quarter ended February 28, 2010. Recoverability of the identified asset groups was tested using future cash flow projections based on management's long range estimates of market conditions.

The sum of the undiscounted future cash flows related to the identified metal framing assets was more than the related net book value of the asset group. Therefore, no impairment charges were recognized with regard to these long-lived assets.

The sum of the undiscounted future cash flows related to an identified asset group within the then Construction Services operating segment was less than the net book value for the asset group. Therefore, an impairment charge of $8.1 million was recognized during the fiscal quarter ended February 28, 2010. This impairment charge was recorded within impairment of long-lived assets in our consolidated statements of earnings, and was based on the excess of the assets' carrying amounts over their respective fair values at February 28, 2010. The impaired assets consisted largely of customer lists and also included trade name and technology assets. Refer to "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note P – Fair Value" for information regarding the determination of fair value for these assets.

Due to continued deterioration in business and market conditions impacting our Metal Framing and then Construction Services operating segments during the first and second quarters of fiscal 2010, we determined that indicators of potential impairment were present for certain long-lived assets. Therefore, the identified assets, including intangible assets with finite useful lives, were tested for impairment during the fiscal quarters ended August 31, 2009 and November 30, 2009. Recoverability of the identified asset groups was tested using future cash flow projections based on management's long range estimates of market conditions. The sum of the undiscounted future cash flows related to each asset group was more than the corresponding net book value; therefore, no impairment charges were recognized.

Due to continued deterioration in business and market conditions impacting the Steel Packaging operating segment during the second quarter of fiscal 2010, we determined that indicators of potential impairment were present for certain long-lived assets. Therefore, those long-lived assets were tested for impairment during the fiscal quarter ended November 30, 2009. Recoverability of the identified asset groups was tested using future cash flow projections based on management's long range estimates of market conditions. The sum of the undiscounted future cash flows related to the Steel Packaging asset group was less than the net book value for the asset group. Therefore, an impairment charge of $2.7 million was recognized. This impairment charge was recorded within impairment of long-lived assets in our consolidated statement of earnings, and was based on the excess of the assets' carrying amounts over their respective fair values at November 30, 2009. Refer to "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note P – Fair Value" for information regarding the determination of fair value for these assets.

*Impairment of Indefinite-Lived Long-Lived Assets*: Purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually, during the fourth quarter, or more frequently if events or changes in circumstances indicate that impairment may be present. Application of goodwill impairment testing involves judgment, including but not limited to, the identification of reporting units and estimating the fair value of each reporting unit. A reporting unit is defined as an operating segment or one level below an operating segment. We test goodwill at the operating segment level as we have determined that the characteristics of the reporting units within each operating segment are similar and allow for their aggregation in accordance with the applicable accounting guidance.

The goodwill impairment test consists of comparing the fair value of each operating segment, determined using discounted cash flows, to each operating segment's respective carrying value. If the estimated fair value of an operating segment exceeds its carrying value, there is no impairment. If the carrying amount of the operating segment exceeds its estimated fair value, a goodwill impairment is indicated. The amount of the impairment is determined by comparing the fair value of the net assets of the operating segment, excluding goodwill, to its estimated fair value, with the difference representing the implied fair value of the goodwill. If the implied fair value of the goodwill is lower than its carrying value, the difference is recorded as an impairment charge in our consolidated statements of earnings.

Fiscal 2011: During the fourth quarter of fiscal 2011, we completed our annual impairment evaluation of goodwill. The estimated fair value of our Pressure Cylinders operating segment, the only reporting unit with goodwill throughout fiscal 2011, exceeded its carrying value by a substantial amount and, therefore, no impairment charges were recognized. However, future declines in the market and deterioration in earnings could lead to impairment of goodwill and other long-lived assets in subsequent periods.

Fiscal 2010: Due to industry changes, weakness in the construction market and the depressed results in the then Construction Services operating segment, we determined that indicators of impairment were present and, therefore, tested the goodwill of this operating segment for impairment on a quarterly basis throughout fiscal 2010. Given the significant decline in, and continued uncertainty of, the construction market throughout the first half of fiscal 2010, during the third quarter, we revised downward the forecasted cash flows used in our impairment evaluation. After reviewing the revised valuation and the fair value estimates of the remaining net assets, it was determined that the value of the business no longer supported its goodwill balance of $24.7 million. As a result, the full amount was written-off during the third quarter of fiscal 2010. The impairment loss was recorded within impairment of long-lived assets in our consolidated statements of earnings.

During the fourth quarter of fiscal 2010, we completed our annual impairment evaluation of the remaining goodwill balance, consisting solely of goodwill within our Pressure Cylinders operating segment. The estimated fair value of our Pressure Cylinders operating segment exceeded its carrying value by a substantial amount and, therefore, no impairment charges were recognized.

*Accounting for Derivatives and Other Contracts at Fair Value:* We use derivatives in the normal course of business to manage our exposure to fluctuations in commodity prices, foreign currency and interest rates. Fair values for these contracts are based upon valuation methodologies deemed appropriate in the circumstances; however, the use of different assumptions could affect the estimated fair values.

*Stock-Based Compensation:* All share-based awards to employees, including grants of employee stock options, are recorded as expense in the consolidated statements of earnings based on their fair values.

*Income Taxes:* In accordance with the authoritative accounting guidance, we account for income taxes using the asset and liability method. The asset and liability method requires the recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between the tax basis and financial reporting basis of our assets and liabilities. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some, or a portion, of the deferred tax assets will not be realized. We provide a valuation allowance for deferred income tax assets when it is more likely than not that a portion of such deferred income tax assets will not be realized.

In accordance with accounting literature related to uncertainty in income taxes, tax benefits from uncertain tax positions that are recognized in the financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

We have reserves for taxes and associated interest and penalties that may become payable in future years as a result of audits by taxing authorities. It is our policy to record these in income tax expense. While we believe the positions taken on previously filed tax returns are appropriate, we have established the tax and interest reserves in recognition that various taxing authorities may challenge our positions. The tax reserves are analyzed periodically, and adjustments are made as events occur to warrant adjustment to the reserves, such as lapsing of applicable statutes of limitations, conclusion of tax audits, additional exposure based on current calculations, identification of new issues, and release of administrative guidance or court decisions affecting a particular tax issue.

*Self-Insurance Reserves:* We are largely self-insured with respect to workers' compensation, general and automobile liability, property damage, employee medical claims and other potential losses. In order to reduce risk and better manage our overall loss exposure, we purchase stop-loss insurance that covers individual claims in excess of the deductible amounts. We maintain reserves for the estimated cost to settle open claims, which includes estimates of legal costs expected to be incurred, as well as an estimate of the cost of claims that have been incurred but not reported. These estimates are based on actuarial valuations that take into consideration the historical average claim volume, the average cost for settled claims, current trends in claim costs, changes in our business and workforce, general economic factors and other assumptions believed to be reasonable under the circumstances. The estimated reserves for these liabilities could be affected if future occurrences and claims differ from assumptions used and historical trends. Facility consolidations, a focus on safety initiatives and an emphasis on property loss prevention and product quality have resulted in an improvement in our loss history and the related assumptions used to analyze many of the current self-insurance reserves. We will continue to review these reserves on a quarterly basis, or more frequently if factors dictate a more frequent review is warranted.

The critical accounting policies discussed herein are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP, with a lesser need for our judgment in their application. There are also areas in which our judgment in selecting an available alternative would not produce a materially different result.

## Item 7A. — Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to various market risks. We continually monitor these risks and regularly develop appropriate strategies to manage them. Accordingly, from time to time, we may enter into certain financial and commodity-based derivative instruments. These instruments are used solely to mitigate market exposure and are not used for trading or speculative purposes. Refer to "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note O – Derivative Instruments and Hedging Activities" for additional information.

### *Interest Rate Risk*

We entered into an interest rate swap in October 2004, which was amended December 17, 2004. The swap has a notional amount of $100.0 million to hedge changes in cash flows attributable to changes in the LIBOR rate associated with the December 17, 2004, issuance of the unsecured Floating Rate Senior Notes due December 17, 2014. See "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note G – Debt and Receivables Securitization" of this Annual Report on Form 10-K. The critical terms of the derivative correspond with the critical terms of the underlying exposure. The interest rate swap was executed with a highly rated financial institution. No credit loss is anticipated. We pay a fixed rate of 4.46% and receive a variable rate based on the six-month LIBOR. A sensitivity analysis of changes in the interest rate yield curve associated with our interest rate swap indicates that a 10% parallel decline in the yield curve would not materially impact the fair value of our interest rate swap. A sensitivity analysis of changes in the interest rates on our variable rate debt indicates that a 10% increase in those rates would not have materially impacted our reported results. Based on the terms of the noted derivative contract, such changes would also be expected to materially offset against each other.

We entered into a U.S. Treasury Rate-based treasury lock in April 2010, in anticipation of the issuance of $150.0 million principal amount of our 2020 Notes. Refer to "Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note G – Debt and Receivables

Securitization" of this Annual Report on Form 10-K for additional information regarding the 2020 Notes. The treasury lock had a notional amount of $150.0 million to hedge the risk of changes in the semi-annual interest payments attributable to changes in the benchmark interest rate during the several days leading up to the issuance of the 10-year fixed-rate debt. Upon pricing of the 2020 Notes, the derivative was settled and resulted in a loss of approximately $1.4 million, which has been reflected within other comprehensive income on the consolidated statements of equity. That balance will be recognized in earnings, as an increase to interest expense, over the life of the related 2020 Notes.

***Foreign Currency Risk***

The translation of foreign currencies into United States dollars subjects us to exposure related to fluctuating exchange rates. Derivative instruments are not used to manage this risk; however, we do make use of forward contracts to manage exposure to certain intercompany loans with our foreign affiliates. Such contracts limit exposure to both favorable and unfavorable currency fluctuations. At May 31, 2011, the difference between the contract and book value of these instruments was not material to our consolidated financial position, results of operations or cash flows. A 10% change in the exchange rate to the U.S. dollar forward rate is not expected to materially impact our consolidated financial position, results of operations or cash flows. A sensitivity analysis of changes in the U.S. dollar on these foreign currency-denominated contracts indicates that if the U.S. dollar uniformly weakened by 10% against all of these currency exposures, the fair value of these instruments would not be materially impacted. Any resulting changes in fair value would be offset by changes in the underlying hedged balance sheet position. A sensitivity analysis of changes in the currency exchange rates of our foreign locations indicates that a 10% increase in those rates would not have materially impacted our net results. The sensitivity analysis assumes a uniform shift in all foreign currency exchange rates. The assumption that exchange rates change in uniformity may overstate the impact of changing exchange rates on assets and liabilities denominated in a foreign currency.

***Commodity Price Risk***

We are exposed to market risk for price fluctuations on purchases of steel, natural gas, zinc and other raw materials as well as our utility requirements. We attempt to negotiate the best prices for commodities and to competitively price products and services to reflect the fluctuations in market prices. Derivative financial instruments have been used to manage a portion of our exposure to fluctuations in the cost of steel, zinc, nickel and natural gas. These contracts covered periods commensurate with known or expected exposures throughout the fiscal year ended May 31, 2011. The derivative instruments were executed with highly rated financial institutions. No credit loss is anticipated. No derivatives are held for trading purposes.

A sensitivity analysis of changes in the price of hedged commodities indicates that a 10% decline in the market prices of steel, zinc, gas or any combination of these would not have a material impact to the value of our hedges or our reported results.

The fair values of our outstanding derivative positions as of May 31, 2011 and 2010 are summarized below. Fair values of these derivatives do not consider the offsetting impact of the underlying hedged item.

| | Fair Value At May 31, | |
|---|---|---|
| **(in millions)** | **2011** | **2010** |
| Interest rate | $(12.4) | $(10.6) |
| Foreign currency | (0.6) | (0.2) |
| Commodity | 1.1 | 0.4 |
| | $(11.9) | $(10.4) |

***Safe Harbor***

Quantitative and qualitative disclosures about market risk include forward-looking statements with respect to management's opinion about risks associated with the use of derivative instruments. These statements are based on certain assumptions with respect to market prices and industry supply of, and demand for, steel products and certain raw materials. To the extent these assumptions prove to be inaccurate, future outcomes with respect to hedging programs may differ materially from those discussed in the forward-looking statements.

## Item 8. — Financial Statements and Supplementary Data

### Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Worthington Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Worthington Industries, Inc. and subsidiaries as of May 31, 2011 and 2010, and the related consolidated statements of earnings, equity, and cash flows for each of the years in the three-year period ended May 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule of valuation and qualifying accounts. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Worthington Industries, Inc. and subsidiaries as of May 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Worthington Industries, Inc.'s internal control over financial reporting as of May 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 1, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Columbus, Ohio
August 1, 2011

**WORTHINGTON INDUSTRIES, INC.**
**CONSOLIDATED BALANCE SHEETS**
**(Dollars in thousands)**

| | May 31, | |
|---|---|---|
| | **2011** | **2010** |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 56,167 | $ 59,016 |
| Receivables, less allowances of $4,150 and $5,752 at May 31, 2011 and 2010 | 388,550 | 301,455 |
| Inventories: | | |
| Raw materials | 189,450 | 177,819 |
| Work in process | 98,940 | 106,261 |
| Finished products | 82,440 | 80,251 |
| Total inventories | 370,830 | 364,331 |
| Income taxes receivable | 1,356 | 1,443 |
| Assets held for sale | 9,681 | 2,637 |
| Deferred income taxes | 28,297 | 21,964 |
| Prepaid expenses and other current assets | 36,754 | 31,439 |
| Total current assets | 891,635 | 782,285 |
| Investments in unconsolidated affiliates | 232,149 | 113,001 |
| Goodwill | 93,633 | 79,543 |
| Other intangible assets, net of accumulated amortization of $12,688 and $17,768 at May 31, 2011 and 2010 | 19,958 | 23,964 |
| Other assets | 24,540 | 15,391 |
| Property, plant and equipment: | | |
| Land | 26,960 | 31,660 |
| Buildings and improvements | 182,030 | 242,990 |
| Machinery and equipment | 751,865 | 898,439 |
| Construction in progress | 7,878 | 13,725 |
| Total property, plant and equipment | 968,733 | 1,186,814 |
| Less accumulated depreciation | 563,399 | 680,651 |
| Total property, plant and equipment, net | 405,334 | 506,163 |
| **Total assets** | $1,667,249 | $1,520,347 |

See notes to consolidated financial statements.

**WORTHINGTON INDUSTRIES, INC.**
**CONSOLIDATED BALANCE SHEETS**
**(Dollars in thousands)**

| | May 31, 2011 | May 31, 2010 |
|---|---|---|
| **LIABILITIES AND EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 253,404 | $ 258,730 |
| Short-term borrowings | 132,956 | - |
| Accrued compensation, contributions to employee benefit plans and related taxes | 72,312 | 62,413 |
| Dividends payable | 7,175 | 7,932 |
| Other accrued items | 52,023 | 41,635 |
| Income taxes payable | 7,132 | 9,092 |
| Total current liabilities | 525,002 | 379,802 |
| Other liabilities | 67,309 | 68,380 |
| Long-term debt | 250,254 | 250,238 |
| Deferred income taxes | 83,981 | 71,893 |
| Total liabilities | 926,546 | 770,313 |
| Shareholders' equity – controlling interest: | | |
| Preferred shares, without par value; authorized – 1,000,000 shares; issued and outstanding – none | - | - |
| Common shares, without par value; authorized – 150,000,000 shares; issued and outstanding, 2011 – 71,683,876 shares, 2010 – 79,217,421 shares | - | - |
| Additional paid-in capital | 181,525 | 189,918 |
| Accumulated other comprehensive income (loss), net of taxes of $5,456 and $5,653 at May 31, 2011 and 2010 | 3,975 | (10,631) |
| Retained earnings | 504,410 | 532,126 |
| Total shareholders' equity – controlling interest | 689,910 | 711,413 |
| Noncontrolling interest | 50,793 | 38,621 |
| Total equity | 740,703 | 750,034 |
| **Total liabilities and equity** | $1,667,249 | $1,520,347 |

See notes to consolidated financial statements.

**WORTHINGTON INDUSTRIES, INC.**
**CONSOLIDATED STATEMENTS OF EARNINGS**
**(In thousands, except per share amounts)**

| | Fiscal Years Ended May 31, | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| Net sales | $2,442,624 | $1,943,034 | $2,631,267 |
| Cost of goods sold | 2,086,467 | 1,663,104 | 2,456,533 |
| Gross margin | 356,157 | 279,930 | 174,734 |
| Selling, general and administrative expense | 235,198 | 218,315 | 210,046 |
| Impairment of long-lived assets | 4,386 | 35,409 | 96,943 |
| Restructuring and other expense | 2,653 | 4,243 | 43,041 |
| Joint venture transactions | (10,436) | - | - |
| Operating income (loss) | 124,356 | 21,963 | (175,296) |
| Other income (expense): | | | |
| Miscellaneous income (expense) | 597 | 1,127 | (2,329) |
| Gain on sale of investment in Aegis | - | - | 8,331 |
| Interest expense | (18,756) | (9,534) | (20,734) |
| Equity in net income of unconsolidated affiliates | 76,333 | 64,601 | 48,589 |
| Earnings (loss) before income taxes | 182,530 | 78,157 | (141,439) |
| Income tax expense (benefit) | 58,496 | 26,650 | (37,754) |
| Net earnings (loss) | 124,034 | 51,507 | (103,685) |
| Net earnings attributable to noncontrolling interest | 8,968 | 6,266 | 4,529 |
| **Net earnings (loss) attributable to controlling interest** | $ 115,066 | $ 45,241 | $ (108,214) |
| **Basic** | | | |
| Average common shares outstanding | 74,803 | 79,127 | 78,903 |
| **Earnings (loss) per share attributable to controlling interest** | $ 1.54 | $ 0.57 | $ (1.37) |
| **Diluted** | | | |
| Average common shares outstanding | 75,409 | 79,143 | 78,903 |
| **Earnings (loss) per share attributable to controlling interest** | $ 1.53 | $ 0.57 | $ (1.37) |

See notes to consolidated financial statements.

# WORTHINGTON INDUSTRIES, INC.
## CONSOLIDATED STATEMENTS OF EQUITY
### (Dollars in thousands, except per share amounts)

| | Controlling Interest | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Common Shares | | Additional Paid-in Capital | Accumulated Other Comprehensive Income (Loss), Net of Tax | Retained Earnings | Total | Noncontrolling Interest | Total |
| | Shares | Amount | | | | | | |
| Balance at May 31, 2008 | 79,308,056 | $ - | $174,900 | 24,633 | $ 685,844 | $ 885,377 | $ 42,163 | $ 927,540 |
| Comprehensive loss: | | | | | | | | |
| Net earnings (loss) | - | - | - | - | (108,214) | (108,214) | 4,529 | (103,685) |
| Foreign currency translation | - | - | - | (9,866) | - | (9,866) | (1,874) | (11,740) |
| Pension liability adjustment, net of tax of $14 | - | - | - | (4,766) | - | (4,766) | - | (4,766) |
| Cash flow hedges, net of tax of $3,187 | - | - | - | (5,544) | - | (5,544) | (772) | (6,316) |
| Total comprehensive income (loss) | | | | | | (128,390) | 1,883 | (126,507) |
| Common shares issued | 339,561 | - | 3,875 | - | - | 3,875 | - | 3,875 |
| Stock-based compensation | - | - | 5,767 | - | - | 5,767 | - | 5,767 |
| Purchases and retirement of common shares | (650,000) | - | (1,448) | - | (10,954) | (12,402) | - | (12,402) |
| Dividends paid to noncontrolling interest | - | - | - | - | - | - | (7,152) | (7,152) |
| Cash dividends declared ($0.61 per share) | - | - | | - | (48,115) | (48,115) | - | (48,115) |
| Other | - | - | (43) | - | - | (43) | - | (43) |
| **Balance at May 31, 2009** | 78,997,617 | - | 183,051 | 4,457 | 518,561 | 706,069 | 36,894 | 742,963 |
| Comprehensive income (loss): | | | | | | | | |
| Net earnings | - | - | - | - | 45,241 | 45,241 | 6,266 | 51,507 |
| Unrealized gain on investment | - | - | - | 5 | - | 5 | - | 5 |
| Foreign currency translation | - | - | - | (13,739) | - | (13,739) | - | (13,739) |
| Pension liability adjustment, net of tax of $1,163 | - | - | - | 317 | - | 317 | - | 317 |
| Cash flow hedges, net of tax of $854 | - | - | - | (1,671) | - | (1,671) | - | (1,671) |
| Total comprehensive income | | | | | | 30,153 | 6,266 | 36,419 |
| Common shares issued | 219,804 | - | 2,291 | - | - | 2,291 | - | 2,291 |
| Stock-based compensation | - | - | 4,576 | - | - | 4,576 | - | 4,576 |
| Dividends paid to noncontrolling interest | - | - | - | - | - | - | (4,539) | (4,539) |
| Cash dividends declared ($0.40 per share) | - | - | - | - | (31,676) | (31,676) | - | (31,676) |
| **Balance at May 31, 2010** | 79,217,421 | - | 189,918 | (10,631) | 532,126 | 711,413 | 38,621 | 750,034 |
| Comprehensive income: | | | | | | | | |
| Net earnings | - | - | - | - | 115,066 | 115,066 | 8,968 | 124,034 |
| Foreign currency translation | - | - | - | 13,006 | - | 13,006 | 40 | 13,046 |
| Pension liability adjustment, net of tax of $(760) | - | - | - | 1,442 | - | 1,442 | - | 1,442 |
| Cash flow hedges, net of tax of $563 | - | - | - | 158 | - | 158 | - | 158 |
| Total comprehensive income | | | | | | 129,672 | 9,008 | 138,680 |
| Acquisition of Nitin Cylinders Limited | - | - | - | - | - | - | 14,156 | 14,156 |
| Common shares issued | 421,153 | - | 4,827 | - | - | 4,827 | - | 4,827 |
| Stock-based compensation | - | - | 6,173 | - | - | 6,173 | - | 6,173 |
| Purchases and retirement of common shares | (7,954,698) | | (19,393) | | (113,371) | (132,764) | - | (132,764) |
| Dividends paid to noncontrolling interest | - | - | - | - | - | - | (10,992) | (10,992) |
| Cash dividends declared ($0.40 per share) | - | - | - | - | (29,411) | (29,411) | - | (29,411) |
| **Balance at May 31, 2011** | 71,683,876 | $ - | $181,525 | $ 3,975 | $ 504,410 | $ 689,910 | $ 50,793 | $ 740,703 |

See notes to consolidated financial statements.

**WORTHINGTON INDUSTRIES, INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(Dollars in thousands)**

| | Fiscal Years Ended May 31, | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| **Operating activities:** | | | |
| Net earnings (loss) | $ 124,034 | $ 51,507 | $(103,685) |
| Adjustments to reconcile net earnings (loss) to net cash provided by operating activities: | | | |
| Depreciation and amortization | 61,058 | 64,653 | 64,073 |
| Impairment of long-lived assets | 4,386 | 35,409 | 96,943 |
| Restructuring and other expense, non-cash | 203 | 3,408 | 8,925 |
| Joint venture transactions, non-cash | (21,652) | - | - |
| Provision for deferred income taxes | 7,482 | (6,110) | (25,479) |
| Bad debt expense (income) | 1,236 | (900) | 8,307 |
| Equity in net income of unconsolidated affiliates, net of distributions | (19,188) | (12,007) | 8,491 |
| Net (gain) loss on sale of assets | 652 | (3,908) | 1,317 |
| Stock-based compensation | 6,173 | 4,570 | 5,767 |
| Excess tax benefits – stock-based compensation | (674) | (165) | (433) |
| Gain on acquisitions and sales of subsidiary investments | - | (891) | (8,331) |
| Changes in assets and liabilities: | | | |
| Receivables | (96,056) | (114,892) | 226,690 |
| Inventories | (24,261) | (64,499) | 329,892 |
| Prepaid expenses and other current assets | (10,465) | 30,425 | (20,805) |
| Other assets | 922 | 205 | (643) |
| Accounts payable and accrued expenses | 31,098 | 125,613 | (321,798) |
| Other liabilities | 6,947 | (1,999) | (14,905) |
| **Net cash provided by operating activities** | 71,895 | 110,419 | 254,326 |
| **Investing activities:** | | | |
| Investment in property, plant and equipment, net | (22,025) | (34,319) | (64,154) |
| Acquisitions, net of cash acquired | (31,705) | (63,098) | (42,199) |
| Distributions from (investments in) unconsolidated affiliates, net | (6,161) | (483) | 20,362 |
| Proceeds from sale of assets | 20,614 | 15,950 | 6,883 |
| Proceeds from sale of investments in unconsolidated affiliates | - | - | 25,863 |
| **Net cash used by investing activities** | (39,277) | (81,950) | (53,245) |
| **Financing activities:** | | | |
| Net proceeds from (payments of) short-term borrowings | 132,956 | (980) | (142,385) |
| Proceeds from long-term debt, net | - | 146,942 | - |
| Principal payments on long-term debt | - | (138,013) | (7,241) |
| Proceeds from issuance of common shares | 4,827 | 2,313 | 3,899 |
| Excess tax benefits – stock-based compensation | 674 | 165 | 433 |
| Payments to minority interest | (10,992) | (4,539) | (7,152) |
| Repurchase of common shares | (132,764) | - | (12,402) |
| Dividends paid | (30,168) | (31,660) | (53,686) |
| **Net cash used by financing activities** | (35,467) | (25,772) | (218,534) |
| Increase (decrease) in cash and cash equivalents | (2,849) | 2,697 | (17,453) |
| Cash and cash equivalents at beginning of year | 59,016 | 56,319 | 73,772 |
| **Cash and cash equivalents at end of year** | $ 56,167 | $ 59,016 | $ 56,319 |

See notes to consolidated financial statements.

**WORTHINGTON INDUSTRIES, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**Fiscal Years Ended May 31, 2011, 2010 and 2009**

## Note A – Summary of Significant Accounting Policies

*Consolidation:* The consolidated financial statements include the accounts of Worthington Industries, Inc. and consolidated subsidiaries (collectively, "we," "our," "Worthington," or the "Company"). Investments in unconsolidated affiliates are accounted for using the equity method. Significant intercompany accounts and transactions are eliminated. During the year ended May 31, 2011 ("fiscal 2011"), we changed the presentation of our consolidated statements of cash flows to begin with net earnings as opposed to net earnings attributable to controlling interest. Prior year amounts have been reclassified to conform to the fiscal 2011 presentation.

Spartan Steel Coating, LLC ("Spartan"), in which we own a 52% controlling interest, and Worthington Nitin Cylinders Limited ("WNCL"), in which we own a 60% controlling interest, are fully consolidated with the equity owned by the respective other joint venture member shown as noncontrolling interest on our consolidated balance sheets, and the respective other joint venture member's portion of net earnings shown as net earnings attributable to noncontrolling interest in our consolidated statements of earnings.

In June 2009, amended accounting guidance was issued regarding the consolidation of variable-interest entities ("VIEs"). This amended guidance made significant changes to the model for determining the primary beneficiary, if any, of a VIE, and clarifies how often this assessment should be performed. We adopted this amended accounting guidance on June 1, 2010. There was no impact to our consolidated results of operations or financial position upon adoption.

*Deconsolidation of The Gerstenslager Company:* On May 9, 2011, The Gerstenslager Company ("Gerstenslager"), the business unit comprising our Automotive Body Panels operating segment, closed an agreement with International Tooling Solutions, LLC, a tooling design and build company, to combine certain assets in a newly-formed joint venture, ArtiFlex Manufacturing, LLC ("ArtiFlex").

Our contribution to ArtiFlex included all of our automotive body panels operations. However, we retained the accounts receivable and employee benefit obligations outstanding as of the closing date. In addition, we retained the land and building of Gerstenslager's manufacturing facility located in Wooster, Ohio (the "Wooster Facility"), which became the subject of a lease agreement with ArtiFlex upon closing of the transaction. We determined the change in our intended use of the long-lived assets to be an indicator of impairment and, accordingly, performed an impairment evaluation in accordance with the applicable accounting literature. As more fully described in "Note C – Goodwill and Other Long-Lived Assets," this evaluation resulted in an impairment charge of $6,414,000, which was recorded within the joint venture transactions line item in our consolidated statements of earnings.

In exchange for the contributed net assets, we received a 50% interest in ArtiFlex and certain cash and other consideration. As more fully described in "Note B – Investments in Unconsolidated Affiliates," our investment in ArtiFlex is accounted for under the equity method, as our ownership interest does not constitute a controlling financial interest. As we do not have a controlling financial interest in ArtiFlex, the contributed net assets were deconsolidated effective May 9, 2011, resulting in a one-time gain of $15,040,000. Consistent with the impairment charges incurred in connection with the transaction, this gain was recorded within the joint venture transactions line item in our consolidated statements of earnings. Refer to "Note M – Segment Data" for additional information regarding the impact of this transaction to our reportable business segments.

The following table summarizes the consideration received, the consideration transferred and the resulting net gain on deconsolidation:

| **(in thousands)** | |
|---|---|
| Consideration received (at fair value): | |
| Interest in ArtiFlex | $28,404 |
| Cash and other consideration | 9,235 |
| Total consideration received | 37,639 |
| Consideration transferred (at book value) | 22,599 |
| Gain on deconsolidation | 15,040 |
| Less: Impairment of long-lived assets | 6,414 |
| Net gain on deconsolidation | $ 8,626 |

In accordance with the applicable accounting guidance, our interest in ArtiFlex was recorded at its fair value as of the closing date. For additional information regarding the fair value of our interest in ArtiFlex, refer to "Note P – Fair Value."

*Deconsolidation of Dietrich Metal Framing:* On March 1, 2011, we closed an agreement with Marubeni-Itochu Steel America, Inc. ("MISA") to combine certain assets of Dietrich Metal Framing ("Dietrich") and ClarkWestern Building Systems, Inc. in a newly-formed joint venture, Clarkwestern Dietrich Building Systems LLC ("ClarkDietrich").

Our contribution to ClarkDietrich consisted of our metal framing business, including all of the related working capital and six of the 13 facilities. We retained and continue to operate the remaining facilities, on a short-term basis, to support the transition of the business into the new joint venture. Following this brief transition period, these assets will be disposed of. We determined the change in our intended use of these long-lived assets to be an indicator of impairment and, accordingly, performed an impairment evaluation in accordance with the applicable accounting literature. Recoverability of the identified assets was tested using future cash flow projections based on management's estimate of market conditions. The sum of these undiscounted future cash flows was less than the net book value of the asset group. The subsequent comparison of book value to fair value also indicated excess book value, resulting in an impairment charge of $18,293,000, which was recognized within the joint venture transactions line item in our consolidated statements of earnings.

In connection with the planned closure of the retained metal framing facilities, approximately $11,216,000 of restructuring charges were recognized during the fourth quarter of fiscal 2011, consisting of $7,183,000 of employee severance and $4,033,000 post-closure facility exit and other costs. These restructuring charges were also recorded within the joint venture transactions line item in our consolidated statements of earnings.

In exchange for the contributed net assets, we received a 25% interest in ClarkDietrich and the assets of certain MISA Metals, Inc. ("MMI") steel processing locations. As more fully described in "Note B – Investments in Unconsolidated Affiliates," our investment in ClarkDietrich is accounted for under the equity method, as our ownership interest does not constitute a controlling financial interest. As we do not have a controlling financial interest in ClarkDietrich, the contributed net assets were deconsolidated effective March 1, 2011, resulting in a one-time gain of $31,319,000. Consistent with the impairment and restructuring charges incurred in connection with this transaction, this gain was recorded within the joint venture transactions line item in our consolidated statements of earnings.

The following table summarizes the consideration received, the consideration transferred and the resulting net gain on the deconsolidation:

| (in thousands) | |
|---|---|
| Consideration received (at fair value): | |
| MMI steel processing assets | $ 72,600 |
| Interest in ClarkDietrich | 58,250 |
| Receivable for excess working capital | 4,862 |
| Total consideration received | 135,712 |
| Consideration transferred (at book value) | 104,393 |
| Gain on deconsolidation | 31,319 |
| Less: Impairment of long-lived assets | 18,293 |
| Restructuring charges | 11,216 |
| Net gain on deconsolidation | $ 1,810 |

In accordance with the applicable accounting guidance, our interest in ClarkDietrich was recorded at its fair value as of the closing date. For additional information regarding the fair value of our interest in ClarkDietrich, refer to "Note P – Fair Value."

Refer to "Note N – Acquisitions" for additional information regarding the accounting for the MMI steel processing assets acquired.

*Use of Estimates:* The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

*Cash and Cash Equivalents:* We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

*Inventories:* Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method for all inventories. We believe our inventories were valued appropriately as of May 31, 2011 and May 31, 2010.

*Derivative Financial Instruments:* We utilize derivative financial instruments to manage exposure to certain risks related to our ongoing operations. The primary risks managed through the use of derivative instruments include interest rate risk, currency exchange risk and commodity price risk. All derivative instruments are accounted for using mark-to-market accounting. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. Gains and losses on fair value hedges are recognized in current period earnings in the same line item as the underlying hedged item. The effective portion of gains and losses on cash flow hedges are deferred as a component of accumulated other comprehensive income ("AOCI") and are recognized in earnings at the time the hedged item affects earnings, in the same line item as the underlying hedged item. Ineffectiveness of the hedges during fiscal 2011, the fiscal year ended May 31, 2010 ("fiscal 2010") and the fiscal year ended May 31, 2009 ("fiscal 2009") was immaterial. Classification in the consolidated statements of earnings of gains and losses related to derivative instruments that do not qualify for hedge accounting is determined based on the underlying intent of the instruments. Cash flows related to derivative instruments are generally classified as operating activities in our consolidated statements of cash flows.

In order for hedging relationships to qualify for hedge accounting under current accounting guidance, we formally document each hedging relationship and its risk management objective. This documentation includes the hedge strategy, the hedging instrument, the hedged item, the nature of the risk being hedged, how hedge effectiveness will be assessed prospectively and retrospectively as well as a description of the method used to measure hedge ineffectiveness.

Derivative instruments are executed only with highly rated financial institutions. No credit loss is anticipated on existing instruments, and no such material losses have been experienced to date. We continue to monitor our positions, as well as the credit ratings of counterparties to those positions.

We discontinue hedge accounting when it is determined that the derivative instrument is no longer effective in offsetting the hedged risk, expires or is sold, is terminated or is no longer designated as a hedging instrument because it is unlikely that a forecasted transaction will occur or we determine that designation of the hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative instrument is retained, we continue to carry the derivative instrument at its fair value on the consolidated balance sheet and recognize any subsequent changes in its fair value in net earnings immediately. When it is probable that a forecasted transaction will not occur, we discontinue hedge accounting and immediately recognize the gains and losses that were accumulated in AOCI.

Refer to "Note O – Derivative Instruments and Hedging Activities" for additional information regarding the consolidated balance sheet location and the risk classification of our derivative instruments.

*Risks and Uncertainties*: As of May 31, 2011, we, together with our unconsolidated affiliates, operated 78 production facilities in 14 states and 11 countries. Our largest markets are the automotive and construction markets, which comprised 33% and 20%, respectively, of consolidated net sales in fiscal 2011. Our foreign operations represented 8% of consolidated net sales, 5% of pre-tax earnings attributable to controlling interest, and 32% of consolidated net assets as of and for the year ended May 31, 2011. As of May 31, 2011, approximately 7% of our consolidated labor force was represented by collective bargaining agreements. This includes approximately 200 employees whose labor contracts expire or will otherwise require renegotiation within the fiscal year ending May 31, 2012 ("fiscal 2012"). The concentration of credit risks from financial instruments related to the markets we serve is not expected to have a material adverse effect on our consolidated financial position, cash flows or future results of operations.

In fiscal 2011, our largest customer accounted for approximately 6% of our consolidated net sales, and our ten largest customers accounted for approximately 24% of our consolidated net sales. A significant loss of, or decrease in, business from any of these customers could have an adverse effect on our sales and financial results if we cannot obtain replacement business. Also, due to consolidation within the industries we serve, including the construction, automotive and retail industries, our sales may be increasingly sensitive to deterioration in the financial condition of, or other adverse developments with respect to, one or more of our largest customers.

Our principal raw material is flat-rolled steel, which we purchase from multiple primary steel producers. The steel industry as a whole has been cyclical, and at times availability and pricing can be volatile due to a number of factors beyond our control. This volatility can significantly affect our steel costs. In an environment of increasing prices for steel and other raw materials, in general, competitive conditions may impact how much of the price increases we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, our financial results could be adversely affected. Also, if steel prices decrease, in general, competitive conditions may impact how quickly we must reduce our prices to our customers and we could be forced to use higher-priced raw materials to complete orders for which the selling prices have decreased. Declining steel prices could also require us to write-down the value of our inventories to reflect current market pricing. Further, the number of suppliers has decreased in recent years due to industry consolidation and the financial difficulties of certain suppliers, and consolidation may continue. Accordingly, if delivery from a major steel supplier is disrupted, it may be more difficult to obtain an alternative supply than in the past.

*Receivables:* We review our receivables on an ongoing basis to ensure that they are properly valued and collectible. This is accomplished through two contra-receivable accounts: returns and allowances and allowance for doubtful accounts. Returns and allowances, including limited warranties on certain products, are used to record estimates of returns or other allowances resulting from quality, delivery, discounts or other issues affecting the value of receivables. This account is estimated based on historical trends and current market conditions, with the offset to net sales. The portion of the liability related to product warranties was immaterial at May 31, 2011 and 2010.

The allowance for doubtful accounts is used to record the estimated risk of loss related to the customers' inability to pay. This allowance is maintained at a level that we consider appropriate based on factors that affect collectability, such as the financial health of our customers, historical trends of charge-offs and recoveries and current economic and market conditions. As we monitor our receivables, we identify customers that may have payment problems, and we adjust the allowance accordingly, with the offset to selling, general and administrative ("SG&A") expense. Account balances are charged off against the allowance when recovery is considered remote. The allowance for doubtful accounts decreased approximately $1,602,000 during fiscal 2011 to $4,150,000. This reduction was primarily the result of the write-off of previously reserved accounts and, to a lesser extent, the contribution of our metal framing business to the ClarkDietrich joint venture.

While we believe our allowances are adequate, changes in economic conditions, the financial health of customers and bankruptcy settlements could impact our future earnings. If the economic environment and market conditions deteriorate, particularly in the automotive and construction end markets where our exposure is greatest, additional reserves may be required.

*Property and Depreciation:* Property, plant and equipment are carried at cost and depreciated using the straight-line method. Buildings and improvements are depreciated over 10 to 40 years and machinery and equipment over 3 to 20 years. Depreciation expense was $57,765,000, $60,529,000 and $60,178,000 during fiscal 2011, fiscal 2010 and fiscal 2009, respectively. Accelerated depreciation methods are used for income tax purposes.

*Goodwill and Other Long-Lived Assets:* We use the purchase method of accounting for any business combinations initiated after June 30, 2002, and recognize amortizable intangible assets separately from goodwill. The acquired assets and assumed liabilities in an acquisition are measured and recognized based on their estimated fair values at the date of acquisition, with goodwill representing the excess of the purchase price over the fair value of the identifiable net assets. A bargain purchase may occur, wherein the fair value of identifiable net assets exceeds the purchase price, and a gain is then recognized in the amount of that excess. Goodwill and indefinite-lived intangible assets are not amortized but instead are reviewed for impairment annually, or more frequently if indicators of impairment are present. The annual impairment test is performed during the fourth quarter of each fiscal year. We do not have any material intangible assets with indefinite lives other than goodwill.

We review the carrying value of our long-lived assets, including intangible assets with finite useful lives, whenever events or changes in circumstances indicate that the carrying value of an asset or a group of assets may not be recoverable. When a potential impairment is indicated, accounting standards require a charge to be recognized in the financial statements if the carrying amount of an asset or group of assets exceeds the fair value of that asset or group of assets. The loss recognized would be the difference between the fair value and the carrying amount of the asset or group of assets.

Our impairment testing for both goodwill and other long-lived assets, including intangible assets with finite useful lives, is largely based on discounted cash flow models that require significant judgment and require assumptions about future volume trends, revenue and expense growth rates; and, in addition, external factors such as changes in economic trends and cost of capital. Significant changes in any of these assumptions could impact the outcomes of the tests performed. See "Note C – Goodwill and Other Long-Lived Assets" for additional details regarding these assets and related impairment testing.

*Leases:* Certain lease agreements contain fluctuating or escalating payments and rent holiday periods. The related rent expense is recorded on a straight-line basis over the length of the lease term. Leasehold improvements made by the lessee, whether funded by the lessee or by landlord allowances or incentives, are recorded as leasehold improvement assets and will be amortized over the shorter of the economic life or the lease term. These incentives are also recorded as deferred rent and amortized as reductions in rent expense over the lease term.

*Capitalized Interest:* We capitalize interest in connection with the construction of qualified assets. Under this accounting policy, we capitalized interest of $103,000, $184,000, and $346,000 in fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

*Stock-Based Compensation:* At May 31, 2011, we had stock-based compensation plans for our employees as well as our non-employee directors as described more fully in "Note I – Stock-Based Compensation." All share-based awards, including grants of stock options, are recorded as expense in the consolidated statements of earnings based on their grant-date fair values.

*Revenue Recognition:* We recognize revenue upon transfer of title and risk of loss provided evidence of an arrangement exists, pricing is fixed and determinable and the ability to collect is probable. We provide, through charges to net sales, for returns and allowances based on experience and current customer activities. We also provide, through charges to net sales, for customer rebates and sales discounts based on specific agreements and recent and anticipated levels of customer activity. In circumstances where the collection of payment is highly questionable at the time of shipment, we defer recognition of revenue until payment is collected.

The business units that comprise the Worthington Global Group (the "Global Group") operating segment, which have contributed less than 5.0% of consolidated net sales for each of the last three fiscal years, recognize revenue on a percentage-of-completion method. Refer to "Note M – Segment Data" for additional information regarding the recently-formed Global Group operating segment.

*Advertising Expense:* We expense advertising costs as incurred. Advertising expense was $3,817,000, $3,838,000, and $4,813,000 for fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

*Shipping and Handling Fees and Costs:* Shipping and handling fees billed to customers are included in net sales, and shipping and handling costs incurred are included in cost of goods sold.

*Environmental Costs:* Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, and/or mitigate or prevent contamination from future operations. Costs related to environmental contamination treatment and clean up are charged to expense.

*Statements of Cash Flows:* Supplemental cash flow information was as follows for the fiscal years ended May 31:

| **(in thousands)** | **2011** | **2010** | **2009** |
|---|---|---|---|
| Interest paid, net of amount capitalized | $17,358 | $ 9,814 | $20,964 |
| Income taxes paid, net of (refunds) | 53,194 | (1,601) | 41,679 |

We use the "cumulative earnings" approach for determining cash flow presentation of distributions from our unconsolidated joint ventures. Distributions received are included in our consolidated statements of cash flows as operating activities, unless the cumulative distributions exceed our portion of the cumulative equity in the net earnings of the joint venture, in which case the excess distributions are deemed to be returns of the investment and are classified as investing activities in our consolidated statements of cash flows.

*Income Taxes:* We account for income taxes using the asset and liability method. The asset and liability method requires the recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between the tax basis and the financial reporting basis of our assets and liabilities. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some, or a portion, of the deferred tax assets will not be realized. We provide a valuation allowance for deferred income tax assets when it is more likely than not that a portion of such deferred income tax assets will not be realized.

Tax benefits from uncertain tax positions that are recognized in the consolidated financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

We have reserves for taxes and associated interest and penalties that may become payable in future years as a result of audits by taxing authorities. It is our policy to record these in income tax expense. While we believe the positions taken on previously filed tax returns are appropriate, we have established the tax and interest reserves in recognition that various taxing authorities may challenge our positions. The tax reserves are analyzed periodically, and adjustments are made as events occur to warrant adjustment to the reserves, such as lapsing of applicable statutes of limitations, conclusion of tax audits, additional exposure based on current calculations, identification of new issues and release of administrative guidance or court decisions affecting a particular tax issue.

*Self-Insurance Reserves:* We are largely self-insured with respect to workers' compensation, general and automobile liability, property damage, employee medical claims and other potential losses. In order to reduce risk and better manage our overall loss exposure, we purchase stop-loss insurance that covers individual claims in excess of the deductible amounts. We maintain reserves for the estimated cost to settle open claims, which includes estimates of legal costs expected to be incurred, as well as an estimate of the cost of claims that have been incurred but not reported. These estimates are based on actuarial valuations that take into consideration the historical average claim volume, the average cost for settled claims, current trends in claim costs, changes in our business and workforce, general economic factors and other assumptions believed to be reasonable under the circumstances. The estimated reserves for these liabilities could be affected if future occurrences and claims differ from assumptions used and historical trends.

*Recently Issued Accounting Standards*: In June 2011, new accounting guidance was issued regarding the presentation of comprehensive income in financial statements prepared in accordance with U.S. GAAP. This new guidance requires entities to present reclassification adjustments included in other comprehensive income on the face of the financial statements and allows entities to present total comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. It also eliminates the option for entities to present the components of other comprehensive income as part of the statement of equity. For public companies, this accounting guidance is effective for fiscal years (and interim periods within those fiscal years) beginning after December 15, 2011, with early adoption permitted. Retrospective application to prior periods is required. The adoption of this new guidance, effective for us on June 1, 2012, is not expected to have a material impact on our financial position or results of operations.

In May 2011, amended accounting guidance was issued that resulted in common fair value measurements and disclosures under both U.S. GAAP and International Financial Reporting Standards. This amended guidance is explanatory in nature and does not require additional fair value measurements nor is it intended to result in significant changes in the application of current guidance. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. We do not expect the adoption of this amended accounting guidance, effective for us on March 1, 2012, to have a material impact on our financial position or results of operations.

In October 2009, amended accounting guidance was issued for revenue arrangements with multiple deliverables. This amended guidance sets forth requirements that must be met for an entity to recognize revenue from a sale of a delivered item that is part of a multiple-element arrangement when other items have not been delivered. Additionally, the amended guidance requires more disclosure about an entity's multiple-element arrangements. This amended guidance became effective for fiscal years beginning on or after June 15, 2010, and interim periods within those fiscal years. Our adoption of this amended accounting guidance on June 1, 2011, did not have a material impact on our financial position or results of operations.

**Note B – Investments in Unconsolidated Affiliates**

Our investments in affiliated companies that we do not control, either through majority ownership or otherwise, are accounted for using the equity method. At May 31, 2011, these equity investments and the percentage interests owned consisted of: ArtiFlex (50%), ClarkDietrich (25%), Gestamp Worthington Wind Steel, LLC (the "Gestamp JV") (50%), LEFCO Worthington, LLC (49%), Samuel Steel Pickling Company (31%), Serviacero Planos, S. de R. L. de C.V. (50%), TWB Company, L.L.C. (45%), Worthington Armstrong Venture ("WAVE") (50%), Worthington Modern Steel Framing Manufacturing Co., Ltd. ("WMSFMCo.") (40%), and Worthington Specialty Processing ("WSP") (51%). WSP is considered to be jointly controlled and not consolidated due to substantive participating rights of the minority partner.

On May 9, 2011, we joined with International Tooling Solutions, LLC to form ArtiFlex, a joint venture that provides an integrated solution for engineering, tooling, stamping, assembly and other services to customers primarily in the automotive industry. We contributed our automotive body panels business in exchange for a 50% ownership interest. Our investment in this joint venture is accounted for under the equity method, as our ownership interest does not constitute a controlling financial interest.

In accordance with the applicable accounting guidance, our investment in ArtiFlex was recognized at fair value based on the total enterprise fair value of the joint venture of approximately $56,808,000. This amount exceeded the book value of the underlying equity in the net assets of the joint venture by approximately $31,098,000. Our share of this excess fair value, or cost, is included within the carrying value of our investment in the unconsolidated affiliate and recognized as an adjustment to equity income in periods subsequent to acquisition. We attributed this excess fair value to the following assets:

| | (in thousands) |
|---|---|
| Inventories(1) | $ 1,900 |
| Intangible assets(2) | 8,200 |
| Property, plant and equipment, net(3) | 8,198 |
| Total identifiable assets | 18,298 |
| Equity method goodwill(4) | 12,800 |
| Total excess fair value | $31,098 |

(1) Recognized as an adjustment to equity income as the related inventories are sold.

(2) Includes $7,500,000 related to definite-lived intangible assets. This amount will be amortized to equity income over the estimated useful lives of those assets. The remaining $700,000 relates to intangible assets with indefinite useful lives, which will be reviewed for impairment in accordance with the applicable accounting guidance and, to the extent impaired, recognized as a reduction to equity income.

(3) Recognized as an adjustment to equity income over the estimated useful lives of the related assets in a manner consistent with depreciation.

(4) Will be reviewed for impairment in accordance with the applicable accounting guidance and, to the extent impaired, recognized as a reduction to equity income.

On March 18, 2011, we joined with Gestamp Renewables group to create the Gestamp JV, a joint venture focused on producing towers for wind turbines being constructed in North America. This 50%-owned unconsolidated joint venture has identified Cheyenne, Wyoming as the site of the initial production facility. We anticipate contributing approximately $9,500,000 of cash to the Gestamp JV, mostly in fiscal 2012. Our investment in this joint venture is accounted for under the equity method, as our ownership interest does not constitute a controlling financial interest.

On March 1, 2011, we joined with ClarkWestern Building Systems, Inc. to form ClarkDietrich, a joint venture that manufactures a full line of drywall studs and accessories, structural studs and joists, metal lath and accessories, and shaft wall studs and track used primarily in residential and commercial construction. We contributed our metal framing business and related working capital in exchange for a 25% ownership interest in ClarkDietrich in addition to the assets of certain MISA Metals, Inc. steel processing locations. Our investment in this joint venture is accounted for under the equity method, as our ownership interest does not constitute a controlling financial interest.

In accordance with the applicable accounting guidance, our investment in ClarkDietrich was recognized at fair value based on the total enterprise fair value of the joint venture of approximately $233,000,000. This amount exceeded the book value of the underlying equity in the net assets of the joint venture by approximately $20,320,000. Our share of this excess fair value, or cost, is included within the carrying value of our investment in the unconsolidated affiliate and recognized as an adjustment to equity income in periods subsequent to acquisition. We attributed this excess fair value to the following assets:

| (in thousands) | |
|---|---|
| Inventories(1) | $ 15,000 |
| Intangible assets(2) | 14,400 |
| Property, plant and equipment, net(3) | (10,180) |
| Total identifiable assets | 19,220 |
| Equity method goodwill(4) | 1,100 |
| Total excess fair value | $ 20,320 |

(1) Recognized as an adjustment to equity income as the related inventories are sold.
(2) Includes $8,960,000 related to definite-lived intangible assets. This amount will be amortized to equity income over the estimated useful lives of those assets. The remaining $5,440,000 relates to intangible assets with indefinite useful lives, which will be reviewed for impairment in accordance with the applicable accounting guidance and, to the extent impaired, recognized as a reduction to equity income.
(3) Recognized as an adjustment to equity income over the estimated useful lives of the related assets in a manner consistent with depreciation.
(4) Will be reviewed for impairment in accordance with the applicable accounting guidance and, to the extent impaired, recognized as a reduction to equity income.

On November 19, 2010, we joined with Hubei Modern Urban Construction and Development Group Co., Ltd. to create WMSFMCo. We contributed approximately $6,200,000 of cash in exchange for a 40% ownership interest. The purpose of WMSFMCo. is to design, manufacture, assemble and distribute steel framing materials and accessories for construction projects in five Central Chinese provinces and to provide project management and building design and construction supply services thereto. Our investment in this joint venture is accounted for under the equity method, as our ownership interest does not constitute a controlling financial interest.

As further discussed in "Note N – Acquisitions," Worthington acquired certain assets from Gibraltar Industries, Inc. and its subsidiaries (collectively, "Gibraltar") on February 1, 2010. Included in the assets acquired was a 31.25% ownership interest in Samuel Steel Pickling Company, a joint venture which operates a steel pickling facility in Twinsburg, Ohio, and another in Cleveland, Ohio. Our investment in this joint venture is accounted for under the equity method, as our ownership interest does not constitute a controlling financial interest.

During May 2009, we sold our 50% equity interest in Accelerated Building Technologies, LLC to NOVA Chemicals Corporation, the other member of the joint venture. The sales price and loss on the transaction were immaterial.

During January 2009, we sold our 60% equity interest in Aegis Metal Framing, LLC for approximately $24,000,000 to MiTek Industries, Inc., the other member of the joint venture. This resulted in a gain of $8,331,000. This gain was recognized in a separate line item in our consolidated statements of earnings below operating income.

During October 2008, we sold our 49% equity interest in Canessa Worthington Slovakia s.r.o. for approximately $3,700,000 to the Magnetto Group, the other member of the joint venture. The gain on the transaction was immaterial.

On October 1, 2008, we expanded and modified WSP, our joint venture with United States Steel Corporation ("U.S. Steel"). U.S. Steel contributed ProCoil Company, L.L.C., its steel processing facility in Canton, Michigan, and we contributed $2,500,000 of cash and Worthington Steel Taylor, our steel processing subsidiary in Taylor, Michigan, which had a book value of $13,851,000.

On June 2, 2008, we made an additional capital contribution of $392,000 to Viking & Worthington Steel Enterprise, LLC ("VWSE"). The other member in the joint venture did not make its contribution as required by the operating agreement. As a result, we now own 100% of VWSE, which has been fully consolidated in our financial statements since the beginning of fiscal 2009. VWSE has closed its manufacturing operations and its business is being handled by the consolidated operations of the Steel Processing operating segment.

We received distributions from unconsolidated affiliates totaling $57,146,000, $52,970,000 and $80,580,000 in fiscal 2011, fiscal 2010 and fiscal 2009, respectively. We have received cumulative distributions from WAVE in excess of our investment balance, which resulted in an amount recorded within other liabilities on our consolidated balance sheets of $10,715,000 and $18,385,000 at May 31, 2011 and 2010, respectively. In accordance with the applicable accounting guidance, we reclassify the negative balance to the liability section of our consolidated balance sheet. We will continue to record our equity in the net income of WAVE as a debit to the investment account, and if it becomes positive, it will again be shown as an asset on our consolidated balance sheet. If it becomes obvious that any excess distribution may not be returned (upon joint venture liquidation or otherwise), we will recognize any balance classified as a liability as income immediately.

We use the "cumulative earnings" approach for determining cash flow presentation of distributions from our unconsolidated joint ventures. Distributions received are included in our consolidated statements of cash flows as operating activities, unless the cumulative distributions exceed our portion of the cumulative equity in the net earnings of the joint venture, in which case the excess distributions are deemed to be returns of the investment and are classified as investing activities in our consolidated statements of cash flows.

Combined financial information for affiliated companies accounted for using the equity method as of, and for the years ended, May 31, was as follows:

| (in thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Cash | $ 122,938 | $ 75,762 | $ 72,103 |
| Other current assets | 474,284 | 199,288 | 165,615 |
| Noncurrent assets | 260,805 | 170,787 | 167,779 |
| Total assets | $ 858,027 | $445,837 | $405,497 |
| Current liabilities | $ 184,467 | $ 85,514 | $ 57,995 |
| Long-term debt | 150,229 | 150,212 | 150,596 |
| Other noncurrent liabilities | 5,365 | 10,244 | 24,373 |
| Equity | 517,966 | 199,867 | 172,533 |
| Total liabilities and equity | $ 858,027 | $445,837 | $405,497 |
| Net sales | $1,034,431 | $708,779 | $719,635 |
| Gross margin | 238,083 | 189,622 | 175,832 |
| Depreciation and amortization | 11,452 | 10,690 | 14,044 |
| Interest expense | 1,512 | 1,482 | 3,708 |
| Income tax expense | 10,126 | 5,625 | 7,101 |
| Net earnings | 156,679 | 127,837 | 102,071 |

At May 31, 2011, $27,020,000 of our consolidated retained earnings represented undistributed earnings, net of tax, of our unconsolidated affiliates.

**Note C – Goodwill and Other Long-Lived Assets**

*Impairment of Definite-Lived Long-Lived Assets:* We review the carrying value of our long-lived assets, including intangible assets with finite useful lives, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. Impairment testing involves a comparison of the sum of the undiscounted future cash flows of the asset or asset group to its respective carrying amount. If the sum of the undiscounted future cash flows exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the sum of the undiscounted future cash flows, then a second step is performed to determine the amount of impairment, if any, to be recognized in our consolidated statements of earnings. An impairment loss is recognized to the extent that the carrying amount of the asset or asset group exceeds fair value.

Fiscal 2011: During the fourth quarter of fiscal 2011, due largely to changes in the intended use of certain long-lived assets within our former Automotive Body Panels operating segment that were not contributed to ArtiFlex, we determined indicators of impairment were present. Recoverability of the identified asset group was tested using future cash flow projections based on management's long range estimates of market conditions. The sum of these undiscounted future cash flows was less than the net book value of the asset group. The subsequent comparison of book value to fair value also indicated excess book value, resulting in an impairment charge of $6,414,000. Consistent with the classification of the gain on deconsolidation, as more fully described in "Note A – Summary of Significant Accounting Policies," this impairment charge was recognized within the joint venture transactions line item in our consolidated statements of earnings. Refer to "Note P – Fair Value" for information regarding the determination of fair value for these assets.

During the fourth quarter of fiscal 2011, due largely to changes in the intended use of certain long-lived within our Metal Framing operating segment that were not contributed to ClarkDietrich, we determined indicators of impairment were present. Recoverability of the identified assets was tested using future cash flow projections based on management's estimate of market conditions. The sum of these undiscounted future cash flows was less than the net book value of the asset group. The subsequent comparison of book value to fair value also indicated excess book value, resulting in an impairment charge of $18,293,000. Consistent with the classification of the gain on deconsolidation and related restructuring charges, as more fully described in "Note A – Summary of Significant Accounting Policies," this impairment charge was recognized within the joint venture transactions line item in our consolidated statements of earnings. Refer to "Note P – Fair Value" for information regarding the determination of fair value for these assets.

During the fourth quarter of fiscal 2011, due largely to changes in the intended use of certain long-lived assets within our Commercial Stairs business unit, we determined indicators of impairment were present. Recoverability of the identified asset group was tested using future cash flow projections based on management's long range estimates of market conditions. The sum of these undiscounted future cash flows was less than the net book value of the asset group. The subsequent comparison of book value to fair value also indicated excess book value, resulting in an impairment charge of $2,473,000, which was recognized within impairment of long-lived assets in our consolidated statement of earnings. Refer to "Note P – Fair Value" for information regarding the determination of fair value for these assets.

During the fourth quarter of fiscal 2011, due largely to changes in the intended use of certain long-lived assets within our Steel Packaging operating segment, we determined indicators of impairment were present. Recoverability of the identified asset group was tested using future cash flow projections based on management's long range estimates of market conditions. The sum of these undiscounted future cash flows was less than the net book value of the asset group. The subsequent comparison of book value to fair value also indicated excess book value, resulting in an impairment charge of $1,913,000, which was recognized within impairment of long-lived assets in our consolidated statement of earnings. Refer to "Note P – Fair Value" for information regarding the determination of fair value for these assets.

During the third quarter of fiscal 2011, due largely to changes in the intended use of certain long-lived assets within our Metal Framing and Steel Packaging operating segments, we determined indicators of impairment were present. Recoverability of the identified asset groups was tested using future cash flow projections based on management's long range estimates of market conditions. The sum of the undiscounted future cash flows related to each asset group was more than the net book value for each of the asset groups; therefore, no impairment charges were recognized.

During the second and third quarters of fiscal 2011, due largely to changes in the intended use of certain long-lived assets of our consolidated joint venture, Spartan, we determined indicators of impairment were present. Recoverability of the identified asset group was tested using future cash flow projections based on management's long range estimates of market conditions. The sum of the undiscounted future cash flows related to the asset group was more than the net book value; therefore, no impairment charges were recognized.

Fiscal 2010: During the fourth quarter of fiscal 2010, due largely to changes in the intended use of certain long-lived assets within our Steel Processing operating segment, we determined that indicators of impairment were present. Therefore, long-lived assets were tested for impairment during the fourth quarter of fiscal 2010. Recoverability of the identified asset groups was tested using future cash flow projections based on management's long range estimates of market conditions. The sum of the undiscounted future cash flows related to each asset group was more than the net book value for each of the asset groups; therefore, no impairment charges were recognized.

Due to continued deterioration in business and market conditions impacting our Metal Framing and then Construction Services operating segments during the third quarter of fiscal 2010, we determined that indicators of potential impairment were present for certain long-lived assets. Therefore, long-lived assets, including intangible assets with finite useful lives, were tested for impairment during the fiscal quarter ended February 28, 2010. Recoverability of the identified asset groups was tested using future cash flow projections based on management's long range estimates of market conditions.

The sum of the undiscounted future cash flows related to the identified metal framing assets was more than the related net book value of the asset group. Therefore, there was no impairment charges were recognized with regard to these long-lived assets.

The sum of the undiscounted future cash flows related to an identified asset group within the then Construction Services operating segment was less than the net book value for the asset group. Therefore, an impairment charge of $8,055,000 was recognized during the fiscal quarter ended February 28, 2010. This impairment charge was recorded within impairment of long-lived assets in our consolidated statements of earnings, and was based on the excess of the assets' carrying amounts over their respective fair values at February 28, 2010. The impaired assets consisted largely of customer lists and also included trade name and technology assets. Refer to "Note P – Fair Value" for information regarding the determination of fair value for these assets.

Due to continued deterioration in business and market conditions impacting our Metal Framing and then Construction Services operating segments during the first and second quarters of fiscal 2010, we determined that indicators of potential impairment were present for certain long-lived assets. Therefore, the identified assets, including intangible assets with finite useful lives, were tested for impairment during the fiscal quarters ended August 31, 2009 and November 30, 2009. Recoverability of the identified asset groups was tested using future cash flow projections based on management's long range estimates of market conditions. The sum of the undiscounted future cash flows related to each asset group was more than the corresponding net book value; therefore, no impairment charges were recognized.

Due to continued deterioration in business and market conditions impacting the Steel Packaging operating segment during the second quarter of fiscal 2010, we determined that indicators of potential impairment were present for certain long-lived assets. Therefore, those long-lived assets were tested for impairment during the fiscal quarter ended November 30, 2009. Recoverability of the identified asset groups was tested using future cash flow projections based on management's long range estimates of market conditions. The sum of the undiscounted future cash flows related to the Steel Packaging asset group was less than the net book value for the asset group. Therefore, an impairment charge of $2,703,000 was recognized. This impairment charge was recorded within impairment of long-lived assets in our consolidated statement of earnings, and was based on the excess of the assets' carrying amounts over their respective fair values at November 30, 2009. Refer to "Note P – Fair Value" for information regarding the determination of fair value for these assets.

*Impairment of Indefinite-Lived Long-Lived Assets*: Purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually, during the fourth quarter, or more frequently if events or changes in circumstances indicate that impairment may be present. Application of goodwill impairment testing involves judgment, including but not limited to, the identification of reporting units and estimating the fair value of each reporting unit. A reporting unit is defined as an operating segment or one level below an operating segment. We test goodwill at the operating segment level as we have determined that the characteristics of the reporting units within each operating segment are similar and allow for their aggregation in accordance with the applicable accounting guidance.

The goodwill impairment test consists of comparing the fair value of each operating segment, determined using discounted cash flows, to each operating segment's respective carrying value. If the estimated fair value of an operating segment exceeds its carrying value, there is no impairment. If the carrying amount of the operating segment exceeds its estimated fair value, a goodwill impairment is indicated. The amount of the impairment is determined by comparing the fair value of the net assets of the operating segment, excluding goodwill, to its estimated fair value, with the difference representing the implied fair value of the goodwill. If the implied fair value of the goodwill is lower than its carrying value, the difference is recorded as an impairment charge in our consolidated statements of earnings.

Fiscal 2011: During the fourth quarter of fiscal 2011, we completed our annual impairment evaluation of goodwill. The estimated fair value of our Pressure Cylinders operating segment, the only reporting unit with goodwill throughout fiscal 2011, exceeded its carrying value by a substantial amount and, therefore, no impairment charges were recognized. However, future declines in the market and deterioration in earnings could lead to impairment of goodwill and other long-lived assets in subsequent periods.

Fiscal 2010: Due to industry changes, weakness in the construction market and the depressed results in the then Construction Services operating segment, we determined that indicators of impairment were present and, therefore, tested the goodwill of this operating segment for impairment on a quarterly basis throughout fiscal 2010. Given the significant decline in, and continued uncertainty of, the construction market throughout the first half of fiscal 2010, during the third quarter, we revised downward the forecasted cash flows used in our impairment evaluation. After reviewing the revised valuation and the fair value estimates of the remaining net assets, it was determined that the value of the business no longer supported its goodwill balance of $24,651,000. As a result, the full amount was written-off during the third quarter of fiscal 2010. The impairment loss was recorded within impairment of long-lived assets in our consolidated statements of earnings.

During the fourth quarter of fiscal 2010, we completed our annual impairment evaluation of the remaining goodwill balance, consisting solely of goodwill within our Pressure Cylinders operating segment. The estimated fair value of our Pressure Cylinders operating segment exceeded its carrying value by a substantial amount and, therefore, no impairment charges were recognized.

Changes in the carrying amount of goodwill for the fiscal years ended May 31, 2011 and 2010, by reportable business segment, were as follows:

| (in thousands) | Pressure Cylinders | Metal Framing | Other | Total |
|---|---|---|---|---|
| **Balance at June 1, 2009** | | | | |
| Goodwill | $76,692 | $ 96,943 | $ 24,651 | $ 198,286 |
| Accumulated impairment losses | - | (96,943) | - | (96,943) |
| | 76,692 | - | 24,651 | 101,343 |
| Acquisitions and purchase accounting adjustments | 5,495 | - | - | 5,495 |
| Translation adjustments | (2,644) | - | - | (2,644) |
| Impairment losses | - | - | (24,651) | (24,651) |
| **Balance at May 31, 2010** | | | | |
| Goodwill | 79,543 | 96,943 | 24,651 | 201,137 |
| Accumulated impairment losses | - | (96,943) | (24,651) | (121,594) |
| | 79,543 | - | - | 79,543 |
| Acquisitions and purchase accounting adjustments | 11,536 | - | - | 11,536 |
| Translation adjustments | 2,554 | - | - | 2,554 |
| **Balance at May 31, 2011** | | | | |
| Goodwill | 93,633 | 96,943 | 24,651 | 215,227 |
| Accumulated impairment losses | - | (96,943) | (24,651) | (121,594) |
| | $93,633 | $ - | $ - | $ 93,633 |

The fiscal 2010 decrease in goodwill within Other was due to the write-off of the entire goodwill balance of our then Construction Services operating segment during the quarter ended February 28, 2010.

The increase in goodwill within Pressure Cylinders during fiscal 2011 and fiscal 2010 resulted primarily from acquisitions completed during those respective fiscal years. For additional information regarding these acquisitions, refer to "Note N – Acquisitions."

Amortizable intangible assets by class were as follows at May 31:

| | 2011 | | 2010 | |
|---|---|---|---|---|
| (in thousands) | Cost | Accumulated Amortization | Cost | Accumulated Amortization |
| Patents and trademarks | $ 5,034 | $ 2,706 | $13,119 | $ 8,246 |
| Customer relationships | 23,587 | 7,935 | 23,443 | 6,775 |
| Non-compete agreements | 1,893 | 1,525 | 2,100 | 1,844 |
| Other | 2,132 | 521 | 3,070 | 903 |
| Total | $32,646 | $12,688 | $41,732 | $17,768 |

The net decrease in amortizable intangible assets was driven largely by the contribution of certain intangible assets to ClarkDietrich, partially offset by the previously noted acquisitions completed by our Pressure Cylinders operating segment in fiscal 2011. Currency translation adjustments comprised the remainder of the change in cost basis.

Amortization expense was $3,293,000, $4,124,000 and $3,896,000 during fiscal 2011, fiscal 2010 and fiscal 2009, respectively. These intangible assets are amortized on the straight-line method over their estimated useful lives, which range from one to 20 years.

Estimated amortization expense for these intangible assets for the next five fiscal years is as follows:

| (in thousands) | |
|---|---|
| 2012 | $2,395 |
| 2013 | 2,146 |
| 2014 | 2,096 |
| 2015 | 2,083 |
| 2016 | 2,009 |

**Note D – Restructuring and Other Expense**

In fiscal 2008, we initiated a Transformation Plan (the "Transformation Plan") with the overall goal to improve our sustainable earnings potential, asset utilization and operational performance. The Transformation Plan focuses on cost reduction, margin expansion and organizational capability improvements and, in the process, seeks to drive excellence in three core competencies: sales; operations; and supply chain management. The Transformation Plan is comprehensive in scope and includes aggressive diagnostic and implementation phases. As a result of the Transformation Plan and its related efforts, we have incurred certain asset impairments which have been included within restructuring and other expense in our consolidated statements of earnings. Asset impairment charges that are not a result of these efforts have been included within impairment of long-lived assets in our consolidated statements of earnings, except for the impairment charges incurred in connection with the formations of the unconsolidated joint ventures, ArtiFlex and ClarkDietrich, during the fourth quarter of fiscal 2011. As more fully discussed in "Note A – Summary of Significant Accounting Policies," these impairment charges were recognized within the joint venture transactions line item in our consolidated statements of earnings.

To date, we have completed the transformation phases in each of the core facilities within our Steel Processing operating segment, including the facilities of our Mexican joint venture. We also substantially completed the transformation phases at our metal framing facilities prior to their contribution to ClarkDietrich.

We expect to incur additional restructuring charges relating to the Transformation Plan. These expenses relate to actions taken to date and consist primarily of severance, non-cash impairment losses and accelerated depreciation expense for impacted assets. In addition, we plan to initiate the diagnostics phase in our Pressure Cylinders operating segment during fiscal 2012.

As this process began, we retained a consulting firm to assist in the development and implementation of the Transformation Plan. The services provided by this firm included assistance through diagnostic tools, performance improvement technologies, project management techniques, benchmarking information and insights that directly related to the Transformation Plan. Accordingly, the firm's fees were included in restructuring charges. As it progressed, we formed internal teams dedicated to this effort, and they ultimately assumed full responsibility for executing the Transformation Plan.

These internal teams are now an integral part of our business and constitute what we refer to as the Centers of Excellence ("COE"). The COE will continue to monitor the performance metrics and new processes instituted across our transformed operations and drive continuous improvements in all areas of our operations. The majority of the expenses related to the COE will be included in SG&A expense going forward.

Since the initiation of the Transformation Plan, the following actions have been taken:

- During the first quarter of fiscal 2008, an initial headcount reduction plan was put into place, utilizing a combination of voluntary retirement and severance packages. A total of 63 individuals were impacted.
- On September 25, 2007, we announced the closure or downsizing of five locations in our Metal Framing segment. These actions were completed as of May 31, 2008 and included headcount reductions of approximately 165.
- During the first quarter of fiscal 2009, the Metal Framing corporate offices were moved from Pittsburgh and Blairsville, Pennsylvania, to Columbus, Ohio. Headcount was reduced by 33.
- On October 23, 2008, we announced the closure of two facilities, one Steel Processing (Louisville, Kentucky) and one Metal Framing (Renton, Washington), as well as headcount reductions of 282. The Louisville facility was closed on February 28, 2009, and the Renton facility closed on December 31, 2008. During the second quarter of fiscal 2010, the remaining assets of the
- Louisville facility were sold, resulting in a gain of $1,003,000. This gain has been classified within restructuring and other expense in our consolidated statements of earnings.
- On December 5, 2008, we announced the closure and/or suspension of operations at three Metal Framing facilities and headcount reductions in Steel Processing of 186. The Lunenburg, Massachusetts, facility closed and operations were suspended in Miami, Florida, and Phoenix, Arizona, on February 28, 2009. The associated headcount impact for Metal Framing was a reduction of 125.
- The decision was made during the first quarter of fiscal 2010 to close the Joliet, Illinois, Metal Framing facility. A majority of the roll forming operation located at that facility was moved to the Hammond, Indiana, facility during the third quarter of fiscal 2010. Approximately $1,717,000 of impairment was recognized during fiscal 2010 related to this closure.
- During the third quarter of fiscal 2010, additional headcount reductions took place across locations within the Metal Framing, Military Construction and Mid-Rise Construction operating segments. A total of 113 individuals were impacted.
- In February 2010, the Rock Hill, South Carolina, Steel Processing facility met the held for sale classification criteria under applicable accounting guidance. The $1,165,000 carrying value of that facility, which was determined to be below fair value, was included within assets held for sale in the consolidated balance sheet as of May 31, 2010.

- In May 2010, certain of the Buffalo, New York, Steel Processing equipment met the held for sale classification criteria under applicable accounting guidance. After an immaterial adjustment to fair value, the $1,315,000 carrying value of that equipment was included within assets held for sale in the consolidated balance sheet as of May 31, 2010.
- Execution of the Transformation Plan continued throughout several facilities in our Steel Processing and Metal Framing operating segments during fiscal 2011, resulting in $3,726,000 of expense, which was recorded within restructuring and other expense in our consolidated statements of earnings.
- During fiscal 2011, certain assets within our Steel Processing operating segment classified as held for sale at May 31, 2010, were disposed of resulting in a net gain of $828,000. Also during fiscal 2011, certain assets within our Metal Framing operating segment were disposed of resulting in a net gain of $245,000. These gains were recorded within restructuring and other expense in our consolidated statements of earnings.
- On March 1, 2011, we completed the contribution of our metal framing business, including six of the 13 facilities, to ClarkDietrich. As more fully described in "Note A – Summary of Significant Accounting Policies," following a brief transition period, the retained facilities will be disposed of.

  During the fourth quarter of fiscal 2011, in connection with the planned closure of these retained facilities, approximately $11,216,000 of restructuring charges were incurred, consisting of $7,183,000 of employee severance and $4,033,000 of post-closure facility exit and other costs. These charges were recognized within the joint venture transactions line item in our consolidated statements of earnings to correspond with the related gain on deconsolidation and the subsequent impairment charges incurred in connection with the metal framing facilities retained. Refer to "Note A – Summary of Significant Accounting Policies" for additional information regarding this transaction.

A progression of the liabilities created as part of the Transformation Plan, combined with a reconciliation to the restructuring and other expense line item in our consolidated statement of earnings for fiscal 2010, is summarized as follows:

| (in thousands) | 5/31/2009 Liability | Expense | Payments | Adjustments | 5/31/2010 Liability |
|---|---|---|---|---|---|
| Early retirement and severance | $3,201 | $ 3,948 | $(6,223) | $(33) | $ 893 |
| Professional fees and other costs | 999 | 3,160 | (3,599) | - | 560 |
| | $4,200 | 7,108 | $(9,822) | $(33) | $1,453 |
| Non-cash charges | | 3,408 | | | |
| Net gain on dispositions | | (4,336) | | | |
| Other | | (1,937) | | | |
| Restructuring and other expense | | $ 4,243 | | | |

A progression of the liabilities created as part of the Transformation Plan, combined with a reconciliation to the restructuring and other expense line item in our consolidated statement of earnings for fiscal 2011, is summarized as follows:

| (in thousands) | 5/31/2010 Liability | Expense | Payments | Adjustments | 5/31/2011 Liability |
|---|---|---|---|---|---|
| Early retirement and severance | $ 893 | $ 8,687 | $(2,371) | $ 11 | $7,220 |
| Facility exit and other costs | 560 | 6,052 | (6,030) | (173) | 409 |
| | $1,453 | 14,739 | $(8,401) | $(162) | $7,629 |
| Non-cash charges | | 203 | | | |
| Net gain on dispositions | | (1,073) | | | |
| Joint venture transactions | | (11,216) | | | |
| Restructuring and other expense | | $ 2,653 | | | |

**Note E – Contingent Liabilities and Commitments**

During fiscal 2011, we were involved in a dispute with a former customer, Irwin Industrial Tool Company (d/b/a BernzOmatic), a subsidiary of Newell Rubbermaid, Inc. ("Bernz"). The dispute related primarily to our early termination of a three-year supply contract (the "Contract") on March 1, 2007 as a result of certain actions taken by Bernz that we believed breached the Contract, and the resulting price increases charged to Bernz during 2007 and 2008 after such early termination. During the third quarter of fiscal 2010, this dispute was litigated and a jury awarded contract damages relating to the price increases and other items to Bernz of approximately $13,002,000, which was $3,698,000 in excess of our recorded reserve. Accordingly, we recorded a pre-tax charge within SG&A expense in an equal amount during the third quarter of fiscal 2010.

During the second quarter of fiscal 2011, the trial judge ruled on various post-trial motions that had been filed by the parties, and awarded Bernz pre-judgment interest of $1,828,000 and attorneys' fees and costs of $970,000. This additional award exceeded the amount anticipated by us by approximately $1,400,000. As a result of the post-trial rulings, an additional pre-tax charge of $1,400,000 was recorded within the Pressure Cylinders operating segment as SG&A expense, increasing our reserves related to this matter to $14,402,000.

On July 1, 2011, we completed the acquisition of Bernz for cash consideration of approximately $51,000,000, which included the settlement of this dispute. Refer to "Note T – Subsequent Events" for additional information regarding our acquisition of Bernz.

We are defendants in certain other legal actions. In the opinion of management, the outcome of these actions, which is not clearly determinable at the present time, would not significantly affect our consolidated financial position or future results of operations. We also believe that environmental issues will not have a material effect on our capital expenditures, consolidated financial position or future results of operations.

To secure access to a facility used to regenerate acid used in certain Steel Processing locations, we have entered into unconditional purchase obligations with a third party under which three of our Steel Processing facilities deliver their spent acid for processing annually through the fiscal year ending May 31, 2019. In addition, we are required to pay for freight and utilities used in regenerating the spent acid. Total net payments to this third party were $4,347,000, $4,270,000 and $4,948,000 for fiscal 2011, fiscal 2010 and fiscal 2009, respectively. At May 31, 2011, the aggregate amount of future payments required under this arrangement for the next five fiscal years and thereafter was as follows:

| (in thousands) | |
|---|---|
| 2012 | $ 2,367 |
| 2013 | 2,367 |
| 2014 | 2,367 |
| 2015 | 2,367 |
| 2016 | 2,367 |
| Thereafter | 7,101 |
| Total | $18,936 |

We may terminate the unconditional purchase obligations at any time by purchasing this facility at its then fair market value.

**Note F – Guarantees**

We do not have guarantees that we believe are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. However, as of May 31, 2011, we were party to an operating lease for an aircraft in which we have guaranteed a residual value at the termination of the lease. The maximum obligation under the terms of this guarantee was approximately $15,855,000 at May 31, 2011. We have also guaranteed the repayment of a $5,000,000 term loan held by one of our unconsolidated affiliates, ArtiFlex. Based on current facts and circumstances, we have estimated the likelihood of payment pursuant to these guarantees, and determined that the fair value of our obligation under each guarantee based on those likely outcomes is not material.

We also had in place $8,950,000 of outstanding stand-by letters of credit as of May 31, 2011. These letters of credit were issued to third-party service providers and had no amounts drawn against them at May 31, 2011. The fair value of these guarantee instruments, based on premiums paid, was not material at May 31, 2011.

**Note G – Debt and Receivables Securitization**

The following table summarizes our long-term debt and other short-term borrowings outstanding at May 31:

| (in thousands) | 2011 | 2010 |
|---|---|---|
| Short-term borrowings | $132,956 | $ - |
| Floating rate senior notes due December 17, 2014 | 100,000 | 100,000 |
| 6.50% senior notes due April 15, 2020 | 149,854 | 149,838 |
| Other | 400 | 400 |
| Total debt | 383,210 | 250,238 |
| Less: current maturities and short-term borrowings | 132,956 | - |
| Total long-term debt | $250,254 | $250,238 |

At May 31, 2011, we had $100,000,000 of unsecured floating rate senior notes outstanding, which are due on December 17, 2014 (the "2014 Notes") and bear interest at a variable rate equal to six-month LIBOR plus 80 basis points. However, we entered into an interest rate swap agreement whereby we receive interest on the $100,000,000 notional amount at the six-month LIBOR rate and we pay interest on the same notional amount at a fixed rate of 4.46%, effectively fixing the interest rate at 5.26%. See "Note O – Derivative Instruments and Hedging Activities" for additional information regarding this interest rate swap agreement.

On April 13, 2010, we issued $150,000,000 aggregate principal amount of unsecured senior notes due on April 15, 2020 (the "2020 Notes"). The 2020 Notes bear interest at a rate of 6.50%. The 2020 Notes were sold to the public at 99.890% of the principal amount thereof, to yield 6.515% to maturity. We used the net proceeds from the offering to repay a portion of the then outstanding borrowings under our multi-year revolving credit facility and amounts then outstanding under our revolving trade accounts receivable securitization facility. The proceeds on the issuance of the 2020 Notes were reduced for debt discount ($165,000), payment of debt issuance costs ($1,535,000) and settlement of a hedging instrument entered into in anticipation of the issuance of the 2020 Notes ($1,358,000). The debt discount, debt issuance costs and loss from treasury lock derivative are recorded on the consolidated balance sheets within long-term debt as a contra-liability, short- and long-term other assets and AOCI, respectively. Each will be recognized, through interest expense, in our consolidated statements of earnings over the term of the 2020 Notes.

We also maintain a $100,000,000 revolving trade accounts receivable securitization facility (the "AR Facility"), which expires in January 2012. The AR Facility was available throughout fiscal 2011 and fiscal 2010. Pursuant to the terms of the AR Facility, certain of our subsidiaries sell their accounts receivable without recourse, on a revolving basis, to Worthington Receivables Corporation ("WRC"), a wholly-owned, consolidated, bankruptcy-remote subsidiary. In turn, WRC may sell without recourse, on a revolving basis, up to $100,000,000 of undivided ownership interests in this pool of accounts receivable to a multi-sell, asset-backed commercial paper conduit (the "Conduit"). Purchases by the Conduit are financed with the sale of A1/P1 commercial paper. We retain an undivided interest in this pool and are subject to risk of loss based on the collectability of the receivables from this retained interest. Because the amount eligible to be sold excludes receivables more than 90 days past due, receivables offset by an allowance for doubtful accounts due to bankruptcy or other cause, concentrations over certain limits with specific customers and certain reserve amounts, we believe additional risk of loss is minimal. The book value of the retained portion of the pool of accounts receivable approximates fair value due to its short-term nature. As of May 31, 2011, the pool of eligible accounts receivable exceeded the $100,000,000 limit and $90,000,000 of undivided ownership interests in this pool of accounts receivable had been sold.

In June 2009, amended accounting guidance was issued with respect to the accounting for and disclosure of transfers of financial assets. This amended guidance impacts new transfers of many types of financial assets, including but not limited to factoring arrangements and sales of trade receivables, mortgages and installment loans. We adopted this amended accounting guidance on June 1, 2010. Upon adoption, it was determined that asset transfers to the AR facility no longer qualified for sales treatment. Accordingly, the $90,000,000 of net proceeds received and outstanding at May 31, 2011 are classified as short-term borrowings in our consolidated balance sheets and as net proceeds from short-term borrowings in our consolidated statements of cash flows. Asset transfers prior to June 1, 2010, qualified for sales treatment and were therefore recorded as a reduction in the accounts receivable balance. As of May 31, 2010 and May 31, 2009, the $45,000,000 and $60,000,000, respectively, in proceeds from the AR Facility were recorded as a reduction in the accounts receivable balance. Facility fees incurred after the adoption of the amended accounting guidance have been classified as interest expense. In contrast, facility fees incurred prior to June 1, 2010, were classified as miscellaneous expense. Facility fees of $1,148,000, $1,172,000, and $2,628,000 were incurred during fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

Short-term borrowings outstanding at May 31, 2011, also included $41,532,000 of borrowings under our unsecured $400,000,000 multi-year revolving credit facility (the "Credit Facility") with a group of lenders. The

Credit Facility matures in May 2013. In September 2010, a $35,000,000 commitment by one lender expired, reducing our borrowing capacity under the Credit Facility to $400,000,000. Borrowings under the Credit Facility have maturities of less than one year. Interest rates on borrowings and related facility fees are based on our senior unsecured long-term debt ratings as assigned by Standard & Poor's Ratings Group and Moody's Investors Service, Inc. The average variable rate was 0.87% at May 31, 2011. There was no outstanding balance under the Credit Facility at May 31, 2010. Additionally, and as discussed in "Note F – Guarantees," we provided $8,950,000 in letters of credit for third-party beneficiaries as of May 31, 2011. While not drawn against at May 31, 2011, these letters of credit are issued against availability under the Credit Facility, leaving $349,518,000 available under the Credit Facility at May 31, 2011.

The remaining balance of short-term borrowings at May 31, 2011, consisted of $1,424,000 outstanding under a $9,500,000 credit facility maintained by our consolidated joint venture, WNCL. This credit facility matures in November 2011 and bears interest at a variable rate. The applicable variable rate was 13.5% at May 31, 2011.

Maturities on long-term debt and other short-term borrowings in the next five fiscal years, and the remaining years thereafter, are as follows:

| (in thousands) | |
|---|---|
| 2012 | $132,956 |
| 2013 | 80 |
| 2014 | 80 |
| 2015 | 100,080 |
| 2016 | 80 |
| Thereafter | 149,934 |
| Total | $383,210 |

**Note H – Equity**

*Preferred Shares:* The Worthington Industries, Inc. Amended Articles of Incorporation authorize two classes of preferred shares and their relative voting rights. The Board of Directors of Worthington Industries, Inc. is empowered to determine the issue prices, dividend rates, amounts payable upon liquidation and other terms of the preferred shares when issued. No preferred shares are issued or outstanding.

*Common Shares*: On September 26, 2007, Worthington Industries, Inc. announced that the Board of Directors (the "Board") had authorized the repurchase of up to an additional 10,000,000 of our outstanding common shares under a new repurchase authorization. A total of 494,802 common shares remained available under this repurchase authorization at May 31, 2011. The common shares available for purchase under this authorization may be purchased from time to time, with consideration given to the market price of the common shares, the nature of other investment opportunities, cash flows from operations and general economic conditions. Repurchases may be made on the open market or through privately negotiated transactions. During fiscal 2011, we paid $132,764,000 to repurchase 7,954,698 of our common shares. No common share repurchases were made under this authorization during fiscal 2010. Subsequent to May 31, 2011, the Board authorized the repurchase of up to an additional 10,000,000 of our common shares under a separate repurchase authorization. Refer to "Note T – Subsequent Events" for additional information.

*Accumulated Other Comprehensive Income:* At May 31, 2011, the components of AOCI, net of tax, were as follows:

| (in thousands) | 2011 | 2010 |
|---|---|---|
| Foreign currency translation | $13,448 | $ 442 |
| Defined benefit pension liability | (3,253) | (4,695) |
| Cash flow hedges | (6,220) | (6,378) |
| Accumulated other comprehensive income (loss), net of tax | $ 3,975 | $(10,631) |

A net loss of $2,431,000 (net of tax of $1,487,000), a net loss of $2,219,000 (net of tax of $1,222,000) and a net gain of $445,000 (net of tax of $234,000) were reclassified from AOCI for cash flow hedges in fiscal 2011, fiscal 2010, and fiscal 2009, respectively.

The estimated net amount of the existing losses in AOCI at May 31, 2011 expected to be reclassified into net earnings within the succeeding twelve months was $1,220,000 (net of tax of $610,000). This amount was computed using the fair value of the cash flow hedges at May 31, 2011, and will change before actual reclassification from AOCI to net earnings during the fiscal year ending May 31, 2012.

## Note I – Stock-Based Compensation

### Stock-Based Compensation Plans

Under our employee and non-employee director stock-based compensation plans, we may grant incentive or non-qualified stock options, restricted common shares and performance shares to employees and non-qualified stock options and restricted common shares to non-employee directors. A total of 22,749,000 of our common shares have been authorized for issuance in connection with the stock-based compensation plans in place at May 31, 2011.

The stock options may be granted to purchase common shares at not less than 100% of fair market value on the date of the grant. All outstanding stock options are non-qualified stock options. The exercise price of all stock options granted has been set at 100% of the fair market value of the underlying common shares on the date of grant. Generally, stock options granted to employees vest and become exercisable at the rate of 20% per year beginning one year from the date of grant and expire ten years after the date of grant. Non-qualified stock options granted to non-employee directors vest and become exercisable on the earlier of (a) the first anniversary of the date of grant or (b) the date on which the next annual meeting of shareholders is held following the date of grant for any stock option granted as of the date of an annual meeting of shareholders of Worthington Industries, Inc. Stock options can be exercised through net-settlement, at the election of the option holder.

In addition to stock options, we have awarded restricted shares to certain key employees that are contingent (i.e., vest) upon achieving corporate targets for cumulative corporate economic value added, earnings per share growth and, in the case of business unit executives, business unit operating income targets for the three-year periods ending May 31, 2011, 2012 and 2013. These restricted share awards will be paid, to the extent earned, in common shares of Worthington Industries, Inc. in the fiscal quarter following the end of the applicable three-year performance period. Restricted shares granted to non-employee directors are valued at the closing market price of common shares of Worthington Industries, Inc. on the date of the grant. These restricted shares vest under the same parameters applicable to non-employee director stock options discussed above.

### Non-Qualified Stock Options

U.S. GAAP requires that all share-based awards, including grants of stock options, be recorded as expense in the statement of earnings based on their grant-date fair value. We calculate the fair value of our non-qualified stock options using the Black-Scholes option pricing model and certain assumptions. The computation of fair values for all stock options incorporates the following assumptions: expected volatility (based on the historical volatility of our common shares); risk-free interest rate (based on the United States Treasury strip rate for the expected term of the stock options); expected term (based on historical exercise experience); dividend yield (based on annualized current dividends); and an average quoted price of our common shares over the preceding annual period.

The table below sets forth the non-qualified stock options granted during each of the last three fiscal years ended May 31. For each grant, the exercise price was equal to the closing market price of the underlying common shares at each respective grant date. The fair values of these stock options were based on the Black-Scholes option-pricing model, calculated at the respective grant dates. The calculated pre-tax stock-based compensation expense for these stock options, which is after an estimate of forfeitures, will be recognized on a straight-line basis over the respective vesting periods of the stock options.

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Granted (in thousands) | 2,437 | 993 | 606 |
| Weighted average exercise price, per share | $12.27 | $13.36 | $18.75 |
| Weighted average grant date fair value, per share | $ 4.88 | $ 4.85 | $ 5.57 |
| Pre-tax stock-based compensation (in thousands) | $9,715 | $3,968 | $2,734 |

The weighted average fair value of stock options granted in fiscal 2011, fiscal 2010 and fiscal 2009 was based on the Black-Scholes option pricing model with the following weighted average assumptions:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Assumptions used: | | | |
| Dividend yield | 2.80% | 3.10% | 3.40% |
| Expected volatility | 53.80% | 47.90% | 35.10% |
| Risk-free interest rate | 2.10% | 2.90% | 3.50% |
| Expected life (years) | 6.0 | 6.0 | 6.0 |

The following tables summarize our stock option activity for the years ended May 31:

| | 2011 | | 2010 | | 2009 | |
|---|---|---|---|---|---|---|
| **(in thousands, except per share)** | **Stock Options** | **Weighted Average Exercise Price** | **Stock Options** | **Weighted Average Exercise Price** | **Stock Options** | **Weighted Average Exercise Price** |
| Outstanding, beginning of year | 6,172 | $17.67 | 5,750 | $18.16 | 5,958 | $17.84 |
| Granted | 2,437 | 12.27 | 993 | 13.36 | 606 | 18.75 |
| Exercised | (422) | 12.96 | (227) | 12.75 | (318) | 13.55 |
| Expired | - | - | - | - | (200) | 14.46 |
| Forfeited | (335) | 16.00 | (344) | 16.69 | (296) | 20.08 |
| Outstanding, end of year | 7,852 | 16.29 | 6,172 | 17.67 | 5,750 | 18.16 |
| Exercisable at end of year | 3,917 | 18.24 | 3,631 | 17.79 | 3,185 | 16.83 |

| | Number of Stock Options (in thousands) | Weighted Average Remaining Contractual Life (in years) | Aggregate Intrinsic Value (in thousands) |
|---|---|---|---|
| **May 31, 2011** | | | |
| Outstanding | 7,852 | 6.30 | $43,876 |
| Exercisable | 3,917 | 4.27 | 14,312 |
| **May 31, 2010** | | | |
| Outstanding | 6,172 | 5.89 | $ 2,671 |
| Exercisable | 3,631 | 4.41 | 1,268 |
| **May 31, 2009** | | | |
| Outstanding | 5,750 | 6.10 | $12,663 |
| Exercisable | 3,185 | 4.63 | 10,551 |

During fiscal 2011, the total intrinsic value of stock options exercised was $2,451,000. The total amount of cash received from the exercise of stock options was $4,827,000 during fiscal 2011, and the related excess tax benefit realized from the exercise of these stock options was $674,000.

The following table summarizes information about non-vested stock option awards for the year ended May 31, 2011:

| | Number of Stock Options (in thousands) | Weighted Average Grant Date Fair Value Per Share |
|---|---|---|
| Non-vested, beginning of year | 2,541 | $5.47 |
| Granted | 2,437 | 4.88 |
| Vested | (708) | 5.44 |
| Forfeited | (335) | 5.16 |
| Non-vested, end of year | 3,935 | $5.14 |

**Restricted Common Shares**

The table below sets forth the restricted common shares we granted during each of the last three fiscal years ended May 31. The fair values of these restricted common shares were equal to the closing market prices of the underlying common shares at their respective grant dates. The calculated pre-tax stock-based compensation expense for these restricted common shares will be recognized on a straight-line basis over their respective vesting periods.

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Granted | 26,100 | 21,750 | 22,850 |
| Weighted average grant date fair value, per share | $ 15.33 | $ 13.90 | $ 15.95 |
| Pre-tax stock-based compensation (in thousands) | $ 400 | $ 302 | $ 364 |

We recognized pre-tax stock-based compensation expense for stock options and restricted share awards of $6,173,000 ($4,163,000 after-tax), $4,570,000 ($2,826,000 after-tax) and $5,767,000 ($3,777,000 after-tax) during fiscal 2011, fiscal 2010 and fiscal 2009, respectively. This expense was recorded within SG&A expense to correspond with the same line item as the majority of the cash compensation paid to employees. At May 31, 2011, the total unrecognized compensation cost related to non-vested awards was $13,850,000, which will be expensed over the next five fiscal years.

**Note J – Employee Pension Plans**

We provide retirement benefits to employees mainly through defined contribution retirement plans. Eligible participants make pre-tax contributions based on elected percentages of eligible compensation, subject to annual addition and other limitations imposed by the Internal Revenue Code and the various plans' provisions. Company contributions consist of company matching contributions, annual or monthly employer contributions and discretionary contributions, based on individual plan provisions.

We also have one defined benefit plan, The Gerstenslager Company Bargaining Unit Employees' Pension Plan (the "Gerstenslager Plan" or "defined benefit plan"). The Gerstenslager Plan is a non-contributory pension plan, which covers certain employees based on age and length of service. Our contributions have complied with ERISA's minimum funding requirements. Effective May 9, 2011, in connection with the formation of the ArtiFlex joint venture, the Gerstenslager Plan was frozen, which qualified as a curtailment under the applicable accounting guidance. We did not recognize a gain or loss in connection with the curtailment of the Gerstenslager Plan. Refer to "Note A – Summary of Significant Accounting Policies" for additional information regarding the formation of ArtiFlex.

The following table summarizes the components of net periodic pension cost for the defined benefit plan and the defined contribution plans for the years ended May 31:

| (in thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Defined benefit plan: | | | |
| Service cost | $ 575 | $ 490 | $ 615 |
| Interest cost | 1,140 | 1,059 | 1,146 |
| Actual return on plan assets | 3,921 | 3,152 | (3,774) |
| Net amortization and deferral | (4,825) | (3,811) | 2,501 |
| Net periodic pension cost on defined benefit plan | 811 | 890 | 488 |
| Defined contribution plans | 9,870 | 8,817 | 8,455 |
| Total retirement plan cost | $10,681 | $ 9,707 | $ 8,943 |

The following actuarial assumptions were used for our defined benefit plan:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| To determine benefit obligation: | | | |
| Discount rate | 5.60% | 6.00% | 7.45% |
| To determine net periodic pension cost: | | | |
| Discount rate | 6.00% | 7.45% | 6.92% |
| Expected long-term rate of return | 8.00% | 8.00% | 8.00% |
| Rate of compensation increase | n/a | n/a | n/a |

To calculate the discount rate, we used the expected cash flows of the benefit payments and the Citigroup Pension Index. The Gerstenslager Plan's expected long-term rate of return in fiscal 2011, fiscal 2010 and fiscal 2009 was based on the actual historical returns adjusted for a change in the frequency of lump-sum settlements upon retirement. In determining our benefit obligation, we use the actuarial present value of the vested benefits to which each eligible employee is currently entitled, based on the employee's expected date of separation or retirement.

The following tables provide a reconciliation of the changes in the projected benefit obligation and fair value of plan assets and the funded status for the Gerstenslager Plan during fiscal 2011 and fiscal 2010 as of the respective measurement dates:

| (in thousands) | May 31, 2011 | May 31, 2010 |
|---|---|---|
| Change in benefit obligation | | |
| Benefit obligation, beginning of year | $19,451 | $14,300 |
| Service cost | 575 | 490 |
| Interest cost | 1,140 | 1,059 |
| Actuarial gain | 1,061 | 3,989 |
| Benefits paid | (413) | (387) |
| Benefit obligation, end of year | $21,814 | $19,451 |
| Change in plan assets | | |
| Fair value, beginning of year | $14,993 | $11,246 |
| Actual return on plan assets | 3,921 | 3,152 |
| Company contributions | 1,307 | 982 |
| Benefits paid | (413) | (387) |
| Fair value, end of year | $19,808 | $14,993 |
| Funded status | $ (2,006) | $ (4,458) |
| Amounts recognized in the consolidated balance sheets consist of: | | |
| Other liabilities | $ (2,006) | $ (4,458) |
| Accumulated other comprehensive income | 4,067 | 6,023 |
| Amounts recognized in accumulated other comprehensive income consist of: | | |
| Net loss | 4,067 | 6,023 |
| Total | $ 4,067 | $ 6,023 |

The following table shows other changes in plan assets and benefit obligations recognized in OCI during the fiscal year ended May 31:

| (in thousands) | 2011 | 2010 |
|---|---|---|
| Net actuarial gain (loss) | $1,606 | $(1,762) |
| Amortization of prior service cost | 350 | 266 |
| Total recognized in other comprehensive income (loss) | $1,956 | $(1,496) |
| Total recognized in net periodic benefit cost and other comprehensive income (loss) | $1,145 | $(2,386) |

The estimated net loss and prior service cost for the defined benefit plan that will be amortized from AOCI into net periodic pension cost over the fiscal year ending May 31, 2012 are $171,500 and $0, respectively.

Pension plan assets are required to be disclosed at fair value in the consolidated financial statements. Fair value is defined in "Note P – Fair Value." The pension plan assets' fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth, by level within the fair value hierarchy, a summary of the defined benefit plan's assets measured at fair value on a recurring basis at May 31, 2011:

| (in thousands) | Fair Value | Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Investment: | | | | |
| Money Market Funds | $ 349 | $ 349 | $ - | $ - |
| Bond Funds | 5,579 | 5,579 | - | - |
| Equity Funds | 13,880 | 13,880 | - | - |
| Totals | $19,808 | $19,808 | $ - | $ - |

The following table sets forth by level within the fair value hierarchy a summary of the defined benefit plan's assets measured at fair value on a recurring basis at May 31, 2010:

| (in thousands) | Fair Value | Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Investment: | | | | |
| Money Market Funds | $ 275 | $ 275 | $ - | $ - |
| Bond Funds | 4,632 | 4,632 | - | - |
| Equity Funds | 10,086 | 10,086 | - | - |
| Totals | $14,993 | $14,993 | $ - | $ - |

Fair values of the money market, bond and equity funds held by the defined benefit plan were determined by quoted market prices.

Plan assets for the defined benefit plan consisted principally of the following as of the respective measurement dates:

| | May 31, 2011 | May 31, 2010 |
|---|---|---|
| Asset category | | |
| Equity securities | 70% | 67% |
| Debt securities | 28% | 31% |
| Other | 2% | 2% |
| Total | 100% | 100% |

Equity securities include no employer stock. The investment policy and strategy for the defined benefit plan is: (i) long-term in nature with liquidity requirements that are anticipated to be minimal due to the projected normal retirement date of the average employee and the current average age of participants; (ii) to earn nominal returns, net of investment fees, equal to or in excess of the actuarial assumptions of the plan; and (iii) to include a strategic asset allocation of 60-80% equities, including international, and 20-40% fixed income investments. Employer contributions of $1,600,000 are expected to be made to the defined benefit plan during fiscal 2012. The following estimated future benefits, which reflect expected future service, as appropriate, are expected to be paid during the fiscal years noted:

| (in thousands) | |
|---|---|
| 2012 | $ 421 |
| 2013 | 494 |
| 2014 | 550 |
| 2015 | 645 |
| 2016 | 738 |
| 2017-2021 | 6,051 |

Commercial law requires us to pay severance and service benefits to employees at our Austrian Pressure Cylinders location. Severance benefits must be paid to all employees hired before December 31, 2002. Employees hired after that date are covered under a governmental plan that requires us to pay benefits as a percentage of compensation (included in payroll tax withholdings). Service benefits are based on a percentage of compensation and years of service. The accrued liability for these unfunded plans was $6,667,000 and $5,747,000 at May 31, 2011 and 2010, respectively, and was included in other liabilities on the consolidated balance sheets. Net periodic pension cost for these plans was $506,000, $728,000 and $694,000 for fiscal 2011, fiscal 2010 and fiscal 2009, respectively. The assumed salary rate increase was 3.0%, 3.0% and 3.5% for fiscal 2011, fiscal 2010 and fiscal 2009, respectively. The discount rate at May 31, 2011, 2010 and 2009 was 5.50%, 5.00% and 6.20%, respectively. Each discount rate was based on a published corporate bond rate with a term approximating the estimated benefit payment cash flows and is consistent with European and Austrian regulations.

**Note K – Income Taxes**

Earnings (loss) before income taxes for the years ended May 31 include the following components:

| (in thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| United States based operations | $166,137 | $73,122 | $(170,405) |
| Non - United States based operations | 16,393 | 5,035 | 28,966 |
| Earnings (loss) before income taxes | 182,530 | 78,157 | (141,439) |
| Less: Net earnings attributable to noncontrolling interests* | 8,968 | 6,266 | 4,529 |
| Earnings (loss) before income taxes attributable to controlling interest | $173,562 | $71,891 | $(145,968) |

* Net earnings attributable to noncontrolling interests are not taxable to Worthington.

Significant components of income tax expense (benefit) for the years ended May 31 were as follows:

| (in thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Current: | | | |
| Federal | $47,698 | $30,080 | $(21,609) |
| State and local | 1,246 | 1,333 | 3,146 |
| Foreign | 2,070 | 1,347 | 6,188 |
| | 51,014 | 32,760 | (12,275) |
| Deferred: | | | |
| Federal | 3,950 | (6,804) | (19,393) |
| State | 3,599 | 1,399 | (4,359) |
| Foreign | (67) | (705) | (1,727) |
| | 7,482 | (6,110) | (25,479) |
| | $58,496 | $26,650 | $(37,754) |

Tax benefits related to stock-based compensation that were credited to additional paid-in capital were $835,000, $6,000, and $433,000 for fiscal 2011, fiscal 2010 and fiscal 2009, respectively. Tax benefits (expenses) related to defined benefit pension liability that were credited to (deducted from) other comprehensive income (loss) ("OCI") were ($760,000), $1,163,000, and $14,000 for fiscal 2011, fiscal 2010 and fiscal 2009, respectively. Tax benefits (expenses) related to cash flow hedges that were credited to (deducted from) OCI were $563,000, $854,000, and $3,187,000 for fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

A reconciliation of the 35% federal statutory tax rate to total tax provision (benefit) follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Federal statutory rate | 35.0% | 35.0% | 35.0% |
| State and local income taxes, net of federal tax benefit | 1.8 | (1.5) | 2.3 |
| Change in state and local valuation allowances | 1.0 | 5.0 | (0.7) |
| Change in income tax accruals for resolution of tax audits and change in estimate of deferred tax | 0.2 | 1.6 | (0.1) |
| Non-U.S. income taxes at other than 35% | (2.2) | (1.6) | 3.9 |
| Qualified production activities deduction | (1.9) | (2.1) | - |
| Goodwill impairment non-deductible | - | - | (13.9) |
| Other | (0.2) | 0.7 | (0.6) |
| Effective tax rate attributable to controlling interest | 33.7% | 37.1% | 25.9% |

The above effective tax rate attributable to controlling interest excludes any impact from the inclusion of net earnings attributable to noncontrolling interests in our consolidated statements of earnings. The effective tax rates upon inclusion of net earnings attributable to noncontrolling interests were 32.0%, 34.1% and 26.7% for fiscal 2011, fiscal 2010 and fiscal 2009, respectively. The change in effective income tax rates, upon inclusion of net earnings attributable to noncontrolling interests, is primarily a result of our Spartan consolidated joint venture. The earnings attributable to the noncontrolling interest in Spartan do not generate tax expense to Worthington since the investors in Spartan are taxed directly based on the earnings attributable to them.

Under applicable accounting guidance, a tax benefit may be recognized from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Any tax benefits recognized in our financial statements from such a position were measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

The total amount of unrecognized tax benefits were $5,381,000, $5,933,000, and $3,897,000 as of May 31, 2011, May 31, 2010 and May 31, 2009, respectively. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate attributable to controlling interest was $3,361,000 as of May 31, 2011. Unrecognized tax benefits are the differences between a tax position taken, or expected to be taken in a tax return, and the benefit recognized for accounting purposes. Accrued amounts of interest and penalties related to unrecognized tax benefits are recognized as part of income tax expense within our consolidated statements of earnings. As of May 31, 2011, May 31, 2010 and May 31, 2009, we had accrued liabilities of $1,184,000, $1,232,000 and $1,143,000, respectively, for interest and penalties related to unrecognized tax benefits.

A tabular reconciliation of unrecognized tax benefits follows:

| (in thousands) | |
|---|---|
| Balance at June 1, 2010 | $5,933 |
| Increases – tax positions taken in prior years | 584 |
| Decreases – tax positions taken in prior years | (505) |
| Increases – current tax positions | 745 |
| Settlements | (934) |
| Lapse of statutes of limitations | (442) |
| Balance at May 31, 2011 | $5,381 |

Approximately $620,000 of the liability for unrecognized tax benefits is expected to be settled in the next twelve months due to the expiration of statutes of limitations in various tax jurisdictions and as a result of expected settlements with various tax jurisdictions. While it is expected that the amount of unrecognized tax benefits will change in the next twelve months, any change is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

Following is a summary of the tax years open to examination by major tax jurisdiction:

U.S. Federal – 2007 and forward
U.S. State and Local – 2003 and forward
Austria – 2004 and forward
Canada – 2007 and forward

Earnings before income taxes attributable to foreign sources for fiscal 2011, fiscal 2010 and fiscal 2009 were as noted above. As of May 31, 2011, and based on the tax laws in effect at that time, it remains our intention to continue to indefinitely reinvest our undistributed foreign earnings, except for the foreign earnings of our TWB joint venture. Accordingly, no deferred tax liability has been recorded for those foreign earnings. Undistributed earnings of our consolidated foreign subsidiaries at May 31, 2011 were approximately $265,000,000. If such earnings were not permanently reinvested, a deferred tax liability of approximately $23,000,000 would have been required.

The components of our deferred tax assets and liabilities as of May 31 were as follows:

| (in thousands) | 2011 | 2010 |
|---|---|---|
| Deferred tax assets: | | |
| Accounts receivable | $ 1,870 | $ 2,938 |
| Inventories | 5,932 | 4,005 |
| Accrued expenses | 29,227 | 21,712 |
| Net operating and capital loss carryforwards | 22,501 | 22,418 |
| Tax credit carryforwards | 1,265 | 2,127 |
| Stock-based compensation | 7,187 | 5,761 |
| Derivative contracts | 3,761 | 3,410 |
| Other | 7 | 58 |
| Total deferred tax assets | 71,750 | 62,429 |
| Valuation allowance for deferred tax assets | (22,292) | (19,629) |
| Net deferred tax assets | 49,458 | 42,800 |
| Deferred tax liabilities: | | |
| Property, plant and equipment | (58,606) | (67,317) |
| Undistributed earnings of unconsolidated affiliates | (43,947) | (20,893) |
| Other | (583) | (1,243) |
| Total deferred tax liabilities | (103,136) | (89,453) |
| Net deferred tax liabilities | $ (53,678) | $(46,653) |

The above amounts are classified in the consolidated balance sheets as of May 31 as follows:

| (in thousands) | 2011 | 2010 |
|---|---|---|
| Current assets: | | |
| Deferred income taxes | $ 28,297 | $ 21,964 |
| Other assets: | | |
| Deferred income taxes | 2,006 | 3,276 |
| Noncurrent liabilities: | | |
| Deferred income taxes | (83,981) | (71,893) |
| Net deferred tax liabilities | $(53,678) | $(46,653) |

At May 31, 2011, we had tax benefits for federal net operating loss carryforwards of $205,000 that expire from fiscal 2012 to the fiscal year ending May 31, 2020. These net operating loss carryforwards are subject to utilization limitations. At May 31, 2011, we had tax benefits for state net operating loss carryforwards of $18,184,000 that expire from fiscal 2012 to the fiscal year ending May 31, 2031. At May 31, 2011, we had tax benefits for foreign net operating loss carryforwards of $2,728,000 for income tax purposes that expire from fiscal 2012 to the fiscal year ending May 31, 2031. At May 31, 2011, we had a tax benefit for a foreign capital loss carryforward of $1,384,000 with no future expiration date. At May 31, 2011, we had tax benefits for foreign tax credit carryforwards of $1,265,000 that expire in the fiscal year ending May 31, 2021.

The valuation allowance for deferred tax assets of $22,292,000 is associated primarily with the net operating and capital loss carryforwards and foreign tax credit carryforwards. The valuation allowance includes $1,470,000 for federal, $17,404,000 for state and $3,418,000 for foreign. The majority of the federal valuation allowance relates to foreign tax credits with the remainder relating to the net operating loss carryforwards. The majority of the state valuation allowance relates to Metal Framing operations in various states and our Decatur, Alabama facility, while the foreign valuation allowance relates to operations in China, Canada, and the Czech Republic. Based on our history of profitability and taxable income projections, we have determined that it is more likely than not that the remaining net deferred tax assets are otherwise realizable.

**Note L – Earnings (Loss) Per Share**

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended May 31:

| (in thousands, except per share) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Numerator (basic & diluted): | | | |
| Net earnings (loss) attributable to controlling interest –income (loss) available to common shareholders | $115,066 | $45,241 | $(108,214) |
| Denominator: | | | |
| Denominator for basic earnings (loss) per share attributable to controlling interest – weighted average common shares | 74,803 | 79,127 | 78,903 |
| Effect of dilutive securities | 606 | 16 | - |
| Denominator for diluted earnings (loss) per share attributable to controlling interest – adjusted weighted average common shares | 75,409 | 79,143 | 78,903 |
| Basic earnings (loss) per share attributable to controlling interest | $ 1.54 | $ 0.57 | $ (1.37) |
| Diluted earnings (loss) per share attributable to controlling interest | 1.53 | 0.57 | (1.37) |

Stock options covering 3,620,287, 5,820,514 and 5,979,781 common shares for fiscal 2011, fiscal 2010 and fiscal 2009, respectively, have been excluded from the computation of diluted earnings (loss) per share because the effect would have been anti-dilutive for those periods, either because we incurred a net loss during the period or the exercise price of the stock options was greater than the average market price of the common shares during the period.

**Note M – Segment Data**

During the third quarter of fiscal 2011, we made certain organizational changes impacting the internal reporting and management structure of our previously reported Mid-Rise Construction, Military Construction and Commercial Stairs operating segments. As a result of these organizational changes, management responsibilities and internal reporting for these businesses were re-aligned and combined into a single operating segment, the Global Group. The purpose of the Global Group is to identify and develop potential growth platforms by applying our core competencies in metals manufacturing and construction methods. The Global Group is reported in the "Other" category for segment reporting purposes, as it does not meet the applicable aggregation criteria or materiality thresholds for separate disclosure. Accordingly, these organizational changes did not impact the composition of our reportable business segments.

Our operations are managed principally on a products and services basis and include three reportable business segments: Steel Processing, Pressure Cylinders and Metal Framing, each of which is comprised of a similar group of products and services. Factors used to identify reportable business segments include the nature of the products and services provided by each business, the management reporting structure, similarity of economic characteristics and certain quantitative measures, as prescribed by authoritative guidance. A discussion of each of our three operating segments that qualify as a separate reportable business segment is outlined below.

*Steel Processing*: The Steel Processing operating segment consists of the Worthington Steel business unit, and includes Precision Specialty Metals, Inc., a specialty stainless processor located in Los Angeles, California, and Spartan, a consolidated joint venture which operates a cold-rolled hot dipped galvanizing line. Worthington Steel is an intermediate processor of flat-rolled steel and stainless steel. This operating segment's processing capabilities include pickling; slitting; cold reducing; hot-dipped galvanizing; hydrogen annealing; cutting-to-length; tension leveling; edging; non-metallic coating, including dry lubrication, acrylic and paint; and configured blanking. Worthington Steel sells to customers principally in the automotive, construction, lawn and garden, hardware, furniture, office equipment, electrical control, tubing, leisure and recreation, appliance, agricultural, HVAC, container and aerospace markets. Worthington Steel also toll processes steel for steel mills, large end-users, service centers and other processors. Toll processing is different from typical steel processing in that the mill, end-user or other party retains title to the steel and has the responsibility for selling the end product. Toll processing revenues were immaterial for all periods presented.

*Pressure Cylinders*: The Pressure Cylinders operating segment consists of the Worthington Cylinders business unit and WNCL, a consolidated joint venture based in India that manufactures high pressure, seamless steel cylinders for compressed natural gas storage in motor vehicles as well as cylinders for compressed industrial gases. Worthington Cylinders produces a diversified line of pressure cylinders, including low-pressure liquefied petroleum gas ("LPG") and refrigerant gas cylinders; high-pressure and industrial/specialty gas cylinders; airbrake tanks; and certain consumer products. The LPG cylinders are sold to manufacturers, distributors and mass merchandisers and are used to hold fuel for gas barbecue grills, recreational vehicle equipment, residential and light commercial heating systems, industrial forklifts, hand held torches and propane-fueled camping equipment. Refrigerant gas cylinders are sold primarily to major refrigerant gas producers and distributors and are used to hold refrigerant gases for commercial, residential and automotive air conditioning and refrigeration systems. High-pressure and industrial/specialty gas (steel and aluminum) cylinders, acetylene and composite cylinders are sold primarily to gas producers and distributors as containers for gases used in the following: cutting and welding metals; breathing (medical, diving and firefighting); semiconductor production; beverage delivery; and compressed natural gas systems. Worthington Cylinders also produces recovery tanks for refrigerant gases, air reservoirs for truck and trailer original equipment manufacturers and "Balloon Time®" helium kits, which include non-refillable cylinders.

*Metal Framing:* The Metal Framing operating segment consists of the Dietrich Metal Framing business unit. As more fully described in "Note A – Summary of Significant Accounting Policies," on March 1, 2011, we contributed certain assets of Dietrich to a newly-formed joint venture, ClarkDietrich. We retained seven of the 13 metal framing facilities, which we continue to operate, on a short-term basis, to support the transition of the business into the new joint venture. Following this brief transition period, these assets will be disposed of. The financial results and operating performance of the retained facilities will continue to be reported within our Metal Framing operating segment until their expected disposition in fiscal 2012. The contributed net assets, which were deconsolidated effective March 1, 2011, will continue to be reported within Metal Framing on a historical basis.

*Other:* Included in the Other category are operating segments that do not meet the applicable aggregation criteria and materiality tests for purposes of separate disclosure as reportable business segments, as well as other corporate-related entities. Through May 9, 2011, these operating segments included Automotive Body Panels, Steel Packaging, and the Global Group. On May 9, 2011, in connection with the contribution of our automotive body panels subsidiary, Gerstenslager, to the newly-formed joint venture, ArtiFlex, and resulting deconsolidation of the contributed net assets, we no longer maintain a separate Automotive Body Panels operating segment. Accordingly, subsequent to May 9, 2011, the operating segments comprising the Other category consist of Steel Packaging and the Global Group. Each of these operating segments is explained in more detail below. We will continue to report the historical financial results and operating performance of our former Automotive Body Panels operating segment on a historical basis through May 9, 2011. This former operating segment has historically been reported in the "Other" category for segment reporting purposes, as it has not meet the applicable aggregation criteria or materiality thresholds for separate disclosure. Accordingly, this organizational change did not impact the composition of our reportable segments.

*Steel Packaging:* This operating segment consists of Worthington Steelpac Systems, LLC ("Steelpac"), which designs and manufactures reusable custom platforms, racks and pallets made of steel for supporting, protecting and handling products throughout the shipping process for customers in industries such as automotive, lawn and garden and recreational vehicles.

*Global Group:* This operating segment consists of Worthington Mid-Rise Construction, Inc., which designs, supplies and builds mid-rise light-gauge steel framed commercial structures and multi-family housing units; Worthington Military Construction, Inc., which is involved in the supply and construction of metal framing products for, and in the framing of, single family housing, with a focus on military housing; and Worthington Stairs, LLC, a manufacturer of pre-engineered steel egress stair solutions. Also included within the Global Group are the newly-formed Global Development Group and Worthington Energy Group business units. The purpose of the Global Group is to provide new organic growth platforms by applying our core competencies in markets that have high growth opportunities.

The accounting policies of the reportable business segments and other operating segments are described in "Note A – Summary of Significant Accounting Policies." We evaluate operating segment performance based on operating income (loss). Inter-segment sales are not material.

Summarized financial information for our reportable business segments as of, and for the indicated years ended, May 31, is shown in the following table:

| (in thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Net sales** | | | |
| Steel Processing | $1,405,492 | $ 988,950 | $1,183,013 |
| Pressure Cylinders | 591,945 | 467,572 | 537,373 |
| Metal Framing | 249,543 | 330,578 | 661,024 |
| Other | 195,644 | 155,934 | 249,857 |
| Total net sales | $2,442,624 | $1,943,034 | $2,631,267 |
| **Operating income (loss)** | | | |
| Steel Processing | $ 77,671 | $ 51,353 | $ (68,149) |
| Pressure Cylinders | 48,954 | 30,056 | 61,175 |
| Metal Framing | (7,530) | (10,186) | (142,598) |
| Other | 5,261 | (49,260) | (25,724) |
| Total operating income (loss) | $ 124,356 | $ 21,963 | $ (175,296) |
| **Depreciation and amortization** | | | |
| Steel Processing | $ 27,632 | $ 26,290 | $ 25,944 |
| Pressure Cylinders | 14,734 | 12,936 | 10,680 |
| Metal Framing | 9,623 | 14,591 | 15,683 |
| Other | 9,069 | 10,836 | 11,766 |
| Total depreciation and amortization | $ 61,058 | $ 64,653 | $ 64,073 |
| **Pre-tax impairment of long-lived assets and restructuring and other expense (income)** | | | |
| Steel Processing | $ (303) | $ (488) | $ 3,917 |
| Pressure Cylinders | - | 309 | 1,045 |
| Metal Framing | 1,387 | 3,892 | 110,536 |
| Other | 5,955 | 35,939 | 24,486 |
| Total pre-tax impairment of long-lived assets and restructuring and other expense | $ 7,039 | $ 39,652 | $ 139,984 |
| **Joint venture transactions** | | | |
| Steel Processing | $ - | $ - | $ - |
| Pressure Cylinders | - | - | - |
| Metal Framing | (1,810) | - | - |
| Other | (8,626) | - | - |
| Total joint venture transactions | $ (10,436) | $ - | $ - |
| **Total assets** | | | |
| Steel Processing | $ 742,838 | $ 674,953 | $ 469,701 |
| Pressure Cylinders | 481,361 | 393,639 | 355,717 |
| Metal Framing | 37,069 | 203,072 | 226,285 |
| Other | 405,981 | 248,683 | 312,126 |
| Total assets | $1,667,249 | $1,520,347 | $1,363,829 |

Net sales by geographic region for the years ended May 31 are shown in the following table:

| (in thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| United States | $2,256,579 | $1,832,286 | $2,395,430 |
| Canada | 32,891 | 39,751 | 66,467 |
| Europe | 116,071 | 70,997 | 169,370 |
| Other | 37,083 | - | - |
| Total | $2,442,624 | $1,943,034 | $2,631,267 |

Property, plant and equipment, net, by geographic region as of May 31 is shown in the following table:

| (in thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| United States | $337,894 | $459,174 | $472,078 |
| Canada | 1,368 | 1,055 | 2,567 |
| Europe | 49,627 | 45,934 | 46,860 |
| Other | 16,445 | - | - |
| Total | $405,334 | $506,163 | $521,505 |

## Note N – Acquisitions

### MISA Metals, Inc.

On March 1, 2011, we acquired, as partial consideration for the contribution of our metal framing business to ClarkDietrich, the net assets of certain MMI steel processing locations (the "MMI acquisition"). The equipment and processing capabilities obtained in connection with the MMI acquisition complement our existing steel processing business and expand our ability to service the needs of new and existing customers in the southern region of the United States. The acquired net assets became part of our Steel Processing operating segment upon closing of the transaction. During the fourth quarter of fiscal 2011, we committed to plans to sell certain of the acquired steel processing assets, thereby meeting the criteria for classification as assets held for sale. Refer to "Note P – Fair Value" for additional information.

As discussed in "Note A – Summary of Significant Accounting Policies," in accordance with the accounting guidance for the deconsolidation of a subsidiary, the consideration received, including the steel processing assets of MMI, was recognized at fair value. Accordingly, the enterprise fair value of the acquired business, or $72,600,000, represents the purchase price for purposes of applying the purchase price allocation prescribed by the applicable accounting guidance. The assets acquired and liabilities assumed were recognized at their acquisition-date fair values. Intangible assets, consisting of customer relationships, will be amortized over their estimated useful life of 15 years.

The following table summarizes the consideration paid and the fair value assigned to the assets acquired and liabilities assumed at the acquisition date:

| (in thousands) | |
|---|---|
| Accounts receivable | $ 24,470 |
| Inventories | 40,262 |
| Other current assets | 7,426 |
| Intangible assets | 300 |
| Property, plant and equipment, net | 16,319 |
| Total assets | 88,777 |
| Accounts payable | (15,062) |
| Accrued liabilities | (1,115) |
| Identifiable net assets | 72,600 |
| Goodwill | - |
| Total purchase price | $ 72,600 |

**Nitin Cylinders Limited**

On December 28, 2010, we acquired a 60% ownership interest in India-based Nitin Cylinders Limited for approximately $21,236,000 in cash to expand our presence in the alternative fuels cylinder market. Upon execution of the purchase agreement, the name of the company was changed to Worthington Nitin Cylinders Limited ("WNCL"), which operates as a consolidated joint venture due to our controlling financial interest. WNCL is a manufacturer of high pressure, seamless steel cylinders for compressed industrial gases and compressed natural gas storage in motor vehicles. The acquired net assets became part of our Pressure Cylinders operating segment upon closing of this transaction.

The assets acquired and liabilities assumed were recognized at their acquisition-date fair values, with goodwill representing the excess of the purchase price over the fair value of the net identifiable assets acquired. In connection with the acquisition of WNCL, we identified and valued the following intangible assets:

| Category (in thousands) | Amount | Average Life (Years) |
|---|---|---|
| Trade name | $ 850 | Indefinite |
| Customer relationships | 160 | 15-20 |
| Other | 230 | 1-10 |
| Total acquired intangible assets | $1,240 | |

Cash flows used to determine the purchase price included strategic and synergistic benefits (investment value) specific to us, which resulted in a purchase price in excess of the fair value of identifiable net assets. Since the fair values assigned to the acquired assets could only assume strategies and synergies of market participants, that additional investment value specific to us was included in goodwill. The purchase price included fair values of other assets that were not identifiable, not separately recognizable under accounting rules (e.g., assembled workforce) or of immaterial value. Goodwill of $7,174,000 was recorded in connection with this acquisition, which is not expected to be deductible for income tax purposes.

The following table summarizes the consideration paid and the fair value assigned to the assets acquired and liabilities assumed at the acquisition date, as well as the acquisition-date fair value of the noncontrolling interest:

| (in thousands) | |
|---|---|
| Cash and cash equivalents | $ 1,721 |
| Accounts receivable | 2,499 |
| Inventories | 9,916 |
| Other current assets | 652 |
| Intangible assets | 1,240 |
| Property, plant and equipment | 14,450 |
| Total identifiable assets | 30,478 |
| Accounts payable | (1,227) |
| Accrued liabilities | (41) |
| Deferred income taxes | (992) |
| Net identifiable assets | 28,218 |
| Goodwill | 7,174 |
| Net assets | 35,392 |
| Noncontrolling interest | (14,156) |
| Total consideration paid | $ 21,236 |

### Hy-Mark Cylinders, Inc.

On June 21, 2010, we acquired the assets of Hy-Mark Cylinders, Inc. ("Hy-Mark") for cash of $12,175,000. Hy-Mark manufactured extruded aluminum cylinders for medical oxygen, scuba, beverage service, industrial, specialty, and professional racing applications. The acquired net assets became part of our Pressure Cylinders operating segment upon closing of this transaction. The assets of Hy-Mark were relocated to our pressure cylinders facility located in Mississippi subsequent to the acquisition date.

The assets acquired and liabilities assumed were measured and recognized based on their estimated fair values at the date of acquisition, with goodwill representing the excess of the purchase price over the fair value of the net identifiable assets acquired. Intangible assets, consisting mostly of customer lists, will be amortized on a straight-line basis over their estimated useful life of nine years.

Cash flows used to determine the purchase price included strategic and synergistic benefits (investment value) specific to us, which resulted in a purchase price in excess of the fair value of identifiable net assets. Since the fair values assigned to the acquired assets could only assume strategies and synergies of market participants, that additional investment value specific to us was included in goodwill. The purchase price included fair values of other assets that were not identifiable, not separately recognizable under accounting rules (e.g., assembled workforce) or of immaterial value. Goodwill of $4,362,000 was recorded in connection with this acquisition, which is expected to be deductible for income tax purposes.

The following table summarizes the consideration paid and the fair value assigned to the assets acquired and liabilities assumed at the acquisition date:

| (in thousands) | |
|---|---|
| Inventories | $ 3,053 |
| Intangible assets | 2,660 |
| Property, plant and equipment | 2,100 |
| Identifiable net assets | 7,813 |
| Goodwill | 4,362 |
| Total purchase price | $12,175 |

### Gibraltar Industries, Inc.

On February 1, 2010, in exchange for cash consideration of $29,164,000, we acquired the steel processing assets of Gibraltar Industries, Inc. (the "Gibraltar Assets"), which became part of our Steel Processing operating segment. The acquisition expanded the capabilities of our cold-rolled strip business and our ability to service the needs of new and existing customers. The assets acquired included Gibraltar's Cleveland, Ohio facility, equipment and inventory of Gibraltar's Buffalo, New York facility and a warehouse in Detroit, Michigan. Also acquired was the stock of Cleveland Pickling, Inc., whose only asset is a 31.25% interest in Samuel Steel Pickling Company, a joint venture which operates a steel pickling facility in Twinsburg, Ohio, and another in Cleveland, Ohio.

The acquired assets and assumed liabilities were measured and recognized based on their estimated fair values at the date of acquisition. Intangible assets, consisting mostly of customer lists, will be amortized over a weighted average life of 9.7 years on a straight-line basis. The purchase price included fair values of other assets that were not identifiable, not separately recognizable under accounting rules (e.g., assembled workforce) or of immaterial value. The estimated fair value of assets acquired and liabilities assumed approximated the purchase price, and therefore no goodwill, nor any bargain purchase gain, was generated.

The following table summarizes the consideration paid and the fair value assigned to the assets acquired and liabilities assumed at the acquisition date:

| (in thousands) | |
|---|---|
| Accounts receivable | $ 274 |
| Inventories | 24,059 |
| Other current assets | 143 |
| Intangible assets | 4,701 |
| Property, plant and equipment, net | 18,406 |
| Investment in affiliate | 2,500 |
| Total assets | 50,083 |
| Accounts payable | (19,832) |
| Accrued liabilities | (1,087) |
| Identifiable net assets | 29,164 |
| Goodwill | - |
| Total purchase price | $ 29,164 |

**Structural Composites Industries, LLC**

On September 3, 2009, we acquired the membership interests of Structural Composites Industries, LLC ("SCI") for cash of $24,221,000. SCI is a manufacturer of lightweight, aluminum-lined, composite-wrapped high pressure cylinders used in commercial, military, marine and aerospace applications. Products of SCI include cylinders for alternative fuel vehicles using compressed natural gas or hydrogen, self-contained breathing apparatuses, aviation oxygen and escape slides, military applications, home oxygen therapy and advanced and cryogenic structures. SCI operates as part of our Pressure Cylinders operating segment. The acquisition of SCI allowed us to continue to grow our Pressure Cylinders business and provided an entry into weight critical applications, further broadening the portfolio beyond the operating segment's original, core markets.

The acquired assets and assumed liabilities were measured and recognized based on their estimated fair values at the date of acquisition, with goodwill representing the excess of the purchase price over the fair value of the identifiable net assets. Intangible assets, consisting mostly of customer lists, trade name and technology, will be amortized over a weighted average life of 13.5 years on a straight-line basis.

Cash flows used to determine the purchase price included strategic and synergistic benefits (investment value) specific to us, which resulted in a purchase price in excess of the fair value of identifiable net assets. Since the fair values assigned to the acquired assets could only assume strategies and synergies of market participants, that additional investment value specific to us was included in goodwill. The purchase price included fair values of other assets that were not identifiable, not separately recognizable under accounting rules (e.g., assembled workforce) or of immaterial value. Goodwill of $5,495,000 is expected to be deductible for income tax purposes.

The following table summarizes the consideration paid and the fair value assigned to the assets acquired and liabilities assumed at the acquisition date:

| (in thousands) | |
|---|---|
| Accounts receivable | $ 2,897 |
| Inventories | 4,929 |
| Other current assets | 116 |
| Intangible assets | 7,800 |
| Property, plant and equipment, net | 6,117 |
| Total assets | 21,859 |
| Accounts payable | (1,535) |
| Accrued liabilities | (1,576) |
| Other liabilities | (22) |
| Identifiable net assets | 18,726 |
| Goodwill | 5,495 |
| Total purchase price | $24,221 |

**Piper Metal Forming Corporation, U.S. Respiratory, Inc. and Pacific Cylinders, Inc.**

On June 1, 2009, we purchased substantially all of the assets of Piper Metal Forming Corporation, U.S. Respiratory, Inc. and Pacific Cylinders, Inc. (collectively, "Piper") for cash of $9,713,000. Piper is a manufacturer of aluminum high pressure cylinders and impact extruded steel and aluminum parts, serving the medical, automotive, defense, oil services and other commercial markets, with one manufacturing location in New Albany, Mississippi. It operates as part of our Pressure Cylinders operating segment. Piper's aluminum products increased our line of industrial gas product offerings and present an opportunity to increase our participation in the growing medical market.

The acquired assets and assumed liabilities were measured and recognized based on their estimated fair values at the date of acquisition, with the gain on the acquisition of $891,000 representing the excess of the fair value of identifiable net assets over the purchase price. We were able to realize a gain on this transaction as a result of the then current market conditions and the sellers' desire to exit the business. The gain on this transaction was recorded in miscellaneous income (expense) on our consolidated statements of earnings.

The following table summarizes the consideration paid and the fair value assigned to the assets acquired and liabilities assumed at the acquisition date:

| (in thousands) | |
|---|---|
| Accounts receivable | $ 3,935 |
| Inventories | 4,142 |
| Other current assets | 296 |
| Property, plant and equipment, net | 4,300 |
| Total assets | 12,673 |
| Accounts payable | (1,711) |
| Accrued liabilities | (358) |
| Identifiable net assets | 10,604 |
| Gain on acquisition | (891) |
| Total purchase price | $ 9,713 |

### Laser Products

On July 31, 2008, our Steelpac subsidiary purchased the assets of Laser Products ("Laser") for $3,425,000. Laser is a steel rack fabricator primarily serving the auto industry. The acquired assets and assumed liabilities, which consisted of working capital, fixed assets and the customer list, were measured and recognized based on their estimated fair values at the date of acquisition. The customer list is being amortized on a straight-line basis over its ten year estimated useful life.

### The Sharon Companies Ltd.

On June 2, 2008, we purchased substantially all of the assets of The Sharon Companies Ltd. ("Sharon Stairs") for $37,150,000. Sharon Stairs, now referred to as Worthington Stairs, LLC, designs and manufactures steel egress stair systems for the commercial construction market, and operates one manufacturing facility in Akron, Ohio. Sharon Stairs was acquired in order to complement the existing construction businesses and to our build synergies across the company while sharing best practices in manufacturing and fabricating.

The assets acquired and liabilities assumed were measured and recognized based on their estimated fair values at the date of acquisition, with goodwill representing the excess of the purchase price over the fair value of the identifiable net assets. Intangible assets, consisting mostly of customer lists, trade name and technology, were to be amortized over a weighted average life of 13 years on a straight-line basis.

Cash flows used to determine the purchase price included strategic and synergistic benefits (investment value) specific to us, which resulted in a purchase price in excess of the fair value of identifiable net assets. Since the fair values assigned to the acquired assets could only assume strategies and synergies of market participants, that additional investment value specific to us was included in goodwill. The purchase price included fair values of other assets that were not identifiable, not separately recognizable under accounting rules (e.g., assembled workforce) or of immaterial value. Goodwill of $17,951,000 will be deductible for income tax purposes.

The following table summarizes the consideration paid and the fair value assigned to the assets acquired and liabilities assumed at the acquisition date:

| (in thousands) | |
|---|---|
| Current assets | $ 8,520 |
| Intangible assets | 12,440 |
| Property, plant and equipment, net | 2,500 |
| Total assets | 23,460 |
| Current liabilities | (3,841) |
| Other liabilities | (20) |
| Long-term debt | (400) |
| Identifiable net assets | 19,199 |
| Goodwill | 17,951 |
| Total purchase price | $37,150 |

During fiscal 2010, we recognized an impairment loss that significantly reduced the value of intangible assets (including goodwill) recorded in conjunction with the acquisition of the assets of Sharon Stairs. See "Note C – Goodwill and Other Long-Lived Assets" for additional details.

Operating results of each acquired business noted above have been included in the consolidated statements of earnings from the respective acquisition date, forward. Pro forma results, including the acquired businesses described above since the beginning of fiscal 2010 or fiscal 2009, as appropriate based on the acquisition date, would not be materially different than the actual results reported.

## Note O – Derivative Instruments and Hedging Activities

We utilize derivative financial instruments to manage exposure to certain risks related to our ongoing operations. The primary risks managed through the use of derivative instruments include interest rate risk, currency exchange risk and commodity price risk. While certain of our derivative instruments are designated as hedging instruments, we also enter into derivative instruments that are designed to hedge a risk, but are not designated as hedging instruments and therefore do not qualify for hedge accounting. These derivative instruments are adjusted to current fair value through earnings at the end of each period.

*Interest Rate Risk Management* – We are exposed to the impact of interest rate changes. Our objective is to manage the impact of interest rate changes on cash flows and the market value of our borrowings. We utilize a mix of debt maturities along with both fixed-rate and variable-rate debt to manage changes in interest rates. In addition, we enter into interest rate swaps to further manage our exposure to interest rate variations related to our borrowings and to lower our overall borrowing costs.

*Currency Exchange Risk Management* – We conduct business in several major international currencies and are therefore subject to risks associated with changing foreign exchange rates. We enter into various contracts that change in value as foreign exchange rates change to manage this exposure. Such contracts limit exposure to both favorable and unfavorable currency fluctuations. The translation of foreign currencies into United States dollars also subjects us to exposure related to fluctuating exchange rates; however, derivative instruments are not used to manage this risk.

*Commodity Price Risk Management* – We are exposed to changes in the price of certain commodities, including steel, natural gas, zinc and other raw materials, and our utility requirements. Our objective is to reduce earnings and cash flow volatility associated with forecasted purchases of these commodities to allow management to focus its attention on business operations. Accordingly, we enter into derivative contracts to manage the price risk associated with these forecasted purchases.

We are exposed to counterparty credit risk on all of our derivative instruments. Accordingly, we have established and maintain strict counterparty credit guidelines and enter into derivative instruments only with major financial institutions. We do not have significant exposure to any one counterparty and management believes the risk of loss is remote and, in any event, would not be material.

Refer to "NOTE P – Fair Value" for additional information regarding the accounting treatment for our derivative instruments, as well as how fair value is determined.

The following table summarizes the fair value of our derivative instruments and the respective line item in which they were recorded in the consolidated balance sheet at May 31, 2011:

| (in thousands) | Asset Derivatives | | Liability Derivatives | |
|---|---|---|---|---|
| | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
| **Derivatives designated as hedging instruments:** | | | | |
| Interest rate contracts | Receivables | $ - | Accounts payable | $ 2,024 |
| | Other assets | - | Other liabilities | 10,375 |
| | | - | | 12,399 |
| Commodity contracts | Receivables | 194 | Accounts payable | - |
| | Other assets | - | Other liabilities | - |
| | | 194 | | - |
| Totals | | $ 194 | | $12,399 |
| **Derivatives not designated as hedging instruments:** | | | | |
| Commodity contracts | Receivables | $ 944 | Accounts payable | $ - |
| | Other assets | - | Other accrued items | - |
| | | 944 | | - |
| Foreign exchange contracts | Receivables | - | Accounts payable | - |
| | Other assets | - | Other accrued items | 573 |
| | | - | | 573 |
| Totals | | $ 944 | | $ 573 |
| Total Derivative Instruments | | $1,138 | | $12,972 |

The following table summarizes the fair value of our derivative instruments and the respective line item in which they were recorded in the consolidated balance sheet at May 31, 2010:

| (in thousands) | Asset Derivatives | | Liability Derivatives | |
|---|---|---|---|---|
| | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
| **Derivatives designated as hedging instruments:** | | | | |
| Interest rate contracts | Receivables | $ - | Accounts payable | $ 2,026 |
| | Other assets | - | Other liabilities | 8,558 |
| | | - | | 10,584 |
| Commodity contracts | Receivables | 768 | Accounts payable | - |
| | Other assets | - | Other liabilities | - |
| | | 768 | | - |
| Totals | | $768 | | $10,584 |
| **Derivatives not designated as hedging instruments:** | | | | |
| Commodity contracts | Receivables | $ - | Accounts payable | $ 409 |
| | Other assets | - | Other accrued items | - |
| | | - | | 409 |
| Foreign exchange contracts | Receivables | - | Accounts payable | - |
| | Other assets | - | Other accrued items | 233 |
| | | - | | 233 |
| Totals | | $ - | | $ 642 |
| Total Derivative Instruments | | $768 | | $11,226 |

### Cash Flow Hedges

We enter into derivative instruments to hedge our exposure to changes in cash flows attributable to interest rate and commodity price fluctuations associated with certain forecasted transactions. These derivative instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income ("OCI") and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument is recognized in earnings immediately.

The following table summarizes our cash flow hedges outstanding at May 31, 2011:

| (Dollars in thousands) | Notional Amount | Maturity Date |
|---|---|---|
| Commodity contracts | $ 7,100 | November 2011 |
| Interest rate contracts | 100,000 | December 2014 |

The following table summarizes the gain (loss) recognized in OCI and the gain (loss) reclassified from accumulated OCI into earnings for derivative instruments designated as cash flow hedges during the fiscal years ended May 31, 2011 and 2010:

| (in thousands) | Income (Loss) Recognized in OCI (Effective Portion) | Location of Income (Loss) Reclassified from Accumulated OCI (Effective Portion) | Income (Loss) Reclassified from Accumulated OCI (Effective Portion) | Location of Income (Loss) (Ineffective Portion) Excluded from Effectiveness Testing | Income (Loss) (Ineffective Portion) Excluded from Effectiveness Testing |
|---|---|---|---|---|---|
| For the fiscal year ended May 31, 2011: | | | | | |
| Interest rate contracts | $(5,724) | Interest expense | $(4,043) | Interest expense | $ - |
| Commodity contracts | 1,401 | Cost of goods sold | 125 | Cost of goods sold | - |
| Totals | $(4,323) | | $(3,918) | | $ - |
| For the fiscal year ended May 31, 2010: | | | | | |
| Interest rate contracts | $(6,857) | Interest expense | $(3,643) | Interest expense | $ - |
| Commodity contracts | 883 | Cost of goods sold | 202 | Cost of goods sold | 95 |
| Totals | $(5,974) | | $(3,441) | | $95 |

The estimated net amount of the losses in AOCI at May 31, 2011 expected to be reclassified into net earnings within the succeeding twelve months is $1,220,000 (net of tax of $610,000). This amount was computed using the fair value of the cash flow hedges at May 31, 2011, and will change before actual reclassification from other comprehensive income to net earnings during the fiscal year ended May 31, 2012.

**Economic (Non-designated) Hedges**

We enter into foreign currency contracts to manage our foreign exchange exposure related to intercompany and financing transactions that do not meet the requirements for hedge accounting treatment. We also enter into certain commodity contracts that do not qualify for hedge accounting treatment. Accordingly, these derivative instruments are adjusted to current market value at the end of each period through earnings.

The following table summarizes our economic (non-designated) derivative instruments outstanding at May 31, 2011:

| (Dollars in thousands) | Notional Amount | Maturity Date(s) |
|---|---|---|
| Commodity contracts | $13,200 | June 2011 - October 2012 |
| Foreign currency contracts | 50,500 | August 2011 |

The following table summarizes the gain (loss) recognized in earnings for economic (non-designated) derivative financial instruments during the fiscal years ended May 31, 2011 and 2010:

| | | Income (Loss) Recognized in Earnings | |
|---|---|---|---|
| | | Fiscal Year Ended May 31, | |
| (in thousands) | Location of Income (Loss) Recognized in Earnings | 2011 | 2010 |
| Commodity contracts | Cost of goods sold | $ 488 | $ (15) |
| Foreign exchange contracts | Miscellaneous income (expense) | (7,497) | 6,481 |
| Total | | $(7,009) | $6,466 |

The gain (loss) on the foreign currency derivatives significantly offsets the gain (loss) on the hedged item.

**Note P – Fair Value**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is an exit price concept that assumes an orderly transaction between willing market participants and is required to be based on assumptions that market participants would use in pricing an asset or a liability. Current accounting guidance establishes a three-tier fair value hierarchy as a basis for considering such assumptions and for classifying the inputs used in the valuation methodologies. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

Level 1 – Observable prices in active markets for identical assets and liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

At May 31, 2011, our financial assets and liabilities measured at fair value on a recurring basis were as follows:

| (in thousands) | Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Totals |
|---|---|---|---|---|
| **Assets** | | | | |
| Commodity derivative contracts | $ - | $ 1,138 | $ - | $ 1,138 |
| **Liabilities** | | | | |
| Foreign currency derivative contracts | $ - | $ 573 | $ - | $ 573 |
| Interest rate derivative contracts | - | 12,399 | - | 12,399 |
| Commodity derivative contracts | - | - | - | - |
| Total liabilities | $ - | $12,972 | $ - | $12,972 |

At May 31, 2010, our financial assets and liabilities measured at fair value on a recurring basis were as follows:

| (in thousands) | Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Totals |
|---|---|---|---|---|
| **Assets** | | | | |
| Commodity derivative contracts | $ - | $ 768 | $ - | $ 768 |
| **Liabilities** | | | | |
| Foreign currency derivative contracts | $ - | $ 233 | $ - | $ 233 |
| Interest rate derivative contracts | - | 10,584 | - | 10,584 |
| Commodity derivative contracts | - | 409 | - | 409 |
| Total liabilities | $ - | $11,226 | $ - | $11,226 |

The fair value of our foreign currency contracts, commodity contracts and interest rate contracts is based on the present value of the expected future cash flows considering the risks involved, including non-performance risk, and using discount rates appropriate for the respective maturities. Market observable, Level 2 inputs are used to determine the present value of the expected future cash flows. Refer to "Note O – Derivative Instruments and Hedging Activities" for additional information regarding our use of derivative instruments.

At May 31, 2011, our assets measured at fair value on a non-recurring basis were categorized as follows:

| (in thousands) | Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Totals |
|---|---|---|---|---|
| **Assets** | | | | |
| Investments in unconsolidated affiliates | $ - | $ - | $86,654 | $ 86,654 |
| Long-lived assets held for sale | - | 9,681 | - | 9,681 |
| Long-lived assets held and used | - | 27,408 | - | 27,408 |
| Total assets | $ - | $37,089 | $86,654 | $123,743 |

On March 1, 2011, as partial consideration for the net assets contributed to ClarkDietrich, we received a 25% interest in the newly-formed joint venture. In accordance with the applicable accounting guidance, our interest in ClarkDietrich was recorded at its acquisition-date fair value of $58,250,000.

On May 9, 2011, in connection with the contribution of our automotive body panels business to the ArtiFlex joint venture, we obtained a 50% interest in the newly-formed joint venture. In accordance with the applicable accounting guidance, our interest in ArtiFlex was recorded at its acquisition-date fair value of $28,404,000.

A combination of the income approach and the market approach was applied to measure the fair value of our interests in both ClarkDietrich and ArtiFlex. The income approach included the following inputs and assumptions:

- An expectation regarding future revenue growth;
- A perpetual long-term growth rate; and
- A discount rate based on the estimated weighted average cost of capital.

The market approach was based on cash-free market multiples of selected comparable companies, adjusted for differences in size and scale. Each approach resulted in a business enterprise value that was comparable.

During the fourth quarter of fiscal 2011, we committed to plans to sell certain steel processing assets acquired in connection with the MMI acquisition, thereby meeting the criteria for classification as assets held for sale. In accordance with the applicable accounting guidance, these assets are presented separately as assets held for sale in our consolidated balance sheet. As the acquired assets were recorded at their acquisition-date fair value of $5,884,000, no impairment charges were recognized. Fair value was determined based on market prices for similar assets. The results of these facilities continue to be reported within operating income as they do not qualify for classification as a discontinued operation.

During the fourth quarter of fiscal 2011, certain metal framing assets that were not contributed to ClarkDietrich were written down to their fair value of $21,125,000, resulting in an impairment charge of $18,293,000. As more fully described in "Note A – Summary of Significant Accounting Policies," this impairment charge was recognized within the joint venture transactions line item in our consolidated statement of earnings to correspond with the gain recognized on the deconsolidation of the contributed net assets and the subsequent restructuring charges incurred in connection with the planned closure of these retained facilities. Fair value was determined based on market prices for similar assets. Certain assets retained subsequently met the criteria for classification as assets held for sale. In accordance with the applicable accounting guidance, the net assets of these facilities are presented separately as assets held for sale in our consolidated balance sheet. As the related assets had previously been written down to their fair value of $3,797,000, no additional impairment charges were recognized. The results of these facilities continue to be reported within operating income as they do not qualify for classification as a discontinued operation.

During the fourth quarter of fiscal 2011, the long-lived assets of the Wooster Facility were written down to their fair value of $9,180,000, resulting in an impairment charge of $6,414,000. As more fully described in "Note A – Summary of Significant Accounting Policies," this impairment charge was recognized within the joint venture transactions line item in our consolidated statement of earnings to correspond with the gain recognized on the deconsolidation of the net assets contributed to ArtiFlex. Fair value was determined based on market prices for similar assets.

During the fourth quarter of fiscal 2011, certain long-lived assets of our Commercial Stairs business unit were written down to their fair value of $400,000, resulting in an impairment charge of $2,473,000. This impairment loss was recorded within impairment of long-lived assets in our consolidated statement of earnings. Fair value was determined based on market prices for similar assets. See "Note C – Goodwill and Other Long-Lived Assets" for additional information.

During the fourth quarter of fiscal 2011, certain long-lived assets of our Steel Packaging operating segment were written down to their fair value of $500,000, resulting in an impairment charge of $1,913,000. This impairment loss was recorded within impairment of long-lived assets in our consolidated statement of earnings. Fair value was determined based on market prices for similar assets. See "Note C – Goodwill and Other Long-Lived Assets" for additional information.

At May 31, 2010, our assets measured at fair value on a non-recurring basis were categorized as follows:

| (in thousands) | Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Totals |
|---|---|---|---|---|
| **Assets** | | | | |
| Long-lived assets held for sale | $ - | $1,315 | $ - | $1,315 |
| Long-lived assets held and used | - | 4,420 | 1,628 | 6,048 |
| Total assets | $ - | $5,735 | $1,628 | $7,363 |

Certain steel processing assets that were located at Gibraltar's Buffalo, New York, steel processing facility were written down to their fair value of $1,315,000, resulting in an immaterial impairment charge, which was included in net earnings, within restructuring and other expense, for fiscal 2010. The assets' fair values were determined based on market prices for similar assets. See "Note D – Restructuring and Other Expense" for additional details.

Certain assets of the Joliet, Illinois Metal Framing facility were written down to their fair value of $3,848,000, resulting in an impairment charge of $1,717,000, which was included in net earnings, within restructuring and other expense, for fiscal 2010. The assets' fair values were determined based on market prices for similar assets. See "Note D – Restructuring and Other Expense" for additional details.

Certain assets of the Steel Packaging operating segment were written down to their fair value of $572,000, resulting in an impairment charge of $2,703,000, which was included in net earnings, within impairment of long-lived assets, for fiscal 2010. The assets' fair values were determined based on market prices for similar assets. See "Note C – Goodwill and Other Long-Lived Assets" for additional details.

Certain assets within the then Construction Services operating segment (as previously reported and discussed within "Note M – Segment Data") were written down to their fair value of $1,628,000, resulting in an impairment charge of $8,055,000, which was included in net earnings, within impairment of long-lived assets, for fiscal 2010. The assets' fair values were determined based on discounted cash flow models utilizing market observable inputs, as well as certain unobservable inputs. In determining the fair values of these assets, management was required to make certain assumptions regarding the expected cash flows and the discount rates used to determine the present values of those cash flows. Due to the weight of the unobservable inputs used, we have classified the values of these impaired assets as Level 3 within the fair value hierarchy. See "Note C – Goodwill and Other Long-Lived Assets" for additional details.

The non-derivative financial instruments included in the carrying amounts of cash and cash equivalents, receivables, income taxes receivable, other assets, deferred income taxes, accounts payable, short-term borrowings, accrued compensation, contributions to employee benefit plans and related taxes, other accrued expenses, income taxes payable and other liabilities approximate fair value due to their short-term nature. The fair value of long-term debt, including current maturities, based upon models utilizing market observable inputs and credit risk, was $265,239,000 and $250,319,000 at May 31, 2011 and May 31, 2010, respectively. The carrying amounts of long-term debt, including current maturities, were $250,254,000 and $250,238,000 at May 31, 2011 and May 31, 2010, respectively.

**Note Q – Operating Leases**

We lease certain property and equipment from third parties under non-cancelable operating lease agreements. Rent expense under operating leases was $15,736,000, $16,681,000 and $15,467,000 in fiscal 2011, fiscal 2010 and fiscal 2009, respectively. Future minimum lease payments for non-cancelable operating leases having an initial or remaining term in excess of one year at May 31, 2011, were as follows:

| (in thousands) | |
|---|---|
| 2012 | $ 7,827 |
| 2013 | 6,903 |
| 2014 | 4,391 |
| 2015 | 2,894 |
| 2016 | 2,197 |
| Thereafter | 8,200 |
| Total | $32,412 |

**Note R – Related Party Transactions**

We purchase from, and sell to, affiliated companies certain raw materials and services at prevailing market prices. Net sales to affiliated companies for fiscal 2011, fiscal 2010 and fiscal 2009 totaled $14,627,000, $9,336,000, and $18,550,000, respectively. Purchases from affiliated companies for fiscal 2011, fiscal 2010 and fiscal 2009 totaled $5,916,000, $4,701,000 and $2,799,000, respectively. Accounts receivable from affiliated companies were $23,211,000 and $4,377,000 at May 31, 2011 and 2010, respectively. Accounts payable to affiliated companies were $16,690,000 and $3,048,000 at May 31, 2011 and 2010, respectively.

**Note S – Quarterly Results of Operations (Unaudited)**

The following table summarizes the unaudited quarterly consolidated results of operations for fiscal 2011 and fiscal 2010:

| (in thousands, except per share) | Three Months Ended | | | |
|---|---|---|---|---|
| **Fiscal 2011** | **August 31** | **November 30** | **February 28** | **May 31** |
| Net sales | $616,805 | $580,687 | $569,439 | $675,693 |
| Gross margin | 78,914 | 69,819 | 88,254 | 119,170 |
| Net earnings attributable to controlling interest | 22,354 | 14,469 | 26,326 | 51,917 |
| Earnings per share - basic | $ 0.29 | $ 0.20 | $ 0.35 | $ 0.71 |
| Earnings per share - diluted | 0.29 | 0.20 | 0.35 | 0.70 |
| **Fiscal 2010** | **August 31** | **November 30** | **February 28** | **May 31** |
| Net sales | $417,527 | $447,981 | $451,113 | $626,413 |
| Gross margin | 49,200 | 67,233 | 57,714 | 105,783 |
| Net earnings (loss) attributable to controlling interest | 6,675 | 23,249 | (17,740) | 33,057 |
| Earnings (loss) per share - basic | $ 0.08 | $ 0.29 | $ (0.22) | $ 0.42 |
| Earnings (loss) per share - diluted | 0.08 | 0.29 | (0.22) | 0.42 |

The sum of the quarterly earnings (loss) per share data presented in the table may not equal the annual results due to rounding and the impact of dilutive securities on the annual versus the quarterly earnings (loss) per share calculations.

Results for the fourth quarter of fiscal 2011 (ended May 31, 2011) were favorably impacted by higher volumes, most notably in the Steel Processing and Pressure Cylinders operating segments. An increased spread between average selling prices and the cost of steel also favorably impacted our results for the three months ended May 31, 2011. Our results were also favorably impacted by a one-time gain of $10,436,000 related to the formation of the ClarkDietrich and ArtiFlex joint ventures as more fully discussed in "Note A – Summary of Significant Accounting Policies."

Results for the third quarter of fiscal 2011 (ended February 28, 2011) were favorably impacted by a reduction in pre-tax impairment and restructuring charges over the comparable period in the prior year when we incurred charges of $35,481,000, or $0.28 per share, primarily related to the previously reported Construction Services segment. Higher volumes across all of our operating segments, most notably in the Steel Processing and Pressure Cylinders operating segments, and an increased spread between average selling prices and the cost of steel also favorably impacted our results for the three months ended February 28, 2011.

Results for the second quarter of fiscal 2011 (ended November 30, 2010) were negatively impacted by higher SG&A expenses driven by a $2,500,000 bad debt credit in the comparable prior year period, the impact of acquisitions, and higher profit sharing and bonus expenses due to higher earnings during the three months ended November 30, 2010 versus the comparable quarter in the prior year.

Results for the first quarter of fiscal 2011 (ended August 31, 2010) were favorably impacted by higher volumes, most notably in the Steel Processing and Pressure Cylinders operating segments, and an increased spread between average selling prices and the cost of steel. The favorable impact of these items was offset by higher SG&A expenses due to the impact of acquisitions and increased profit sharing and bonus expenses as a result of higher earnings during the three months ended August 31, 2010 versus the comparable quarter in the prior year.

Results for the fourth quarter of fiscal 2010 (ended May 31, 2010) were favorably impacted by higher volumes in the Steel Processing and Pressure Cylinders operating segments, and improved spreads between average selling price and the cost of steel. Strong performance from our unconsolidated joint ventures also added to the favorable results during the fourth quarter of fiscal 2010.

Results for the third quarter of fiscal 2010 (ended February 28, 2010) were negatively impacted by pre-tax impairment and restructuring charges totaling $35,481,000, or $0.28 per share, primarily related to the previously reported Construction Services segment. The impairment charges within the then Construction Services segment included a write-off of goodwill of $24,651,000 and an additional $8,055,000 charge related to definitely-lived assets. During the third quarter of fiscal 2010, results were also negatively impacted by $4,855,000, or $0.04 per share, in charges and legal fees related to litigation with a former customer.

Results for the second quarter of fiscal 2010 (ended November 30, 2009) were negatively impacted by $2,122,000 of restructuring and other expense, and $2,703,000 of impairment of long-lived assets. The restructuring and other expense primarily related to previously announced plant closures in the Metal Framing operating segment and the impairment of long-lived assets related to certain assets of the Steel Packaging operating segment. The negative impact of these items, however, was largely offset by restructuring and other income of $4,783,000, which resulted from gains on the sale of our Metal Framing operations in Canada and on the sale of the remaining assets of the Louisville, Kentucky, Steel Processing facility. The results for the second quarter of fiscal 2010 were also favorably impacted by higher steel prices and operational improvements realized from efforts of the Transformation Plan.

Results for the first quarter of fiscal 2010 (ended August 31, 2009) were negatively impacted by $3,626,000 of restructuring and other expense, or $0.03 per diluted share. The restructuring and other expense primarily related to previously announced plant closures in the Metal Framing operating segment.

**Note T – Subsequent Events**

On June 29, 2011, our Board of Directors authorized the repurchase of up to an additional 10,000,000 of our outstanding common shares. The common shares available for repurchase under this authorization may be purchased from time to time, with consideration given to the market price of the common shares, the nature of other investment opportunities, cash flows from operations, general economic conditions and other appropriate factors. Repurchases may be made on the open market or through privately negotiated transactions. As discussed in "Note H – Equity," we also have 494,802 common shares available for repurchase under our share repurchase program announced on September 26, 2007.

On June 29, 2011, our Board of Directors also declared a quarterly dividend of $0.12 per share, which represents a $0.02 per share increase from the dividend declared in the fourth quarter of fiscal 2011. The dividend is payable on September 29, 2011, to shareholders of record as of September 15, 2011.

On July 1, 2011, we completed the acquisition of Bernz for cash consideration of approximately $51,000,000, which is subject to certain post-closing adjustments. The purchase price allocation for this acquisition will be recorded during the first quarter of fiscal 2012. Based on our preliminary valuation analysis, we expect to record working capital, property, plant and equipment, certain intangible assets, and certain assumed liabilities.

The purchase price included the settlement of an existing dispute with Bernz related to our early termination of a three-year supply contract in fiscal 2007, as more fully described in "Note E – Contingent Liabilities and Commitments." In accordance with the applicable accounting guidance, we will recognize the effective settlement of this dispute at fair value, with any difference between fair value and our recorded reserve recognized as a settlement gain or loss. Our assessment of fair value is incomplete as of the date of this filing.

## WORTHINGTON INDUSTRIES, INC. AND SUBSIDIARIES
## SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

| COL. A. | COL. B. | COL. C. | | COL. D. | COL. E. |
|---|---|---|---|---|---|
| | | Additions | | | |
| Description | Balance at Beginning of Period | Charged to Costs and Expenses | Charged to Other Accounts – Describe (B) | Deductions – Describe (C) | Balance at End of Period |
| Year Ended May 31, 2011: | | | | | |
| Deducted from asset accounts: Allowance for possible losses on trade accounts receivable | $ 5,752,000 | $ 1,236,000 | $ 106,000 | $ 2,732,000(D) | $ 4,150,000 |
| Year Ended May 31, 2010: | | | | | |
| Deducted from asset accounts: Allowance for possible losses on trade accounts receivable | $12,470,000 | $ (900,000)(A) | $ 29,000 | $ 5,847,000 | $ 5,752,000 |
| Year Ended May 31, 2009: | | | | | |
| Deducted from asset accounts: Allowance for possible losses on trade accounts receivable | $ 4,849,000 | $ 8,472,000 | $ 217,000 | $ 1,068,000 | $12,470,000 |

Note A – Net allowance reversal, adjusted through expense.
Note B – Miscellaneous amounts.
Note C – Uncollectable accounts charged to the allowance.
Note D – Includes $686,000 related to the deconsolidation of our metal framing business.

See accompanying Report of Independent Registered Public Accounting Firm.

## Item 9. — Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

## Item 9A. — Controls and Procedures

### *Evaluation of Disclosure Controls and Procedures*

We maintain disclosure controls and procedures [as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")] that are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management, with the participation of our principal executive officer and our principal financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report on Form 10-K (the fiscal year ended May 31, 2011). Based on that evaluation, our principal executive officer and our principal financial officer have concluded that such disclosure controls and procedures were effective at a reasonable assurance level as of the end of the fiscal year covered by this Annual Report on Form 10-K.

### *Changes in Internal Control Over Financial Reporting*

There were no changes in our internal control over financial reporting that occurred in the last fiscal quarter (the fiscal quarter ended May 31, 2011) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

### *Annual Report of Management on Internal Control Over Financial Reporting*

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Worthington Industries, Inc. and our consolidated subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of Worthington Industries, Inc. and our consolidated subsidiaries are being made only in accordance with authorizations of management and directors of Worthington Industries, Inc. and our consolidated subsidiaries, as appropriate; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Worthington Industries, Inc. and our consolidated subsidiaries that could have a material effect on the financial statements.

Management, with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of May 31, 2011, the end of our fiscal year. Management based its assessment on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. This assessment is supported by testing and monitoring performed under the direction of management.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

Based on the assessment of our internal control over financial reporting, management has concluded that our internal control over financial reporting was effective at a reasonable assurance level as of May 31, 2011. The results of management's assessment were reviewed with the Audit Committee of the Board of Directors of Worthington Industries, Inc.

Additionally, our independent registered public accounting firm, KPMG LLP, independently assessed the effectiveness of our internal control over financial reporting and issued the accompanying Report of Independent Registered Public Accounting Firm.

### *Report of Independent Registered Public Accounting Firm*

The Board of Directors and Shareholders
Worthington Industries, Inc.:

We have audited Worthington Industries, Inc.'s internal control over financial reporting as of May 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Worthington Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Annual Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Worthington Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Worthington Industries, Inc. and subsidiaries as of May 31, 2011 and 2010, and the related consolidated statements of earnings, equity, and cash flows for each of the years in the three-year period ended May 31, 2011, and our report dated August 1, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Columbus, Ohio
August 1, 2011

**Item 9B. — Other Information**

There is nothing to be reported under this Item 9B.

## PART III

### Item 10. — Directors, Executive Officers and Corporate Governance

#### Directors, Executive Officers and Persons Nominated or Chosen to Become Directors or Executive Officers

The information required by Item 401 of SEC Regulation S-K concerning the directors of Worthington Industries, Inc. ("Worthington Industries" or the "Registrant") and the nominees for re-election as directors of Worthington Industries at the Annual Meeting of Shareholders to be held on September 29, 2011 (the "2011 Annual Meeting") is incorporated herein by reference from the disclosure to be included under the caption "PROPOSAL 1: ELECTION OF DIRECTORS" in Worthington Industries' definitive Proxy Statement relating to the 2011 Annual Meeting ("Worthington Industries' Definitive 2011 Proxy Statement"), which will be filed pursuant to SEC Regulation 14A not later than 120 days after the end of Worthington Industries' fiscal 2011 (the fiscal year ended May 31, 2011).

The information required by Item 401 of SEC Regulation S-K concerning the executive officers of Worthington Industries is incorporated herein by reference from the disclosure included under the caption "Supplemental Item – Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K.

#### Compliance with Section 16(a) of the Exchange Act

The information required by Item 405 of SEC Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT – Section 16(a) Beneficial Ownership Reporting Compliance" in Worthington Industries' Definitive 2011 Proxy Statement.

#### Procedures by which Shareholders may Recommend Nominees to Worthington Industries' Board of Directors

Information concerning the procedures by which shareholders of Worthington Industries may recommend nominees to Worthington Industries' Board of Directors is incorporated herein by reference from the disclosure to be included under the captions "PROPOSAL 1: ELECTION OF DIRECTORS – Committees of the Board – Nominating and Governance Committee" and "CORPORATE GOVERNANCE – Nominating Procedures" in Worthington Industries' Definitive 2011 Proxy Statement. These procedures have not materially changed from those described in Worthington Industries' definitive Proxy Statement for the 2010 Annual Meeting of Shareholders held on September 30, 2010.

#### Audit Committee Matters

The information required by Items 407(d)(4) and 407(d)(5) of SEC Regulation S-K is incorporated herein by reference from the disclosure to be included under the captions "PROPOSAL 1: ELECTION OF DIRECTORS – Committees of the Board" and "PROPOSAL 1: ELECTION OF DIRECTORS – Committees of the Board – Audit Committee" in Worthington Industries' Definitive 2011 Proxy Statement.

#### Code of Conduct; Committee Charters; Corporate Governance Guidelines; Charter of Lead Independent Director

Worthington Industries' Board of Directors has adopted Charters for each of the Audit Committee, the Compensation and Stock Option Committee, the Executive Committee and the Nominating and Governance Committee as well as Corporate Governance Guidelines as contemplated by the applicable sections of the New York Stock Exchange Listed Company Manual. Worthington Industries' Board of Directors has also adopted a Charter of the Lead Independent Director of Worthington Industries' Board of Directors.

In accordance with the requirements of Section 303A.10 of the New York Stock Exchange Listed Company Manual, the Board of Directors of Worthington Industries has adopted a Code of Conduct covering the directors, officers and employees of Worthington Industries and its subsidiaries, including Worthington Industries' Chairman of the Board and Chief Executive Officer (the principal executive officer), Worthington Industries' Vice President and Chief Financial Officer (the principal financial officer) and Worthington Industries' Controller (the principal accounting officer). The Registrant will disclose the following events, if they occur, in a current report on Form 8-K to be filed with the SEC within the required four business days following their occurrence: (A) the date and nature of any amendment to a provision of Worthington Industries' Code of Conduct that (i) applies to Worthington Industries' principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, (ii) relates to any element of the "code of ethics" definition enumerated in Item 406(b) of SEC Regulation S-K, and (iii) is not a technical, administrative or other non-substantive amendment; and (B) a description of any waiver (including the nature of the waiver, the name of the person to whom the waiver was granted and the date of the waiver), including an implicit waiver, from a provision of the Code of Conduct granted to Worthington Industries' principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, that relates to one or more of the elements of the "code of ethics" definition set forth in Item 406(b) of SEC Regulation S-K. In addition, Worthington Industries will disclose any waivers from the provisions of the Code of Conduct granted to a director or executive officer of Worthington Industries in a current report on Form 8-K to be filed with the SEC within the required four business days following their occurrence.

The text of each of the Charter of the Audit Committee, the Charter of the Compensation and Stock Option Committee, the Charter of the Executive Committee, the Charter of the Nominating and Governance Committee, the Charter of the Lead Independent Director, the Corporate Governance Guidelines and the Code of Conduct is posted on the "Corporate Governance" page of the "Investor Relations" section of Worthington Industries' web site located at www.worthingtonindustries.com. In addition, a copy of the Code of Conduct was filed as Exhibit 14 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2009.

### Item 11. — Executive Compensation

The information required by Item 402 of SEC Regulation S-K is incorporated herein by reference from the disclosure to be included under the captions "EXECUTIVE COMPENSATION" and "COMPENSATION OF DIRECTORS" in Worthington Industries' Definitive 2011 Proxy Statement.

The information required by Item 407(e)(4) of SEC Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "CORPORATE GOVERNANCE – Compensation Committee Interlocks and Insider Participation" in Worthington Industries' Definitive 2011 Proxy Statement.

The information required by Item 407(e)(5) of SEC Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "EXECUTIVE COMPENSATION – Compensation Committee Report" in Worthington Industries' Definitive 2011 Proxy Statement.

### Item 12. — Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

#### Ownership of Common Shares of Worthington Industries

The information required by Item 403 of SEC Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in Worthington Industries' Definitive 2011 Proxy Statement.

### Equity Compensation Plan Information

The information required by Item 201(d) of SEC Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "EQUITY COMPENSATION PLAN INFORMATION" in Worthington Industries' Definitive 2011 Proxy Statement.

## Item 13. — Certain Relationships and Related Transactions, and Director Independence

### Certain Relationships and Related Person Transactions

The information required by Item 404 of SEC Regulation S-K is incorporated herein by reference from the disclosure in respect of John P. McConnell to be included under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and from the disclosure to be included under the caption "TRANSACTIONS WITH CERTAIN RELATED PERSONS" in Worthington Industries' Definitive 2011 Proxy Statement.

### Director Independence

The information required by Item 407(a) of SEC Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "CORPORATE GOVERNANCE – Director Independence" in Worthington Industries' Definitive 2011 Proxy Statement.

## Item 14. — Principal Accountant Fees and Services

The information required by this Item 14 is incorporated herein by reference from the disclosure to be included under the captions "AUDIT COMMITTEE MATTERS – Independent Registered Public Accounting Firm Fees" and "AUDIT COMMITTEE MATTERS – Pre-Approval of Services Performed by the Independent Registered Public Accounting Firm."

## PART IV

### Item 15. — Exhibits, Financial Statement Schedules

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

(1) Consolidated Financial Statements:

The consolidated financial statements (and report thereon) listed below are filed as a part of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm (KPMG LLP)
Consolidated Balance Sheets as of May 31, 2011 and 2010
Consolidated Statements of Earnings for the fiscal years ended May 31, 2011, 2010 and 2009
Consolidated Statements of Equity for the fiscal years ended May 31, 2011, 2010 and 2009
Consolidated Statements of Cash Flows for the fiscal years ended May 31, 2011, 2010 and 2009
Notes to Consolidated Financial Statements – fiscal years ended May 31, 2011, 2010 and 2009

(2) Financial Statement Schedule:

Schedule II – Valuation and Qualifying Accounts

All other financial statement schedules for which provision is made in the applicable accounting regulations of the SEC are omitted because they are not required or the required information has been presented in the aforementioned consolidated financial statements or notes thereto.

(3) Listing of Exhibits:

The exhibits listed on the "Index to Exhibits" beginning on page E-1 of this Annual Report on Form 10-K are filed with this Annual Report on Form 10-K or incorporated in this Annual Report on Form 10-K by reference as noted in the "Index to Exhibits." The "Index to Exhibits" specifically identifies each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Annual Report on Form 10-K or incorporated in this Annual Report on Form 10-K by reference.

(b) Exhibits: The exhibits listed on the "Index to Exhibits" beginning on page E-1 of this Annual Report on Form 10-K are filed with this Annual Report on Form 10-K or incorporated in this Annual Report on Form 10-K by reference as noted in the "Index to Exhibits."

(c) Financial Statement Schedule: The financial statement schedule listed in Item 15(a)(2) above is filed with this Annual Report on Form 10-K.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**WORTHINGTON INDUSTRIES, INC.**

Date: August 1, 2011

By: /s/ JOHN P. McCONNELL
John P. McConnell,
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

| SIGNATURE | DATE | TITLE |
|---|---|---|
| /s/ John P. McConnell<br>John P. McConnell | August 1, 2011 | Director, Chairman of the Board and Chief Executive Officer (Principal Executive Officer) |
| /s/ B. Andrew Rose<br>B. Andrew Rose | August 1, 2011 | Vice President and Chief Financial Officer (Principal Financial Officer) |
| /s/ Richard G. Welch<br>Richard G. Welch | August 1, 2011 | Controller<br>(Principal Accounting Officer) |
| *<br>Kerrii B. Anderson | * | Director |
| *<br>John B. Blystone | * | Director |
| *<br>Mark C. Davis | * | Director |
| *<br>Michael J. Endres | * | Director |
| *<br>Ozey K. Horton, Jr. | * | Director |
| *<br>Peter Karmanos, Jr. | * | Director |
| *<br>Carl A. Nelson, Jr. | * | Director |
| *<br>Sidney A. Ribeau | * | Director |
| *<br>Mary Schiavo | * | Director |

*The undersigned, by signing his name hereto, does hereby sign this report on behalf of each of the above-identified directors of the Registrant pursuant to powers of attorney executed by such directors, which powers of attorney are filed with this report as exhibits.

*By: /s/ John P. McConnell
John P. McConnell
Attorney-In-Fact

Date: August 1, 2011

[THIS PAGE INTENTIONALLY LEFT BLANK]

**INDEX TO EXHIBITS**

| Exhibit | Description | Location |
|---|---|---|
| 3.1 | Amended Articles of Incorporation of Worthington Industries, Inc., as filed with the Ohio Secretary of State on October 13, 1998 | Incorporated herein by reference to Exhibit 3(a) to the Quarterly Report on Form 10-Q of Worthington Industries, Inc., an Ohio corporation (the "Registrant"), for the quarterly period ended August 31, 1998 (SEC File No. 0-4016) |
| 3.2 | Code of Regulations of Worthington Industries, Inc., as amended through September 28, 2000 [for SEC reporting compliance purposes only] | Incorporated herein by reference to Exhibit 3(b) to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2000 (SEC File No. 1-8399) |
| 4.1 | $435,000,000 Second Amended and Restated Revolving Credit Agreement, dated as of September 29, 2005, among Worthington Industries, Inc., as Borrower; the Lenders party thereto; PNC Bank, National Association, as Issuing Lender, Swingline Lender and Administrative Agent; and The Bank of Nova Scotia, as Syndication Agent and Sole Bookrunner; with The Bank of Nova Scotia and PNC Capital Markets, Inc. serving as Joint Lead Arrangers, and U.S. Bank National Association, Wachovia Bank, National Association and Comerica Bank serving as Co-Documentation Agents | Incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated September 30, 2005 and filed with the SEC on the same date (SEC File No. 1-8399) |
| 4.2 | First Amendment to Credit Agreement, dated as of May 6, 2008, among Worthington Industries, Inc., as Borrower; the Lenders party thereto; and PNC Bank, National Association, as Administrative Agent for the Lenders | Incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated May 8, 2008 and filed with the SEC on the same date (SEC File No. 1-8399) |
| 4.3 | Note Purchase Agreement, dated December 17, 2004, between Worthington Industries, Inc. and Allstate Life Insurance Company, Connecticut General Life Insurance Company, United of Omaha Life Insurance Company and Principal Life Insurance Company | Incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated December 20, 2004 and filed with the SEC on December 21, 2004 (SEC File No. 1-8399) |
| 4.4 | Form of Floating Rate Senior Note due December 17, 2014 | Incorporated herein by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated December 20, 2004 and filed with the SEC on December 21, 2004 (SEC File No. 1-8399) |
| 4.5 | First Amendment to Note Purchase Agreement, dated as of December 19, 2006, between Worthington Industries, Inc. and the purchasers named therein regarding the Note Purchase Agreement, dated as of December 17, 2004, and the $100,000,000 Floating Rate Senior Notes due December 17, 2014 | Incorporated herein by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2006 (SEC File No. 1-8399) |

| | | |
|---|---|---|
| 4.6 | Indenture, dated as of April 13, 2010, between Worthington Industries, Inc. and U.S. Bank National Association, as Trustee | Incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated April 13, 2010 and filed with the SEC on the same date (SEC File No. 1-8399) |
| 4.7 | First Supplemental Indenture, dated as of April 13, 2010, between Worthington Industries, Inc. and U.S. Bank National Association, as Trustee | Incorporated herein by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated April 13, 2010 and filed with the SEC on the same date (SEC File No. 1-8399) |
| 4.8 | Form of 6.50% Global Note due April 15, 2020 (included in Exhibit 4.7) | Incorporated herein by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated April 13, 2010 and filed with the SEC on the same date (SEC File No. 1-8399) |
| 4.9 | Agreement to furnish instruments and agreements defining rights of holders of long-term debt | Filed herewith |
| 10.1 | Worthington Industries, Inc. Non-Qualified Deferred Compensation Plan effective March 1, 2000* | Incorporated herein by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2005 (SEC File No. 1-8399) |
| 10.2 | Worthington Industries, Inc. Amended and Restated 2005 Non-Qualified Deferred Compensation Plan (Restatement effective as of December 2008)* | Incorporated herein by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2008 (SEC File No. 1-8399) |
| 10.3 | Worthington Industries, Inc. Deferred Compensation Plan for Directors, as Amended and Restated, effective June 1, 2000* | Incorporated herein by reference to Exhibit 10(d) to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2000 (SEC File No. 1-8399) |
| 10.4 | Worthington Industries, Inc. Amended and Restated 2005 Deferred Compensation Plan for Directors (Restatement effective as of December 2008)* | Incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2008 (SEC File No. 1-8399) |
| 10.5 | Worthington Industries, Inc. 1990 Stock Option Plan, as amended* | Incorporated herein by reference to Exhibit 10(b) to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1999 (SEC File No. 0-4016) |
| 10.6 | Worthington Industries, Inc. Amended and Restated 1997 Long-Term Incentive Plan (amendment and restatement effective as of November 1, 2008)* | Incorporated herein by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2008 (SEC File No. 1-8399) |
| 10.7 | Form of Notice of Grant of Stock Options and Option Agreement for non-qualified stock options under the Worthington Industries, Inc. 1997 Long-Term Incentive Plan (now known as the Worthington Industries, Inc. Amended and Restated 1997 Long-Term Incentive Plan)* | Incorporated herein by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2010 (SEC File No. 1-8399) |

| | | |
|---|---|---|
| 10.8 | Form of Restricted Stock Award Agreement under the Worthington Industries, Inc. Amended and Restated 1997 Long-Term Incentive Plan entered into and to be entered into by Worthington Industries, Inc. in order to evidence the grant of restricted stock to employees of Worthington Industries, Inc.* | Incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2008 (SEC File No. 1-8399) |
| 10.9 | Form of Letter Evidencing Cash Performance Awards and Performance Share Awards Granted and to be Granted under the Worthington Industries, Inc. 1997 Long-Term Incentive Plan (now known as the Worthington Industries, Inc. Amended and Restated 1997 Long-Term Incentive Plan) – Targets for 3-Year Periods Ending on and after May 31, 2011* | Incorporated herein by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2010 (SEC File No. 1-8399) |
| 10.10 | Form of Restricted Stock Award Agreement entered into by Registrant in order to evidence the grant for 2011 effective as of June 30, 2011, of restricted common shares, which will vest in three years, pursuant to the Worthington Industries, Inc. Amended and Restated 1997 Long-Term Incentive Plan* | Incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated July 6, 2011 and filed with the SEC on the same date (SEC File No. 1-8399) |
| 10.11 | Form of Restricted Stock Award Agreement entered into by Registrant with each of B. Andrew Rose and Mark A. Russell in order to evidence the grant effective as of June 30, 2011 of 185,000 common shares pursuant to the Worthington Industries, Inc. Amended and Restated 1997 Long-Term Incentive Plan* | Incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated July 6, 2011 and filed with the SEC on the same date (SEC File No. 1-8399) |
| 10.12 | Worthington Industries, Inc. Amended and Restated 2000 Stock Option Plan for Non-Employee Directors (amendment and restatement effective as of November 1, 2008)* | Incorporated herein by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2008 (SEC File No. 1-8399) |
| 10.13 | Form of Non-Qualified Stock Option Agreement for Non-Employee Directors for non-qualified stock options granted under the Worthington Industries, Inc. 2000 Stock Option Plan for Non-Employee Directors (now known as the Worthington Industries, Inc. Amended and Restated 2000 Stock Option Plan for Non-Employee Directors) from and after September 25, 2003* | Incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2004 (SEC File No. 1-8399) |
| 10.14 | Worthington Industries, Inc. Amended and Restated 2003 Stock Option Plan (amendment and restatement effective November 1, 2008)* | Incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2008 (SEC File No. 1-8399) |

| | | |
|---|---|---|
| 10.15 | Form of Notice of Grant of Stock Options and Option Agreement for non-qualified stock options granted under the Worthington Industries, Inc. 2003 Stock Option Plan (now known as the Worthington Industries, Inc. Amended and Restated 2003 Stock Option Plan)* | Incorporated herein by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2010 (SEC File No. 1-8399) |
| 10.16 | Worthington Industries, Inc. Amended and Restated 2006 Equity Incentive Plan for Non-Employee Directors (amendment and restatement effective as of November 1, 2008)* | Incorporated herein by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2008 (SEC File No. 1-8399) |
| 10.17 | Form of Non-Qualified Stock Option and Award Agreement under the Worthington Industries, Inc. 2006 Equity Incentive Plan for Non-Employee Directors (now known as the Worthington Industries, Inc. Amended and Restated 2006 Equity Incentive Plan for Non-Employee Directors) entered into by Worthington Industries, Inc. in order to evidence the grant of non-qualified stock options to non-employee directors of Worthington Industries, Inc. on September 27, 2006 and September 26, 2007* | Incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated October 2, 2006 and filed with the SEC on the same date (SEC File No. 1-8399) |
| 10.18 | Form of Notice of Grant of Stock Options and Option Agreement under the Worthington Industries, Inc. 2006 Equity Incentive Plan for Non-Employee Directors (now known as the Worthington Industries, Inc. Amended and Restated 2006 Equity Incentive Plan for Non-Employee Directors) to evidence the grant of non-qualified stock options to non-employee directors of Worthington Industries, Inc. on and after September 24, 2008* | Incorporated herein by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2010 (SEC File No. 1-8399) |
| 10.19 | Form of Restricted Stock Award Agreement under the Worthington Industries, Inc. 2006 Equity Incentive Plan for Non-Employee Directors (now known as the Worthington Industries, Inc. Amended and Restated 2006 Equity Incentive Plan for Non-Employee Directors) entered into by Worthington Industries, Inc. in order to evidence the grant of restricted stock on September 27, 2006 and September 26, 2007 to non-employee directors of Worthington Industries, Inc.* | Incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated October 2, 2006 and filed with the SEC on the same date (SEC File No. 1-8399) |

| | | |
|---|---|---|
| 10.20 | Form of Restricted Stock Award Agreement under the Worthington Industries, Inc. 2006 Equity Incentive Plan for Non-Employee Directors (now known as the Worthington Industries, Inc. Amended and Restated 2006 Equity Incentive Plan for Non-Employee Directors) entered into by Worthington Industries, Inc. in order to evidence the grant of restricted stock to non-employee directors of Worthington Industries, Inc. on September 24, 2008 and to be entered into by Worthington Industries, Inc. in order to evidence future grants of restricted stock to non-employee directors of Worthington Industries, Inc.* | Incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2008 (SEC File No. 1-8399) |
| 10.21 | Worthington Industries, Inc. 2010 Stock Option Plan* | Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated October 5, 2010 and filed with the SEC on the same date (SEC File No. 1-8399) |
| 10.22 | Form of Non-Qualified Stock Option Award Agreement entered into by Registrant in order to evidence the grant of non-qualified stock options to executive officers of Registrant effective as of June 30, 2011 pursuant to the Worthington Industries, Inc. 2010 Stock Option Plan and to be entered into by Registrant in order to evidence future grants of non-qualified stock options to executive officers pursuant to the Worthington Industries, Inc. 2010 Stock Option Plan* | Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated July 6, 2011 and filed with the SEC on the same date (SEC File No. 1-8399) |
| 10.23 | Worthington Industries, Inc. Annual Incentive Plan for Executives (approved by shareholders on September 24, 2008)* | Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated September 30, 2008 and filed with the SEC on the same date (SEC File No. 1-8399) |
| 10.24 | Form of Letter Evidencing Cash Performance Bonus Awards Granted and to be Granted under the Worthington Industries, Inc. Annual Incentive Plan for Executives* | Incorporated herein by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2009 (SEC File No. 1-8399) |
| 10.25 | Receivables Purchase Agreement, dated as of November 30, 2000, among Worthington Receivables Corporation, as Seller, Worthington Industries, Inc., as Servicer, members of various purchaser groups from time to time party thereto and PNC Bank, National Association, as Administrator | Incorporated herein by reference to Exhibit 10(h)(i) to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2001 (SEC File No. 1-8399) |

| | | |
|---|---|---|
| 10.26 | Amendment No. 1 to Receivables Purchase Agreement, dated as of May 18, 2001, among Worthington Receivables Corporation, as Seller, Worthington Industries, Inc., as Servicer, members of various purchaser groups from time to time party thereto and PNC Bank, National Association, as Administrator | Incorporated herein by reference to Exhibit 10(h)(ii) to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2001 (SEC File No. 1-8399) |
| 10.27 | Amendment No. 2 to Receivables Purchase Agreement, dated as of May 31, 2004, among Worthington Receivables Corporation, as Seller, Worthington Industries, Inc., as Servicer, members of various purchaser groups from time to time party thereto and PNC Bank, National Association, as Administrator | Incorporated herein by reference to Exhibit 10(g)(x) to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2004 (File No. 1-8399) |
| 10.28 | Amendment No. 3 to Receivables Purchase Agreement, dated as of January 27, 2005, among Worthington Receivables Corporation, as Seller, Worthington Industries, Inc., as Servicer, the members of the various purchaser groups from time to time party thereto and PNC Bank, National Association, as Administrator | Incorporated herein by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2005 (SEC File No. 1-8399) |
| 10.29 | Amendment No. 4 to Receivables Purchase Agreement, dated as of January 25, 2008, among Worthington Receivables Corporation, as Seller, Worthington Industries, Inc., as Servicer, the members of the various purchaser groups from time to time party thereto and PNC Bank, National Association, as Administrator | Incorporated herein by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2008 (SEC File No. 1-8399) |
| 10.30 | Amendment No. 5 to Receivables Purchase Agreement, dated as of January 22, 2009, among Worthington Receivables Corporation, as Seller, Worthington Industries, Inc., as Servicer, the members of the various purchaser groups from time to time party thereto and PNC Bank, National Association, as Administrator | Incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2009 (SEC File No. 1-8399) |
| 10.31 | Amendment No. 6 to Receivables Purchase Agreement, dated as of April 30, 2009, among Worthington Receivables Corporation, as Seller, Worthington Industries, Inc., as Servicer, the members of the various purchaser groups from time to time party thereto and PNC Bank, National Association, as Administrator | Incorporated herein by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2009 (SEC File No. 1-8399) |
| 10.32 | Amendment No. 7 to Receivables Purchase Agreement, dated as of January 21, 2010, among Worthington Receivables Corporation, as Seller, Worthington Industries, Inc., as Servicer, the members of the various purchaser groups from time to time party thereto and PNC Bank, National Association, as Administrator | Incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2010 (SEC File No. 1-8399) |

| | | |
|---|---|---|
| 10.33 | Amendment No. 8 to Receivables Purchase Agreement, dated as of April 16, 2010, among Worthington Receivables Corporation, as Seller, Worthington Industries, Inc., as Servicer, the members of the various purchaser groups from time to time party thereto and PNC Bank, National Association, as Administrator | Incorporated herein by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2010 (SEC File No. 1-8399) |
| 10.34 | Amendment No. 9 to Receivables Purchase Agreement, dated as of January 20, 2011, among Worthington Receivables Corporation, as Seller, Worthington Industries, Inc., as Servicer, the members of the various purchaser groups from time to time party thereto and PNC Bank, National Association, as Administrator | Incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2011 (SEC File No. 1-8399) |
| 10.35 | Amendment No. 10 to Receivables Purchase Agreement, dated as of February 28, 2011, among Worthington Receivables Corporation, as Seller, Worthington Industries, Inc., as Servicer, the members of the various purchaser groups from time to time party thereto and PNC Bank, National Association, as Administrator | Incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2011 (SEC File No. 1-8399) |
| 10.36 | Amendment No. 11 to Receivables Purchase Agreement, dated as of May 6, 2011, among Worthington Receivables Corporation, as Seller, Worthington Industries, Inc., as Servicer, the members of the various purchaser groups from time to time party thereto and PNC Bank, National Association, as Administrator | Filed herewith |
| 10.37 | Purchase and Sale Agreement, dated as of November 30, 2000, between the various originators listed therein and Worthington Receivables Corporation | Incorporated herein by reference to Exhibit 10(h)(iii) to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2001 (SEC File No. 1-8399) |
| 10.38 | Amendment No. 1, dated as of May 18, 2001, to Purchase and Sale Agreement, dated as of November 30, 2000, between the various originators listed therein and Worthington Receivables Corporation | Incorporated herein by reference to Exhibit 10(h)(iv) to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2001 (File No. 1-8399) |
| 10.39 | Amendment No. 2, dated as of August 25, 2006, to Purchase and Sale Agreement, dated as of November 30, 2000, between the various originators listed therein and Worthington Receivables Corporation | Incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2006 (SEC File No. 1-8399) |
| 10.40 | Amendment No. 3, dated as of October 1, 2008, to Purchase and Sale Agreement, dated as of November 30, 2000, among the various originators listed therein, Worthington Taylor, Inc. and Worthington Receivables Corporation | Incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2011 (SEC File No. 1-8399) |

| | | |
|---|---|---|
| 10.41 | Amendment No. 4, dated as of February 28, 2011, to Purchase and Sale Agreement, dated as of November 30, 2000, among the various originators listed therein, Dietrich Industries, Inc. and Worthington Receivables Corporation | Incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2011 (SEC File No. 1-8399) |
| 10.42 | Amendment No. 5, dated as of May 6, 2011, to Purchase and Sale Agreement, dated as of November 30, 2000, among the various originators listed therein, The Gerstenslager Company and Worthington Receivables Corporation | Filed herewith |
| 10.43 | Summary of Cash Compensation for Directors of Worthington Industries, Inc., effective June 1, 2006 through August 31, 2011* | Incorporated herein by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2006 (SEC File No. 1-8399) |
| 10.44 | Summary of Cash Compensation for Directors of Worthington Industries, Inc., approved June 29, 2011 and effective September, 2011* | Filed herewith |
| 10.45 | Summary of Annual Base Salaries Approved for Named Executive Officers of Worthington Industries, Inc.* | Filed herewith |
| 10.46 | Summary of Annual Cash Performance Bonus Awards, Long-Term Performance Awards and Stock Options granted in Fiscal 2011 for Named Executive Officers* | Incorporated herein by reference to Exhibit 10.37 to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2010 (SEC File No. 1-8399) |
| 10.47 | Summary of Annual Cash Performance Bonus Awards, Long-Term Performance Awards, Stock Options and Restricted Awards granted in Fiscal 2012 for Named Executive Officers* | Filed herewith |
| 10.48 | Form of Indemnification Agreement entered into between Worthington Industries, Inc. and each director of Worthington Industries, Inc.* | Incorporated herein by reference to Exhibit 10.32 to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2008 (SEC File No. 1-8399) |
| 10.49 | Form of Indemnification Agreement entered into between Worthington Industries, Inc. and each executive officer of Worthington Industries, Inc.* | Incorporated herein by reference to Exhibit 10.33 to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2008 (SEC File No. 1-8399) |
| 14 | Worthington Industries, Inc. Code of Conduct | Incorporated herein by reference to Exhibit 14 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2009 (SEC File No. 1-8399) |
| 21 | Subsidiaries of Worthington Industries, Inc. | Filed herewith |
| 23.1 | Consent of Independent Registered Public Accounting Firm (KPMG LLP) | Filed herewith |

| | | |
|---|---|---|
| 23.2 | Consent of Independent Auditor (KPMG LLP) with respect to consolidated financial statements of Worthington Armstrong Venture | Filed herewith |
| 24 | Powers of Attorney of Directors and Executive Officers of Worthington Industries, Inc. | Filed herewith |
| 31.1 | Rule 13a - 14(a) / 15d - 14(a) Certifications (Principal Executive Officer) | Filed herewith |
| 31.2 | Rule 13a - 14(a) / 15d - 14(a) Certifications (Principal Financial Officer) | Filed herewith |
| 32.1 | Section 1350 Certifications of Principal Executive Officer | Furnished herewith |
| 32.2 | Section 1350 Certifications of Principal Financial Officer | Furnished herewith |
| 99.1 | Worthington Armstrong Venture Consolidated Financial Statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 | Filed herewith |
| 101.INS | XBRL Instance Document | Submitted electronically herewith # |
| 101.SCH | XBRL Taxonomy Extension Schema Document | Submitted electronically herewith # |
| 101.CAL | XBRL Taxonomy Extension Calculation Linkbase Document | Submitted electronically herewith # |
| 101.DEF | XBRL Taxonomy Definition Linkbase Document | Submitted electronically herewith # |
| 101.LAB | XBRL Taxonomy Extension Label Linkbase Document | Submitted electronically herewith # |
| 101.PRE | XBRL Taxonomy Extension Presentation Linkbase Document | Submitted electronically herewith # |

* Indicates management contract or compensatory plan or arrangement.

# Attached as Exhibit 101 to this Annual Report on Form 10-K for the fiscal year ended May 31, 2011 of Worthington Industries, Inc. are the following documents formatted in XBRL (eXtensible Business Reporting Language):

(i) Consolidated Balance Sheets at May 31, 2011 and 2010;

(ii) Consolidated Statements of Earnings for the fiscal years ended May 31, 2011, 2010 and 2009;

(iii) Consolidated Statements of Equity for the fiscal years ended May 31, 2011, 2010 and 2009;

(iv) Consolidated Statements of Cash Flows for the fiscal years ended May 31, 2011, 2010 and 2009; and

(v) Notes to Consolidated Financial Statements – fiscal years ended May 31, 2011, 2010 and 2009.

In accordance with Rule 406T of Regulation S-T, the XBRL related documents in Exhibit 101 to this Annual Report on Form 10-K for the fiscal year ended May 31, 2011 are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended; are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended; and otherwise are not subject to liability under these Sections.

[THIS PAGE INTENTIONALLY LEFT BLANK]

# INVESTOR INFORMATION

### Inquiries

Questions regarding dividend checks, dividend reinvestment, lost certificates, change of address or consolidation of accounts should be directed to the transfer agent and regaistrar for Worthington Industries, Inc.'s common shares:

**Wells Fargo Shareowner Services**
P.O. Box 64874
St. Paul, MN 55164-0874

**Courier:**
**Wells Fargo Shareowner Services**
161 North Concord Exchange
South St. Paul, MN 55075-1139

Phone: 800.468.9716
Phone outside the U.S.: 651.450.4064
Fax: 651.450.4085

General Inquiries:
**https://www.wellsfargo.com/com/shareowner_services**

Account Information: **www.shareowneronline.com**

Securities analysts and investors should contact the Investor Relations Department of Worthington Industries, Inc. at 614.438.3077 or **investors@worthingtonindustries.com**

### Web Site

WorthingtonIndustries.com

### Dividend Reinvestment Plan

Registered shareholders may participate in the dividend reinvestment and stock purchase plan. The plan is a convenient method for shareholders to increase their investment in the company without paying brokerage commissions or service charges. A prospectus describing the plan and an authorization card may be obtained by calling Wells Fargo Shareowner Services at 800.468.9716.

# CORPORATE OFFICERS AND DIRECTORS

### Corporate Officers

**John P. McConnell**
Chairman of the Board &
Chief Executive Officer
Director, 1975
*Member of the Executive Committee*

**George P. Stoe**
President & Chief Operating Officer, 2003

**B. Andrew Rose**
Vice President & Chief Financial Officer, 2008

**Ralph V. Roberts**
Senior Vice President–Marketing, 1973
President, Worthington Global Group

**Virgil L. Winland**
Senior Vice President–Manufacturing, 1971

**Dale T. Brinkman**
Vice President–Administration,
General Counsel & Secretary, 1982

**Matthew A. Lockard**
Vice President–Corporate Development & Treasurer, 1994

**Catherine M. Lyttle**
Vice President–Communications & Investor Relations, 1999

**Geoffrey G. Gilmore**
Vice President–Purchasing, 1998

**Robert J. Richardson**
Chief Information Officer, 2005

**Eric M. Smolenski**
Vice President–Human Resources, 1994

**Richard G. Welch**
Controller, 1999

### Subsidiary Officers

**Mark A. Russell**
President, 2007
The Worthington Steel Company

**Andrew J. Billman**
President, 1991
Worthington Cylinder Corporation

### Outside Directors

**John B. Blystone**
Retired Chairman, President &
Chief Executive Officer,
SPX Corporation
Lead Director, 1997
*Member of the Executive, and Compensation and Stock Option Committees*

**Kerrii B. Anderson**
Private Investor and Professional Board Advisor
Director, 2010
*Member of the Audit, and Compensation and Stock Option Committees*

**Mark C. Davis**
Private Investor and Co-Chair,
Lank Acquisition Corp.
Director, 2011
*Member of the Nominating and Governance Committee*

**Michael J. Endres**
Partner, Stonehenge Financial Holdings, Inc.
Director, 1999
*Member of the Executive, Audit, and Compensation and Stock Option Committees*

**Ozey K. Horton, Jr.**
Independent Advisor and Director Emeritus, McKinsey & Company
Director, 2011

**Peter Karmanos, Jr.**
Executive Chairman of the Board and Founder, Compuware Corporation
Director, 1997
*Member of the Executive, Compensation and Stock Option, and Nominating and Governance Committees*

**Carl A. Nelson, Jr.**
Independent Business Consultant
Director, 2004
*Member of the Executive, and Audit Committees*

**Sidney A. Ribeau**
President, Howard University
Director, 2000
*Member of the Audit, and Nominating and Governance Committees*

**Mary Schiavo**
Partner, Motley Rice LLC
Director, 1998
*Member of the Audit, and Nominating and Governance Committees*

*Note: Year listed indicates initial year of affiliation with Worthington Industries, Inc. and its subsidiaries*



WORTHINGTON
INDUSTRIES

Worthington Industries, Inc., based in Columbus, Ohio, through its subsidiaries and joint ventures, operated 73 facilities in 11 countries and employed approximately 8,000 people as of August 1, 2011.

## STEEL PROCESSING

Decatur, Alabama
Los Angeles, California
Porter, Indiana
Baltimore, Maryland
Detroit, Michigan
Cleveland, Ohio
Columbus, Ohio
Delta, Ohio
Middletown, Ohio
Monroe, Ohio
Vonore, Tennessee

## PRESSURE CYLINDERS

Pomona, California
New Albany, Mississippi
Columbus, Ohio
Jefferson, Ohio
Westerville, Ohio
Medina, New York
Winston Salem, North Carolina
Chilton, Wisconsin
Kienberg, Austria
Tilbury, Ontario, Canada
Hustopece, Czech Republic
Vale De Cambra, Portugal

## OTHER

**Vinyl Corp.**
Miami, Florida

**Worthington Global Group, LLC**
Akron, Ohio
Cleveland, Ohio
Franklin, Tennessee

**Worthington Steelpac Systems, LLC**
Greensburg, Indiana
North Lewisburg, Ohio
York, Pennsylvania

## JOINT VENTURES

**ArtiFlex Manufacturing, LLC**
Frankfort, Kentucky
Clyde, Ohio
Wooster, Ohio
Grand Rapids, Michigan
Walker, Michigan

**ClarkWestern Dietrich Building Systems LLC**
Riverside, California
Sacramento, California
Bristol, Connecticut
Dade City, Florida
McDonough, Georgia
Kapolei, Hawaii
Rochelle, Illinois
Lenexa, Kansas
Baltimore, Maryland
Warren, Ohio (two locations)
Baytown, Texas
Dallas, Texas

**LEFCO Worthington, LLC**
Cleveland, Ohio

**Samuel Steel Pickling Company**
Cleveland, Ohio
Twinsburg, Ohio

**Serviacero Planos, S. de R.L. de C.V.**
Leon, Mexico
Monterrey, Mexico
Queretaro, Mexico

**Spartan Steel Coating, LLC**
Monroe, Michigan

**TWB Company, LLC**
Prattville, Alabama
Monroe, Michigan
Hermosillo, Mexico
Puebla, Mexico
Ramos Arizpe, Mexico

**Worthington Armstrong Venture (WAVE)**
Aberdeen, Maryland
Benton Harbor, Michigan
North Las Vegas, Nevada
Qingpu, Shanghai, China
Prouvy, France
Marval, Pune, India
Madrid, Spain
Team Valley, United Kingdom

**Worthington Modern Steel Framing Manufacturing Co., Ltd.**
Xiantao City, Hubei Province, China

**Worthington Nitin Cylinders Limited**
Visakhapatnam, Mumbai, India

**Worthington Specialty Processing (WSP)**
Canton, Michigan
Jackson, Michigan
Taylor, Michigan

---

**Worthington Industries, Inc.**
200 Old Wilson Bridge Road
Columbus, Ohio 43085
614.438.3210

WorthingtonIndustries.com
NYSE: **WOR**


FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C101537



**WORTHINGTON**
INDUSTRIES

200 Old Wilson Bridge Road
Columbus, OH 43085

August 18, 2011

Dear Fellow Shareholders:

On behalf of the Board of Directors and employees of Worthington Industries, Inc. (the "Company"), I cordially invite all shareholders to be present at the 2011 Annual Meeting of Shareholders (the "Annual Meeting") of the Company to be held on Thursday, September 29, 2011, at Worthington Industries Headquarters, 200 Old Wilson Bridge Road, Columbus, Ohio 43085, beginning at 2:00 p.m., Eastern Daylight Time.

Details of the business to be conducted at the Annual Meeting are provided in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, which you are urged to read carefully. The Company's 2011 Annual Report to Shareholders is also being delivered to you and provides additional information regarding the financial results of the Company for the fiscal year ended May 31, 2011. If you were a shareholder of record at the close of business on August 4, 2011, you are entitled to vote in person or by proxy at the Annual Meeting.

It is important that your common shares be voted on matters that come before the Annual Meeting. Whether or not you plan to attend the Annual Meeting, I urge you to participate by completing, signing, dating and returning your proxy card in the envelope provided. The prompt return of your proxy card will help ensure that as many common shares as possible are represented at the Annual Meeting. Alternatively, registered shareholders may transmit voting instructions for their common shares electronically through the Internet or by telephone by following the simple instructions on the proxy card. For those shareholders unable to attend the Annual Meeting, a live audio web cast will be available via Internet link at www.worthingtonindustries.com.

Your continuing interest in our Company is greatly appreciated.

Sincerely,

JOHN P. McCONNELL
Chairman of the Board and Chief Executive Officer

**WORTHINGTON INDUSTRIES, INC.**
**NOTICE OF ANNUAL MEETING OF SHAREHOLDERS**

**TO OUR SHAREHOLDERS:**

Notice is hereby given that the Annual Meeting of Shareholders (the "Annual Meeting") of Worthington Industries, Inc. (the "Company") will be held at 2:00 p.m., Eastern Daylight Time, on Thursday, September 29, 2011, at Worthington Industries Headquarters located at 200 Old Wilson Bridge Road, Columbus, Ohio 43085. For those shareholders unable to attend in person, a live audio web cast will be available via Internet link at www.worthingtonindustries.com. The Annual Meeting is being held for the following purposes:

(1) To elect four directors, each to serve for a term of three years to expire at the 2014 Annual Meeting of Shareholders;

(2) To approve the advisory resolution on executive compensation;

(3) To conduct an advisory vote on the frequency of future advisory votes on executive compensation;

(4) To approve the First Amendment to the Worthington Industries, Inc. Amended and Restated 2006 Equity Incentive Plan for Non-Employee Directors;

(5) To ratify the selection of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending May 31, 2012; and

(6) To transact any other business which properly comes before the Annual Meeting.

Your Board of Directors recommends that you vote ***"FOR"*** the election of each of the four director nominees listed in the Company's Proxy Statement for the Annual Meeting under the caption "PROPOSAL 1: ELECTION OF DIRECTORS"; ***"FOR"*** the approval of the advisory resolution on executive compensation; to conduct future advisory votes on executive compensation "EVERY 1 YEAR;" ***"FOR"*** the approval the First Amendment to the Worthington Industries, Inc. Amended and Restated 2006 Equity Incentive Plan for Non-Employee Directors; and ***"FOR"*** the ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending May 31, 2012.

If you were a shareholder of record, as shown by the transfer books of the Company, at the close of business on August 4, 2011, you will be entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment of the Annual Meeting. A copy of the Company's 2011 Annual Report to Shareholders accompanies this Notice.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ACCOMPANYING PROXY CARD AND RETURN IT IN THE POSTAGE-PAID ENVELOPE PROVIDED AS PROMPTLY AS POSSIBLE. ALTERNATIVELY, REFER TO THE INSTRUCTIONS ON THE PROXY CARD FOR DETAILS ABOUT TRANSMITTING YOUR VOTING INSTRUCTIONS ELECTRONICALLY VIA THE INTERNET OR BY TELEPHONE. Returning the proxy card or transmitting your voting instructions electronically does not deprive you of your right to attend the Annual Meeting and to vote your common shares in person in respect of the matters to be acted upon at the Annual Meeting.

By Order of the Board of Directors,



Dale T. Brinkman
*Secretary*

Columbus, Ohio
August 18, 2011

***To obtain directions to attend the Annual Meeting and vote in person, please call Kim Bertino of the Worthington Industries Investor Relations Department at (614) 840-4082***

# PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS OF WORTHINGTON INDUSTRIES, INC.

**To Be Held on Thursday, September 29, 2011**

---

## TABLE OF CONTENTS

# WORTHINGTON INDUSTRIES, INC.

**200 Old Wilson Bridge Road**
**Columbus, Ohio 43085**
**(614) 438-3210**
**www.worthingtonindustries.com**

---

## PROXY STATEMENT

**Dated: August 18, 2011**

## FOR THE ANNUAL MEETING OF SHAREHOLDERS

**To Be Held On September 29, 2011**

---

### GENERAL INFORMATION ABOUT VOTING

This Proxy Statement, along with the accompanying proxy card, is being furnished to shareholders of Worthington Industries, Inc. (the "Company") in connection with the solicitation of proxies, on behalf of the Board of Directors of the Company (the "Board"), for use at the Annual Meeting of Shareholders (the "Annual Meeting") to be held on Thursday, September 29, 2011, at 2:00 p.m., Eastern Daylight Time. The Annual Meeting will be held at Worthington Industries Headquarters located at 200 Old Wilson Bridge Road, Columbus, Ohio 43085. This Proxy Statement summarizes information you will need in order to vote.

As used in this Proxy Statement, the term "Company" means Worthington Industries, Inc. or, where appropriate, Worthington Industries, Inc. and its subsidiaries. The term "common shares" means the Company's common shares, without par value. Other than common shares, there are no voting securities of the Company outstanding.

**Voting at the Annual Meeting**

Only shareholders of record at the close of business on August 4, 2011 (the "Record Date") are entitled to receive notice of, and to vote at, the Annual Meeting. The Company is first sending or giving this Proxy Statement and the accompanying proxy card to those shareholders on or about August 18, 2011. The total number of issued and outstanding common shares on the Record Date entitled to vote at the Annual Meeting was 72,617,438. Each shareholder is entitled to one vote on each matter voted upon at the Annual Meeting for each common share held. Shareholders do not have cumulative voting rights in the election of directors.

To ensure that your common shares will be voted at the Annual Meeting, please complete, sign, date and promptly return the accompanying proxy card. A return envelope, which requires no postage if mailed in the United States, has been provided for your use. Alternatively, you may transmit voting instructions electronically via the Internet or by using the toll-free telephone number stated on the proxy card. The deadline for transmitting voting instructions electronically via the Internet or telephonically is 11:59 p.m., Eastern Daylight Time, on September 28, 2011. The Internet and telephone voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions, and to confirm that shareholders' voting instructions have been properly recorded. If you vote through the Internet or by telephone, you should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and/or telephone companies, that will be borne by you.

Those common shares represented by properly executed proxy cards that are received prior to the Annual Meeting and not revoked, or by properly authenticated voting instructions transmitted electronically via the Internet or by telephone prior to the deadline for transmitting those instructions and not revoked, will be voted as directed by the shareholders. The common shares represented by all valid forms of proxy received prior to the Annual Meeting which do not specify how the common shares should be voted will be voted as recommended by the Board, as follows: ***"FOR"*** the ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending May 31, 2012; and, except in the case of broker non-votes: (a) ***"FOR"*** each of the four director nominees listed below under the caption "PROPOSAL 1: ELECTION OF DIRECTORS"; (b) ***"FOR"*** the approval of the advisory resolution on executive compensation, as described in "PROPOSAL 2: ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION"; (c) to conduct future advisory votes on executive compensation **"EVERY 1 YEAR"**, as described in "PROPOSAL 3: ADVISORY VOTE ON FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION"; and (d) ***"FOR"*** the approval of the First Amendment to the Worthington Industries, Inc. Amended and Restated 2006 Equity Incentive Plan for Non-Employee Directors, as described in "PROPOSAL 4: APPROVAL OF FIRST AMENDMENT TO THE WORTHINGTON INDUSTRIES, INC. AMENDED AND RESTATED 2006 EQUITY INCENTIVE PLAN FOR NON-EMPLOYEE DIRECTORS". No appraisal rights exist for any action proposed by the Company to be taken at the Annual Meeting.

**Voting of Common Shares Held in "Street Name"**

Under the applicable sections of the New York Stock Exchange ("NYSE") Listed Company Manual (the "NYSE Rules"), the ratification of the selection of the Company's independent registered public accounting firm is considered a "routine" item upon which broker/dealers, who hold their clients' common shares in "street name" may vote the common shares in their discretion on behalf of their clients if those clients have not furnished voting instructions within the required time frame before the Annual Meeting.

Under applicable NYSE Rules, the uncontested election of directors: the approval of the advisory resolution on executive compensation; the approval of the advisory vote on frequency of future advisory votes on executive compensation; and the approval of the First Amendment to the Worthington Industries, Inc. Amended and Restated 2006 Equity Incentive Plan for Non-Employee Directors are not considered "routine" items and broker/dealers may not vote on any non-routine item without voting instructions from their clients. A "broker non-vote" occurs when a broker/dealer, who holds its client's common shares in "street name," signs and submits a form of proxy for such common shares and fails to vote such common shares on a non-routine matter for which the client does not provide any voting instructions. Accordingly, if your common shares are held in street name and you do not provide voting instructions to your broker/dealer as to how to vote on these matters, your common shares will not be voted on any proposals on which your broker does not have discretionary authority to vote.

**Solicitation of Proxies**

Although the Company is soliciting proxies by mailing the proxy materials to shareholders, proxies may be solicited by directors, officers and employees of the Company by additional mailings, personal contact, telephone, electronic mail, facsimile or telegraph without additional compensation. In addition, the Company has retained Broadridge Financial Solutions (formerly ADP), located in Edgewood, New York, to aid in the solicitation of proxies with respect to common shares held by broker/dealers, financial institutions and other custodians, fiduciaries and nominees, for a fee of approximately $17,000, plus out-of-pocket expenses. The Company will reimburse Broadridge Financial Solutions, as well as broker/dealers, financial institutions and other custodians, fiduciaries and nominees, who are record holders of common shares not beneficially owned by them, for their reasonable costs in forwarding proxy materials to the beneficial owners of the common shares entitled to vote at the Annual Meeting. The Company will bear the costs of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy card and any other related materials, as well as all other costs incurred in connection with the solicitation of proxies on behalf of the Board, other than the Internet access fees and telephone service fees described above.

**Right to Revoke Proxy**

If you are a registered shareholder, you may revoke your proxy at any time before it is actually voted at the Annual Meeting by giving written notice of revocation to the Secretary of the Company, by accessing the Internet site or using the toll-free number stated on the proxy card prior to the deadline for transmitting voting instructions electronically and telephonically and electing revocation as instructed or by attending the Annual Meeting and giving notice of revocation in person. You may also change your vote by choosing one of the following options: executing and returning to the Company a later-dated proxy card prior to or at the Annual Meeting; voting in person at the Annual Meeting; submitting a later-dated electronic vote through the designated Internet site prior to the deadline for transmitting voting instructions electronically; or voting by telephone at a later date using the toll-free telephone number stated on the proxy card prior to the deadline for transmitting voting instructions telephonically. **Attending the Annual Meeting will not, by itself, revoke your previously-appointed proxy.**

**Quorum and Tabulation of Voting Results**

The results of shareholder voting will be tabulated by the inspector of election appointed by the Board for the Annual Meeting. A quorum for the Annual Meeting is one-third of the outstanding common shares entitled to vote at the Annual Meeting. Common shares represented by properly-executed proxy cards returned to the Company prior to the Annual Meeting or represented by properly-authenticated electronic votes recorded through the Internet or by telephone will be counted toward the establishment of a quorum for the Annual Meeting.

## NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders of Worthington Industries, Inc. to be Held on September 29, 2011:** This Proxy Statement, the Notice of Annual Meeting of Shareholders and the Company's 2011 Annual Report to Shareholders are available at www.proxyvote.com.

To obtain directions to attend the Annual Meeting and vote in person, please call Kim Bertino of the Worthington Industries Investor Relations Department, at (614) 840-4082.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table furnishes as of the Record Date (unless otherwise noted below), with respect to each person known to the Company to be the beneficial owner of more than 5% of the outstanding common shares of the Company, the name and address of such owner and the number and percentage of common shares beneficially owned (as determined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")).

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership | | Percent of Outstanding Common Shares (1) |
|---|---|---|---|
| John P. McConnell<br>200 Old Wilson Bridge Road<br>Columbus, OH 43085 | 18,155,487 | (2) | 24.7% |
| BlackRock, Inc.<br>40 East 52nd Street<br>New York, NY 10022 | 4,538,476 | (3) | 6.1% |

---

(1) The "Percent of Outstanding Common Shares" is based on the sum of 72,617,438 common shares outstanding on the Record Date and the number of common shares, if any, as to which the named person has the right to acquire beneficial ownership upon the exercise of options which are currently exercisable or which will first become exercisable within 60 days after the Record Date (collectively, "Currently Exercisable Options").

(2) Includes 12,415,982 common shares held of record by JDEL, Inc. ("JDEL"), a Delaware corporation. JDEL is a wholly-owned subsidiary of JMAC, Inc. ("JMAC"), a private investment company substantially owned, directly or indirectly, by Mr. McConnell and members of his family. The directors of JDEL have granted Mr. McConnell sole voting and dispositive power with respect to these 12,415,982 common shares. JDEL has the right to receive the dividends from and the proceeds from the sale of such 12,415,982 common shares. Includes 2,428,312 common shares held of record by an independent corporate trustee in trust for the benefit of Mr. McConnell and his sister. The independent corporate trustee has voting and dispositive power; however, the independent corporate trustee's investment decisions are subject to the prior approval or disapproval of Mr. McConnell, and accordingly Mr. McConnell may be deemed to "share" dispositive power with the independent corporate trustee. Mr. McConnell has the right to change the trustee; however, any successor trustee appointed by Mr. McConnell must be an independent corporate trustee. Includes 80,239 common shares held by Mr. McConnell as custodian for the benefit of his four children. Includes 3,390 common shares held by Mr. McConnell's wife as custodian for the benefit of her son. Includes 123,000 common shares held by The McConnell Educational Foundation for the benefit of third parties, of which Mr. McConnell is one of three trustees and shares voting and dispositive power. Mr. McConnell disclaims beneficial ownership of these 123,000 common shares. Includes 118,000 common shares held by The McConnell Family Trust of which Mr. McConnell is co-trustee and has sole voting and dispositive power. Includes 255,875 common shares held by the Margaret R. McConnell Trust f/b/o Margaret Kollis of which Mr. McConnell is trustee and has sole voting and dispositive power. Includes 442,600 common shares held by Mr. McConnell in his capacity as co-executor of the Estate of John H. McConnell. Mr. McConnell holds shared voting and investment power over such 442,600 common shares. Also includes 1,032,000 common shares subject to Currently Exercisable Options and 20,000 restricted common shares awarded effective June 30, 2011 which will vest on June 30, 2014, subject to the terms of the restricted share awards. See footnote (22) to the following table for more information on the restricted common shares. As of August 4, 2011, an aggregate of 13,457,566 common shares held by JDEL, the Estate of John H. McConnell and Mr. McConnell had been pledged as security to various financial institutions, in connection with both investment and personal loans.

(3) Information is based on Amendment No. 1 to Schedule 13G (the "BlackRock Schedule 13G Amendment") filed with the SEC on February 9, 2011 by BlackRock, Inc. ("BlackRock"). With respect to the 4,538,476

common shares reported to be beneficially owned at December 31, 2010, BlackRock reported sole voting power and sole dispositive power as to all 4,538,476 common shares.

The following table furnishes the number and percentage of outstanding common shares beneficially owned (as determined under Rule 13d-3 under the Exchange Act) by: (a) each current director of the Company; (b) each of the Company's director nominees; (c) each individual named in the "Fiscal 2011 Summary Compensation Table" (the "named executive officers" or "NEOs"); and (d) all current directors and executive officers of the Company as a group, in each case as of the Record Date. The address of each of the current executive officers and directors of the Company is c/o Worthington Industries, Inc., 200 Old Wilson Bridge Road, Columbus, Ohio 43085.

| | AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP (1) | | | |
|---|---|---|---|---|
| **Name of Beneficial Owner** | **Number of Common Shares Presently Held and Which Can Be Acquired Upon Exercise of Currently Exercisable Options** | | **Percent of Outstanding Common Shares (2)** | **Theoretical Common Shares Credited to Accounts in the Company's Deferred Compensation Plans (3)** |
| Kerrii B. Anderson | 18,086 | (4)(5) | * | -- |
| John B. Blystone | 92,630 | (5)(6) | * | -- |
| Mark C. Davis | 1,450 | (7) | * | -- |
| Michael J. Endres | 130,300 | (5)(8) | * | 41,280 |
| Harry A. Goussetis (9) | 177,653 | (10) | * | 10,480 |
| Ozey K. Horton, Jr. | 825 | (11) | * | -- |
| Peter Karmanos, Jr. | 118,200 | (5)(12) | * | 54,392 |
| John P. McConnell (9) | 18,155,487 | (13) | 24.7% | -- |
| Carl A. Nelson, Jr. | 66,200 | (5)(14) | * | -- |
| Sidney A. Ribeau | 68,200 | (5)(15) | * | 14,318 |
| B. Andrew Rose (9) | 315,533 | (16) | * | -- |
| Mark A. Russell (9) | 353,653 | (17) | * | 125,162 |
| Mary Schiavo | 72,211 | (5)(18) | * | 3,943 |
| George P. Stoe (9) | 291,157 | (19) | * | 61,345 |
| All Current Directors and Executive Officers as a Group (20 people) | 20,454,598 | (20) (21) (22) | 28.1% | 314,931 |

* Denotes ownership of less than 1% of the outstanding common shares.

(1) Except as otherwise indicated by footnote, each named beneficial owner has sole voting power and sole dispositive power over the listed common shares or shares such power with his or her spouse.

(2) The "Percent of Outstanding Common Shares" is based on the sum of (a) 72,617,438 common shares outstanding on the Record Date and (b) the number of common shares, if any, as to which the named person or group has the right to acquire beneficial ownership upon the exercise of Currently Exercisable Options.

(3) This column lists the theoretical common shares credited to the bookkeeping accounts of the named executive officers participating in the Worthington Industries, Inc. Amended and Restated 2005 Non-Qualified Deferred Compensation Plan (Restatement effective as of December 2008) and the Worthington Industries, Inc. Non-Qualified Deferred Compensation Plan, effective March 1, 2000 (collectively, the "Employee Deferral Plans") and also lists the theoretical common shares credited to the bookkeeping accounts of the directors of the Company participating in the Worthington Industries, Inc. Amended and Restated 2005 Deferred Compensation Plan for Directors (Restatement effective as of December 2008) and the Worthington Industries, Inc. Deferred Compensation Plan for Directors, as Amended and Restated, effective June 1, 2000 (collectively, the "Director Deferral Plans"). These theoretical common shares are not included in the beneficial ownership totals. Under the terms of both the Employee Deferral

Plans and the Director Deferral Plans, participants do not beneficially own, nor do they have voting or dispositive power with respect to, theoretical common shares credited to their respective bookkeeping accounts. While the participants in the Employee Deferral Plans and the participants in the Director Deferral Plans have an economic interest in the theoretical common shares credited to their respective bookkeeping accounts, each participant's only right with respect to his or her bookkeeping account(s) (and the amounts credited thereto) is to receive a distribution of cash equal to the fair market value of the theoretical common shares credited to his or her bookkeeping account(s) as of the latest valuation date determined in accordance with the terms of the Employee Deferral Plans or the Director Deferral Plans, as appropriate. For further information concerning the Employee Deferral Plans, please see the discussion under the caption "EXECUTIVE COMPENSATION — Compensation Discussion and Analysis — Compensation Components — Non-Qualified Deferred Compensation" beginning on page 38 of this Proxy Statement and for further information concerning the Director Deferral Plans, please see the discussion under the caption "COMPENSATION OF DIRECTORS — Director Deferral Plans" beginning on page 53 of this Proxy Statement.

(4) Includes 436 common shares held by Ms. Anderson's spouse, who has sole voting power and sole dispositive power as to the 436 common shares. Beneficial ownership of these 436 common shares is disclaimed by Ms. Anderson. Also includes 9,750 common shares subject to Currently Exercisable Options.

(5) Includes for each of the following directors of the Company an award of 2,900 restricted common shares made to such director on September 30, 2010: Ms. Anderson; Mr. Endres; Mr. Karmanos; Mr. Nelson; Mr. Ribeau; and Ms. Schiavo. Mr. Blystone received an award of 4,350 restricted common shares on that same date in connection with his position as Lead Independent Director. Generally, the restrictions on the restricted common shares will lapse and the restricted common shares will become fully vested one year from the date of the award or the date of the next Company Annual Meeting, whichever occurs first, subject to the terms of each restricted share award. For further information concerning the terms of the restricted common shares granted to directors, see footnote (21) below.

(6) Includes 66,550 common shares subject to Currently Exercisable Options.

(7) Includes an award of 1,450 restricted common shares made to Mr. Davis as of March 30, 2011. The restrictions on these restricted common shares will lapse and the restricted common shares will become fully vested one year from the date of grant. For further information on the restricted common shares, see footnote (21) below.

(8) Includes 10,000 common shares held by Mr. Endres' wife, who has sole voting power and sole dispositive power as to the 10,000 common shares. Beneficial ownership of these 10,000 common shares is disclaimed by Mr. Endres. Also includes 47,700 common shares subject to Currently Exercisable Options.

(9) Individual named in the "Fiscal 2011 Summary Compensation Table" on page 42 of this Proxy Statement.

(10) Includes 155,800 common shares subject to Currently Exercisable Options.

(11) Includes an award of 725 restricted common shares made to Mr. Horton on June 30, 2011. The restrictions on these restricted common shares will lapse and the restricted common shares will become fully vested one year from the date of grant. For further information on the restricted common shares, see footnote (21) below.

(12) Includes 61,600 common shares held by Mr. Karmanos as trustee for a living trust and 53,700 common shares subject to Currently Exercisable Options.

(13) See footnote (2) to preceding table.

(14) Includes 46,700 common shares subject to Currently Exercisable Options.

(15) Includes 53,700 common shares subject to Currently Exercisable Options.

(16) Includes 20,000 common shares held by Mr. Rose as custodian for his two children. Also includes 30,000 common shares subject to Currently Exercisable Options. Also includes an award of 7,000 restricted common shares effective June 30, 2011 which will fully vest on June 30, 2014, and an award of 185,000 restricted common shares effective June 30, 2011 which will fully vest if and when the closing price of the Company's common shares reaches $30.00 per share or above for 30 consecutive days. See footnote (22) below for more information on the restricted common shares.

(17) Includes 145,200 common shares subject to Currently Exercisable Options. Also includes an award of 7,000 restricted common shares effective June 30, 2011 which will fully vest on June 30, 2014, and an award of 185,000 restricted common shares effective June 30, 2011 which will fully vest if and when the closing price of the Company's common shares reaches $30.00 per share or above for 30 consecutive days. See footnote (22) below for more information on the restricted common shares.

(18) Includes 51,700 common shares subject to Currently Exercisable Options.

(19) Includes 283,400 common shares subject to Currently Exercisable Options.

(20) The number of common shares shown as beneficially owned by the Company's current directors and executive officers as a group includes 2,366,200 common shares subject to Currently Exercisable Options and 446,175 restricted common shares.

(21) The restricted common shares will be held in escrow by the Company and may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the restrictions thereon have lapsed. Each holder of a restricted share award may exercise any voting rights associated with the restricted common shares during the restriction period. In addition, any dividends or distributions paid with respect to the common shares underlying the restricted common shares will be held by the Company in escrow during the restriction period and, at the end of the restriction period, will be distributed or forfeited in the same manner as the restricted common shares with respect to which they were paid. For further information concerning the terms of the restricted common shares granted to directors, please see the discussion under the caption "COMPENSATION OF DIRECTORS — Equity Grants" beginning on page 54 of this Proxy Statement.

(22) The restricted common shares will be held in escrow by the Company and may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the restrictions thereon have lapsed. Each holder of a restricted share award may exercise any voting rights associated with the restricted common shares during the restriction period. In addition, any dividends or distributions paid with respect to the common shares underlying the restricted common shares will be held by the Company in escrow during the restriction period and, at the end of the restriction period, will be distributed or forfeited in the same manner as the restricted common shares with respect to which they were paid. Restricted common shares for executive officers not named in this table are not listed individually. For further information concerning the terms of the restricted common shares granted to executive officers, please see the discussion under the caption "EXECUTIVE COMPENSATION — Long Term Performance Awards, Option Awards and Restricted Share Awards Granted in Fiscal 2012 " beginning on page 51 of this Proxy Statement.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Exchange Act requires that the Company's directors and executive officers and greater-than-10% beneficial owners of the Company's outstanding common shares file reports with the SEC reporting their initial beneficial ownership of common shares and any subsequent changes in their beneficial ownership. Specific due dates for such reports have been established by the SEC and the Company is required to disclose in this Proxy Statement any late report or known failure to file a required report. To the Company's knowledge, based solely on a review of the copies of the reports furnished to the Company and written representations that no other reports were required, the Company believes that, during the fiscal year ended May 31, 2011 ("Fiscal 2011"), all Section 16(a) filing requirements applicable to the Company's directors and executive officers and greater-than-10% beneficial owners of the Company's outstanding common shares were complied with.

## CORPORATE GOVERNANCE

### Corporate Governance Guidelines

Upon the recommendation of the Nominating and Governance Committee, in accordance with applicable NYSE Rules, the Board has adopted the Corporate Governance Guidelines to promote the effective functioning of the Board and its committees and to reflect the Company's commitment to the highest standards of corporate governance. The Board, with the assistance of the Nominating and Governance Committee, periodically reviews the Corporate Governance Guidelines to ensure they comply with all applicable requirements.

The Corporate Governance Guidelines, which were last amended by the Board on June 29, 2011, are available on the "Corporate Governance" page of the "Investor Relations" section of the Company's web site located at www.worthingtonindustries.com.

### Code of Conduct

In accordance with applicable NYSE Rules and the applicable rules and regulations of the SEC (the "SEC Rules"), the Board adopted the Worthington Industries, Inc. Code of Conduct (the "Code of Conduct"). The Code of Conduct which was last amended by the Board on June 29, 2011 is available on the "Corporate Governance" page of the "Investor Relations" section of the Company's web site located at www.worthingtonindustries.com.

### Director Independence

Pursuant to the Corporate Governance Guidelines, a director is determined to be an independent director if he or she is independent of management and has no material relationship with the Company (or any of its subsidiaries) either directly or as a partner, shareholder or officer of an organization that has such a relationship with the Company (or any of its subsidiaries), as affirmatively determined by the Board. The Board observes all additional criteria for independence established by NYSE or required under SEC Rules or other applicable laws and regulations.

The Board has been advised of the nature and extent of any direct or indirect personal and business relationships between the Company (including its subsidiaries) and John R. Kasich, individually (the "Independent Former Director"), Kerrii B. Anderson, John B. Blystone, Mark C. Davis, Michael J. Endres, Ozey K. Horton, Jr., Peter Karmanos, Jr., Carl A. Nelson, Jr., Sidney A. Ribeau or Mary Schiavo, individually (collectively, the "Independent Directors"), or any entities for which the Independent Former Director or any Independent Director is a partner, officer, employee or shareholder. The Board has reviewed, considered and discussed such relationships, and the compensation that the Independent Former Director and each Independent Director receives, directly or indirectly, from the Company, in order to determine whether the Independent Former Director and each Independent Director meets the independence requirements of the Corporate Governance Guidelines, the applicable NYSE Rules and the applicable SEC Rules. The Board has affirmatively determined that (a) neither the Independent Former Director, nor any of the Independent Directors, has any relationship with the Company, either directly or indirectly, including, without limitation, any commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship, which: (i) interfered or may interfere with his or her independence from management and the Company or the exercise of his or her independent judgment; (ii) impaired or would be inconsistent with a determination of independence under applicable NYSE Rules and SEC Rules or (iii) would impair his or her independence under the Corporate Governance Guidelines, and that (b) during his period of service as a director during Fiscal 2011, the Independent Former Director qualified, and each of the Independent Directors qualifies, as an "Independent Director" under the Corporate Governance Guidelines. As required by applicable NYSE Rules, the Independent Directors represent a majority of the Company's directors. Mr. McConnell does not qualify as independent under applicable NYSE Rules or SEC Rules or the Corporate Governance Guidelines because he is an executive officer of the Company.

Barring any unusual circumstances, the Board has determined that a director's independence would not be impaired if: (a) the director is an executive officer or an employee (or his or her immediate family member is an executive officer or employee) of a company that makes payments to, or receives payments from, the Company for property or services performed in the ordinary course of business in an amount which, in any single fiscal year, does not exceed the greater of $1 million or 2% of the Company's or such other company's consolidated gross revenues; (b) the Company makes contributions to a charitable organization for which the director (or his or her immediate family member) serves as either a member of the board or an executive officer if the contributions, in any single fiscal year, do not exceed the greater of $1 million or 2% of such charitable organization's consolidated gross revenues; or (c) the Company uses facilities (dining, clubs, etc.) in which the director is a greater than 5% owner if charges to the Company are consistent with charges paid by others and are fair, reasonable and consistent with similar services available for similar facilities.

The Board specifically considered a number of circumstances in the course of reaching the conclusion that the Independent Former Director qualified and each of the current Independent Directors qualifies as independent under the Corporate Governance Guidelines as well as applicable NYSE Rules and SEC Rules, including the relevant relationships described below under the caption "TRANSACTIONS WITH CERTAIN RELATED PERSONS" beginning on page 24 of this Proxy Statement.

**Nominating Procedures**

The Board's Nominating and Governance Committee has responsibility for providing oversight on a broad range of issues surrounding the composition and operation of the Board, including identifying candidates qualified to become directors and recommending director nominees to the Board.

When considering candidates for the Board, the Nominating and Governance Committee evaluates the entirety of each candidate's credentials but does not have specific eligibility requirements or minimum qualifications which must be met by a Nominating and Governance Committee recommended nominee and has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees. However, the Corporate Governance Guidelines provide that the retirement age for directors is 70, and a director is to submit his or her resignation to be effective at the conclusion of the three-year term immediately after attaining age 70. The Nominating and Governance Committee considers those factors it deems appropriate, including, but not limited to, independence, judgment, skill, diversity, strength of character, experience with businesses and organizations of comparable size or scope, experience as an executive of or adviser to public and private companies, experience and skill relative to other Board members, specialized knowledge or experience, and the desirability of the candidate's membership on the Board and any committees of the Board. Depending on the current needs of the Board, the Nominating and Governance Committee may weigh certain factors more or less heavily. The Nominating and Governance Committee does, however, believe that all members of the Board should have strong character and integrity, a reputation for working constructively with others, sufficient time to devote to Board matters and no conflict of interest that would interfere with his or her performance as a director.

While the Board and the Nominating and Governance Committee do not have specific eligibility requirements and do not, as a matter of course, weigh any of the factors they deem appropriate more heavily than others, both the Board and the Nominating and Governance Committee believe that, as a group, the directors should have diverse backgrounds and qualifications. The Company believes that the numbers of the Board, as a group, have such backgrounds and qualifications.

The Nominating and Governance Committee considers candidates for the Board from any reasonable source, including shareholder recommendations, but does not evaluate candidates differently based on the source of the recommendation. The process for seeking and vetting additional director candidates is ongoing and is not dependent upon the existence of a vacancy on the Board. Accordingly, the Board believes that this ongoing identification of qualified candidates functions as an appropriate director succession plan. Pursuant to its charter, the Nominating and Governance Committee has the authority to retain consultants and search firms to assist with the process of identifying and evaluating director candidates and to approve the fees and other retention terms for any such consultant or search firm. The Nominating and Governance Committee has never used a consultant or search firm for such purpose, and, accordingly, the Company has paid no such fees.

Shareholders may recommend director candidates for consideration by the Nominating and Governance Committee by sending the recommendation to the Chair of the Nominating and Governance Committee, in care of the Company, to the Company's executive offices at 200 Old Wilson Bridge Road, Columbus, Ohio 43085. The recommendation must include the candidate's name, age, business address, residence address and principal occupation. The recommendation must also describe the qualifications, attributes, skills or other qualities possessed by the recommended director candidate. A written statement from the candidate consenting to serve as a director, if elected, and a commitment by the candidate to meet personally with Nominating and Governance Committee members must accompany any such recommendation.

The Board, taking into account the recommendations of the Nominating and Governance Committee, selects nominees for election as directors at each Annual Meeting of Shareholders. In addition, shareholders wishing to nominate directors for election may do so, provided they comply with the nomination procedures set forth in the Company's Code of Regulations and applicable SEC Rules. In order to nominate an individual for election as a director at a meeting, a shareholder must give written notice of the shareholder's intention to make such nomination. The notice must be sent to the Company's Secretary, either delivered in person to, or mailed to and received at, the Company's principal executive offices at 200 Old Wilson Bridge Road, Columbus, Ohio 43085 not less than 14 days or more than 50 days prior to any meeting called for the election of directors. However, if notice or public disclosure of the date of the meeting is given or made less than 21 days prior to the meeting, the shareholder notice must be received by the Company's Secretary not later than the close of business on the seventh day following the day on which notice of the date of the meeting was mailed or publicly disclosed. The Company's Secretary will deliver any shareholder notice received in a timely manner to the Nominating and Governance Committee for review. Each shareholder notice must include the following information as to each individual the shareholder proposes to nominate for election or re-election as a director: (a) the name, age, business address and, if known, residence address of the proposed nominee; (b) the principal occupation or employment of the proposed nominee; (c) the number of common shares of the Company beneficially owned by the proposed nominee; and (d) any other information relating to the proposed nominee that is required to be disclosed concerning nominees in proxy solicitations under applicable SEC Rules, including the individual's written consent to be named in the proxy statement as a nominee and to serve as a director, if elected. The nominating shareholder must also provide (i) the name and address of the nominating shareholder; and (ii) the number of common shares of the Company beneficially owned by the nominating shareholder. No individual may be elected as a director unless he or she has been nominated by a shareholder in the manner described above or by the Board or the Nominating and Governance Committee of the Board.

**Compensation Committee Interlocks and Insider Participation**

The Compensation and Stock Option Committee of the Board (the "Compensation Committee") is currently comprised of John B. Blystone (Chair), Kerrii B. Anderson, Michael J. Endres, and Peter Karmanos, Jr. Each of Messrs. Blystone, Endres and Karmanos also served on the Compensation Committee throughout Fiscal 2011. Ms. Anderson was assigned to the Compensation Committee in December 2010 and served through the second half of Fiscal 2011. John R. Kasich served as a member of the Compensation Committee until he retired from the Board effective as of November 3, 2010. Neither Mr. Kasich, nor any current member of the Compensation Committee is a present or past employee or officer of the Company. During Fiscal 2011 and through the date of this Proxy Statement, none of the Company's executive officers has served on the board of directors or compensation committee (or other committee performing equivalent functions) of any other entity, one of whose executive officers served on the Company's Board or Compensation Committee. Mr. Karmanos is the only member of the Compensation Committee who has a relationship with the Company requiring disclosure under Item 404 of SEC Regulation S-K.

During Fiscal 2011, the Company paid Compuware Corporation ("Compuware"), a software development company of which Mr. Karmanos is Executive Chairman of the Board and Founder and a 3% shareholder, approximately $1.6 million, primarily for Compuware's Covisint EDI service and for Compuware's services providing software quality assurance and for project management services in connection with the Company's Oracle ERP system and other projects. Mr. Karmanos serves as a director of the Company. Compuware was selected for these services from a number of competing service providers which had responded to the Company's request for proposal and were interviewed by the Company. Compuware's selection was based on a number of factors including price, experience and capabilities. Compuware supplies its Covisint services for the Company's EDI communications. Compuware also supplies resources for project coordination, organization and testing, and generally assists the Company in ensuring that the Oracle ERP system is installed, tested, operated and integrated with the Company's information technology system in a proper manner. Compuware also provides general information technology consulting services, as requested by the Company. The payments made to Compuware for Fiscal 2011 amounted to approximately 0.17% of Compuware's consolidated total revenues for its most recent fiscal year, and approximately 0.0007% of the Company's consolidated net revenues for Fiscal 2011.

**Communications with the Board**

The Board believes it is important for shareholders and other interested persons to have a process by which to send communications to the Board and its individual members, including the Lead Independent Director. Accordingly, shareholders and other interested persons who wish to communicate with the Board, the non-management directors as a group, the Lead Independent Director or any other individual director may do so by addressing such correspondence to the name(s) of the specific director(s), to the "Non-Management Directors" as a whole or to the "Board of Directors" as a whole, and sending it in care of the Company, to the Company's executive offices at 200 Old Wilson Bridge Road, Columbus, Ohio 43085. The mailing envelope must contain a clear notation indicating that the enclosed correspondence is a "Shareholder/Interested Person – Non-Management Director Communication," "Shareholder/Interested Person – Board Communication," "Shareholder/Interested Person – Lead Independent Director Communication," or "Shareholder/Interested Person – Director Communication," as appropriate. All such correspondence must identify the author as a shareholder or other interested person (identifying such interest) and clearly indicate whether the communication is directed to all members of the Board, to the non-management directors as a whole or to a certain specified individual director(s). Copies of all such correspondence will be circulated to the appropriate director(s). Correspondence marked "personal and confidential" will be delivered to the intended recipient(s) without opening. There is no screening process in respect of communications from shareholders or other interested persons. The process for forwarding communications to the appropriate Board member(s) has been approved by the Company's Independent Directors.

Questions, complaints and concerns may also be submitted to Company directors by telephone through the Business Ethics Help Line by calling 877-263-9893 inside the United States and 770-613-6395 outside the United States.

## PROPOSAL 1: ELECTION OF DIRECTORS

There are currently ten directors – four in the class whose terms expire at the Annual Meeting and who are to be elected for terms expiring at the Annual Meeting of Shareholders in 2014; three in the class whose terms expire at the Annual Meeting of Shareholders in 2012; and three in the class whose terms expire at the Annual Meeting of Shareholders in 2013. John R. Kasich served on the Board until his retirement effective as of November 3, 2010. On March 30, 2011, the Board, upon the unanimous recommendation of the Nominating and Governance Committee, unanimously appointed Mark C. Davis as a director of the Company in the class whose terms expire at the 2012 Annual Meeting of Shareholders. On June 29, 2011, the Board, upon the unanimous recommendation of the Nominating and Governance Committee, unanimously appointed Ozey K. Horton, Jr. as a director of the Company in the class whose terms expire at this Annual Meeting of Shareholders.

The Board proposes that the four director nominees named in the summary below, each of whom was unanimously recommended by the Nominating and Governance Committee, be elected as directors at this Annual Meeting of Shareholders. Each individual elected as a director at the Annual Meeting will hold office for a three-year term, expiring at the Annual Meeting of Shareholders in 2014 and until his successor is duly elected and qualified, or until his earlier death, resignation or removal from office. The individuals named as proxies in the form of proxy solicited by the Board intend to vote the common shares represented by the proxies received under this solicitation for the Board's nominees, unless otherwise instructed on the form of proxy. If any nominee becomes unable to serve or for good cause will not serve as a candidate for election as a director, the individuals designated to vote the proxies will have full discretion to vote the common shares represented by the proxies they hold for the election of the remaining nominees and for the election of any substitute nominee designated by the Board. The Board has no reason to believe that any of the Board's nominees will be unable to serve or for good cause will not serve as a director of the Company if elected.

**Information Concerning Nominees and Directors**

The information set forth below, concerning the age, principal occupation, other affiliations and business experience of each director has been furnished to the Company by such director as of August 4, 2011. Except where otherwise indicated, each director has had the same principal occupation for the last five years. There are no family relationships among any of the current directors, director nominees and executive officers of the Company.

**Nominees Standing for Election to the Board at the Annual Meeting**

***Michael J. Endres***

Michael J. Endres, age 63, has served continuously as a director of the Company since 1999 and is a member of the Executive Committee, the Audit Committee and the Compensation Committee. Mr. Endres serves as a partner in Stonehenge Financial Holdings, Inc., a private equity investment firm he co-founded in August 1999. His duties include, among other things, the examination of specific company financial characteristics, balance sheet and income statement analysis, as well as industry growth rates and trends, and managing the acquisition and disposition of the firm's investments. Mr. Endres has served as a director of Huntington Bancshares Incorporated since April 26, 2003 and a member of its Executive Committee, Capital Planning Committee (Chair) and Risk Committee. Mr. Endres has served as a director of Tim Hortons Inc. since 2006; he is Audit Committee Chair and a member of the Executive Committee. Mr. Endres served as a director for ProCentury Corporation from 2003 to 2007 during which time he served on the Compensation Committee. He serves on the Board of OhioHealth Corporation. Mr. Endres received a B.S. from Miami University. Mr. Endres has a depth of experience in equity investing, business development, strategic initiatives and acquisitions, financial analysis, leadership and management, and is a director of various public companies. This experience, along with his financial expertise and his history as a director with the Company make him a valuable asset to the Board and its various committees.

***Ozey K. Horton, Jr.***

Ozey K. Horton, Jr., age 60, has served continuously as a director of the Company since June 29, 2011 but does not currently serve as a member of any Board committee. Mr. Horton was recommended to the Nominating and Governance Committee, and the Board, by the Chief Executive Officer. He is an independent advisor and serves as Director Emeritus of McKinsey & Company, a management consulting firm, from which he retired in February 2011. Prior to that time, Mr. Horton served as a Director in the Atlanta office of McKinsey & Company from 1981 through February 2011. Over the years, Mr. Horton has led numerous corporate growth, strategy, mergers and acquisitions, and performance improvement initiatives at global clients across a range of industries – especially in the basic industrials space (such as metals and mining; pulp, paper and packaging; chemicals; energy). He has also led several practices within McKinsey & Company: as founder of the global pulp, paper, and packaging practice; co-leader of the global basic materials practice; and most recently as leader of the global operations practice within the energy and materials sector. Prior to his service with McKinsey & Company, Mr. Horton had early career stints in manufacturing, corporate development, and project engineering. Mr. Horton also serves as director of Metso Corporation and serves as a member of the board of Spoleto Festival USA and the Gaillard Performance Hall Foundation. Mr. Horton has extensive experience working in Europe, South America, India, and Asia. Mr. Horton has a BSE in civil and environmental engineering from Duke University and a Masters of

Business Administration from the Harvard Business School. Mr. Horton's wide-ranging experience working with manufacturing and other companies, both domestically and globally, provides unique expertise to the Board.

***Peter Karmanos, Jr.***

Peter Karmanos, Jr., age 68, has served continuously as a director of the Company since 1997, is the Chair of the Nominating and Governance Committee and is a member of the Executive Committee and the Compensation Committee. Mr. Karmanos was named Executive Chairman of the Board and Founder of Compuware, a software development company, in June 2011. Since inception in April 1973, Mr. Karmanos has held the position of Chairman of the Board, Chief Executive Officer, Co- Founder and director of Compuware. Mr. Karmanos served as President of Compuware from October 2003 to March 2008. Mr. Karmanos has the entrepreneurial spirit that built a billion dollar company from a start-up and the business acumen of the Chairman and Chief Executive Officer of an S&P 500 corporation. Mr. Karmanos has also served as a director for Taubman Centers, Inc. since 2000 and is also a member of its Compensation Committee. He serves as a director for the Barbara Ann Karmanos Cancer Institute, Detroit Renaissance, New Detroit Coalition and Care Tech Solutions, and on the Board of Governors for the National Hockey League. Mr. Karmanos has a wealth of public company management and information technology experience. This includes extensive skill and background dealing with the growth, operation and management of a large public company as its co-founder and Chairman. In addition, his skills and expertise in information technology bring valuable insight to the Board.

***Carl A. Nelson, Jr.***

Carl A. Nelson, Jr., age 66, has served continuously as a director of the Company since 2004, and is the Chair of the Audit Committee. Mr. Nelson was a partner with Arthur Andersen, LLP and retired in February 2002 after 31 years of service. Mr. Nelson had served as Managing Partner of the Arthur Andersen Columbus, Ohio office, and was the leader of the firm's consulting services for the products industry in the United States. Mr. Nelson was a director of Dominion Homes Inc. and served as Chair of the Audit Committee and a member of the Governance Committee from 2003 until June 2008, when he chaired a special committee of the board to take the company private. Currently, Mr. Nelson serves on the board of Star Leasing, a $70 million ESOP owned company that leases semi trailers through ten facilities across seven states. He has served on the board or has been an investor in several other businesses. Mr. Nelson is a Certified Public Accountant and a member of The Ohio Society of Certified Public Accountants and the American Institute of Certified Public Accountants. Mr. Nelson received his BS in Accounting from The Ohio State University and a Masters of Business Administration from the University of Wisconsin. Mr. Nelson has taught in the MBA and executive education programs at The Ohio State University and is a member of the Dean's Advisory Council for the Fisher College of Business at Ohio State. Mr. Nelson has significant public company accounting and financial expertise. Mr. Nelson has vast experience as a business consultant on a variety of projects involving areas such as large scale technology implementation, defining strategic initiatives, strategic planning and projects with significant change requirements. As an audit committee financial expert, Mr. Nelson has served the Board well as the Chair of the Audit Committee since 2004.

**Directors Whose Terms Continue Until the 2012 Annual Meeting of Shareholders**

***John B. Blystone***

John B. Blystone, age 58, has served continuously as a director of the Company since 1997 and as the Lead Independent Director of the Company since January 2007. He is the Chair of the Compensation Committee and a member of the Executive Committee. Mr. Blystone served as Chairman of the Board, President and Chief Executive Officer of SPX Corporation, a global provider of technical products and systems, industrial products and services, flow technology, cooling technologies and services and service solutions, from December 1995 to December 9, 2004, when he retired; and as a director of SPX Corporation from December 1995 to December 9, 2004. From 1991 to 1995, Mr. Blystone served in various managerial and operating roles of General Electric Company. In August 2010, Mr. Blystone was named Chairman of the Board of Freedom Group, Inc., which manufactures and markets firearms, ammunition, and related products. Mr. Blystone served as Chairman of the Board of Inrange Technologies Corporation from 2000 to 2003. Mr. Blystone serves as a director for Blystone

Consulting, LLC and Blystone Investments, LLC and as General Partner of Blystone Capital Partners. Mr. Blystone graduated from the University of Pittsburgh. Mr. Blystone has extensive business experience in managing and operating both domestic and international operations, including as a chief executive officer of a large public company. He has expertise in acquisitions, financial and business analysis, and in generally managing issues that face a large public company. Mr. Blystone's business acumen, his long service on our Board, and his collegial style and leadership resulted in his election as the Lead Independent Director of the Company.

***Mark C. Davis***

Mark C. Davis, age 51, has served continuously as a director of the Company since March, 2011 and is a member of the Nominating and Governance Committee. Mr. Davis was recommended to the Nominating and Governance Committee, and the Board, by a non-management director. Mr. Davis is a private investor and co-chair of Lank Acquisition Corp. which invests in minority and majority positions in public and private companies. Prior to forming Lank Acquisition Corp. in 2007, Mr. Davis spent 20 years in a variety of senior investment banking positions. From 1996 to 2003, Mr. Davis was a senior executive at JPMorgan Chase where he began as Head of the Merger and Acquisition Group. He became Head of General Industry Investment Banking in 2000 and also Co-Head of Investment Banking Coverage which comprised all of JPMorgan's corporate clients, and was named Vice Chairman of Investment Banking in 2002. Mr. Davis also serves on the Board of Trustees of Manhattanville College since 2003, where he is Chairman of the Finance Committee. Mr. Davis holds a Masters in Business Administration from the Tuck School of Business and a BA from Dartmouth College. Mr. Davis' financial knowledge and depth of investment and banking experience make him well qualified to serve on the Board.

***Sidney A. Ribeau***

Sidney A. Ribeau, age 63, has served continuously as a director of the Company since 2000 and is a member of the Audit Committee and the Nominating and Governance Committee. Dr. Ribeau became President of Howard University on August 1, 2008, and served as President and Chief Executive Officer of Bowling Green State University for more than 13 years prior to that time. Dr. Ribeau has more than 10 years of audit committee experience as well as compensation expertise. Dr. Ribeau serves on the Board of Trustees of Teachers Insurance and Annuity Association ("TIAA") and as Chair of the TIAA Human Resources Committee. Dr. Ribeau served as a director and as a member of the Audit Committee for Convergys Corporation from August 2001 through 2008. Dr. Ribeau served as a director and member of the Compensation, Governance and Nominating Committees at The Andersons from February 1997 through September 2008. Dr. Ribeau served as a Director for the American Council on Education's National Diversity Group, Toledo Symphony, and Greater Toledo Urban League. Dr. Ribeau also served as a Trustee for Regional Growth Partnerships. Dr. Ribeau received his Bachelor's degree in English and Speech Education from Wayne State University in 1971 and his Master's and Doctorate degrees in Communications from the University of Illinois. Dr. Ribeau brings extensive experience in managing the issues that face large public institutions. His background as the leader of a billion dollar organization and as an educator and administrator enables him to provide insight relative to management, educational, financial, human resources and public policy matters.

**Directors Whose Terms Continue Until the 2013 Annual Meeting of Shareholders**

***Kerrii B. Anderson***

Kerrii B. Anderson, age 54, has served continuously as a director of the Company since September 30, 2010 and is a member of the Compensation Committee and an *ad hoc* member of the Audit Committee. Ms. Anderson has been a private investor and board advisor since September 2008. Prior to that time, she served as Chief Executive Officer and President of Wendy's International, Inc., a restaurant operating and franchising company, from November 2006 until September 2008 when that company merged with Triarc Companies, Inc. to form Wendy's/Arby's Group, Inc. She served as Wendy's Interim Chief Executive Officer and President from April to November 2006 and as its Executive Vice President and Chief Financial Officer from 2000 to April 2006. Previously, Ms. Anderson served as Senior Vice President and Chief Financial Officer of M/I Schottenstein Homes, Inc. (now known as M/I Homes, Inc.), a builder of single-family homes, from 1987 to 2000. Ms. Anderson also serves as a member of the board of directors of Chiquita Brands International, where she is the Lead Independent Director, Chair and member of the Nominating and Governance Committee, a member of the Audit Committee and the Compensation Committee, Laboratory Corporation of America Holdings, where she is chairperson of the Audit Committee and a member of the Compensation Committee, and P. F. Chang's China Bistro, Inc., where she is a member of the Audit Committee and Nominating and Governance Committee. Ms. Anderson serves on the Finance Committee of The Columbus Foundation and as a member of the Board and on the Finance Committee of OhioHealth Corporation. Ms. Anderson also previously served as a member of the board of directors and Audit Committee of Lancaster Colony Corporation from 1998 through 2005. She served as a director of Wendy's International, Inc. from 2006 until September 30, 2008. Ms. Anderson has a strong record of leadership in operations and strategy. She is a Certified Public Accountant and would qualify as an "audit committee financial expert," as defined by applicable SEC Rules, given her experience as Chief Executive Officer and Chief Financial Officer of Wendy's International, Inc. and Chief Financial Officer of M/I Schottenstein Homes, Inc. She has extensive corporate governance experience through her service on other public company boards. Her extensive experience in accounting and financial reporting and analysis and prior experience as a chief executive officer of a public company and chief financial officer of several public companies, in addition to other public company board service, make Ms. Anderson particularly well-suited to serve as a director and as a member of the Audit Committee.

***John P. McConnell***

John P. McConnell, age 57, has served as the Company's Chief Executive Officer since June 1993, as a director of the Company continuously since 1990, and as Chairman of the Board of the Company since September 1996. He has also served in various positions with Worthington Industries since 1975. Mr. McConnell also serves as the Chair of the Executive Committee. He served as director of Alltel Corp. from 1990 to November 16, 2007, and as Chair of its Compensation Committee and member of Audit Committee for part of that time.

Mr. McConnell brings solid public company and overall management and operations experience as Chief Executive Officer and Chairman of the Board. In addition, in his more than 30 years of service to the Company, Mr. McConnell has served in various roles with the Company spanning not only executive management, but prior to that time, in production, sales, human resources and management at plant, business unit and corporate levels.

***Mary Schiavo***

Mary Schiavo, age 55, has served continuously as a director of the Company since 1998 and is a member of the Audit Committee and the Nominating and Governance Committee. Ms. Schiavo has been a partner in the law firm of Motley Rice LLC, since October 2003. Ms. Schiavo was an attorney with a law firm in Los Angeles, California, from 2002 to October 2003. Ms. Schiavo served as a professor at The Ohio State University, College of Engineering, Department of Aerospace Engineering and Aviation and also as a Consultant for NBC News from 1997 to 2002. Ms. Schiavo served as Inspector General for the U. S. Department of Transportation for six years, Assistant Secretary of Labor of the U.S. for one year and as a White House Fellow for one year. Ms. Schiavo was responsible with auditing and oversight responsibility over a multibillion dollar government agency. Ms. Schiavo has gained in-depth knowledge of the Company's business and structure from her more than ten years of service as a director. Ms. Schiavo received a B.A. from Harvard University, a Masters of Arts from The Ohio State University, and a Juris Doctor from New York University. She was previously an elected director of the Harvard University Alumni Association and a member of the President's Council on Integrity and Efficiency in the federal government. Ms. Schiavo's legal and governmental experience enable her to bring a unique and valuable perspective to the Board.

**Required Vote and Board's Recommendation**

Under Ohio law and the Company's Code of Regulations, the four nominees for election to the Board receiving the greatest number of votes *"FOR"* their election will be elected as directors of the Company.

Except in the case of broker non-votes, common shares represented by properly-executed and returned proxy cards or properly-authenticated electronic voting instructions recorded through the Internet or by telephone will be voted *"FOR"* the election of the Board's nominees, unless authority to vote for one or more of the nominees is withheld. Common shares as to which the authority to vote is withheld will not be counted toward the election of directors or the election of the individual nominees specified on the form of proxy. Proxies may not be voted for more than four nominees.

**THE BOARD RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY VOTE *"FOR"* THE ELECTION OF EACH OF THE DIRECTOR NOMINEES NAMED ABOVE.**

**Meetings of the Board**

The Board held five meetings during Fiscal 2011, including regularly scheduled and special meetings. During Fiscal 2011, each incumbent director attended at least 75% of the aggregate of (a) the total number of meetings held by the Board during such director's period of service, and (b) the total number of meetings held during such director's period of service by all committees of the Board on which such director served, with the exception of Mr. Karmanos, who attended 67%.

The Board and management of the Company are committed to effective corporate governance practices. The Corporate Governance Guidelines describe the governance principles and procedures by which the Board functions. The Board annually reviews and updates, as appropriate, the Corporate Governance Guidelines and the charters of the various committees of the Board in response to corporate governance developments, including applicable NYSE Rules and SEC Rules, and recommendations by directors in connection with Board and committee evaluations. In accordance with the Corporate Governance Guidelines and applicable NYSE Rules, non-management directors of the Company, who are also all "independent" directors, as defined by the Corporate Governance Guidelines and applicable NYSE Rules, meet (without management present) at regularly scheduled executive sessions at least twice per year and at such other times as the directors deem necessary or appropriate. These executive sessions are typically held in conjunction with regularly scheduled Board meetings and are led by the Lead Independent Director, and appropriate feedback from these sessions is given to the Chief Executive Officer. The non-management directors met in executive session after each of the four regularly scheduled Board meetings held in Fiscal 2011.

**Board Member Attendance at Annual Meetings of the Shareholders**

The Company does not have a formal policy with respect to attendance by our directors at the annual meetings of the shareholders. However, directors are encouraged to attend annual meetings of the shareholders. The Board generally schedules its quarterly meetings to fall in March, June, September and December. It is anticipated that the September meeting of the Board will occur on or about the date of the Annual Meeting, and directors are encouraged to attend the Annual Meeting if their schedules permit. Ms. Anderson, as well as two of the eight then-incumbent directors attended the Company's 2010 Annual Meeting of Shareholders.

**Board Leadership Structure**

The Company is led by John P. McConnell, who has served as Chief Executive Officer since June 1993, as a director of the Company since 1990, and as Chairman of the Board of the Company since September 1996. The Company's Board is currently comprised of Mr. McConnell and nine non-management directors. John Blystone is the Company's Lead Independent Director.

The Board has four standing committees: Audit, Compensation, Executive, and Nominating and Governance. Each of the Audit Committee, Compensation Committee and Nominating and Governance Committee is chaired by a separate Independent Director. Detailed information on each Board committee is contained in the section captioned "Committees of the Board".

The Company does not have a fixed policy regarding whether the offices of Chairman of the Board and Chief Executive Officer should be vested in the same person or two different people. The Board has determined that the most effective leadership structure at the present time is for the Chief Executive Officer to also serve as the Chairman, coupled with a Lead Independent Director, independent chairs for our Audit, Compensation and Nominating and Governance Committees, and regularly scheduled executive sessions of the non-management directors.

The Board believes that the currently combined role of Chairman and Chief Executive Officer promotes the development and execution of our business strategy and facilitates information flow between management and the Board, which are essential to effective governance. The Board believes that its strong governance practices, including its supermajority of Independent Directors, the combination of the Chairman and Chief Executive Officer roles, and its clearly defined Lead Independent Director responsibilities, provide an appropriate balance among strategy development, operational execution and independent oversight of the Company.

The Board periodically reviews our leadership structure and retains the authority to modify the structure, as and when appropriate, to address our then current circumstances.

**Lead Independent Director**

In January 2007, the Company established a Lead Independent Director position and appointed John Blystone as the Lead Independent Director.

A copy of the Company's Lead Independent Director Charter, which has been reviewed and approved by the Board, is available on the "Corporate Governance" page of the "Investor Relations" section of the Company's web site located at www.worthingtonindustries.com. In addition to the other duties more fully described in the Company's Lead Independent Director Charter, the Lead Independent Director is responsible for:

- advising the Chairman of the Board and Chief Executive Officer as to the appropriate schedule of Board meetings, seeking to ensure that the non-management directors can perform their duties responsibly while not interfering with ongoing Company operations;
- consulting with the Chairman of the Board regarding the information, agenda and meeting schedules for the Board and Board committee meetings, and approving same;
- advising the Chairman of the Board as to the quality, quantity and timeliness of the information submitted to the Board by the Company's management that is necessary or appropriate for the non-management directors to effectively and responsibly perform their duties;
- recommending to the Chairman of the Board the retention of advisers and consultants who report directly to the Board;
- assisting the Board, the Nominating and Governance Committee and the officers of the Company in ensuring compliance with and implementation of the Corporate Governance Guidelines;
- calling meetings of the non-management directors, and developing the agenda for and serving as chairman of the executive sessions of the Board's non-management directors;
- serving as principal liaison between the non-management directors and the Chairman of the Board and Chief Executive Officer on sensitive issues;
- working with the Nominating and Governance Committee and the Chairman of the Board and Chief Executive Officer to recommend the membership of the various Board committees, as well as the selection of committee chairs;
- serving as chair of meetings of the Board when the Chairman of the Board is not present; and
- performing such other duties as the Board may determine.

**Committees of the Board**

The Board has four standing committees: the Executive Committee, the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee. The charter for each committee has been reviewed and approved by the Board and is available on the "Corporate Governance" page of the "Investor Relations" section of the Company's web site located at www.worthingtonindustries.com.

**COMMITTEES OF THE BOARD**

| | Executive | Audit | Compensation | Nominating and Governance |
|---|---|---|---|---|
| Kerrii B. Anderson* | | X⊗(1) | X | |
| John B. Blystone* | X | | Chair | |
| Mark C. Davis* | | | | X |
| Michael J. Endres* | X | X⊗ | X | |
| Ozey K. Horton, Jr.* | | | | |
| Peter Karmanos, Jr.* | X | | X | Chair |
| John P. McConnell | Chair | | | |
| Carl A. Nelson, Jr.* | X | Chair ⊗ | | |
| Sidney A. Ribeau* | | X | | X |
| Mary Schiavo* | | X | | X |

* Independent director under NYSE Rules

⊗ Audit Committee Financial Expert

(1) Ms. Anderson currently serves as an *ad hoc* member of the Audit Committee and is expected to become a full member in September 2011.

***Executive Committee***

The Executive Committee acts in place of, and on behalf of, the Board in the intervals between meetings of the Board. The Executive Committee has all of the authority of the Board, other than the authority (a) to fill vacancies on the Board or on any committee of the Board, (b) to amend the Company's Code of Regulations, (c) that has been delegated by the Board exclusively to other committees of the Board, and (d) that applicable law or the Company's governing documents do not permit to be delegated to a committee of the Board.

***Audit Committee***

The Board has determined that each member of the Audit Committee qualifies as an Independent Director under the applicable NYSE Rules and under SEC Rule 10A-3. The Board believes each member of the Audit Committee is qualified to discharge his or her duties on behalf of the Company and satisfies the financial literacy requirement of the NYSE Rules. The Board has also determined that Ms. Anderson, Mr. Endres and Mr. Nelson qualify as "audit committee financial experts" as that term is defined in Item 407(d)(5) of SEC Regulation S-K by virtue of their respective experience, including that described on pages 12, 13, and 14 of this Proxy Statement. No full member of the Audit Committee serves on the audit committee of more than two other public companies. Kerrii B. Anderson currently serves on the audit committees of three public companies, other than the Company, and the Board has determined that such simultaneous service does not and will not impair her ability to effectively serve as an *ad hoc* or full member of the Audit Committee of the Company.

At least annually, the Audit Committee evaluates its performance, reviewing and assessing the adequacy of its charter and recommending any proposed changes to the full Board, as necessary, to reflect changes in regulatory requirements, authoritative guidance and evolving practices.

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is organized and conducts its business pursuant to a written charter that was most recently amended by the Board on June 29, 2011. The primary responsibility of the Audit Committee is to assist the Board in the oversight of the financial and accounting functions, controls, reporting processes and audits of the Company. Specifically, the Audit Committee, on behalf of the Board, monitors and evaluates: (a) the integrity and quality of the Company's financial statements; (b) the Company's compliance with legal and regulatory requirements, including the financial reporting process; (c) the Company's systems of disclosure controls and procedures and internal control over financial reporting and its accounting and financial controls; (d) the qualifications and independence of the Company's independent registered public accounting firm; (e) the performance of the Company's internal audit function and the Company's independent registered public accounting firm; (f) the annual independent audit of the Company's financial statements; and (g) financial, reporting and compliance risk management. The Audit Committee also prepares the report that the SEC Rules require be included in the Company's annual proxy statement.

The Audit Committee's charter sets forth the duties and responsibilities of the Audit Committee, which include:

- appointing, evaluating and, where appropriate, replacing the Company's independent registered public accounting firm for each fiscal year and approving the audit engagement, including fees and terms, and non-audit engagements, if any, of the Company's independent registered public accounting firm;

- reviewing the independence, qualifications and performance of the Company's independent registered public accounting firm;

- reviewing and approving in advance both audit and permitted non-audit services to be provided by the Company's independent registered public accounting firm;

- setting and maintaining hiring policies for employees or former employees of the Company's independent registered public accounting firm;

- monitoring the performance, and ensuring the rotation, of the lead and concurring partners of the Company's independent registered public accounting firm;

- reviewing, with the Company's financial management, internal auditors and independent registered public accounting firm, the Company's accounting procedures and policies and audit plans, including staffing, professional services to be provided, audit procedures to be used, and fees to be charged by the Company's independent registered public accounting firm;

- reviewing the Company's financial statements and the related disclosures;

- reviewing the activities of and the results of audits conducted by the Company's internal auditors and independent registered public accounting firm;

- preparing an annual report for inclusion in the Company's proxy statement;

- reviewing with the Company's financial management, internal auditors and independent registered public accounting firm, the adequacy and effectiveness of the accounting and financial controls, including the Company's system to monitor and manage business risks and legal and ethical compliance programs;

- reviewing with the Company's management, the scope and results of management's evaluation of disclosure controls and procedures and assessment of internal control over financial reporting;

- reviewing with the Company's independent registered public accounting firm the attestation/audit report of the Company's independent registered public accounting firm on the effectiveness of the Company's internal control over financial reporting filed with the Company's Annual Report on Form 10-K;

- reviewing the Company's risk assessment and risk management guidelines and policies;

- establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters;

- receiving reports concerning any non-compliance with the Company's Code of Conduct by any officers or directors of the Company and approving, if appropriate, any waivers therefrom;

- administering the Company's Related Person Transaction Policy and approving, if appropriate, any "related person" transactions with respect to the Company's directors or executive officers;

- directing and supervising any special investigations into matters which may come within the scope of the Audit Committee's duties; and

- other matters required by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the Public Company Accounting Oversight Board, the SEC, NYSE and other similar bodies or agencies which could have an effect on the Company's financial statements.

Pursuant to its charter, the Audit Committee has the authority to engage and terminate such legal counsel and other consultants and advisors as it deems appropriate to carry out its functions, including the sole authority to approve the fees and other terms of retention of such legal counsel and other consultants and advisors.

The Audit Committee met seven times during Fiscal 2011. The Audit Committee's report relating to Fiscal 2011 begins on page 70.

***Compensation Committee***

The Board has determined that each current member of the Compensation Committee qualifies as an Independent Director, in each case, under the applicable NYSE Rules. All current members of the Compensation Committee other than Mr. Karmanos also qualify as "outside directors" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and as "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act. Mr. Karmanos abstains from voting on matters where qualification as an "outside director" or a "non-employee director" is relevant. John R. Kasich, served on the Compensation Committee until his retirement as a Director from the Board on November 3, 2010, also qualified as an Independent Director, an outside director and a non-employee director. Ms. Anderson was assigned to the Compensation Committee in December 2010 and served through the second half of Fiscal 2011.

The Compensation Committee periodically reviews and reassesses the adequacy of its charter and recommends any proposed changes to the full Board, as necessary, to reflect changes in regulatory requirements, authoritative guidance and evolving practices. The Compensation Committee Charter was most recently amended by the Board on June 29, 2011. The Compensation Committee evaluates its performance at least annually.

The Compensation Committee's charter sets forth the duties and responsibilities of the Compensation Committee, which include:

- discharging the Board's responsibilities relating to compensation of the Company's CEO and executive management;

- reviewing and approving the compensation philosophy, policies, objectives and guidelines for the Company's executive management;

- reviewing and approving, if it has been deemed appropriate, the Company's peer group companies and data sources for purposes of evaluating the Company's compensation competitiveness and establishing appropriate competitive positioning of the levels and mix of compensation elements;

- reviewing and approving corporate goals and objectives, including performance goals, relevant to CEO and executive management compensation;

- evaluating the performance of the CEO and executive management in light of the approved corporate goals and objectives;

- setting the CEO's compensation, including types of compensation;

- setting or making recommendations with respect to the amount and types of compensation for the Company's other executive officers;

- preparing, producing, reviewing and/or discussing with the Company's management, as appropriate, such reports and other information required by applicable law, rules, regulations or other standards with respect to executive and director compensation including those required for inclusion in the Company's proxy statement and/or Annual Report on Form 10-K;

- providing recommendations to the Board on Company-sponsored compensation-related proposals to be considered at the Company's annual shareholder meetings, including Say-on-Pay and Say-on-Frequency proposals, including a review and consideration of the results of such votes;

- reviewing, and advising the Board with respect to, Board compensation;

- administering the Company's stock option and other equity-based incentive compensation plans and its other executive incentive compensation programs as well as any other plans and programs which the Board designates;

- reviewing incentive compensation arrangements to confirm that incentive policies and practices do not encourage unnecessary risk taking and reviewing the relationship between risk management policies and practices, corporate strategy and executive management compensation; and

- carrying out such other roles and responsibilities as the Board may designate or delegate to the Compensation Committee.

The Compensation Committee's processes and procedures to determine executive compensation, including the use of compensation consultants and the role of executive officers in the executive compensation decision-making process, are described in the sections captioned "EXECUTIVE COMPENSATION — Compensation Discussion and Analysis — Role of the Compensation Committee" and "— Executive Compensation Philosophy and Objectives" beginning on pages 27 and 28, respectively, of this Proxy Statement.

Pursuant to its charter, the Compensation Committee has the authority to retain compensation consultants, legal counsel and other advisors, as the Committee deems appropriate to carry out its functions, including the sole authority to approve the fees and other retention terms.

The Compensation Committee met five times during Fiscal 2011. The Compensation Discussion and Analysis regarding executive compensation for Fiscal 2011 begins on page 27, and the Compensation Committee Report for Fiscal 2011 is on page 41.

*Nominating and Governance Committee*

The Board has determined that each member of the Nominating and Governance Committee qualifies as an Independent Director under the applicable NYSE Rules. The Nominating and Governance Committee periodically reviews and assesses the adequacy of its charter and recommends any proposed changes to the full Board, as necessary, to reflect changes in regulatory requirements, authoritative guidance and evolving practices. The Nominating and Governance Committee Charter was most recently amended by the Board on June 29, 2011. The Nominating and Governance Committee evaluates its performance at least annually. Mr. Davis was assigned to the Nominating and Governance Committee upon his appointment to the Board effective March 30, 2011 and served through the remainder of Fiscal 2011. In addition, John R. Kasich served as a member of the Nominating and Governance Committee until he retired from the Board effective as of November 3, 2010.

Under the terms of its charter, the Nominating and Governance Committee is to:

- develop principles of corporate governance and recommend them to the Board for its approval;
- periodically review the principles of corporate governance approved by the Board to ensure that they remain relevant and are being complied with;
- annually review the Corporate Governance Guidelines and recommend to the Board for its approval any changes to the Corporate Governance Guidelines that the Nominating and Governance Committee deems appropriate;
- periodically review the Articles of Incorporation and Code of Regulations of the Company and recommend to the Board any changes thereto that the Nominating and Governance Committee deems appropriate;
- review the procedures and communication plans for shareholder meetings and ensure that required information regarding the Company is adequately presented;
- review, and make recommendations to the Board regarding, the composition and size of the Board in order to ensure that the Board has the proper expertise and its membership consists of persons with sufficiently diverse backgrounds;
- recommend criteria for the selection of Board members and Board committee members;
- review and recommend Board policies on age and term limits for Board members;
- plan for continuity on the Board as existing Board members retire or rotate off the Board;
- with the participation of the Chairman of the Board, identify and recruit candidates for Board membership and arrange for appropriate interviews and inquiries into the qualifications of the candidates;
- evaluate Board candidates recommended by shareholders and periodically review the procedures used by the Nominating and Governance Committee in such evaluation process;
- identify and recommend individuals to be nominated for election as directors by the shareholders and to fill vacancies on the Board;
- with the Compensation Committee, provide for an annual review of succession plans for the Chairman of the Board and Chief Executive Officer in the case of his resignation, retirement or death;

- evaluate the performance of current Board members proposed for re-election, and recommend to the Board as to whether members of the Board should stand for re-election;
- review and recommend to the Board an appropriate course of action upon the resignation of a current Board member or upon other vacancies on the Board;
- oversee an annual evaluation of the Board as a whole;
- conduct an annual evaluation of the Nominating and Governance Committee;
- oversee the evaluation of the other Board committees and of management;
- with the Chairman of the Board, periodically review the charter and composition of each Board committee and make recommendations to the Board for the creation of additional Board committees or the change in mandate or dissolution of Board committees;
- with the Chairman of the Board, recommend to the Board individuals to be chairs and members of Board committees; and
- ensure that each Board committee is comprised of members with the appropriate qualities, skills and experience for the tasks of the committee and that each committee conducts the required number of meetings and makes appropriate reports to the Board on its activities and findings.

To the extent not otherwise delegated to the Audit Committee, the Nominating and Governance Committee is also to:

- review the relationships between the Company and each director, whether direct or as a partner, officer or equity owner of an organization that has a relationship with the Company, for conflicts of interest (all members of the Board are required to report any such relationships to the Company's General Counsel);
- address actual and potential conflicts of interest a Board member may have and issue to the Board member having an actual or potential conflict of interest instructions on how to conduct himself/herself in matters before the Board which may pertain to such an actual or potential conflict of interest; and
- make appropriate recommendations to the Board concerning determinations necessary to find a director to be an Independent Director.

The Nominating and Governance Committee met two times during Fiscal 2011.

**Board's Role in Risk Oversight**

Our management is principally responsible for defining, identifying and assessing the various risks facing our Company, formulating risk management policies and procedures and managing our risk exposures on a day-to-day basis. A risk committee, comprised of senior executives, directs this process. Management provides the Board an annual risk assessment with quarterly updates. The Board's responsibility is to oversee our risk management processes by understanding and evaluating management's identification, assessment and management of the Company's critical risks.

The Board as a whole has responsibility for this risk oversight, assisted by the Audit Committee and the Compensation Committee. Areas of focus include strategic, operational, liquidity, market, financial, reporting, succession, compensation, compliance and other risks. The Audit Committee is tasked with oversight of financial, reporting and compliance risk management, the Compensation Committee is tasked with oversight of compensation risk management, and the Board as a whole oversees all other risk management.

## TRANSACTIONS WITH CERTAIN RELATED PERSONS

### Review, Approval or Ratification of Transactions with Related Persons

The Company's policy with respect to related person transactions is addressed in the Company's written Related Person Transaction Policy (the "Policy"), which supplements the Company's written Code of Conduct provisions addressing "conflicts of interest". As described in the Code of Conduct, conflicts of interest can arise when an employee's or a director's personal or family relationships, financial affairs or an outside business involvement may adversely influence the judgment or loyalty required in performance of his or her duties to the Company. In cases where there is an actual or even the appearance of a conflict of interest, the individual involved is required to notify his or her supervisor or the Company's Ethics Officer. The supervisor will then consult with management and the Ethics Officer as appropriate. The Code of Conduct provides that any action or transaction in which the personal interest of an executive officer or a director may be in conflict with those of the Company is to be reported to the Audit Committee. The Audit Committee shall investigate and, if it is determined that such action or transaction would constitute a violation of the Code of Conduct, the Audit Committee is authorized to take any action it deems appropriate.

The Policy was adopted by the Board and is administered by the Audit Committee and the Company's General Counsel. The Policy applies to any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which: the Company participates, directly or indirectly; the amount involved exceeds or is expected to exceed $120,000; and a "related person" has, had or will have a direct or indirect material interest. Under the Policy, a "related person" is any person:

- who is or was an executive officer, a director or a director nominee of the Company, or an immediate family member of any such individual; or

- who is or was the beneficial owner of more than 5% of the Company's outstanding common shares, or an immediate family member of any such individual.

All related person transactions are to be brought to the attention of the Company's management who will then refer each matter to the Company's General Counsel and the Audit Committee. Each director, director nominee or executive officer of the Company must notify the Company's General Counsel in writing of any interest that such individual or an immediate family member of such individual has, had or may have, in a related person transaction. In addition, any related person transaction proposed to be entered into by the Company must be reported to the Company's General Counsel by the employee of the Company who has authority over the transaction. On an annual basis, each director, director nominee and executive officer of the Company will complete a questionnaire designed to elicit information about existing and potential related person transactions. Any potential related person transaction that is raised will be analyzed by the Company's General Counsel, in consultation with management and with outside counsel, as appropriate, to determine whether the transaction, arrangement or relationship does, in fact, qualify as a related person transaction requiring review by the Audit Committee under the Policy.

Under the Policy, all related person transactions (other than those deemed to be pre-approved or ratified under the terms of the Policy) will be referred to the Audit Committee for approval (or disapproval), ratification, revision or termination. Whenever practicable, a related person transaction is to be reviewed and approved or disapproved by the Audit Committee prior to the effectiveness or consummation of the transaction. If the Company's General Counsel determines that advance consideration of a related person transaction is not practicable, the Audit Committee will review and, in its discretion, may ratify the transaction at the Audit Committee's next meeting. However, the Company's General Counsel may present a related person transaction arising between meetings of the Audit Committee to the Chair of the Audit Committee who may review and approve (or disapprove) the transaction, subject to ratification by the Audit Committee at its next meeting if appropriate. If the Company becomes aware of a related person transaction not previously approved under the Policy, the Audit Committee will review the transaction, including the relevant facts and circumstances, at its next meeting and evaluate all options available to the Company, including ratification, revision, termination or rescission of the transaction, and take the course of action the Audit Committee deems appropriate under the circumstances.

No director may participate in any approval or ratification of a related person transaction in which the director or an immediate family member of the director is involved. The Audit Committee may only approve or ratify those transactions the Committee determines to be in the Company's best interest. In making this determination, the Audit Committee will review and consider all relevant information available to it, including:

- the related person's interest in the transaction;
- the terms (including the amount involved) of the transaction;
- the amount of the related person's interest in the transaction;
- whether the transaction was undertaken in the ordinary course of the Company's business;
- whether the terms of the transaction are fair to the Company and no less favorable to the Company than terms that could be reached with an unrelated third party;
- the business reasons for the transaction and its potential benefits to the Company;
- the impact of the transaction on the related person's independence; and
- whether the transaction would present an improper conflict of interest for any director, director nominee or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the related person, the direct or indirect nature of the related person's interest in the transaction and the ongoing nature of any proposed relationship and any other factors the Audit Committee deems relevant.

Any related person transaction previously approved or ratified by the Audit Committee or otherwise already existing that is ongoing in nature is to be reviewed by the Audit Committee annually.

Under the terms of the Policy, the following related person transactions are deemed to be pre-approved or ratified (as appropriate) by the Audit Committee even if the aggregate amount involved would exceed $120,000:

- interests arising solely from ownership of the Company's common shares if all shareholders receive the same benefit on a pro rata basis (i.e., dividends);
- compensation to an executive officer of the Company, as long as the executive officer is not an immediate family member of another executive officer or director of the Company and the compensation has been approved by the Compensation Committee or is generally available to the Company's employees;
- compensation to a director for services as a director if the compensation is required to be reported in the Company's proxy statements;
- interests deriving solely from a related person's position as a director of another entity that is a party to the transaction;
- interests deriving solely from the related person's direct or indirect ownership of less than 10% of the equity interest (other than a general partnership interest) in another person which is a party to the transaction; and
- transactions involving competitive bids.

In addition, the Audit Committee will presume that the following transactions do not involve a material interest:

- transactions in the ordinary course of business with an entity for which a related person serves as an executive officer, provided (i) the affected related person did not participate in the decision of the Company to enter into the transaction and (ii) the amount involved in any related category of transactions in a 12-month period is not greater than the lesser of (a) $1,000,000 or (b) 2% of the other entity's gross revenues for its most recently completed fiscal year or (c) 2% of the Company's consolidated gross revenues for its most recently completed fiscal year;

- donations, grants or membership payments to nonprofit organizations, provided (a) the affected related person did not participate in the decision of the Company to make such payments and (b) the amount in a 12-month period does not exceed the lesser of $1,000,000 or 2% of the recipient's gross revenues for its most recently completed fiscal year; and

- Company use of facilities (such as dining facilities and clubs) if the charges for such use are consistent with charges paid by unrelated third parties and are fair, reasonable and consistent with similar services available for similar facilities.

**Transactions with Related Persons**

The Company is a party to certain agreements relating to the rental of aircraft to and from JMAC, Inc., a private investment company ("JMAC") and McAir, Inc. ("McAir"), a corporation wholly-owned by the John H. McConnell Trust. Following the death of his father, John H. McConnell, beneficial ownership of certain family-owned businesses and common shares transferred to John P. McConnell, Chairman of the Board and Chief Executive Officer of the Company. Under the agreements with JMAC and McAir, the Company may lease aircraft owned by JMAC and McAir as needed for a rental fee per flight; and under the agreements with the Company, JMAC and McAir are allowed to lease aircraft operated by the Company, on a per-flight basis, when the Company is not using the aircraft. The Company also makes its pilots available to McAir and JMAC for a per-day charge. The rental fees paid to and by the Company under the per-flight rental agreements are set based on Federal Aviation Administration ("FAA") regulations. The Company believes the rental fees set in accordance with such FAA regulations for Fiscal 2011 exceeded the direct operating costs of the aircraft for such flights. Also, based on quotes for similar services provided by unrelated third parties, the Company believes that the rental rates paid to McAir and JMAC are no less favorable to the Company than those that could be obtained from unrelated third parties.

For Fiscal 2011, (a) the Company paid an aggregate amount of $214,230 under the McAir lease agreement for airplane rental when Company-owned planes were not available; and (b) the Company received an aggregate amount of $33,182 from JMAC, $10,050 from McAir, and $30,700 from Blue Jackets Air, LLC for airplane rental and pilot services. Blue Jackets Air, LLC primarily provides air transportation services for the Columbus Blue Jackets, a professional hockey team of which John P. McConnell is the majority owner.

During Fiscal 2011, the Company, either directly or through business expense reimbursement, paid approximately $259,479 to Double Eagle Club, a private golf club owned by the McConnell family (the "Club"). The Company uses the Club's facilities for Company functions and meetings, and for meetings, entertainment and overnight lodging for customers, suppliers and other business associates. Amounts charged by the Club to the Company are no less favorable to the Company than those that are charged to unrelated members of the Club.

During Fiscal 2011, the Company paid Compuware, a software development company of which Mr. Karmanos is Executive Chairman and Founder and a 3% shareholder, approximately $1.6 million, primarily for Compuware's Covisint EDI service and for Compuware's services providing software quality assurance and for project management services in connection with the Company's Oracle ERP system and other projects. Mr. Karmanos serves as a director of the Company. Compuware was selected for these services from a number of competing service providers which had responded to the Company's request for proposal and were interviewed by the Company. Compuware's selection was based on a number of factors including price, experience and capabilities. Compuware supplies its Covisint services for the Company's EDI communications. Compuware also supplies resources for project coordination, organization and testing, and generally assists the Company in ensuring that the Oracle ERP system is installed, tested, operated and integrated with the Company's information technology system in a proper manner. Compuware also provides general information technology consulting services, as requested by the Company. The payments made to Compuware for Fiscal 2011 amounted to approximately 0.17% of Compuware's consolidated total revenues for its most recent fiscal year, and approximately 0.0007% of the Company's consolidated net revenues for Fiscal 2011.

## EXECUTIVE COMPENSATION

### Compensation Discussion and Analysis

#### *Role of the Compensation Committee*

The Compensation Committee reviews and administers the compensation for the Chief Executive Officer ("CEO") and other members of executive management, including the named executive officers ("NEOs") identified in the "Fiscal 2011 Summary Compensation Table" appearing on page 42 of this Proxy Statement. The Compensation Committee also oversees the Company's annual incentive plan for executives, long-term incentive plan, stock option plans, and non-qualified deferred compensation plans.

The Compensation Committee is comprised of four directors, each of whom qualifies as "independent" under the applicable NYSE Rules, and is free from any relationship (including disallowed consulting, advisory or other compensatory arrangements) prohibited by applicable laws, rules or regulations or that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. Ms. Anderson, Mr. Blystone and Mr. Endres also qualify as "outside directors" for purposes of Section 162(m) of the Internal Revenue Code and as "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act. Since Mr. Karmanos may not qualify as an outside director for purposes of Section 162(m) or as a non-employee director for purposes of Rule 16b-3, he abstains from voting on Section 162(m) and Rule 16b-3 related matters.

The Compensation Committee operates under a written charter adopted by the Board. Among its other duties, the Compensation Committee is responsible for setting and administering the policies that govern executive compensation. These include: reviewing and approving the compensation philosophy, policies, objectives and guidelines for the Company's executive management; reviewing and approving, if deemed appropriate, peer group companies and data sources for evaluation purposes; reviewing and approving corporate goals and objectives, including performance goals, relevant to CEO and executive management compensation; evaluating the performance of the CEO and executive management in light of the approved corporate goals and objectives; setting the CEO's compensation, including the types of compensation; setting or making recommendations with respect to the amount and types of compensation for the Company's other executive officers and directors, as appropriate; reviewing incentive compensation arrangements to confirm incentive pay, policies and practices do not encourage unnecessary risk taking; and producing, reviewing and/or discussing with management, as appropriate, the reports and other information required by applicable law, rules, regulations or other standards with respect to executive and director compensation.

The Compensation Committee has sole authority to retain and terminate such compensation consultants, legal counsel and other advisors, as the Compensation Committee deems appropriate to fulfill its responsibilities, including sole authority to approve the fees and other terms of retention. The Compensation Committee has retained an independent compensation consultant, Towers Watson, for the purpose of assisting the Committee in fulfilling its responsibilities, including providing additional services on the amount and form of executive and director compensation. Management also periodically retains Towers Watson to provide additional services to the Company with respect to compensation matters.

While the Compensation Committee retains Towers Watson, in carrying out assignments for the Compensation Committee, Towers Watson may interact with the Company's management including the Vice President-Human Resources, the Vice President-Administration, General Counsel and Secretary and the Vice

President-Chief Financial Officer and their respective staffs in order to obtain information. In addition, Towers Watson may, in its discretion, seek input and feedback from management regarding its work product prior to presentation to the Compensation Committee in order to confirm information or address certain issues.

The agendas for the Compensation Committee's meetings are determined by the Committee's Chair with assistance from the CEO, the Vice President-Human Resources and the Vice President-Administration, General Counsel and Secretary. These individuals, with input from the Compensation Committee's compensation consultant, make compensation recommendations for the NEOs and other top executive officers. After each regularly scheduled meeting, the Compensation Committee may meet in executive session. When meeting in executive session, the Compensation Committee will generally have a session with the CEO only, a session with the compensation consultant only, and conclude with a members-only session. The Compensation Committee Chair reports on Committee actions to the full Board at the following Board meeting.

***Stock Ownership Guidelines***

In order to further emphasize the stake that the Company's directors and officers have in fulfilling the goal of building and increasing shareholder value, and to deepen the resolve of executive leadership to fulfill that goal, in August 2004, the Company established stock ownership guidelines for directors and senior executives. These guidelines were adjusted in March 2008 due to the implementation of the Company's current compensation program. Target ownership levels are structured as a multiple of the executive's annual base salary or the director's annual retainer, as applicable, with directors and the CEO set at five times, the Chief Financial Officer and the Chief Operating Officer set at 3.5 times, business unit Presidents, Executive Vice Presidents and Senior Vice Presidents set at 2.5 times, and other senior executives set at 1.25 times. For purposes of these guidelines, stock ownership includes common shares held directly or indirectly, common shares held in an officer's 401(k) plan account(s) and theoretical common shares credited to the bookkeeping account of an officer or a director in one of the Company's non-qualified deferred compensation plans. Each covered officer or director is expected to attain the targeted level within five years from the date he or she is appointed or elected to the position. According to the stock ownership guidelines, once an executive reaches the targeted ownership level, and so long as those common shares are retained and the individual remains subject to the same guideline level, there is no obligation to purchase additional common shares as a result of fluctuations in stock price.

***Company Compensation Philosophy***

A basic philosophy of the Company has long been that employees should have a meaningful portion of their total compensation tied to performance and that the Company should use incentives which are intended to drive and reward performance. In furtherance of this philosophy, most full-time, non-union employees of the Company participate in some form of incentive compensation program. These programs include cash profit-sharing programs, which compute payouts based on a fixed percentage of profits, and short-term incentive bonus programs that primarily tie bonuses to the operating results of the Company or the applicable business unit.

***Executive Compensation Philosophy and Objectives***

The Company's objectives with respect to executive compensation are to attract and retain highly qualified executives, to align the interest of management with the interest(s) of shareholders and to provide incentives, based primarily on Company performance, for reaching established Company goals and objectives. To achieve these objectives, the Compensation Committee has determined that total compensation for executives will exhibit three characteristics:

- It will be competitive in the aggregate using broad-based business comparators to gauge the competitive market;
- It will be performance-oriented and highly leveraged, with a substantial portion of the total compensation tied to performance, primarily that of the Company and/or that of the applicable business unit; and

- It will promote long-term careers at the Company.

The Company's practice has long been that executive compensation be highly leveraged. The Company's compensation program emphasizes performance-based compensation (pay-at-risk) that promotes the achievement of short-term and long-term Company objectives. The Company believes it is appropriate to provide a balance between incentives for current short-term performance and incentives for long-term profitability of the Company. The Company's executive compensation program, therefore, includes both a short-term cash incentive bonus program and a long-term incentive compensation program. The Company also believes it appropriate for long-term incentives to have a cash compensation component and an equity-based compensation component, which incentivizes executives to drive Company performance and aligns their interest with those of the Company's shareholders. Individual components of executive compensation are discussed below.

In fulfilling its responsibilities, the Compensation Committee annually reviews certain market compensation information with the assistance of its independent compensation consultant, Towers Watson, who is directly engaged by the Compensation Committee to prepare the information. This includes information regarding compensation paid to officers with similar responsibilities by a broad-based group of more than 950 companies (the "comparator group"). A list of the entities in the comparator group is set forth on Appendix I of this Proxy Statement. The comparator group is comprised predominantly of manufacturing companies, maintained in the executive compensation data base of Towers Watson at the time the study is conducted with revenues between $1 billion and $36 billion (median of $5 billion). Changes in the comparator group occur as companies begin or cease participation in the data base, due to a sale, merger or acquisition of the companies included, due to an increase or decrease in revenues, or for other reasons. The Compensation Committee neither selects nor specifically considers the individual companies which are in the comparator group. For comparison purposes, due to variance in size of the companies in the comparator group, regression analysis, which is an objective analytical tool used to determine the relationship between data, is used to adjust data. The Compensation Committee believes that using this broad-based comparator group minimizes the effects of changes to the group due to changes in data base participation, lessens the impact a single entity can have on the overall data, provides more consistent results and better reflects the market in which the Company competes for executive talent.

During its review process, the Compensation Committee meets directly with the compensation consultant and reviews comparator group information with respect to base salaries, short-term cash incentive bonuses and long-term incentive compensation programs. The Compensation Committee considers comparator group information provided by the compensation consultant as an important factor in determining the appropriate levels and mix of executive compensation.

Base salaries of the NEOs and other executives generally fall below market median comparables developed from the comparator group, although the actual base salaries of the NEOs and other executives vary from individual to individual and position to position due to factors such as time in the position, performance, experience, internal equity and other factors the Compensation Committee deems appropriate. Target short-term cash incentive bonus opportunities to be paid to the NEOs and other executives for achieving targeted levels of performance are generally above what the compensation consultant considers market median for annual bonuses because base salaries are intentionally set below market median comparables and performance at target bonus levels is generally based upon stretch performance, as compared to original forecasts. Long-term incentive compensation opportunities of the NEOs and other executives generally fall in the range of market median developed by the compensation consultant. While comparator group information is a factor considered in setting compensation, where a specific NEO's or other executive's annual cash incentive bonus and long-term incentive compensation falls relative to the market median developed from the comparator group will vary based upon the factors listed above. Annual cash incentive bonuses and long-term incentive compensation actually paid may vary significantly depending on Company and/or business unit performance during the applicable year(s).

The Compensation Committee uses tally sheets as a tool to assist in its review of executive compensation. These tally sheets contain the components of the CEO's and other NEOs' current and historical total compensation, including base salary, short-term cash incentive bonuses and long-term incentive compensation. These tally sheets also show the estimated compensation that would be received by the CEO and other NEOs under certain scenarios, including in connection with a change in control of the Company.

While prior compensation or amounts realized or realizable from prior awards are given some consideration, the Compensation Committee believes that the current and future performance of the Company and the executive officers should be the most significant factors in setting the compensation for the Company's executive officers.

The CEO's performance is annually evaluated by the Compensation Committee and/or the full Board. The criteria considered include: overall Company performance; overall leadership; the CEO's performance in light of, and his development and stewardship of, the Company's philosophy and its current and long-term strategic plans, goals and objectives; development of an effective senior management team; appropriate positioning of the Company for future success; and effective communications with the Board and stakeholders. At the request of Mr. McConnell, his base salary and overall compensation have been well below market median levels. The Compensation Committee also evaluates the performance of the other NEOs, as appropriate, when annually reviewing and setting executive compensation levels. The criteria considered for the other NEO's are similar as those for the CEO, adjusted as to the NEO's position, with a focus on the applicable business unit for the NEO's who are business unit Presidents.

***Compensation Risk Analysis***

Our executive compensation programs are designed to be balanced, with a focus on both achieving consistent, solid year-to-year financial results and growing shareholder value over the long term. The highest amount of compensation can be attained under these programs, taken as a whole, through consistently strong performance over sustained periods of time. This provides strong incentives for achieving success over the long term and avoiding excessive risk taking in the short term.

The Company has long believed that compensation incentives, based primarily upon Company earnings or similar performance measures, have played a vital role in the success of the Company. Making profit sharing, bonuses and/or other incentive payments broadly available to all levels of non-union employees has fostered an ownership mentality throughout the workforce which has resulted in long-term employment and a desire to drive consistent financial performance. The Company's culture, aided by this ownership mentality, is focused on striving to continually improve performance and achieve long-term success without engaging in excessive risk taking.

Although the Company's compensation practices have long been more leveraged than general market compensation practices, we do not believe, for a number of reasons, that our compensation incentives encourage excessive risk taking that may conflict with the long-term best interest of the Company and its shareholders. First, we believe base salaries are a sufficient component of total compensation so that excessive risk taking is not necessary. In December 2007, the Company revised its compensation program to increase base wages and moderate short-term incentive compensation to support this position. Second, the performance and economic value added goals under our annual short-term performance plan are based upon realistic earnings and economic value added levels, reviewed and approved by the Board, that we believe participants can attain without taking inappropriate risks or materially deviating from normal operations, expected continuous improvement or approved strategy. Third, our long-term cash performance awards and performance share awards are based upon performance over three-year periods which mitigates against the taking of short-term risk. Fourth, in setting targets for short-term bonuses and long-term incentive compensation, restructuring and non-recurring items are generally eliminated, which limits rewards for risky behavior outside the ordinary course of business. Fifth, stock options generally contain a three-to five-year incremental vesting schedule and provide rewards based on the long-term performance of our common shares. Sixth, the restricted share awards granted in Fiscal 2012, further link executive compensation to the long-term value of our common shares.

The Company's stock ownership guidelines also drive stock ownership among executives, again aligning their interests with the interests of our shareholders and the long-term growth in the value of the Company's common shares. This is most evident in the shareholdings of our CEO, John P. McConnell, who is by far the

Company's largest shareholder. His potential financial reward for the long-term growth in the value of the Company's common shares far outweighs any short-term compensation he may receive as a result of any excessive short-term risk taking.

**Cash Compensation Paid in Fiscal 2011**

Short-term cash compensation paid to the Company's executives, including the CEO and the other NEOs, was up significantly for Fiscal 2011, as short-term cash incentive bonus performance reached close to maximum levels. The Company and its business units posted strong results, and the payments were made (a) to corporate executives based upon corporate economic value added ("EVA") and corporate earnings per share ("EPS") results; and (b) to business unit executives, based upon corporate EPS and business unit operating income and EVA. For Fiscal 2011, corporate EPS increased 168% from Fiscal 2010 (303% excluding the impact of FIFO gains and non-recurring and restructuring charges); and corporate EVA was a positive $16.8 million despite volumes in most businesses still being relatively weak on historic basis.

Consistent with the philosophy of our executive compensation program, base wages paid in Fiscal 2011 were generally below median levels of the comparator group, while earned short-term cash compensation was above median levels due to the strong financial performance versus targets.

Despite the much stronger performance in Fiscal 2011, no long-term cash or performance share incentive compensation was paid for the three-year performance period ended May 31, 2011, as even the strong performance in Fiscal 2011 could not overcome the drag caused by the recession earlier in the three-year performance period.

Throughout the last three years, the Compensation Committee has been impressed with management's attitude and performance in response to the recession, the resulting difficult market conditions, and the somewhat improved conditions in the past year. Aided by the Transformation Plan which management developed and began implementing during Fiscal 2008, the Company has taken difficult steps to reduce costs, including facility closures and workforce reductions, to improve efficiencies and to right size various operations. It implemented a focused sales effort, a consolidated sourcing and supply chain strategy, and took other actions to place the Company in a solid competitive position. Management also took interim cost-cutting measures, some of which had an adverse impact on their own compensation, to assist the Company through the difficult economic environment. As a result, the Company was able to achieve the stronger results in Fiscal 2011 despite volumes still being well below what we would consider historically good levels. The Company has also taken a number of positive strategic moves. For example, the acquisition of the new Cleveland steel processing facility has proved to be very profitable. Combining the metal framing operation into the ClarkDietrich Joint Venture generated cash, added new locations and assets to our steel processing business, and gave us a continuing interest in a metal framing joint venture which should be in a stronger position to capitalize as the construction market returns.

The increase in management's executive compensation for Fiscal 2011 was aligned with an improvement in our shareholders' interest, as shareholder value also was favorably impacted by the Fiscal 2011 performance. As an example, the average closing price for the Company's common shares for the month of July (which followed the Company's earning announcement) was up solidly in July 2011 from July 2010. Also, the Board of Directors voted to increase the quarterly dividend for the first quarter of Fiscal 2012 from $0.10 per share to $0.12 per share. Overall, the Compensation Committee believes that the Company's CEO, the other NEOs, and management overall has performed well, as evidenced not only by the Fiscal 2011 results, but also in the strategic actions to position the Company, and its various businesses and joint ventures, to be able to further enhance results as the economy and business conditions improve.

***Compensation Components***

***Base Salaries***

Base salaries for the NEOs and other executive officers are set to reflect the duties and responsibilities inherent in each position, individual levels of experience, performance, market compensation information, internal equity among positions in the Company, and the Compensation Committee's judgment. The Compensation Committee annually reviews information regarding compensation paid by the comparator group to executives with similar responsibilities. It is the Compensation Committee's intent, in general, to set base salaries at the low end of market median levels, with consideration given to the other factors listed above, and have total annual cash compensation be driven by bonuses.

In June 2011, the Compensation Committee increased the base salaries for most executives in the range of 5%. The Compensation Committee made no change in executive base salaries in June 2009 (and base wages were reduced during the summer of 2009) in light of prevailing economic and market conditions. Base salaries for most executives were increased in the range of 3% in June 2010.

***Short-Term Incentive Compensation***

The NEOs and certain other key employees of the Company participate in the Company's short-term incentive bonus program under which annual awards for corporate executives are generally tied to achieving specified levels (threshold, target and maximum) of corporate EVA and EPS and for business unit executives, corporate EPS, business unit operating income (EOI) and business unit EVA, for the applicable 12-month performance period. Restructuring and non-recurring charges are generally excluded from all calculations, and for Fiscal 2011 and Fiscal 2012, the impact of FIFO gains or losses are factored out in calculating corporate EPS and Steel business unit EOI. For corporate executives, each performance measure carries a 50% weighting. For business unit executives, the corporate EPS carries a 20% weighting, business unit EOI carries a 30% weighting, and business unit EVA carries a 50% weighting. For performance falling between threshold and target or between target and maximum, the award is prorated. If threshold levels are not reached for any performance measure, no bonus will be paid. Short-term cash incentive bonus payouts will be made within a reasonable time following the end of the performance period in cash, unless the Board specifically provides for a different form of payment. In the event of a change in control of the Company followed by the termination of the participant's employment during the relevant performance period, the short-term cash incentive bonus award of the participant would be considered to be earned at target and payable as of the date of termination of employment.

Short-term cash incentive bonuses earned for the twelve months of Fiscal 2011; Fiscal 2010; and the first six months and the 12 months of Fiscal 2009 are shown in the "Fiscal 2011 Summary Compensation Table" on page 42 of this Proxy Statement as short-term incentive bonus awards within "Non-Equity Incentive Plan Compensation".

Effective June 29, 2011, the Compensation Committee granted annual cash incentive bonus awards to the NEOs for the 12-month period ending May 31, 2012. These annual cash incentive bonus awards for Fiscal 2012 are shown in the "Annual Cash Incentive Bonus Awards Granted for Fiscal 2012" table on page 50 of this Proxy Statement.

***Long-Term Incentive Compensation***

The Compensation Committee has implemented a long-term incentive compensation program for the NEOs and other executive officers, which consists of: (a) annual option grants; (b) long-term performance share awards based on achieving measurable financial results over a multiple-year period; and (c) long-term cash performance awards based on achieving measurable financial results over a multiple-year period. Long-term performance share awards and long-term cash performance awards are made under the Worthington Industries, Inc. Amended and Restated 1997 Long-Term Incentive Plan (the "1997 LTIP"). Options are generally granted under one of the Company's stock option plans or under the 1997 LTIP. All of these plans have been approved by the Company's shareholders.

For Fiscal 2012, the Compensation Committee added awards of restricted common shares to the long-term incentive program and somewhat reduced the size of the other long-term incentive awards.

The sizes of long-term cash performance awards, performance share awards and option grants (and for Fiscal 2012, restricted share awards) are generally set based upon market median values for the comparator group, as adjusted for items such as the officer's time in the position, internal equity, performance and other such factors as the Compensation Committee deems appropriate. The percentage of the long-term compensation provided by each type of award is determined by the Compensation Committee. The value given to each option for purposes of these awards is determined by the Compensation Committee based on input from its compensation consultant taking into account the anticipated grant date fair value calculated under applicable accounting rules, and the option values used for recent annual grants. The same is true from restricted common shares. Likewise, the value of the performance share awards is also based upon input from the compensation consultant and the applicable anticipated fair value calculated under accounting rules, and the value of recent annual grants. The value used for cash performance awards is generally the amount that can be earned at target. The specific amount of each type of award granted to an executive is determined consistent with the above, with the specific amounts determined by the Compensation Committee on a subjective basis combining all of the factors considered.

The Compensation Committee believes that using a blend of restricted share awards and options, long-term performance share awards and long-term cash performance awards represents a particularly appropriate and balanced method of motivating and rewarding senior executives. Restricted share awards and options align the interests of employee option holders with those of shareholders by providing value tied to the stock price appreciation. Cash performance awards motivate long-term results because their value is tied to sustained financial achievement over a multiple-year period. Performance share awards blend both of these features because the number of performance shares received is tied to sustained financial achievement over a multiple-year period, and the value of those performance shares is tied to the price of the Company's common shares. The Compensation Committee believes the combination of these forms of incentive compensation is superior to a reliance upon only one form and is consistent with the Company's compensation philosophy and objectives.

The Compensation Committee generally approves annual restricted share and option awards at its June meeting. The option grants are generally made effective following the meeting and after the Company has reported its earnings for the prior fiscal year. Long-term performance share awards and long-term cash performance awards have been based on performance over a three-fiscal-year period beginning with the first day of the first fiscal year in that period. An explanation of the calculation of the compensation expense relative to the equity-based long-term incentive compensation is set forth under the heading "Equity-Based Long-Term Incentive Compensation Accounting" on page 37 of this Proxy Statement.

Neither the Company nor the Compensation Committee has backdated stock option grants to obtain lower exercise prices.

***Options***

Options are generally awarded annually to the NEOs and a select group of executives. It has been the practice of the Company to award options to a broader group of key employees every three years and options may also be granted at other times to selected key employees and to selected new key employees when their employment begins. In practice, the number of common shares covered by an option award generally depends upon the employee's position and external market data. Options provide employees with the opportunity to participate in increases in shareholder value as a result of stock price appreciation, and further the Company's objective of aligning the interest of management with the interests of shareholders.

Options granted to employees between 1984 and May 31, 2011 have been non-qualified stock options, which generally vested at a rate of 20% per year with full vesting at the end of five years. Options granted to employees from June 1, 2011 moving forward will continue to be non-qualified stock options but will vest at a rate of 33.33% per year with full vesting at the end of three years. In the event an optionee's employment terminates as a result of retirement, death or total disability, any unexercised options outstanding and exercisable on that date will remain exercisable by the optionee or, in the event of death, by the optionee's beneficiary, until the earlier of either the fixed expiration date, as stated in the applicable option award agreement, or, depending on the time the option was granted, either 12 or 36 months after the last day of employment due to retirement, death or disability. Should termination occur for any reason other than retirement, death or disability, all unexercised options will be forfeited. In the event of a change in control of the Company (as defined in the respective option plans or award agreements), options then outstanding will become fully vested and exercisable. For options granted June 1, 2011 and after, the change in control must be followed by a termination of employment for this provision to apply. The Compensation Committee may allow an optionee to elect, during the 60-day period following a change in control, to surrender an option or a portion thereof in exchange for a cash payment equal to the excess of the change in control price per share over the exercise price per share.

The option grants to the NEOs in Fiscal 2011 are detailed in the "Grants of Plan-Based Awards for Fiscal 2011" table on page 45 of this Proxy Statement. For purposes of the Grants of Plan-Based Awards for Fiscal 2011 table, options are valued based on their grant date fair value and calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718") (formerly Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment"). This value for options is also reported in the "Option Awards" column of the "Fiscal 2011 Summary Compensation Table" on page 42 of this Proxy Statement.

Effective July 2, 2010, the Company made a broad-based award of options for Fiscal 2011 to 966 employees to purchase an aggregate of 2,316,300 common shares, with an exercise price equal to $12.05, the fair market value of the common shares on the grant date. Of those options granted, 314,500 common shares were covered by options awarded to the current NEOs. Information on the options awarded to the current NEOs is shown in the "Grants of Plan-Based Awards for Fiscal 2011" table on page 45 of this Proxy Statement.

Between July 13, 2010 and June 30, 2011, the Company made awards of options to 15 employees to purchase an aggregate of 33,000 common shares, with exercise prices equal to the fair market value of the common shares on the respective grant dates, which ranged from $15.00 to $21.03. None of these options were granted to NEOs. These options were granted to employees not covered by the July 2, 2010 grant and included employees who started employment with the Company or started in new positions with the Company.

Effective June 30, 2011, the Company made awards of non-qualified options to 44 employees to purchase an aggregate of 443,750 common shares, with an exercise price equal to $23.10, the fair market value of the common shares on the grant date. Of those options granted, 212,000 common shares were covered by options awarded to the current NEOs.

***Performance Awards – General***

Beginning in Fiscal 1998, the Company has awarded a select group of key executives, including the NEOs, long-term cash performance awards based upon results over a prospective three-year performance period. Starting with the three-year performance period that began on June 1, 2006, the Company reduced the size of the targeted option awards to executives and added long-term performance share awards.

Payouts of the long-term cash performance awards and the long-term performance share awards for corporate executives are generally tied to achieving specified levels (threshold, target and maximum) of cumulative corporate economic value added and earnings per share growth over the performance period, with each performance measure carrying a 50% weighting. For business unit executives, cumulative corporate economic value added and earnings per share growth measures together carry a 50% weighting, and business unit operating income targets are weighted 50%. If the performance level falls between threshold and target or between target and maximum, the award is prorated. Payouts, if any, would generally be made in the quarter following the end of the applicable performance period. Calculation of the Company results and attainment of performance measures are made solely by the Compensation Committee based upon the Company's consolidated financial statements. The Compensation Committee may make changes and adjustments in calculating the performance measures and results to take into account or eliminate the effects of FIFO, restructuring charges or unusual or non-recurring events, including, without limitation, changes in tax and accounting rules and regulations, extraordinary gains and losses, mergers and acquisitions, and purchases or sales of substantial assets, provided that, if Section 162(m) of the Internal Revenue Code would be applicable to the payout of the award, any such change or adjustment, if not provided for when the targets are set, must be permissible under Section 162(m). These performance measurements have been chosen because the Compensation Committee believes that: (i) the earnings per share growth metric strongly correlates with the Company's growth in equity value; (ii) operating income at a business unit ties directly into Company earnings per share growth; and (iii) the cumulative corporate economic value added target, which is driven by net operating profit in excess of the cost of capital employed, keeps management focused on the most effective use of existing assets and pursuing only those growth opportunities which provide returns in excess of the cost of capital.

The Company has used these, or similar performance measures, since long-term cash performance awards were first granted for the performance period ended May 31, 1998. The Company's overall performance levels reached at least threshold in five out of the 13 three-year performance periods which have ended on or prior to May 31, 2011.

Three-year performance levels (threshold, target and maximum) are generally set based upon achieving set levels of (i) cumulative economic value generated over the three-year performance period and (ii) compounded growth in Company earnings per share or business unit operating income from the levels attained in the fiscal year prior to the start of the performance period. No threshold levels were attained and no payouts were made to executive officers for the three-year performance period ended May 31, 2011, with respect to either long-term cash performance awards or performance share awards. Based on the Company's performance for Fiscal 2010, Fiscal 2011 and Fiscal 2012 (through the date of this Proxy Statement), and in particular the decline in results caused by the recession, it appears that it will be difficult for the Company to attain much above the threshold performance measures applicable to the NEOs for the three-year period ending May 31, 2012. The Company is much better positioned to achieve results between target and maximum levels for the three-year performance period ending May 31, 2013.

***Performance Share Awards***

The performance share program provides grants of long-term performance share awards to selected key executives, which are earned only if the specified performance objectives discussed above under "Performance Awards – General" are met over a three-year period. Performance share awards are intended to reward executives for achieving pre-established financial goals over a three-year period while at the same time rewarding them for any increase in common share price, since the value of the common shares earned will depend upon the common share price at the end of the three-year performance period. The awards also facilitate stock ownership among the executives by delivering full-value common shares (if the financial targets are met) and are less dilutive to shareholders than options.

The performance measures for the performance share awards are discussed in the prior section, "Performance Awards – General." All performance share awards are paid in common shares. No common shares are awarded if none of the three-year financial threshold measures are met. Common shares which are earned, if any, are issued to participants after the Company's financial results for the three-year period are finalized and the Compensation Committee has determined which performance levels have been attained. In general, termination of employment results in termination of awards. However, if termination is due to death, disability or retirement, a pro rata payout will be made for performance periods ending 24 months or less after termination of employment based on the number of months of employment completed by the participant during the performance period before the effective date of termination, provided that the applicable performance goals are achieved. No payout will be made for performance periods ending more than 24 months after termination of employment. Unless the Board specifically provides otherwise, in the event of a change in control of the Company, all performance share awards would be considered to be earned and payable in full at the maximum level and immediately settled or distributed. For the three-year performance share awards granted in Fiscal 2012, a double trigger was added and the change in control must be followed by a termination of employment for this provision to apply.

No long-term performance share awards were earned for the three-year performance period ended May 31, 2011, because none of the threshold levels were attained. Long-term performance share awards granted in Fiscal 2011 for the three-year performance period ending May 31, 2013 can be found in the table headed "Grants of Plan-Based Awards for Fiscal 2011" on page 45 of this Proxy Statement. An explanation of the calculation of the compensation expense relative to those awards is set forth under the heading "Equity-Based Long-Term Incentive Compensation Accounting" below. If the performance criteria are met, the performance shares earned would generally be issued in the quarter following the end of the performance period.

Information on long-term performance share awards granted in Fiscal 2012 for the three-year performance period ending May 31, 2014 is shown in the "Long-Term Performance Awards, Option Awards and Restricted Share Awards Granted in Fiscal 2012" table on page 51 of this Proxy Statement.

***Long-Term Cash Performance Awards***

Three-year cash performance awards are intended to reward executives for achieving pre-established financial goals over a three-fiscal-year period. These long-term cash performance awards are granted to selected key executives and are earned only if the specified performance objectives, as discussed above, are met over the three-year performance period. Three-year cash performance awards may be paid in cash, common shares or any combination thereof, as determined by the Compensation Committee at the time of payment. If the performance criteria are met, payouts would generally be made in the quarter following the end of the performance period.

The performance measures for the long-term cash performance awards are discussed above under "Performance Awards – General." Nothing is paid under the long-term cash performance awards if none of the three-year financial threshold measures are met. In general, termination of employment results in termination of awards. However, if termination is due to death, disability or retirement, a pro rata payout will be made for performance periods ending 24 months or less after termination of employment based on the number of months of employment completed by the participant during the performance period before the effective date of termination, provided that the applicable performance goals are achieved. No payout will be made for performance periods ending more than 24 months after termination of employment. Unless the Compensation Committee specifically provides otherwise at the time of grant, in the event of a change in control of the Company, all long-term cash performance awards would be considered to be earned and payable in full at the maximum level, and immediately settled or distributed. For the three-year cash performance awards granted in Fiscal 2011 and Fiscal 2012, a double trigger was added and the change in control must be followed by a termination of employment for this provision to apply.

No long-term cash performance awards were earned for the three-year performance period ended May 31, 2011, as none of the threshold levels were attained. Long-term cash performance awards granted in Fiscal 2011 for the three-year performance period ending May 31, 2013 can be found in the "Grants of Plan-Based Awards for Fiscal 2011" table on page 45 of this Proxy Statement.

Information on long-term cash performance awards granted in Fiscal 2012 for the three-year performance period ending May 31, 2014 can be found in the table headed "Long-Term Performance Awards, Option Awards and Restricted Share Awards Granted in Fiscal 2012" on page 51 of this Proxy Statement.

***Annual Restricted Share Awards***

Effective June 30, 2011 the Compensation Committee granted annual time-vested restricted share awards for the first time to 26 executives covering 70,700 restricted common shares, which vest in three years. Of those awards, 34,000 restricted common shares were awarded to the current NEOs. Restricted share awards are intended to reward and incent executives by directly aligning the interests of management with the interests of shareholders. The vesting provisions of restricted common shares also serves as a management retention incentive. For further details of restricted share awards granted on June 30, 2011, see "Long-Term Performance Awards, Option Awards and Restricted Share Awards Granted in Fiscal 2012" on page 51 of this Proxy Statement.

***Special Performance-Based Restricted Share Awards***

The Compensation Committee has at times made special one-time long-term incentive awards to certain key employees. Effective June 30, 2011, the Committee made a special award of 185,000 performance-based restricted common shares to each of Mr. Rose and Mr. Russell, both current NEOs. The term of these restricted share awards is five years and will vest if and when the closing price of the Company's common shares is at or above $30.00 per share for 30 consecutive days during the term. The executive may not transfer the shares for five years after vesting, except for shares withheld or sold to pay taxes. The award is forfeited if the executive's employment is terminated or if the target price is not attained during this term. In the case of death or disability, the Compensation Committee may elect, in its sole discretion, to vest all or a portion of the restricted common shares. In the event of a change-in-control followed by a termination of employment (as defined by the Committee) the restricted common shares will vest, subject to any Section 280G limitation imposed by the Compensation Committee. For further details of these restricted share awards granted on June 30, 2011, see "Long-Term Performance Awards, Option Awards and Restricted Share Awards Granted in Fiscal 2012" on page 51 of this Proxy Statement.

Each of Mr. Rose and Mr. Russell has been a key player in driving the Company's transformation efforts and financial results, as well as in other strategic actions taken by the Company in recent years. The Chief Executive Officer and the Board have identified Mr. Rose and Mr. Russell as key executives who will have key roles and responsibilities in leading the Company forward. The Compensation Committee believes this special restrictive share award is a strong retention mechanism that provides a unique incentive to these identified leaders to further enhance the Company's success, and directly ties their compensation to the Company's first corporate goal of increasing the value of our shareholders' investment.

***Claw Back Policy***

The Company does not have a specific claw back policy. If the Company is required to restate its earnings as a result of non-compliance with a financial reporting requirement due to misconduct, under Section 304 of the Sarbanes-Oxley Act of 2002 ("SOX"), the CEO and the Chief Financial Officer would have to reimburse the Company for any bonus or other incentive-based or equity-based compensation received by them from the Company during the twelve-month period following the first filing with the SEC of the financial document that embodied the financial reporting requirement, and any profits realized from the sale of common shares during that twelve-month period, to the extent required by SOX.

***Equity-Based Long-Term Incentive Compensation Accounting***

The accounting treatment for equity-based long-term incentive compensation is governed by ASC 718, which the Company adopted effective June 1, 2006. Options are valued using the Black-Scholes pricing model based upon the grant date price per common share underlying the option award, the expected life of the option, risk-free interest rate, dividend yield, and expected volatility. In adopting ASC 718, the Company selected the modified prospective transition method, which requires that compensation expense be recorded prospectively over the remaining vesting period of the options on a straight-line basis using the fair value of options on the date of grant and the assumptions set forth above. Further information concerning the valuation of options and the assumptions used in that valuation is contained in "Note A – Summary of Significant Accounting Policies – Stock-Based Compensation" and "Note I – Stock-Based Compensation" of the Notes to Consolidated Financial Statements in "Item 8. – Financial Statements and Supplementary Data" of the Company's Annual Report on Form 10-K for Fiscal 2011 filed on August 1, 2011 (the "2011 Form 10-K").

Long-term performance share awards payable in common shares are initially valued using the grant date price per common share based on the target award, and a compensation expense is recorded prospectively over the performance period on a straight-line basis. This amount is then adjusted on a quarterly basis based upon an estimate of the performance level anticipated to be achieved for the performance period in light of actual and forecasted results.

Long-term cash performance awards are initially valued at the target level, and a compensation expense is recorded prospectively over the performance period on a straight-line basis. This amount is then adjusted on a quarterly basis based on an estimate of the performance level anticipated to be achieved for the performance period in light of actual and forecasted results.

Restricted common shares are valued at fair value as of the date of grant and the calculated compensation expense is recognized over their respective vesting periods. For restricted common shares with only time-based vesting, fair value is generally the closing price of the common shares at the respective grant date. If the vesting is subject to other conditions, the value is generally calculated under a Monte Carlo valuation model. Further information concerning the valuation of options and the assumptions used in that valuation is contained in "Note A – Summary of Significant Accounting Policies – Stock-Based Compensation" and "Note I – Stock-Based Compensation" of the Notes to Consolidated Financial Statements in "Item 8. – Financial Statements and Supplementary Data" of the Company's 2011 Form 10-K.

***Deferred Profit Sharing Plan***

The NEOs participate in the Worthington Industries, Inc. Deferred Profit Sharing Plan (the "DPSP"), together with most other full-time, non-union employees of the Company. The DPSP is a 401(k) plan and is the Company's primary retirement plan. Contributions made by the Company to participant accounts under the DPSP are generally based on 3% of eligible compensation which includes base salaries, profit sharing, bonus and short-term performance bonus payments, overtime and commissions, up to the maximum limit set by the Internal Revenue Service ("IRS") from year to year ($245,000 for calendar 2011). In addition, the NEOs and other participants in the DPSP may elect to make voluntary contributions up to set IRS limits. These voluntary contributions are generally matched by Company contributions of 50% of the first 4% of eligible compensation contributed by the participant. Due to economic conditions, the Company suspended making matching contributions effective June 1, 2009, but reinstated them beginning August 19, 2009. Distributions under the DPSP are generally deferred until retirement, death or total and permanent disability.

***Non-Qualified Deferred Compensation***

The NEOs and other highly compensated employees are eligible to participate in the Worthington Industries, Inc. Amended and Restated 2005 Non-Qualified Deferred Compensation Plan (the "2005 NQ Plan"). The 2005 NQ Plan is a voluntary, non-tax qualified, unfunded deferred compensation plan available only to select highly compensated employees for the purpose of providing deferred compensation, and thus potential tax benefits, to these employees.

Under the 2005 NQ Plan, executive officers of the Company may defer the payment of up to 50% of their base salary and up to 100% of their bonus and/or short-term cash incentive bonus awards. Amounts deferred are credited to the participants' accounts under the 2005 NQ Plan at the time the base salary or bonus compensation would have otherwise been paid. In addition, the Company may make discretionary employer contributions to the participants' accounts in the 2005 NQ Plan. In recent years, the Company has made Company contributions in order to provide the same percentage of retirement-related deferred compensation to executives compared to other employees that would have been made but for the IRS limits on annual compensation that may be considered under the DPSP. For the 2010 calendar year, the Company made contributions to the 2005 NQ Plan for participants equal to (i) 3% of an executive's annual compensation (base salary plus bonus) in excess of the IRS maximum; and (ii) a matching contribution of 50% of the first 4% of annual compensation contributed by the executive to a Company retirement plan to the extent not matched by the Company under the DPSP. Participants in the 2005 NQ Plan may elect to have their accounts invested at a rate reflecting (a) the increase or decrease in the fair market value per share of the Company's common shares with dividends reinvested, (b) a fixed rate which is set annually by the Compensation Committee (2.66% for Fiscal 2011), or (c) returns on any funds available for investment under the DPSP. Employee accounts are fully vested under the 2005 NQ Plan. Payouts under the 2005 NQ Plan are made in cash, as of a specified date selected by the participant or when the participant is no longer employed by the Company, either in a lump sum or installment payments, all as chosen by the participant at the time the deferral is elected. The Compensation Committee may permit hardship withdrawals from a participant's accounts under defined guidelines. In the event of a defined change in control, the participants' accounts under the 2005 NQ Plan will generally be paid out as of the date of the change in control.

Contributions or deferrals for the period before January 1, 2005, are maintained under the Worthington Industries, Inc. Non-Qualified Deferred Compensation Plan, effective March 1, 2000 (the "2000 NQ Plan"). Contributions and deferrals for periods on or after January 1, 2005, are maintained under the 2005 NQ Plan, which was adopted to replace the 2000 NQ Plan in order to comply with the provisions of the then newly-adopted Section 409A of the Internal Revenue Code applicable to non-qualified deferred compensation plans. Among other things, the provisions of Section 409A generally are more restrictive with respect to the timing of deferral elections and the ability of participants to change the time and manner in which accounts will be paid. The 2005 NQ Plan and the 2000 NQ Plan are collectively referred to as the "Employee Deferral Plans".

***Perquisites***

The Company makes club memberships available to NEOs and other executives because it believes that such memberships can be useful for business entertainment purposes. In 2007, the Company elected to no longer provide executives with leased Company vehicles and generally eliminated leased Company vehicles for all employees unless a substantial portion of their business time involves travel, as is the case with those individuals in outside sales.

For security reasons, the CEO is encouraged to use Company airplanes for personal travel and the CEO reimburses the Company in an amount that approximates the incremental costs to the Company associated with those flights. Other NEOs who use Company airplanes for personal use are charged an amount equal to the SIFL rate set forth in the regulations promulgated by the United States Department of the Treasury ("Treasury Regulations"), which is generally less than the Company's incremental costs.

***Other Company Benefits***

The Company provides employees, including the NEOs, a variety of employee welfare benefits including medical benefits, disability benefits, life insurance, accidental death and dismemberment insurance, and the DPSP noted above. These benefits are generally provided to employees on a Company-wide basis.

***Change in Control***

The Company's stock option plans generally provide that, unless the Board or the Compensation Committee provides otherwise, upon a change in control of the Company, all options then outstanding will become fully vested and exercisable as of the date of the change in control. For the option grants in Fiscal 2012, a double trigger was added and the change in control must be followed by a termination of employment for this provision to apply. In addition, the Compensation Committee may allow the optionee to elect, during the 60-day period from and after the change in control, to surrender the options or a portion thereof in exchange for a cash payment equal to the excess of the change in control price per share over the exercise price per share.

For purposes of the Company's stock option plans (the 1997 LTIP, the Amended and Restated 2003 Stock Option Plan and the 2010 Stock Option Plan), a change in control will be deemed to have occurred when any person, alone or together with its affiliates or associates, has acquired or obtained the right to acquire the beneficial ownership of 25% or more of the Company's outstanding common shares, unless such person is: (a) the Company; (b) any employee benefit plan of the Company or a trustee of or fiduciary with respect to any such plan when acting in that capacity; or (c) any person who, on the date the applicable plan became effective, was an affiliate of the Company owning in excess of 10% of the Company's outstanding common shares and the respective successors, executors, legal representatives, heirs and legal assigns of such person (an "Acquiring Person Event"). In addition, in the case of options granted under the Amended and Restated 2003 Stock Option Plan and the 2010 Stock Option Plan, a change in control will also be deemed to have occurred if there is a change in the composition of the Board with the effect that a majority of the directors are not "continuing directors" (as defined in each plan).

If a change in control (followed by a termination of employment where applicable) had occurred as of May 31, 2011, the value of the unvested options which would have vested upon the change in control (based upon (a) the difference, if any, between (i) the closing market price of the Company's common shares on May 31, 2011, the last business day of Fiscal 2011 ($21.83), and (ii) the per share exercise price of each such option, multiplied by (b) the number of common shares subject to the unvested portion of each such option), for each of the NEOs would have totaled:

| | |
|---|---|
| John P. McConnell | $2,542,260 |
| George P. Stoe | $1,344,540 |
| B. Andrew Rose | $755,940 |
| Mark A. Russell | $724,200 |
| Harry A. Goussetis | $592,140 |

Long-term cash performance awards and long-term performance share awards provide that, unless the Board or the Compensation Committee provides otherwise, upon a change in control of the Company, all such awards would be considered earned and payable in full at the maximum amounts and would be immediately settled or distributed. For the three-year performance share awards granted in Fiscal 2012 the double trigger requires, the change in control must be followed by a termination of employment for this provision to apply.

For purposes of the 1997 LTIP (under which the long-term cash performance awards and long-term performance share awards have been granted), a change in control will be deemed to have occurred when there is an Acquiring Person Event.

If a change in control (followed by a termination of employment when applicable) had occurred May 31, 2011, the aggregate value of the long-term cash performance awards and the long-term performance share awards (based on the May 31, 2011 closing market price of the Company's common shares of $21.83) which would have been paid to each of the NEOs would have totaled:

| | |
|---|---|
| John P. McConnell | $11,790,570 |
| George P. Stoe | $7,747,050 |
| B. Andrew Rose | $2,629,749 |
| Mark A. Russell | $3,366,140 |
| Harry A. Goussetis | $2,626,010 |

The restricted share awards granted effective June 30, 2011 provide that upon a change in control of the Company followed by a termination of employment, the restricted common shares vest and the restrictions lapse. There were no unvested restricted common shares held by any NEO at May 31, 2011.

Short-term cash incentive bonus awards provide that if during a performance period, (a) a change in control of the Company (as defined in the relevant plan) occurs and (b) the participant's employment with the Company terminates on or after the change in control, the participant's award would be considered earned and payable as of the date of the participant's termination of employment in the amount designated as target for such award and would be settled or distributed following the date of the participant's termination of employment. The target amounts for the short-term cash incentive bonus awards granted to the NEOs for the 12-month performance period ended May 31, 2011, are shown in the "Grants of Plan-Based Awards for Fiscal 2011" table on page 45 of this Proxy Statement.

Under the Employee Deferral Plans, participants' accounts will generally be paid out as of the date of the change in control. See the "Non-Qualified Deferred Compensation for Fiscal 2011" table on page 49 of this Proxy Statement for further information.

The Compensation Committee believes that these change in control provisions are appropriate and well within market norms, particularly because the Company has no formal employment contracts or other formal change in control provisions relative to the NEOs or other executives.

***Tax Deductibility***

Section 162(m) of the Internal Revenue Code generally limits the deduction that the Company may take for certain remuneration paid in excess of $1,000,000 to any "covered employee" of the Company in any one taxable year. Currently, Section 162(m) of the Internal Revenue Code only applies to the Company's CEO as well as the three other highest compensated officers of the Company (not including the Company's Chief Financial Officer). Compensation which qualifies as "qualified performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code and the related Treasury Regulations will not be taken into account in determining whether this $1,000,000 deduction limitation has been exceeded. Awards granted under the Company's stock option plans generally qualify as "qualified performance-based compensation" under Section 162(m) of the Internal Revenue Code and restricted common shares with vesting tied to performance measures would also generally qualify. The Compensation Committee intends to tailor the long-term incentive programs under the 1997 LTIP (except for time vested restricted share awards) and the short-term cash incentive bonus awards granted to executive officers under the Annual Incentive Plan to so qualify. The Compensation Committee believes that the annual cash incentive bonus awards granted for Fiscal 2011 under the Annual Incentive Plan as well as the long-term cash performance awards and long-term performance share awards granted for the three-year period ending May 31, 2014, under the 1997 LTIP will qualify for the "qualified performance-based compensation" exemption under Section 162(m). Please see the description of these awards under the captions "Annual Cash Incentive Bonus Awards Granted for Fiscal 2012" beginning on page 50 of this Proxy Statement and "Long-Term Performance Awards, Option Awards and Restricted Share Awards Granted in Fiscal 2012" beginning on page 51 of this Proxy Statement.

The Compensation Committee intends to continue to examine the best method to pay incentive compensation to executive officers, which will include consideration of the application of Section 162(m) of the Internal Revenue Code. In all cases, whether or not some portion of a covered employee's compensation is tax deductible, the Compensation Committee will continue to carefully consider the net cost and value to the Company of its compensation policies.

**Compensation Committee Report**

The Compensation Committee has reviewed the Compensation Discussion and Analysis (the "CD&A") contained in this Proxy Statement and discussed the CD&A with management.

Based upon such review and discussion, the Compensation Committee recommended to the full Board, and the Board approved, that the CD&A be included in this Proxy Statement and incorporated by reference into the 2011 Form 10-K.

The foregoing report is provided by the Compensation Committee of the Board:

**Compensation Committee**

John B. Blystone, Chair
Kerrii B. Anderson
Michael J. Endres
Peter Karmanos, Jr.

**Fiscal 2011 Summary Compensation Table**

The following table lists, for each of Fiscal 2011, Fiscal 2010 and Fiscal 2009, the compensation of the Company's CEO, the Company's Chief Financial Officer ("CFO") and the Company's three other most highly compensated executive officers during Fiscal 2011 (the "NEOs").

**Fiscal 2011 Summary Compensation Table**

| | | | | | | Non-Equity Incentive Plan Compensation Short-Term / Long-Term | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Name and Principal Position During 2011 Fiscal Year | Fiscal Year | Salary ($)(1) | Bonus ($) (1)(2) | Stock Awards ($) (3) | Option Awards ($) (4) | Short-Term Incentive Bonus Award ($) (1) | 3-year Perfor-mance Award ($)(5) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6) | All Other Compen-sation ($)(7) | Total ($) |
| John P. McConnell, Chairman of the Board and Chief Executive Officer | 2011 | 600,000 | -0- | 643,995 | 658,800 | 1,583,316 | -0- | 232 | 61,160 | 3,547,503 |
| | 2010 | 571,154 | -0- | 634,150 | 727,500 | 1,124,053 | -0- | 316 | 26,809 | 3,083,982 |
| | 2009 | 600,000 | -0- | 623,700 | 557,000 | -0- | -0- | 3,234 | 64,510 | 1,848,444 |
| George P. Stoe, President and Chief Operating Officer | 2011 | 565,385 | -0- | 292,725 | 351,760 | 1,218,231 | -0- | -0- | 70,437 | 2,498,538 |
| | 2010 | 528,846 | -0- | 288,250 | 388,000 | 864,116 | -0- | -0- | 42,190 | 2,111,402 |
| | 2009 | 550,000 | -0- | 356,400 | 334,200 | -0- | -0- | -0- | 72,752 | 1,313,352 |
| B. Andrew Rose, Vice President and Chief Financial Officer | 2011 | 378,846 | -0- | 156,120 | 195,200 | 614,880 | -0- | -0- | 31,574 | 1,376,620 |
| | 2010 | 336,538 | -0- | 138,360 | 194,000 | 351,267 | -0- | -0- | 104,145 | 1,124,310 |
| | 2009 | 175,000 | 50,000 | 137,787 | 83,550 | -0- | -0- | -0- | 69,955 | 516,292 |
| Mark A. Russell, President, The Worthington Steel Company | 2011 | 399,423 | -0- | 130,100 | 175,680 | 926,250 | -0- | -0- | 70,223 | 1,701,676 |
| | 2010 | 370,192 | -0- | 126,830 | 194,000 | 930,304 | -0- | -0- | 18,098 | 1,639,424 |
| | 2009 | 385,000 | -0- | 142,560 | 167,100 | -0- | -0- | -0- | 35,824 | 730,484 |
| Harry A. Goussetis, President, Worthington Cylinder Corporation | 2011 | 317,096 | -0- | 104,080 | 153,720 | 479,203 | -0- | -0- | 29,097 | 1,083,196 |
| | 2010 | 306,114 | -0- | 103,770 | 169,750 | 335,902 | -0- | -0- | 23,067 | 938,603 |
| | 2009 | 307,000 | -0- | 115,830 | 125,325 | 205,308 | -0- | -0- | 41,907 | 795,370 |

(1) The amounts shown in these columns include that portion of salaries and short-term incentive bonus awards the NEOs elected to defer pursuant to the DPSP or the 2005 NQ Plan. Amounts deferred to the 2005 NQ Plan in Fiscal 2011 are separately shown in the "Non-Qualified Deferred Compensation for Fiscal 2011" table beginning on page 49 of this Proxy Statement.

(2) The amount shown for Fiscal 2010 for Mr. Rose reflects the guaranteed bonus payment made to Mr. Rose in connection with his appointment as the Company's CFO.

(3) The amounts shown in this column represent the aggregate grant date fair value of the performance share awards granted to the NEOs under the 1997 LTIP in Fiscal 2011, Fiscal 2010 and Fiscal 2009, as computed

in accordance with ASC 718 as of the date the performance share awards were granted. These were calculated based upon the "target" award and the closing price of the common shares on the date of the grant: $13.01 for the Fiscal 2011 awards; $11.53 for the Fiscal 2010 awards; and $17.82 for the Fiscal 2009 awards. The value of the awards shown would have been double the amount listed in this column if the "maximum" award had been used instead of the "target" award, and half of the listed amount if the "threshold" award had been used. For Mr. Rose, the amount for Fiscal 2009 also includes $59,050, the aggregate grant date fair value of a restricted share award granted to him in Fiscal 2009, as computed in accordance with ASC 718. As required by SEC Rules, the amounts shown in this column exclude the impact of estimated forfeitures. The performance measures associated with the performance share awards are described under the caption "Compensation Discussion and Analysis – Compensation Components – Performance Awards – General" beginning on page 34 of this Proxy Statement. The "Grants of Plan-Based Awards for Fiscal 2011" table on page 45 of this Proxy Statement provides information on performance share awards granted in Fiscal 2011. See "Note A – Summary of Significant Accounting Policies" and "Note I – Stock-Based Compensation" of the Notes to Consolidated Financial Statements in "Item 8. – Financial Statements and Supplementary Data" of the 2011 Form 10-K for assumptions used and additional information regarding the performance share awards and Mr. Rose's restricted common shares award. Due to the impact of the recession on the Company's results, particularly in Fiscal 2009, no performance share awards were paid from the grant in Fiscal 2009 for the three-year period ended May 31, 2011.

(4) The amounts shown in this column represent the aggregate grant date fair value of the option awards granted to the NEOs in Fiscal 2011, Fiscal 2010 and Fiscal 2009, as computed in accordance with ASC 718. The amounts shown in this column exclude the impact of estimated forfeitures, as required by SEC Rules. See "Note A – Summary of Significant Accounting Policies – Stock-Based Compensation" and "Note I – Stock-Based Compensation" of the Notes to Consolidated Financial Statements in "Item 8. – Financial Statements and Supplementary Data" of the Company's 2011 Form 10-K for assumptions used and additional information regarding the options. The "Grants of Plan-Based Awards for Fiscal 2011" table on page 45 of this Proxy Statement provides information on option awards granted in Fiscal 2011.

(5) This column reflects that no performance awards were earned by the NEOs for the three-year performance periods ended May 31, 2011 (for Fiscal 2011), May 31, 2010 (for Fiscal 2010) and May 31, 2009 (for Fiscal 2009) due largely to the impact of the recession.

(6) The fixed rate applicable to the Employee Deferral Plans for Fiscal 2011, Fiscal 2010 and Fiscal 2009 exceeded 120% of the corresponding applicable federal long-term rate (the "Applicable Comparative Rate") by an annual rate equal to 2.66% for Fiscal 2011, 0.96% for Fiscal 2010, and 0.91% for Fiscal 2009. The amounts shown in this column represent the amount by which earnings on accounts of the NEOs in the Employee Deferral Plans invested at the fixed rate exceeded the Applicable Comparative Rate (generally the amount invested under the fixed rate fund multiplied by 2.66% for Fiscal 2011, 0.96% for Fiscal 2010, and 0.91% for Fiscal 2009).

(7) The following table describes each component of the "All Other Compensation" column for each of Fiscal 2011, Fiscal 2010 and Fiscal 2009.

**All Other Compensation Table**

| Name | Fiscal Year | Company Contributions to 401(k) Plan ($)(a) | Company Contributions to 2005 NQ Plan ($)(b) | Group Term Life Insurance Premium Paid ($)(c) | Tax Gross-Up Payments ($) | Perquisites ($)(d) |
|---|---|---|---|---|---|---|
| John P. McConnell | 2011 | 12,248 | 47,722 | 1,190 | 0 | N/A |
| | 2010 | 12,250 | 13,182 | 1,377 | 0 | N/A |
| | 2009 | 12,462 | 32,521 | 1,530 | 0 | 17,997 |
| George P. Stoe | 2011 | 12,559 | 39,000 | 1,190 | 0 | 17,688 |
| | 2010 | 12,248 | 12,142 | 1,377 | 0 | 16,423 |
| | 2009 | 16,193 | 41,015 | 1,530 | 0 | 14,014 |
| B. Andrew Rose | 2011 | 12,827 | 17,557 | 1,190 | 0 | N/A |
| | 2010 | 18,661 | 477 | 1,377 | 0 | 83,630 |
| | 2009 | 0 | 0 | 1,530 | 0 | 68,425 |
| Mark A. Russell | 2011 | 15,085 | 53,948 | 1,190 | 0 | N/A |
| | 2010 | 9,263 | 7,458 | 1,377 | 0 | N/A |
| | 2009 | 11,644 | 22,650 | 1,530 | 0 | N/A |
| Harry A. Goussetis | 2011 | 12,452 | 15,455 | 1,190 | 0 | N/A |
| | 2010 | 12,250 | 9,440 | 1,377 | 0 | N/A |
| | 2009 | 11,635 | 17,336 | 1,530 | 0 | 11,406 |

(a) The amounts in this column include Company contributions and matching Company contributions made under the DPSP with respect to the applicable fiscal year to the accounts of the NEOs. The DPSP is described under the caption "Compensation Discussion and Analysis – Compensation Components – Deferred Profit Sharing Plan" beginning on page 38 of this Proxy Statement.

(b) The amounts in this column include Company contributions and matching Company contributions made under the 2005 NQ Plan with respect to the applicable fiscal year to the accounts of the NEOs. See the "Non-Qualified Deferred Compensation for Fiscal 2011" table on page 49 of this Proxy Statement for more information concerning the contributions made by the Company under the 2005 NQ Plan for Fiscal 2011.

(c) The amounts in this column represent the dollar value of the group term life insurance premiums paid by the Company on behalf of the NEOs during each of Fiscal 2011, Fiscal 2010 and Fiscal 2009.

(d) Perquisites for generally include dues and similar fees paid by the Company for club memberships used by the NEOs for both business and personal use. Perquisites for Fiscal 2011 and Fiscal 2010 also include personal use of Company aircraft for Mr. Stoe. Perquisites for Fiscal 2010 and Fiscal 2009 also include relocation fees and expenses for Mr. Rose. Perquisites for Fiscal 2009 also includes personal use of Company aircraft for Mr. McConnell, Mr. Stoe and Mr. Goussetis. The reported aggregate incremental cost of personal use of Company aircraft is based on the direct costs associated with operating a flight, including fuel, landing fees, pilot and flight attendant fees, on-board catering and trip-related hangar costs and excluding the value of the disallowed corporate income tax deductions associated with the personal use of the aircraft. Due to the fact that Company-owned aircraft is used primarily for business travel, the reported aggregate incremental cost excludes fixed costs which do not change based on usage, including depreciation and monthly management fees. The column shows N/A when the aggregate value of the perquisites and other personal benefits received by the NEO for the applicable year was less than $10,000.

## Grants of Plan-Based Awards

The following table provides information about the equity and non-equity awards granted to the NEOs in Fiscal 2011.

### Grants of Plan-Based Awards for Fiscal 2011

| Name | Grant Date | Compen-sation Committee Approval Date | | *Non-Equity Incentive Plan Awards:* | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards (3) | | | All Other Option Awards: Number of Common Shares Underlying Options (4) | Exercise or Base Price of Option Awards ($/Sh) (4) | Grant Date Fair Value of Stock and Option Awards ($)(5) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | *Number of Units of Rights (#)* | Thres-hold ($) | Target ($) | Maximum ($) | Threshold (# of Common Shares) | Target (# of Common Shares) | Maximum (# of Common Shares) | | | |
| John P. McConnell | 06/01/10 | 06/29/10 | (1) | | 475,000 | 950,000 | 1,900,000 | | | | | | |
| | 06/01/10 | 06/29/10 | | | | | | 24,750 | 49,500 | 99,000 | | | |
| | 07/02/10 | 06/29/10 | | | | | | | | | 135,000 | 12.05 | 658,800 |
| | 06/01/10 | 06/29/10 | (2) | | 412,000 | 824,000 | 1,648,000 | | | | | | |
| George P. Stoe | 06/01/10 | 06/29/10 | (1) | | 400,000 | 800,000 | 1,600,000 | | | | | | |
| | 06/01/10 | 06/29/10 | | | | | | 11,250 | 22,500 | 45,000 | | | |
| | 07/02/10 | 06/29/10 | | | | | | | | | 72,000 | 12.05 | 351,360 |
| | 06/01/10 | 06/29/10 | (2) | | 317,000 | 634,000 | 1,268,000 | | | | | | |
| B. Andrew Rose | 06/01/10 | 06/29/10 | (1) | | 112,500 | 350,000 | 450,000 | | | | | | |
| | 06/01/10 | 06/29/10 | | | | | | 6,000 | 12,000 | 24,000 | | | |
| | 07/02/10 | 06/29/10 | | | | | | | | | 40,000 | 12.05 | 195,200 |
| | 06/01/10 | 06/29/10 | (2) | | 160,000 | 320,000 | 640,000 | | | | | | |
| Mark A. Russell | 06/01/10 | 06/29/10 | (1) | | 175,000 | 350,000 | 700,000 | | | | | | |
| | 06/01/10 | 06/29/10 | | | | | | 5,000 | 10,000 | 20,000 | | | |
| | 07/02/10 | 06/29/10 | | | | | | | | | 36,000 | 12.05 | 175,680 |
| | 06/01/10 | 06/29/10 | (2) | | 250,000 | 500,000 | 1,00,000 | | | | | | |
| Harry A. Goussetis | 06/01/10 | 06/29/10 | (1) | | 137,500 | 275,000 | 550,000 | | | | | | |
| | 06/01/10 | 06/29/10 | | | | | | 4,000 | 8,000 | 16,000 | | | |
| | 07/02/10 | 06/29/10 | | | | | | | | | 31,500 | 12.05 | 153,720 |
| | 06/01/10 | 06/29/10 | (2) | | 161,250 | 322,500 | 645,000 | | | | | | |

---

(1) These rows show the potential payouts under cash performance awards granted to the NEOs under the 1997 LTIP for the three-year performance period from June 1, 2010 to May 31, 2013. Payouts of long-term cash performance awards for corporate executives are tied to achieving specified levels (threshold, target and maximum) of cumulative corporate economic value added for the three-year period and earnings per share growth over the performance period, with each performance measure carrying a 50% weighting. For Messrs. Russell and Goussetis, business unit executives, cumulative corporate economic value added and earnings per share growth measures together carry a 50% weighting, and business unit operating income targets are weighted 50%. In all calculations, restructuring charges and non-recurring items are generally excluded, and earning per share and the operating income results of the Steel business are adjusted to eliminate the impact of FIFO gains or losses. No cash is paid if none of the three-year threshold financial measures are met. If the performance levels fall between threshold and target or between target and maximum, the award is prorated. For further information on the terms of the long-term cash performance awards, see the discussion under the captions "Compensation Discussion and Analysis – Compensation Components – Performance Awards – General" and "– Long-Term Cash Performance Awards" beginning on pages 34 and 36, respectively, of this Proxy Statement. For information on the effect of a change in control, see the discussion under the caption "Compensation Discussion and Analysis – Change in Control" beginning on page 39 of this Proxy Statement.

(2) These rows show the potential payouts which could have been earned under short-term cash incentive bonus awards based on achievement of specified levels of performance for the twelve months ended May 31, 2011. Payouts of these awards for corporate executives were generally tied to achieving specified levels (threshold, target and maximum) of corporate economic value added and earnings per share for the twelve-month performance period, with each performance measure carrying a 50% weighting. For Messrs. Russell and Goussetis, business unit executives, the corporate earnings per share measure carried a 20% weighting, business unit operating income carried a 30% weighting and business unit economic value added carried a 50% weighting. In all calculations, restructuring charges and non-recurring items are generally excluded, and earning per share and Steel operating income results are adjusted to eliminate the

impact of FIFO gains or losses. If the performance level fell between threshold and target or between target and maximum, the award was to be prorated. If threshold levels were not achieved for any performance measure, no payout was to be made. For Fiscal 2011, the NEOs earned the amounts shown in the "2011" rows of the "Short-Term Incentive Bonus Award" column of the "Fiscal 2011 Summary Compensation Table."

(3) These columns show the potential payouts under performance share awards granted to the NEOs under the 1997 LTIP for the three-year performance period from June 1, 2010 to May 31, 2013. Payouts of performance share awards for corporate executives are tied to achieving specified levels (threshold, target and maximum) of cumulative corporate economic value added for the three-year period and earnings per share growth over the performance period, with each performance measure carrying a 50% weighting. For Messrs. Russell and Goussetis, as business unit executives, cumulative corporate economic value added and earnings per share growth measures together carry a 50% weighting, and business unit operating income targets are weighted 50%. In all calculations, restructuring charges and non-recurring items are generally excluded, and earning per share and Steel operating income results are adjusted to eliminate the impact of FIFO gains or losses. No common shares are awarded if none of the three-year financial threshold measures are met. If the performance level falls between threshold and target or between target and maximum, the award is prorated. For further information on the terms of the performance share awards, including those applicable to a change in control, see the discussion under the captions "Compensation Discussion and Analysis – Change in Control" beginning on page 39 of this Proxy Statement and "Compensation Discussion and Analysis – Compensation Components – Performance Awards – General" and " – Performance Share Awards" beginning on pages 34 and 35, respectively, of this Proxy Statement.

(4) All reported options were granted as of July 2, 2010 under the 1997 LTIP with exercise prices equal to the fair market value of the underlying common shares on the date of grant. The options become exercisable in increments of 20% per year on each anniversary of their grant date. For further information on the terms of the options, see the discussion under the caption "Compensation Discussion and Analysis – Compensation Components – Options" beginning on page 33 of this Proxy Statement. For information on the effect of a change in control, see the discussion under the caption "Compensation Discussion and Analysis – Change in Control" beginning on page 39 of this Proxy Statement.

(5) This column shows the grant date fair value computed in accordance with ASC 718 of the option awards granted to the NEOs in Fiscal 2011. Generally, the grant date fair value of the options is the aggregate amount the Company would include as a compensation expense in its consolidated financial statements over each award's five-year vesting schedule. The fair value of each option on the grant date was $4.88. See "Note A – Summary of Significant Accounting Policies – Stock-Based Compensation" and "Note I – Stock-Based Compensation" of the Notes to Consolidated Financial Statements in "Item 8. – Financial Statements and Supplementary Data" of the 2011 Form 10-K for the method (Black-Scholes) used in calculating the fair value of the option awards and additional information regarding the awards.

**Outstanding Equity Awards at Fiscal Year-End**

The following table summarizes the outstanding option awards and performance share awards held by the NEOs as of May 31, 2011. For additional information about these equity awards, see the discussion under the captions "Compensation Discussion and Analysis – Compensation Components – Long-Term Incentive Compensation," "– Options," "– Performance Awards – General" and "– Performance Share Awards" beginning on pages 32, 33, 34, and 35, respectively, of this Proxy Statement.

## Outstanding Equity Awards at Fiscal Year-End for Fiscal 2011

| | Option Awards (1) | | | | | Stock Awards | | |
|---|---|---|---|---|---|---|---|---|
| Name | No. of Common Shares Underlying Unexercised Options (#) Exercisable | No. of Common Shares Underlying Unexercised Options (#) Unexercisable | | Option Exercise Price | Option Expiration Date | Equity Incentive Plan Awards: No. of Unearned Shares, Units or Other Rights That Have Not Vested (#) (2) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (3) | Equity Incentive Plan Awards: Performance Period Ending Date |
| John P. McConnell | 200,000 | 0 | | $15.15 | 06/02/2012 | | | |
| | 100,000 | 0 | | $15.26 | 06/01/2013 | | | |
| | 175,000 | 0 | | $19.20 | 05/31/2014 | | | |
| | 200,000 | 0 | | $17.01 | 05/31/2015 | | | |
| | 104,000 | 26,000 | (4) | $18.17 | 05/31/2016 | | | |
| | 60,000 | 40,000 | (5) | $22.73 | 07/01/2017 | | | |
| | 40,000 | 60,000 | (6) | $20.21 | 06/30/2018 | | | |
| | 30,0000 | 120,000 | (7) | $13.25 | 07/15/2019 | | | |
| | 0 | 135,000 | (10) | $12.05 | 07/01/2020 | | | |
| | | | | | | 27,500 | 600,325 | 05/31/2012 |
| | | | | | | 24,750 | 540,293 | 05/31/2013 |
| George P. Stoe | 40,000 | 0 | | $15.26 | 06/01/2013 | | | |
| | 40,000 | 0 | | $19.20 | 05/31/2014 | | | |
| | 40,000 | 0 | | $17.01 | 05/31/2015 | | | |
| | 36,000 | 9,000 | (4) | $18.17 | 05/31/2016 | | | |
| | 27,000 | 18,000 | (5) | $22.73 | 07/01/2017 | | | |
| | 24,000 | 36,000 | (6) | $20.21 | 06/30/2018 | | | |
| | 16,000 | 64,000 | (7) | $13.25 | 07/15/2019 | | | |
| | 0 | 72,000 | (10) | $12.05 | 07/01/2020 | | | |
| | | | | | | 12,500 | 272,875 | 05/31/2012 |
| | | | | | | 11,250 | 245,588 | 05/31/2013 |
| B. Andrew Rose | 6,000 | 9000 | (8) | $11.81 | 11/30/2018 | | | |
| | 8,000 | 32,000 | (7) | $13.25 | 07/15/2019 | | | |
| | 0 | 40,000 | (10) | $12.05 | 07/01/2020 | | | |
| | | | | | | 6,000 | 130,980 | 05/31/2012 |
| | | | | | | 6,000 | 130,980 | 05/31/2013 |
| Mark A. Russell | 80,000 | 20,000 | (9) | $18.41 | 02/11/2017 | | | |
| | 18,000 | 12,000 | (5) | $22.73 | 07/01/2017 | | | |
| | 12,000 | 18,000 | (6) | $20.21 | 06/30/2018 | | | |
| | 8,000 | 32,000 | (7) | $13.25 | 07/15/2019 | | | |
| | 0 | 36,000 | (10) | $12.05 | 07/01/2020 | | | |
| | | | | | | 5,500 | 120,065 | 05/31/2012 |
| | | | | | | 5,000 | 109,150 | 05/31/2013 |
| Harry A. Goussetis | 14,000 | 0 | | $15.15 | 06/02/2012 | | | |
| | 20,000 | 0 | | $15.26 | 06/01/2013 | | | |
| | 20,000 | 0 | | $19.20 | 05/31/2014 | | | |
| | 20,000 | 0 | | $17.01 | 05/31/2015 | | | |
| | 24,000 | 6,000 | (4) | $18.17 | 05/31/2016 | | | |
| | 13,500 | 9,000 | (5) | $22.73 | 07/01/2017 | | | |
| | 9,000 | 13,500 | (6) | $20.21 | 06/30/2018 | | | |
| | 7,000 | 28,000 | (7) | $13.25 | 07/15/2019 | | | |
| | | 31,500 | (10) | $12.05 | 07/01/2020 | | | |
| | | | | | | 4,500 | 98,235 | 05/31/2012 |
| | | | | | | 4,000 | 87,320 | 05/31/2013 |

---

(1) All options outstanding as of May 31, 2011 were granted under the 1997 LTIP or the 2003 Stock Option Plan with exercise prices equal to the fair market value of the underlying common shares on the date of grant. The options become exercisable in increments of 20% per year on each anniversary of their grant date for the first five years. In the event of a change in control of the Company (as defined in each of the plans), unless the Board or the Compensation Committee explicitly provides otherwise, all options outstanding immediately before the date of such a change in control will become fully vested and exercisable. In the event an optionee's employment terminates as a result of retirement, death or total disability, any options outstanding and exercisable on that date will remain exercisable by the optionee or, in the event of death, by his beneficiary, until the earlier of the fixed expiration date, as stated in the option award agreement, or either 12 or 36 months, depending on the option, after the last day of employment due to retirement, death or disability. Should termination occur for any reason other than retirement, death or disability, the unexercised options will be forfeited.

(2) The amounts shown in this column assume that the performance share awards granted for each of the three-year periods ending May 31, 2012 and May 31, 2013 will be earned at the threshold amount based upon achieving the specified performance levels. See the "Estimated Future Payouts Under Equity Incentive

Plan Awards" columns of the "Grants of Plan-Based Awards for Fiscal 2011" table on page 45 of this Proxy Statement for the threshold, target and maximum performance share amounts that may be received for the performance period ending May 31, 2013.

(3) The amounts shown in this column are calculated assuming that the related performance share awards for each of the three-year periods ending May 31, 2012 and May 31, 2013 will be earned at the threshold amount based upon achieving the specified performance levels and multiplying such amount by the closing price of the common shares ($21.83) on May 31, 2011, the last business day of Fiscal 2011.

(4) Unexercisable options vested on June 1, 2011.

(5) Unexercisable options vested 50% on July 2, 2011, and will vest 50% on July 2, 2012.

(6) Unexercisable options vested 33.33% on July 1, 2011, 33.33% on July 1, 2012 and 33.33% on July 1, 2013.

(7) Unexercisable options vested 25% on July 16, 2011, and will vest 25% on July 16, 2012, 25% on July 1, 2013, and 25% on July 16, 2014.

(8) Unexercisable options will vest 33.33% on December 1, 2011, and will vest 33.33% on December 1, 2012, and 33.33% on December 1, 2013.

(9) Unexercisable options will vest on February 12, 2012.

(10) Unexercisable options vested 20% on July 2, 2011, and will vest 20% on July 2, 2012, 20% on July 2, 2013, and 20% on July 2, 2014 and 20% on July 2, 2015.

**Option Exercises and Stock Vested**

The following table sets forth information about non-qualified options exercised by John P. McConnell in Fiscal 2011, including the number of common shares acquired upon exercise and the value realized. These were the only options exercised by NEOs in Fiscal 2011. The following table also sets forth information about the number of common shares acquired upon vesting of a restricted share award granted to Mr. Rose in Fiscal 2009 which vested in Fiscal 2011.

**Option Exercises and Stock Vested for Fiscal 2011**

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Common Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| John P. McConnell | 74,000 | 773,300 | | |
| George P. Stoe | | | | |
| B. Andrew Rose | | | 5,000 | 74,850 |
| Mark A. Russell | | | | |
| Harry A. Goussetis | | | | |

**Non-Qualified Deferred Compensation**

As discussed above in "Compensation Discussion and Analysis – Compensation Components – Non-Qualified Deferred Compensation" beginning on page 38 of this Proxy Statement, the Company maintains two Employee Deferral Plans which provide for the deferral of compensation on a basis that is not tax-qualified – the 2000 NQ Plan and the 2005 NQ Plan. Contributions and deferrals for the period from March 1, 2000 to January 1, 2005 are maintained under the 2000 NQ Plan. Contributions and deferrals for periods on or after January 1, 2005 are maintained under the 2005 NQ Plan, which was adopted to replace the 2000 NQ Plan in order to comply with the provisions of Section 409A of the Internal Revenue Code. The terms of the 2005 NQ Plan, which are discussed below, are similar to those of the 2000 NQ Plan but are more restrictive with respect to the timing of deferral elections and the ability of participants to change the time and manner in which accounts will be paid. The Employee Deferral Plans are intended to supplement the 401(k) plans sponsored by the Company.

Only select highly-compensated employees of the Company, including the NEOs, are eligible to participate in the Employee Deferral Plans. As of August 4, 2011, approximately 112 employees of the Company were eligible to participate in the 2005 NQ Plan and 35 employees of the Company had accounts in the 2000 NQ Plan.

Under the 2005 NQ Plan, participants may defer the payment of up to 50% of their base salary and up to 100% of their bonus and/or short-term cash incentive bonus awards. Deferred amounts are credited to the participants' accounts under the 2005 NQ Plan at the time the base salary or bonus compensation would have otherwise been paid. In addition, the Company may make discretionary employer contributions to participants' accounts in the 2005 NQ Plan. For the 2010 calendar year, in order to provide the same percentage of retirement-related deferred compensation contributions to participants compared to other employees that would have been made but for the IRS limits on annual compensation that may be considered under tax-qualified plans, the Company made contributions to participants' accounts under the 2005 NQ Plan equal to (i) 3% of a participant's annual compensation (base salary plus bonus) in excess of the IRS maximum and (ii) a matching contribution of 50% of the first 4% of annual compensation contributed by the participant to a Company retirement plan to the extent not matched by the Company under the DPSP.

Participants in the 2005 NQ Plan may elect to have their accounts invested at a rate reflecting (a) the increase or decrease in the fair market value per share of the Company's common shares with dividends reinvested, (b) a fixed rate which is set annually by the Compensation Committee (2.66% for Fiscal 2011), or (c) returns on any funds available for investment under the DPSP.

Employee accounts are fully vested under the 2005 NQ Plan. Payouts under the 2005 NQ Plan are made in cash, as of a specified date selected by the participant or, subject to the timing requirements of Section 409A of the Internal Revenue Code, when the participant is no longer employed by the Company, either in a lump sum or in installment payments, all as chosen by the participant at the time the deferral election is made. The Compensation Committee may permit hardship withdrawals from a participant's account under the 2005 NQ Plan in accordance with defined guidelines. In the event of a change in control of the Company, the aggregate balance of each participant's account will be accelerated and paid out as of the date of the change in control unless otherwise determined by three-fourths of the members of the Board.

The following table provides information concerning the participation by the NEOs in the Employee Deferral Plans for Fiscal 2011.

**Non-Qualified Deferred Compensation for Fiscal 2011**

| Name | Name of Plan | Executive Contributions in Fiscal 2011 ($) (1) | Company Contributions in Fiscal 2011 ($)(2) | Aggregate Earnings in Fiscal 2011 ($) (3) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at May 31, 2011 ($)(4) |
|---|---|---|---|---|---|---|
| John P. McConnell | 2000 NQ Plan<br>2005 NQ Plan | 0<br>0 | 0<br>47,722 | 7,879<br>3,722 | 0<br>0 | 300,445<br>183,065 |
| George P. Stoe | 2000 NQ Plan<br>2005 NQ Plan | 0<br>0 | 0<br>39,000 | 7,201<br>492,062 | 0<br>0 | 29,840<br>2,071,628 |
| B. Andrew Rose | 2000 NQ Plan<br>2005 NQ Plan | 0<br>0 | 0<br>17,557 | 0<br>78 | 0<br>0 | 0<br>18,115 |
| Mark A. Russell | 2000 NQ Plan<br>2005 NQ Plan | 0<br>626,402 | 0<br>53,948 | 0<br>683,142 | 0<br>0 | 0<br>1,902,471 |
| Harry A. Goussetis | 2000 NQ Plan<br>2005 NQ Plan | 0<br>0 | 0<br>15,445 | 13,765<br>59,551 | 0<br>0 | 40,267<br>188,524 |

(1) The amounts in this column reflect contributions to the 2005 NQ Plan during Fiscal 2011 as a result of deferrals of salary, bonuses and/or short-term cash incentive bonus awards which would otherwise have been paid to the NEO. These amounts are also included in the "Salary," "Bonus" or "Short-Term Incentive Bonus Award" columns, respectively, for Fiscal 2011 in the "Fiscal 2011 Summary Compensation Table" on page 42 of this Proxy Statement.

(2) These contributions are also included in the "All Other Compensation" column in the "Fiscal 2011 Summary Compensation Table" on page 42 of this Proxy Statement.

(3) Amount included for Mr. McConnell includes the $232 listed for Fiscal 2011 in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the "Fiscal 2011 Summary Compensation Table" on page 42 of this Proxy Statement. This amount reflects the amount by which earnings in Fiscal 2011 on his accounts in the Employee Deferral Plans invested at the fixed rate exceeded the Applicable Comparable Rate.

(4) The amounts included in the "Aggregate Balance at May 31, 2011" column represent contributions by the Company or the NEO and credited to the NEOs' accounts under the 2000 NQ Plan or the 2005 NQ Plan, and earnings on those accounts. Of these amounts, contributions by the Company or the NEO have been included in prior Summary Compensation Tables, or would have been included in prior Summary Compensation Tables had the current disclosure rules been in effect at the time of such contributions and the NEO been an NEO at that time. The total amount of these Company and NEO contributions to these plans which are included in this column are as follows: (a) Mr. McConnell — $483,510; (b) Mr. Stoe— $2,101,468; (c) Mr. Rose — $18,115; (d) Mr. Russell — $1,902,471; and (e) Mr. Goussetis — $228,791.

**Annual Cash Incentive Bonus Awards Granted For Fiscal 2012**

The following supplemental table sets forth the annual cash incentive bonus awards granted to the NEOs under the Annual Incentive Plan for Executives in Fiscal 2012 as of the date of this Proxy Statement.

**Annual Cash Incentive Bonus Awards Granted for Fiscal 2012**

| Name | Annual Cash Incentive Bonus Awards for Twelve-Month Performance Period Ending May 31, 2012(1) | | |
|---|---|---|---|
| | Threshold ($) | Target ($) | Maximum ($) |
| John P. McConnell | 430,000 | 860,000 | 1,720,000 |
| George P. Stoe | 332,500 | 665,000 | 1,330,000 |
| B. Andrew Rose | 220,000 | 440,000 | 880,000 |
| Mark A. Russell | 262,500 | 525,000 | 1,050,000 |
| Harry A. Goussetis (2) | ------- | ------- | ------- |

(1) Payouts of these annual cash incentive bonus awards for corporate executives are generally tied to achieving specified levels (threshold, target and maximum) of corporate economic value added and earnings per share (in each case excluding restructuring charges and non-recurring items) for the twelve-month performance period with each performance measure carrying a 50% weighting. For Mr. Russell, a business unit executive, the corporate earnings per share measure carries a 20% weighting, business unit operating income carries a 30% weighting, and business unit economic value added carries a 50% weighting. Earnings per share and operating income results are adjusted to eliminate the impact of FIFO gains or losses, and restructuring charges and non-recurring items are generally excluded in all calculations.

If the performance level falls between threshold and target or between target and maximum, the award is prorated. If threshold levels are not reached for any performance measure, no annual cash incentive bonus will be paid. Annual cash incentive bonus award payouts will be made within a reasonable time following the end of the performance period. In the event of a change in control of the Company (followed by termination of the participant's employment during the relevant performance period), all annual cash incentive bonus awards would be considered to be earned at target, payable in full, and immediately settled or distributed.

(2) Mr. Goussetis retired as President of the Pressure Cylinders business unit effective July 31, 2011 and accordingly did not receive an award for Fiscal 2012.

**Long-Term Performance Awards, Option Awards and Restricted Share Awards Granted in Fiscal 2012**

The following supplemental table sets forth the long-term performance awards (consisting of cash performance awards and performance share awards) for the three-year period ending May 31, 2014 and the option and restricted share awards granted to the NEOs in Fiscal 2012 through the date of this Proxy Statement.

**Long-Term Performance Awards, Option Awards and Restricted Share Awards Granted in Fiscal 2012**

| | Cash Performance Awards for Three-Year Period Ending May 31, 2014 (1) | | | Performance Share Awards for Three-Year Period Ending May 31, 2014 (1) | | | Option Awards: Number of Common Shares Underlying Options (2) | Exercise or Base Price of Option Awards ($/Sh) (2) | Restricted Share Awards |
|---|---|---|---|---|---|---|---|---|---|
| Name | Threshold ($) | Target ($) | Maximum ($) | Threshold (# of Common Shares) | Target (# of Common Shares) | Maximum (# of Common Shares) | | | |
| John P. McConnell | 475,000 | 950,000 | 1,900,000 | 12,500 | 25,000 | 50,000 | 80,000 | 23.10 | 20,000 (3) |
| George P. Stoe | 400,000 | 800,000 | 1,600,000 | 7,500 | 15,000 | 30,000 | 72,000 | 23.10 | ------- |
| B. Andrew Rose | 175,000 | 350,000 | 700,000 | 3,500 | 7,000 | 14,000 | 30,000 | 23.10 | 7,000 (3)<br>185,000 (4) |
| Mark A. Russell | 175,000 | 350,000 | 700,000 | 3,500 | 7,000 | 14,000 | 30,000 | 23.10 | 7,000 (3)<br>185,000 (4) |
| Harry A. Goussetis (5) | ------- | ------- | ------- | ------- | ------- | ------- | ------- | ------- | ------- |

---

(1) These columns show the potential payouts under the cash performance awards and the performance share awards granted to the NEOs under the 1997 LTIP for the three-year performance period from June 1, 2011 to May 31, 2014. Payouts of cash performance awards and performance share awards for corporate executives are tied to achieving specified levels (threshold, target and maximum) of cumulative corporate economic value added for the three-year period and earnings per share growth over the performance period, with each performance measure carrying a 50% weighting. For Mr. Russell, as a business unit executive, cumulative corporate economic value added and earnings per share growth measures together carry a 50% weighting, and business unit operating income targets are weighted 50%. In all calculations, restructuring charges and non-recurring items are generally excluded, and earnings per share and operating income results are adjusted to eliminate the impact of FIFO gains or losses. No awards are paid or distributed if none of the three-year threshold financial measures are met. If the performance levels fall between threshold and target or between target and maximum, the award is prorated. For further information on the

terms of the cash performance awards and the performance share awards, see the discussion under the captions "Compensation Discussion and Analysis – Compensation Components – Performance Awards – General" "– Performance Share Awards" and "– Long-Term Cash Performance Awards" beginning on pages 34, 35 and 36, respectively, of this Proxy Statement. For information on the effect of a change in control, see the discussion under the caption "Compensation Discussion and Analysis – Change in Control" beginning on page 39 of this Proxy Statement.

(2) Effective as of June 30, 2011, Mr. McConnell, Mr. Stoe, Mr. Rose and Mr. Russell were granted under the 2010 Stock Option Plan non-qualified options with respect to 80,000, 72,000, 40,000 and 36,000 common shares, respectively, with exercise prices equal to the fair market value of the underlying common shares on the date of grant. The options become exercisable over three years in increments of 33.33% per year on each anniversary of their grant date. For further information on the terms of the options, see the discussion under the caption "Compensation Discussion and Analysis – Compensation Components – Options" beginning on page 33 of this Proxy Statement. For information on the effect of a change in control, see the discussion under the caption "Compensation Discussion and Analysis — Change in Control" beginning on page 39 of this Proxy Statement.

(3) These restricted share awards were granted effective June 30, 2011 under the 1997 LTIP as follows: Mr. McConnell (20,000), Mr. Rose (7,000) and Mr. Russell (7,000). The restricted common shares will be held in escrow by the Company and may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the restrictions thereon have lapsed. The restrictions on the restricted common shares will lapse and the restricted common shares will become fully vested three years from the date of grant, subject to the terms of each restricted share award. Each holder may exercise any voting rights associated with the restricted common shares during the restriction period. In addition, any dividends or distributions paid with respect to the common shares underlying the restricted common shares will be held by the Company in escrow during the restriction period and, at the end of the restriction period, will be distributed or forfeited in the same manner as the restricted common shares with respect to which they were paid.

(4) Effective June 30, 2011, Mr. Rose and Mr. Russell each received a performance-based restricted share award covering 185,000 common shares which will fully vest if and when the closing price of the Company's common shares reaches $30.00 per share or above for 30 consecutive days during the award's five year term. Each holder may exercise any voting rights associated with the restricted common shares during the restriction period during the award's five year term. The holder may not transfer the shares for five years after vesting, except for shares withheld or sold to pay taxes. In addition, any dividends or distributions paid with respect to the common shares underlying the restricted common shares will be held by the Company in escrow during the restriction period and, at the end of the restriction period, will be distributed or forfeited in the same manner as the restricted common shares with respect to which they were paid. During the period they are held in escrow, the performance-based restricted common shares may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the restrictions thereon have lapsed.

(5) Mr. Goussetis retired as President of the Pressure Cylinders business unit on July 31, 2011 and was not granted any options or awards for Fiscal 2012. The Compensation Committee approved the acceleration of the vesting of the outstanding stock options held by Mr. Goussetis effective with his retirement.

**COMPENSATION OF DIRECTORS**

The Compensation Committee annually reviews, with the assistance of Towers Watson, certain market information provided by Towers Watson concerning compensation (both cash and non-cash) paid to directors. Based upon such information, the Company's past practices concerning directors' compensation and such other information as the Compensation Committee deems appropriate, the Compensation Committee makes recommendations to the Board with respect to directors' compensation. Following consideration of such recommendations, the compensation payable to the directors is set by the entire Board.

Information provided by Towers Watson for Fiscal 2011 indicated that director compensation (both the cash portion and the equity portion) continued to be below the market median level of the Company's comparator group. For Fiscal 2011, upon the recommendation of the Compensation Committee, the Board increased the number of common shares covered by options and restricted stock awards in the equity portion of director compensation but elected to leave the cash portion unchanged. For Fiscal 2012, upon the recommendation of the Compensation Committee, the Board increased the cash portion of director compensation and decreased the number of common shares covered by options and restricted stock awards.

**Cash Compensation**

The following table sets forth the cash compensation paid to the Company's non-employee directors for Fiscal 2011 and payable for Fiscal 2012. Directors who are employees of the Company receive no additional compensation for serving as members of the Board or as members of Board committees. All directors are reimbursed for out-of-pocket expenses incurred in connection with serving as directors, including travel expenses.

| | 2011 | 2012 |
|---|---|---|
| Annual Retainer | $45,000 | $55,000 |
| Lead Independent Director Annual Retainer | $25,000 | $25,000 |
| Attendance at a Board Meeting (including telephonic meetings) | $ 1,500 | $ 1,500 |
| Audit Committee Chair Annual Retainer | $10,000 | $15,000 |
| Compensation Committee Chair Annual Retainer | $ 7,500 | $10,000 |
| Committee Chair (other than Audit or Compensation) Annual Retainer | $ 7,500 | $ 7,500 |
| Attendance at a Board Committee Meeting (including telephonic meetings) | $ 1,500 | $ 1,500 |

**Director Deferral Plans**

The Company maintains two Director Deferral Plans which provide for deferral of directors' fees on a basis that is not tax-qualified. The Worthington Industries, Inc. Deferred Compensation Plan for Directors, as Amended and Restated effective June 1, 2000 (the "Directors 2000 NQ Plan") governs deferrals prior to January 1, 2005. Deferrals with respect to the period on or after January 1, 2005 are governed by the Worthington Industries, Inc. Amended and Restated 2005 Deferred Compensation Plan for Directors (Restatement effective as of December 2008) (the "Directors 2005 NQ Plan") which was adopted in order to comply with the provisions of Section 409A of the Internal Revenue Code applicable to non-qualified deferred compensation plans. The terms of the Directors 2005 NQ Plan, which are discussed below are similar to those of the Directors 2000 NQ Plan, but are generally more restrictive with respect to the timing of deferral elections and the ability of participants to change the time and manner in which accounts will be paid.

Under the Directors 2005 NQ Plan, non-employee directors are able to defer payment of all or a portion of their directors' fees until a specified date or until they are no longer associated with the Company. Any fees deferred are credited to the director's account at the time the fees would have otherwise been paid. Participants in the Director 2005 NQ Plan may elect to have their accounts invested at a rate reflecting (a) the increase or decrease in the fair market value per share of the Company's common shares with dividends reinvested, (b) a fixed rate (2.66% for Fiscal 2011) which is set annually by the Compensation Committee, or (c) rates of return on any of the funds available for investment under the DPSP. The Directors 2005 NQ Plan, as well as the Directors 2000 NQ Plan, are administered by the Compensation Committee. All accounts are fully vested. The Compensation Committee may permit hardship withdrawals from a participant's account under the Directors 2005 NQ Plan under defined guidelines. In the event of a defined change in control, participants' accounts under the Directors 2005 NQ Plan will be accelerated and paid out as of the date of change in control.

## Equity Grants

Under the Worthington Industries, Inc. Amended and Restated 2006 Equity Incentive Plan for Non-Employee Directors (the "2006 Directors Equity Plan"), the Board may grant non-qualified stock options, restricted stock, restricted stock units, stock appreciation rights and whole common shares to non-employee directors of the Company. Awards under the 2006 Directors Equity Plan are made by the Board in its discretion.

On September 30, 2010, each individual then serving as a non-employee director (other than Mr. Blystone) was granted: (a) an option to purchase 9,750 common shares, with an exercise price equal to the fair market value of the common shares on the grant date ($15.03); and (b) an award of 2,900 restricted common shares. As Lead Independent Director, Mr. Blystone was granted on September 30, 2010: (a) an option to purchase 14,625 common shares, with an exercise price equal to the fair market value of the common shares on the grant date ($15.03); and (b) an award of 4,350 restricted common shares. Each option granted to the non-employee directors has a ten-year term and will become vested and fully exercisable on September 29, 2011. The restricted common shares will also vest on September 29, 2011.

On March 30, 2011, Mr. Davis was elected to serve as a non-employee director and on that date was granted: (a) an option to purchase 4,875 common shares, with an exercise price equal to the fair market value of the common shares on the grant date ($20.41); and (b) an award of 1,450 restricted common shares. This option granted to Mr. Davis has a ten-year term and will become vested and fully exercisable on March 30, 2012. The restricted common shares also vest on March 30, 2012.

On June 30, 2011, Mr. Horton was elected to serve as a non-employee director and on that date was granted: (a) an option to purchase 2,438 common shares, with an exercise price equal to the fair market value of the common shares on the grant date ($23.10); and (b) an award of 725 restricted common shares. This option granted to Mr. Horton has a ten-year term and will become vested and fully exercisable on June 30, 2012. The restricted common shares also vest on June 30, 2012.

Upon a business combination or change in control (as defined in the 2006 Directors Equity Plan), each option will become vested and fully exercisable. Vesting of an option also accelerates upon death, total disability or retirement after a non-employee director attains age 65 or has served at least nine years as a member of the Board. If a non-employee director becomes totally disabled or dies while serving on the Board, he or she (or, in the event of death, his or her beneficiary) has three years from the date of the occurrence to exercise any vested options, subject to the stated term of the options. In the event a non-employee director retires after he or she has attained age 65 or has served at least nine years as a member of the Board, the non-employee director may exercise any vested options for a period of three years after the date of retirement, subject to the stated term of the options. If a non-employee director ceases to be a member of the Board for cause (as defined in the 2006 Directors Equity Plan), all options terminate immediately. If a non-employee director ceases to be a member of the Board for any reason other than those listed above, the non-employee director's vested options may be exercised for a period of one year following the date of termination of service, subject to the stated term of the options, and any unvested options will be forfeited as of the date of termination of service.

The restricted share grants vest one year after the date of grant. Upon a business combination or change in control, all restricted common shares will become fully vested. In the case of death, total disability or retirement, all restricted common shares will also immediately become fully vested. If a non-employee director's service on the Board terminates for any other reason, unvested restricted common shares will be forfeited. During the time between the grant date and the vesting date, a non-employee director may exercise full voting rights in respect of the restricted common shares and will be credited with any dividends paid on the restricted common shares (which dividends will be distributed with the restricted common shares if they vest, or forfeited if the restricted common shares are forfeited).

The Board has taken action providing that each individual serving as a non-employee director on September 29, 2011 (including each director nominee elected at the Annual Meeting) will be granted immediately following the Annual Meeting: (a) an option to purchase 8,000 common shares (12,000 for Mr. Blystone to reflect his position as Lead Independent Director), with an exercise price equal to the fair market value of the common shares on the grant date and with terms identical to the terms of the options granted on September 30, 2010, and (b) an award of 2,400 restricted common shares (3,600 for Mr. Blystone to reflect his position as Lead Independent Director), with terms which would be the same as those applicable to the restricted common shares awarded on September 30, 2010. Each option granted to the non-employee directors immediately following the 2011 Annual Meeting will become vested and fully exercisable on the first to occur of September 29, 2012 or the date of the 2012 Annual Meeting. Similarly, each restricted share granted to the non-employee directors immediately following the annual meeting of shareholders will vest on the first to occur of September 29, 2012 or the date of the annual meeting of shareholders in 2012.

**Director Compensation for Fiscal 2011**

The following table sets forth information concerning the compensation earned by the Company's non-employee directors during Fiscal 2011.

**Director Compensation for Fiscal 2011 (1)**

| Name | Fees Earned or Paid in Cash ($)(2) | Stock Awards ($)(3) | Option Awards ($)(4) | Change in Pension Value and Nonqualified Deferred Compensation Earnings (5) | Total ($) |
|---|---|---|---|---|---|
| Kerrii B. Anderson | 58,500 | 43,587 | 47,580 | -0- | 149,667 |
| John B. Blystone (6) | 92,500 | 65,381 | 71,370 | -0- | 229,251 |
| Mark C. Davis | 24,000 | 29,595 | 23,790 | -0- | 77,385 |
| Michael J. Endres | 69,000 | 43,587 | 47,580 | -0- | 160,167 |
| Peter Karmanos, Jr. | 64,500 | 43,587 | 47,580 | -0- | 155,667 |
| John R. Kasich (7) | 11,703 | 43,587 | 47,580 | -0- | 102,870 |
| Carl A. Nelson, Jr. | 73,000 | 43,587 | 47,580 | -0- | 164,167 |
| Sidney A. Ribeau | 64,500 | 43,587 | 47,580 | 171 | 155,838 |
| Mary Schiavo | 66,000 | 43,587 | 47,580 | 87 | 157,254 |

---

(1) John P. McConnell, the Company's Chairman of the Board and CEO is not included in this table because he was an employee of the Company during Fiscal 2011 and received no additional compensation for his services as a director. The compensation received by Mr. McConnell as an employee of the Company is shown in the "Fiscal 2011 Summary Compensation Table" on page 42 of this Proxy Statement. In addition, Ozey K. Horton, Jr. is not included in this table because he did not serve as a director during Fiscal 2011.

(2) Represents cash earned in Fiscal 2011 for annual retainer fees and Board and Board committee meeting fees in accordance with the cash compensation program discussed under the caption "Compensation of Directors — Cash Compensation" beginning on page 53 of this Proxy Statement.

(3) The amounts shown in this column represent the aggregate grant date fair value of the restricted share awards granted to the then non-employee directors in Fiscal 2011, as computed in accordance with ASC 718. These amounts exclude the impact of estimated forfeitures, as required by SEC Rules. See "Note I – Stock-Based Compensation" of the Notes to Consolidated Financial Statements in "Item 8. – Financial Statements and Supplementary Data" of the Company's 2011 Form 10-K for assumptions used and additional information regarding the restricted share awards. The restricted share awards granted to the then non-employee directors on September 30, 2010 covering 2,900 common shares (4,350 for Mr. Blystone) had a grant date fair value of $15.03 per share (the closing price of the common shares on that date); and the restricted share award granted to Mr. Davis on March 30, 2011 covering 1,450 common shares had a grant date fair value of $20.41 per share (the closing price of the common shares on that date). Other than the restricted common shares awarded to Mr. Kasich which vested in full upon his retirement from the Board effective November 3, 2010, the restricted common shares described above were the only restricted share awards granted to directors during, and outstanding at the end of, Fiscal 2011.

(4) The amounts shown in this column represent the aggregate grant date fair value of the options granted to the non-employee directors in Fiscal 2011, as computed in accordance with ASC 718. These amounts exclude the impact of estimated forfeitures, as required by SEC Rules. See "Note A – Summary of Significant Accounting Policies" and "Note I – Stock-Based Compensation" of the Notes to Consolidated Financial Statements in "Item 8. – Financial Statements and Supplementary Data" of the Company's 2011 Form 10-K for the valuation method and assumptions used and additional information regarding the options. The grant date fair value of the options granted to the then non-employee directors on September 30, 2010 was $47,580 covering 9,750 common shares ($71,370 covering 14,625 common shares for Mr. Blystone). The grant date value of the option granted to Mr. Davis on March 30, 2011 was $20.41 per share covering 4,875 common shares. The outstanding options held by the named individuals at the end of Fiscal 2011 covered the following number of common shares: Ms. Anderson — 9,750 common shares; Mr. Blystone – 76, 550 common shares; Mr. Endres – 10,000 common shares; Mr. Karmanos – 47,950 common shares; Mr. Kasich – 0 common shares; Mr. Nelson – 36,950 common shares; Mr. Ribeau – 43,950 common shares; and Ms. Schiavo – 47,950 common shares. Mr. Horton received an option covering 4,875 common shares on June 30, 2011; which was not granted in Fiscal 2011 and is not included in this table.

(5) The fixed rate applicable to the Director Deferral Plans for Fiscal 2011 exceeded the Applicable Comparative Rate by an amount equal to 0.17%. The amounts shown in this column represent the amount by which earnings on accounts of the named directors in the Director Deferral Plans invested at the fixed rate exceeded the Applicable Comparative Rate (generally the amount invested under the fixed rate fund multiplied by 0.17%).

(6) Mr. Blystone is the Company's Lead Independent Director.

(7) Mr. Kasich retired as a director of the Company effective as of November 3, 2010. Upon his retirement, his outstanding options and restricted common shares became fully vested.

## EQUITY COMPENSATION PLAN INFORMATION

The Company maintains six equity compensation plans (the "Equity Plans") under which common shares are authorized for issuance to eligible directors, officers and employees: (a) the 1990 Stock Option Plan; (b) the 1997 LTIP; (c) the Worthington Industries, Inc. Amended and Restated 2000 Stock Option Plan for Non-Employee Directors (Restatement effective as of November 1, 2008) (the "2000 Directors Option Plan"); (d) the 2003 Stock Option Plan; (e) the 2006 Directors Equity Plan; and (f) the Worthington Industries, Inc. 2010 Stock Option Plan. Each Equity Plan has been approved by the shareholders of the Company.

The following table shows for the Equity Plans, as a group, the number of common shares issuable upon the exercise of outstanding options and upon payout of outstanding performance share awards, the weighted-average exercise price of outstanding options, and the number of common shares remaining available for future issuance, excluding common shares issuable upon exercise of outstanding options or upon payout of outstanding performance share awards, in each case as of May 31, 2011.

**Equity Compensation Plan Information**

| Plan Category | Number Of Common Shares To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights | Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights | Number Of Common Shares Remaining Available For Future Issuance Under Equity Compensation Plans [Excluding Common Shares Reflected In Column (a)] |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by shareholders | 8,586,153 (1) | $16.29 (2) | 8,518,060 (3) |
| Equity compensation plans not approved by shareholders | --- | --- | --- |
| TOTAL | 8,586,153 (1) | $16.29 (2) | 8,518,060 (3) |

---

(1) Includes 128,000 common shares issuable upon exercise of outstanding options granted under the 1990 Stock Option Plan, 1,409,000 common shares issuable upon exercise of outstanding options granted under the 1997 LTIP, 83,000 common shares issuable upon exercise of the outstanding options granted under the 2000 Directors Option Plan, 5,953,950 common shares issuable upon exercise of outstanding options granted under the 2003 Stock Option Plan, and 194,875 common shares issuable upon exercise of outstanding options granted under the 2006 Directors Equity Plan. Also includes 817,328 common shares which represent the maximum number of common shares which may be paid out in respect of outstanding performance share awards granted under the 1997 LTIP.

Does not include 1,494,961 common shares which represent the maximum amount of common shares which may be paid out in respect of outstanding cash performance awards granted under the 1997 LTIP which were outstanding as of May 31, 2011, because to date all such awards have been paid in cash. If all long-term cash performance awards granted under the 1997 LTIP which were outstanding as of May 31, 2011, were paid out at their maximum amount and the Compensation Committee were to elect to make all payments in the form of common shares, then, based on the closing price ($21.83) of the Company's common shares on May 31, 2011, the last business day of Fiscal 2011, the number of common shares which would be issued upon payout of the cash performance awards would be 1,494,961 common shares. The number of common shares, if any, actually issued with respect to long-term cash performance awards granted under the 1997 LTIP would be based on (i) the percentage of the cash performance awards determined by the Compensation Committee to be paid in common shares rather than cash, (ii) the actual performance level (i.e., threshold, target or maximum) used to determine the payout in respect of each long-term cash performance award and (iii) the price of the Company's common shares at the time of payout.

(2) Represents the weighted-average exercise price of options outstanding under the Equity Plans as of May 31, 2011. Also see note (1) above with respect to performance share awards and long-term cash performance awards granted under the 1997 LTIP. The weighted-average exercise price does not take these awards into account.

(3) Includes 1,036,328 common shares available under the 1990 Stock Option Plan, 1,907,185 common shares available under the 1997 LTIP, 289,250 common shares available under the 2003 Stock Option Plan, 102,625 common shares available under the 2006 Directors Equity Plan, and 6,000,000 common shares available under the 2010 Stock Option Plan. In addition to options, performance share awards and long-term cash performance awards, the 1997 LTIP authorizes the Compensation Committee to grant awards in the form of stock appreciation rights, restricted stock, performance units, dividend equivalents, and other stock unit awards that are valued in whole or in part by reference to, or are otherwise based on, the

Company's common shares or other property. The number shown in this column reflects the backing out of 817,328 common shares representing the maximum number of common shares which may be paid out in respect of outstanding performance share awards granted under the 1997 LTIP as described in the first paragraph of note (1) above. In addition to options, the 2006 Directors Equity Plan authorizes the Board to grant awards in the form of restricted stock, restricted stock units, stock appreciation rights and whole common shares. No common shares remain available for grants of future awards under the 2000 Directors Option Plan.

## PROPOSAL 2: ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

Section 14A of the Exchange Act, enacted in July 2010 as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), requires that we provide our shareholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of our named executives officers as disclosed in this proxy statement.

As described in detail under "Compensation Discussion and Analysis" beginning on page 27 and in the Fiscal 2011 Summary Compensation Table on page 42 and the accompanying tables and narrative, our executive compensation programs are reviewed annually by our Compensation Committee, with advice from an independent consultant, and consideration given to executive compensation paid by other companies. Our compensation programs are designed to foster alignment of executive management with the interests of shareholders.

The direct relationship of the compensation earned by the Company's named executive officers to Company performance is exemplified by the amounts of compensation earned by the Company's executives over the last three fiscal years. In Fiscal 2009, the Company's financial results were poor, and even though this was driven by the economic recession rather than executive performance, the only short term cash incentive bonuses paid for that year were at Worthington Cylinders and the WIBS business unit, which were the only business units to reach threshold levels. In Fiscal 2010, the Company's performance improved and exceeded expected levels, aided by actions taken by the Company in response to the depressed market conditions and short-term incentive bonuses were earned by the named executive officers as well as other employees for that fiscal year. In Fiscal 2011, the Company showed strong improvement with a 168% increase in diluted earnings per share (303% excluding the effects of FIFO gains and restructuring charges) and short term incentive bonuses were paid close to maximum levels.

Despite the much stronger financial results in Fiscal 2011 no long term incentive compensation was paid for any of the three-year performance periods ending in Fiscal 2011, Fiscal 2010, or Fiscal 2009, and even the strong performance in fiscal 2011 could not overcome the drag early in the three-year performance period caused by the recession.

As an example of executive compensation being aligned with the interests of shareholders, shareholders were also rewarded by the Company's performance during Fiscal 2011, as the average share price of the Company's common shares for the month of July following the Company's earnings announcement, for the fiscal year was up solidly in July 2011 from July 2010. The Board of Directors also voted to increase the quarterly dividend for the first quarter of Fiscal 2012 from $0.10 per share to $0.12 per share.

The Company has been fairly conservative in providing severance benefits and perquisites to its executives. The Company has not entered into separate severance agreements with its executive officers and has provided change in control benefits only in connection with its long-term incentive awards. Recently, the Compensation Committee has elected to require a double trigger under the newer long-term incentive awards in the event of a change of control, also requiring a termination of employment within a specified period of time. In addition, the Company implemented stock ownership guidelines for its executive officers more than five years ago. The Company also provides limited perquisites; for example, it eliminated Company-provided automobiles for executives in 2007.

The vote on this resolution relates to the compensation of our named executive officers as a whole. The vote is advisory, which means that the vote is not binding on the Company, the Board or the Compensation

Committee. To the extent there is any significant vote against the named executive officer compensation, the Compensation Committee will evaluate whether any actions are necessary to address the concerns of shareholders.

Accordingly, shareholders are being asked to approve the following resolution at the Annual Meeting:

**RESOLVED, that the shareholders of Worthington Industries, Inc. (the "Company") approve, on an advisory basis, the compensation paid to the Company's named executive officers as disclosed in the Company's proxy statement for its 2011 Annual Meeting of Shareholders pursuant to SEC compensation disclosure rules (including the Compensation Discussion and Analysis, the executive compensation tables and the narrative that accompanies the executive compensation tables).**

**Vote Required to Approve the Advisory Vote on Executive Compensation**

The affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of all then outstanding common shares, present in person or by proxy, and entitled to vote on the proposal is required to approve the advisory resolution on named executive officer compensation. Abstentions will be counted in determining the required vote and will have the effect of votes "AGAINST" the advisory resolution. Broker non-votes will not be counted in determining the required vote.

**The Board of Directors recommends a vote "FOR" the approval of the advisory resolution on named executive officer compensation.**

## PROPOSAL 3: ADVISORY VOTE ON FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

Pursuant to Section 14A of the Exchange Act, which was adopted as part of the Dodd-Frank Act, we are also seeking a shareholder advisory vote as to how often we should include a proposal, similar to Proposal 2 above, asking for an advisory vote on the compensation paid to our named executive officers. Shareholders may express their preference as to whether we should include an advisory vote on executive compensation every year, two years or every three years. If they wish, shareholders may also abstain from casting a vote on this proposal. In considering their vote, we encourage shareholders to carefully review the information presented in connection with Proposal 2 of this Proxy Statement. While this shareholder vote regarding frequency is an advisory vote that is not binding on the Company or the Board, we value the opinions of our shareholders and will consider the outcome of the vote when making our determination regarding how frequently this advisory vote will be held in the future.

The Board has determined that holding an advisory vote on executive compensation every year is the most appropriate policy for the Company at this time, and unanimously recommends that stockholders vote for future advisory votes on executive compensation to occur every year. While the Company's executive compensation programs are designed to promote both a short-term and a long-term connection between pay and performance, the Board recognizes that executive compensation disclosures are made annually. Given that the "Say on Pay" advisory vote provisions are new, holding an annual advisory vote on executive compensation provides the Company with more direct and immediate feedback on our compensation disclosures. However, shareholders should note that because the advisory vote on executive compensation occurs well after the beginning of the compensation year, and because the different elements of our executive compensation programs are designed to operate in an integrated manner and to complement one another, in many cases it may not be appropriate or feasible to change the Company's executive compensation programs in consideration of any one year's advisory vote on executive compensation by the time of the following year's annual meeting of shareholders.

**Vote Required to Approve the Frequency of Future Executive Compensation Votes**

The form of proxy provides shareholders with the opportunity to choose among four options: holding the vote every year, every two years or every three years, or abstaining. Shareholders will not be voting to approve or disapprove the Board's recommendation. The non-binding vote on the frequency of future advisory votes on executive compensation requires the approval of the holders of a majority of the votes entitled to be cast by the holders of all then outstanding common shares, present in person or by proxy, and entitled to vote on the proposal. The advisory vote regarding frequency of a shareholder advisory vote on executive compensation will be determined by whichever of the choices receives the greatest number of votes cast. Common shares represented by forms of proxy that are marked to indicate abstentions from this proposal and broker non-votes with respect to this proposal will not affect its outcome. All valid proxies received prior to the Annual Meeting which do not specify how common shares are to be voted will be voted, except in the case of broker non-votes for a frequency of 'EVERY ONE YEAR".

**THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO CONDUCT FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION "EVERY ONE YEAR".**

## PROPOSAL 4: APPROVAL OF FIRST AMENDMENT TO THE WORTHINGTON INDUSTRIES, INC. AMENDED AND RESTATED 2006 EQUITY INCENTIVE PLAN FOR NON-EMPLOYEE DIRECTORS

Subject to shareholder approval and upon the recommendation of the Compensation Committee, on June 29, 2011, the Board adopted the First Amendment to the 2006 Directors Equity Plan, which will add an aggregate of 500,000 common shares to the 2006 Directors Equity Plan (the "First Amendment"). The Board has not adopted any other changes to the terms of the 2006 Directors Equity Plan and is requesting only that shareholders authorize an additional 500,000 common shares to be reserved and available for awards. Of these common shares, 250,000 can only be used for stock option grants and the remaining 250,000 common shares can be used for stock options or other awards permitted by the 2006 Directors Equity Plan.

As of August 4, 2011, 100,187 common shares remained available for awards under the 2006 Directors Equity Plan. The additional 500,000 common shares which would be authorized upon approval of the First Amendment, would allow the Company to continue to provide long-term, equity-based incentives to non-employee directors of the Company, which we believe is in the best interests of our shareholders.

### Plan Summary

The following summary of the 2006 Directors Equity Plan, as proposed to be amended by the First Amendment (the "Amended 2006 Directors Equity Plan" or the "Amended Plan"), a copy of which is attached to this Proxy Statement as Appendix II, does not purport to be complete and is qualified in its entirety by the terms of the Amended 2006 Directors Equity Plan.

#### *Purpose*

The Amended 2006 Directors Equity Plan is intended to foster and promote the long-term financial success of the Company and its related entities and to increase shareholder value by providing non-employee directors of the Company an opportunity to acquire and maintain an ownership interest in the Company and encouraging non-employee directors to remain as directors of the Company putting forth maximum efforts for the success of the Company and its related entities.

#### *Administration*

The Amended 2006 Directors Equity Plan is administered by the Board, which may delegate ministerial duties associated with the Amended Plan to any person the Board deems appropriate. The Board has the sole discretion to determine which non-employee directors of the Company will be granted awards and to establish the types of awards to be granted and the terms and conditions of those awards. Consistent with the objectives of the Amended 2006 Directors Equity Plan, the Board has the authority to adopt, amend and rescind rules and regulations relating to the Amended Plan and complete discretion to make all other decisions necessary or advisable for the administration and interpretation of the Amended Plan.

***Types of Awards***

The Amended 2006 Directors Equity Plan provides the Company with flexibility to respond to market changes in equity compensation practices relating to director compensation. The Amended Plan permits the grant of non-qualified stock options to purchase common shares ("options"), restricted stock, restricted stock units, stock appreciation rights ("SARs") and whole common shares to non-employee directors of the Company.

***Common Shares Available Under the Amended 2006 Directors Equity Plan***

The aggregate number of common shares that may be the subject of awards under the Amended 2006 Directors Equity Plan will be:

- 450,000 common shares (reflecting an increase of 250,000 common shares pursuant to the First Amendment), which will be available for any awards under the Amended Plan; *plus*
- the following aggregate number of common shares, which will be available only for options:
    - 450,000 common shares (reflecting an increase of 250,000 common shares pursuant to the First Amendment).

The number of common shares available for awards under the Amended 2006 Directors Equity Plan (as well as the appropriate terms of outstanding awards) and common share-based limitations imposed under the Amended Plan will be adjusted to take into account share dividends, share splits, recapitalizations (including payments of extraordinary dividends), mergers, consolidations, combinations, spin-offs, distributions of assets to shareholders, exchanges of shares or other similar corporate changes affecting common shares. Common shares available for delivery under the Amended Plan may consist of treasury shares or authorized but unissued common shares. Common shares covered by awards that are forfeited, cancelled, terminated, relinquished, exchanged or otherwise settled without issuing common shares or without the payment of cash or any other consideration will be available for the grant of future awards under the Amended Plan. The number of common shares (if any) withheld to pay any exercise price or to satisfy any tax withholding obligation associated with the exercise or settlement of an award (or part of an award) will not be available for future grants under the Amended Plan.

***Eligibility***

Only non-employee directors of the Company are eligible to receive awards under the Amended 2006 Directors Equity Plan. As of the date of this Proxy Statement, there were nine non-employee directors of the Company, each of whom has previously received awards under the 2006 Directors Equity Plan. Awards under the 2006 Directors Equity Plan have been, and awards under the Amended 2006 Directors Equity Plan will be, made by the Board in its sole discretion.

*Common Shares Underlying Awards Granted and to be Granted*

As of August 4, 2011, 280,313 common shares were subject to outstanding options granted under the 2006 Directors Equity Plan to current non-employee directors of the Company, 18,200 common shares had been issued upon exercise of options granted to current non-employee directors, 23,925 common shares were subject to outstanding restricted stock awards granted to current non-employee directors and 88,000 common shares had been issued upon vesting of restricted stock awards granted to current non-employee directors.

The following table shows, as of August 4, 2011, the number and weighted-average exercise price of outstanding options and the number of outstanding restricted stock awards granted under the 2006 Directors Equity Plan to each non-employee director of the Company and all current non-employee directors as a group.

| Name or Group (1) | Number of Common Shares Covered by Outstanding Options | Weighted-Average Exercise Price Per Common Share of Outstanding Options | Number of Common Shares Covered by Outstanding Restricted Stock Awards |
|---|---|---|---|
| Kerrii B. Anderson | 9,750 | $15.03 | 2,900 |
| John B. Blystone (2) | 66,550 | $17.21 | 4,350 |
| Mark C. Davis | 4,875 | $20.41 | 1,450 |
| Michael J. Endres (3) | 47,700 | $17.42 | 2,900 |
| Ozey K. Horton, Jr. (3) | 2,438 | $23.10 | 725 |
| Peter Karmanos, Jr. (3) | 53,700 | $16.82 | 2,900 |
| Carl A. Nelson, Jr. (3) | 46,700 | $17.40 | 2,900 |
| Sidney A. Ribeau | 53,700 | $16.82 | 2,900 |
| Mary Schiavo | 51,700 | $17.05 | 2,900 |
| All current directors who are not officers (or employees) as a group (9 individuals) | 337,113 | $17.14 | 23,925 |

---

(1) None of the individuals named in the Fiscal 2011 Summary Compensation Table, the other current executive officers of the Company, the employees of the Company and its subsidiaries or any associate of any director, executive officer or nominee for election as a director of the Company has been eligible to receive awards under the 2006 Directors Equity Plan.

(2) Mr. Blystone is the Company's Lead Independent Director.

(3) Nominee for re-election as a director of the Company at the Annual Meeting.

The following table shows the number of common shares subject to options and the number of common shares subject to restricted stock awards that will be granted, effective as of the date of the Annual Meeting, to each of the non-employee directors of the Company and to the non-employee directors as a group, if the Board's nominees are re-elected as directors of the Company at the Annual Meeting. Each option and each restricted stock award will have the same terms as those applicable to the options and restricted stock awarded as standard compensation to the non-employee directors of the Company during Fiscal 2011.

| Name or Group (1) | Number of Common Shares Subject to Option(s) | Number of Common Shares Subject to Restricted Stock Award(s) |
|---|---|---|
| Kerrii B. Anderson | 8,000 | 2,400 |
| John B. Blystone (2) | 12,000 | 3,600 |
| Mark C. Davis | 8,000 | 2,400 |
| Michael J. Endres (3) | 8,000 | 2,400 |
| Ozey K. Horton, Jr. (3) | 8,000 | 2,400 |
| Peter Karmanos, Jr. (3) | 8,000 | 2,400 |
| Carl A. Nelson, Jr. (3) | 8,000 | 2,400 |
| Sidney A. Ribeau | 8,000 | 2,400 |
| Mary Schiavo | 8,000 | 2,400 |
| All current directors who are not officers (or employees) as a group (9 individuals) | 76,000 | 22,800 |

---

(1) None of the executive officers or other employees of the Company is eligible to receive awards.

(2) Mr. Blystone is the Company's Lead Independent Director.

(3) Nominee for re-election as a director of the Company at the Annual Meeting.

***Terms of Awards Under the Amended 2006 Directors Equity Plan***

*Options*

The Board may grant options to non-employee directors of the Company under the Amended 2006 Directors Equity Plan. All options granted under the 2006 Directors Equity Plan have been, and all options which may be granted in the future under the Amended 2006 Directors Equity Plan will be, non-qualified stock options which are not intended to meet the requirements for incentive stock options under Section 422 of the Internal Revenue Code. Each grant of an option will be evidenced by an award agreement that describes the exercise price, the expiration date, when the option may be exercised and any other terms and conditions affecting the option. The Board will determine the exercise price for each option, but the exercise price must be at least equal to the fair market value of a common share on the date the option is granted (defined in the Amended 2006 Directors Equity Plan as the closing price of the common shares as reported on NYSE). On August 4, 2011, the closing price of the common shares as reported on NYSE was $18.34 per share. In addition, the Board will determine the term of the option, which may not exceed ten years.

A non-employee director may exercise an option by completing an exercise notice and paying the exercise price, each as described in the applicable award agreement. Generally, a non-employee director will not have any voting or dividend rights with respect to common shares covered by an option until the option has been exercised.

Unless the Board otherwise determines, it is currently anticipated that future grants of options under the Amended 2006 Directors Equity Plan will have the same terms as the options granted to the non-employee directors of the Company as standard compensation in Fiscal 2011 and described under the caption "COMPENSATION OF DIRECTORS – Equity Grants" beginning on page 54 of this Proxy Statement.

*Restricted Stock*

The Board may grant restricted stock awards to non-employee directors of the Company under the Amended 2006 Directors Equity Plan. Each restricted stock award will be evidenced by an award agreement that describes the restriction period, the terms and conditions that must be met during the restriction period and any other terms and conditions affecting the restricted stock. Restricted stock will be held by the Company as escrow agent and will be:

- forfeited if the applicable terms and conditions have not been met; or
- released from escrow and distributed to the non-employee director as soon as administratively feasible after the last day of the restriction period, if the applicable terms and conditions have been met.

Unless otherwise provided in the associated award agreement, a non-employee director who has been granted restricted stock may exercise full voting rights with respect to the underlying common shares during the restriction period. In addition, unless otherwise provided in the associated award agreement, any dividends and other distributions paid with respect to the common shares underlying the restricted stock award will be held by the Company as escrow agent during the restriction period and subject to the same restrictions on transferability and forfeitability as the restricted stock with respect to which they were paid.

Unless the Board otherwise determines, it is currently anticipated that future grants of restricted stock under the Amended 2006 Directors Equity Plan will have the same terms as the restricted stock granted to the non-employee directors of the Company as standard compensation in Fiscal 2011 and described under the caption "COMPENSATION OF DIRECTORS – Equity Grants" beginning on page 54 of this Proxy Statement.

*Restricted Stock Units*

The Board may grant restricted stock units to non-employee directors of the Company under the Amended 2006 Directors Equity Plan. Restricted stock units are unfunded, unsecured rights to receive a specified number of common shares (or cash equal to the fair market value of those common shares) in the future. Each grant of restricted stock units will be evidenced by an award agreement that describes the restriction period, the terms and conditions that must be met during the restriction period, whether the restricted stock units will be settled in cash and/or common shares and any other terms and conditions affecting the restricted stock units. Restricted stock units will be forfeited if the applicable terms and conditions are not met. If the applicable terms and conditions are met, the restricted stock units will be settled in (i) a number of common shares equal to the number of whole restricted stock units covered by the award (any fractional restricted stock unit will be settled in cash) *or* (ii) cash equal to the number of restricted stock units covered by the award, multiplied by the fair market value of a Common Share on the settlement date *or* (iii) a combination of common shares and cash. Generally, a non-employee director will not have any voting or dividend rights with respect to the common shares covered by restricted stock units until the restricted stock units have been settled.

*SARs*

The Board may grant SARs to non-employee directors of the Company under the Amended 2006 Directors Equity Plan. Each grant of SARs will be evidenced by an award agreement that describes the exercise price, the expiration date, when the SARs may be exercised, whether the SARs will be settled in common shares or cash and any other terms and conditions affecting the SARs. The Board will determine the exercise price for each SAR, but the exercise price must be at least equal to the fair market value of a Common Share on the date the SAR is granted. In addition, the Board will determine the term of the SARs, which may not exceed ten years. A non-employee director may exercise an SAR by completing an exercise notice. As soon as administratively feasible after SARs are exercised, a non-employee director will be entitled to an amount equal to (i) the difference between the fair market value of a common share on the date the SARs are exercised and the exercise price, multiplied by (ii) the number of SARs being exercised. The SARs may be settled in common shares and/or cash as described in the applicable award agreement. Generally, a non-employee director will not have any voting or dividend rights with respect to the common shares covered by SARs until the SARs have been exercised.

*Whole Common Shares*

The Board may grant whole common shares to non-employee directors of the Company under the Amended 2006 Directors Equity Plan on any basis and subject to any terms and conditions that the Board believes to be appropriate.

*Prohibition on Repricing*

The Amended 2006 Directors Equity Plan expressly prohibits the repricing of an award.

***Effect of Termination of Service on Awards***

Unless a particular award agreement provides otherwise, the following rules apply to awards granted under the Amended 2006 Directors Equity Plan:

*Death, Disability or Retirement*

If a non-employee director's service on the Board terminates due to the non-employee director's death, disability (as defined in the Amended 2006 Directors Equity Plan) or retirement (as defined in the Amended 2006 Directors Equity Plan):

- all options and SARs (whether or not then exercisable) will become fully vested and exercisable and will remain exercisable until the earlier of the expiration date specified in the associated award agreement or the third anniversary of the non-employee director's termination of service;
- all restricted stock and restricted stock units will become fully vested; and
- all whole common shares will be subject to the terms and conditions provided in the associated award agreement.

In general, "retirement" is defined in the Amended 2006 Directors Equity Plan to mean retirement of a director from service on the Board after having attained age 65 or served at least nine years as a member of the Board (or a shorter period specified by the Board that may not be less than six years).

*Cause*

If a non-employee director's service on the Board is terminated for cause (as defined in the Amended 2006 Directors Equity Plan), all awards that are outstanding (whether or not then exercisable) will be forfeited on the termination date.

*Other Types of Termination of Service*

If a non-employee director's service on the Board terminates for any reason not described above:

- all options and SARs that are outstanding and then vested and exercisable on the termination date will remain exercisable until the earlier of the expiration date specified in the associated award agreement or the first anniversary of the non-employee director's termination of service; and

- all options and SARs that are not then vested and exercisable and all other awards that are outstanding will be forfeited on the termination date.

Notwithstanding the foregoing, the Board will have the right to accelerate the vesting or exercisability of any award upon a non-employee director's termination of service.

*Impact of Section 409A of Internal Revenue Code*

Regardless of any other provision in the Amended 2006 Directors Equity Plan or the associated award agreement, if a non-employee director becomes entitled to the payment, exercise or settlement of any award that is subject to Section 409A of the Internal Revenue Code upon the non-employee director's termination of service on the Board, the payment, exercise or settlement of such award will not be made or permitted before the non-employee director "separates from service" as defined in Section 409A.

***Other Limits on Exercisability or Settlement***

Unless otherwise specified in the associated award agreement or another written agreement between the Company and a non-employee director, all awards granted to a non-employee director that have not been exercised or settled will be forfeited if the non-employee director:

- without the Board's written consent, serves (or agrees to serve) as an officer, director, consultant or employee of another entity, or becomes the owner of a business, or renders any service to any entity, in each case which entity or business competes with the Company or any related entity; or

- deliberately engages in any action that the Board concludes could harm the Company or any related entity.

***Buy Out of Awards***

The Board generally has the authority under the Amended 2006 Directors Equity Plan to offer to buy any outstanding awards not subject to Internal Revenue Code Section 409A (i.e., options, SARs, restricted stock and certain restricted stock units that settle shortly after vesting) for cash or by substitution of another award. Any buy out will be completed as soon as administratively feasible, but no later than 60 days, after a non-employee director's acceptance of a buy out offer.

***Impact of Business Combination or Change in Control***

Unless otherwise provided in the applicable award agreement, upon a "business combination" or a "change in control" (as defined in the Amended 2006 Directors Equity Plan), all of a non-employee director's awards will become fully vested and exercisable.

A "business combination" means any of the following:

- the date that any person or group acquires ownership of the Company's common shares that, together with the common shares held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the Company's common shares; *or*

- the date that any person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) ownership of the Company's common shares possessing 30% or more of the total voting power of the Company's common shares; *or*

- the date that a majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election; *or*

- the date that any person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) assets from the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of the Company immediately before such acquisition.

This definition will be interpreted in a manner consistent with the definition of a "change in control event" under Section 409A of the Internal Revenue Code and the related Treasury regulations.

A "change in control" will occur when any person (other than (i) the Company or any related entity, (ii) any employee benefit plan of the Company or any related entity or any trustee of or fiduciary with respect to any such plan when acting in such capacity or (iii) any person who, on September 27, 2006, was an affiliate of the Company owning in excess of 10% of the outstanding common shares and the respective successors, executors, legal representatives, heirs and legal assigns of such a person), alone or together with that person's affiliates and associates, has acquired or obtained the right to acquire the beneficial ownership of 25% or more of the common shares then outstanding.

***Term of the Plan***

The 2006 Directors Equity Plan became effective on September 27, 2006. If the First Amendment is approved by the shareholders at the Annual Meeting, the First Amendment will be effective on that date (i.e., September 29, 2011). Unless earlier terminated or suspended by the Board, the Amended 2006 Directors Equity Plan will continue until the day after the Company's 2016 Annual Meeting of Shareholders.

***Amendment and Termination***

The Board may terminate, suspend or amend the Amended 2006 Directors Equity Plan at any time without shareholder approval, except as required by applicable law or to satisfy the requirements imposed by any securities exchange, market or other quotation system on or through which the Company's securities than are listed or traded. In addition, no termination, suspension or amendment may adversely affect any awards previously granted to a non-employee director without his or her consent. Notwithstanding the foregoing, the Board may amend the Amended 2006 Directors Equity Plan and any award agreement without additional consideration to the affected non-employee director(s) to the extent necessary to avoid penalties arising under Section 409A of the Internal Revenue Code.

***Transferability***

In general, awards are not transferable, except by will or the laws of descent and distribution and, during a non-employee director's lifetime, may be exercised only by the non-employee director or his or her guardian or legal representative. However, with the permission of the Board, a non-employee director may transfer an award to a revocable inter vivos trust of which he or she is the settlor or certain other permitted transferees (as defined in the Amended 2006 Directors Equity Plan).

**U.S. Federal Income Tax Consequences**

The following is a brief summary of the general U.S. federal income tax consequences relating to the Amended 2006 Directors Equity Plan. This summary is based on U.S. federal tax laws and regulations in effect on the date of this Proxy Statement and does not purport to be a complete description of the U.S. federal income tax laws.

***Options***

A non-employee director will not recognize any taxable income when an option is granted and the Company will not receive a deduction at that time. However, in general, when an option is exercised, a non-employee director will recognize ordinary income equal to the excess, if any, of the fair market value of the common shares that the non-employee director purchased on the date of exercise over the exercise price. When an option is exercised, the Company will be entitled to a deduction equal to the ordinary income that the non-employee director recognizes.

***Restricted Stock***

Unless a non-employee director makes an election under Section 83(b) of the Internal Revenue Code (a "Code §83(b) election"), the non-employee director will not recognize taxable income when restricted stock is granted and the Company will not receive a deduction at that time. Instead, a non-employee director will recognize ordinary income when the restricted stock vests (e.g., the underlying common shares are freely transferable or are not subject to a substantial risk of forfeiture) equal to the fair market value of the underlying common shares at such time, less any consideration paid for the restricted stock. The Company will be entitled to a deduction equal to the ordinary income that the non-employee director recognizes. If a non-employee director makes a Code §83(b) election, the non-employee director will recognize ordinary income equal to the fair market value of the common shares subject to the restricted stock award on the grant date, and the Company will be entitled to a deduction equal to the ordinary income that the non-employee director recognizes at that time. However, the non-employee director will not recognize taxable income at the time the restricted stock vests. In addition, a non-employee director may not take a tax deduction in connection with any forfeiture of restricted stock subject to a Code §83(b) election.

***Restricted Stock Units***

A non-employee director will not recognize taxable income when restricted stock units are granted and the Company will not receive a deduction at that time. Instead, a non-employee director will recognize ordinary income equal to the cash and/or fair market value of the common shares actually received in settlement of the restricted stock units, less any consideration paid for the common shares received. The Company generally will be entitled to a deduction equal to the ordinary income that the non-employee director recognizes at that time.

***SARs***

A non-employee director will not recognize any taxable income when an SAR is granted and the Company will not receive a deduction at that time. When an SAR is exercised, a non-employee director will recognize ordinary income equal to the cash and/or fair market value of the common shares actually received in settlement of the SAR. The Company will be entitled to a deduction equal to the ordinary income that the non-employee director recognizes at that time.

***Whole Common Shares***

In general, a non-employee director will recognize ordinary income equal to the fair market value of the common shares when received and the Company will receive a deduction equal to the ordinary income that the non-employee director recognizes at that time.

***Section 409A***

Section 409A of the Internal Revenue Code imposes certain restrictions on amounts deferred under non-qualified deferred compensation plans and a 20% additional tax on amounts that are subject to, but do not comply with, Section 409A. Section 409A includes a broad definition of non-qualified deferred compensation plans, which includes certain types of awards granted under the Amended 2006 Directors Equity Plan. The Company intends for the awards granted under the Amended 2006 Directors Equity Plan to comply with or be exempt from the requirements of Section 409A, as applicable.

**Other Matters**

The Company is seeking shareholder approval of the First Amendment to comply with the requirements of applicable laws, SEC Rules and NYSE Rules. If such shareholder approval is not obtained, the First Amendment will be null and void and the additional 500,000 common shares which are the subject of the First Amendment will not become available under the 2006 Directors Equity Plan.

**Recommendation and Vote to Approve the First Amendment**

The proposal to approve the First Amendment will be submitted to the shareholders in the form of the following resolution:

> **RESOLVED**, that the First Amendment to the Worthington Industries, Inc. Amended and Restated 2006 Equity Incentive Plan for Non-Employee Directors as set forth in Appendix II to the Proxy Statement of the Company for the Annual Meeting of Shareholders held on September 29, 2011 be, and the same hereby is, approved.

**THE BOARD RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY VOTE "FOR" THE APPROVAL OF THE FIRST AMENDMENT TO THE AMENDED AND RESTATED 2006 EQUITY INCENTIVE PLAN FOR NON-EMPLOYEE DIRECTORS.**

Approval of the First Amendment requires the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of all then outstanding common shares, present in person or by proxy, and entitled to vote on the proposal; provided that the total vote cast on the proposal represents over 50% of all common shares entitled to vote on the proposal. Under applicable NYSE Rules, broker non-votes will not be treated as votes cast. Abstentions will be treated as votes cast and will have the effect of a vote **"AGAINST"** the proposal.

## PROPOSAL 5: RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Company's Board has selected KPMG LLP ("KPMG") to serve as the Company's independent registered public accounting firm for the fiscal year ending May 31, 2012, and recommends that the shareholders of the Company vote for the ratification of that selection. KPMG audited the Company's consolidated financial statements as of and for the fiscal years ended May 31, 2011, and May 31, 2010, and the effectiveness of the Company's internal control over financial reporting as of May 31, 2011 and May 31, 2010. Representatives of KPMG are expected to be present at the Annual Meeting and will be given the opportunity to make a statement if they so desire and to respond to appropriate questions.

The selection of the Company's independent registered public accounting firm is made annually by the Audit Committee. The Company has determined to submit the selection of the independent registered public accounting firm to the shareholders for ratification because of such firm's role in reviewing the quality and integrity of the Company's consolidated financial statements and internal control over financial reporting. Before selecting KPMG, the Audit Committee carefully considered that firm's qualifications as the independent registered public accounting firm for the Company and the audit scope.

**Recommendation and Vote Required to Ratify Selection of KPMG**

**THE AUDIT COMMITTEE AND THE BOARD RECOMMEND THAT THE SHAREHOLDERS OF THE COMPANY VOTE "FOR" THE RATIFICATION OF THE SELECTION OF KPMG.**

The affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of all then outstanding common shares, present in person or by proxy, and entitled to vote on the proposal, is required to ratify the selection of KPMG as the Company's independent registered public accounting firm for the fiscal year ending May 31, 2012. The effect of an abstention is the same as a vote "AGAINST" the proposal. Even if the selection of KPMG is ratified by the shareholders, the Audit Committee, in its discretion, could decide to terminate the engagement of KPMG and to engage another firm if the Audit Committee determines such action is necessary or desirable. If the selection of KPMG is not ratified, the Audit Committee will reconsider (but may decide to maintain) the selection.

## AUDIT COMMITTEE MATTERS

**Report of the Audit Committee for the Fiscal Year Ended May 31, 2011**

The Audit Committee oversees the Company's financial and accounting functions, controls, reporting processes and audits on behalf of the Board in accordance with the Audit Committee's written charter. The Audit Committee is responsible for providing independent, objective oversight of the integrity and quality of the Company's consolidated financial statements, the qualifications and independence of the Company's independent registered public accounting firm, the performance of the Company's internal auditors and independent registered public accounting firm and the annual independent audit of the Company's consolidated financial statements. Management has the primary responsibility for the preparation, presentation and integrity of the Company's consolidated financial statements and the reporting process, for the appropriateness of the accounting principles and reporting policies that are used by the Company, for the establishment and maintenance of effective systems of disclosure controls and procedures and internal control over financial reporting, and for the preparation of the annual report on management's assessment of the effectiveness of the Company's internal control over financial reporting. The Company's independent registered public accounting firm, KPMG, is responsible for auditing the Company's annual consolidated financial statements included in the Company's Annual Report on Form 10-K in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing its report thereon based on such audit, for issuing an audit report on the effectiveness of the Company's internal control over financial reporting, and for reviewing the Company's unaudited interim consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q.

In fulfilling its oversight responsibilities, the Audit Committee reviewed with management the Company's audited consolidated financial statements, as of and for the fiscal year ended May 31, 2011 and discussed with management the quality, not just the acceptability, of the accounting principles as applied in the Company's financial reporting, the reasonableness of significant judgments and accounting estimates, and the clarity and completeness of disclosures in the consolidated financial statements.

In fulfilling its oversight responsibilities, the Audit Committee met with management, the Company's internal auditors and KPMG throughout the year. Since the beginning of the fiscal year, the Audit Committee met with the Company's internal auditors and KPMG, with and without management present, to discuss the overall scope of their respective annual audit plans, the results of their respective audits, the effectiveness of the Company's internal control over financial reporting, including management's and KPMG's reports thereon and the bases for the conclusions expressed in those reports, and the overall quality of the Company's financial reporting. Throughout that period, the Audit Committee reviewed management's plan for documenting and testing controls, the results of the documentation and testing, any deficiencies discovered and the resulting remediation of the deficiencies. In addition, the Audit Committee reviewed and discussed with KPMG all matters required by auditing standards generally accepted in the United States, including those described in Statement on Auditing Standards No. 114, *The Auditor's Communication With Those Charged With Governance.*

The Audit Committee has discussed with KPMG the independence of that firm from management and the Company. The Audit Committee has received from KPMG the written disclosures and the letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence. The Audit Committee has discussed with

KPMG any relationships with or services to the Company or the Company's subsidiaries that may impact the objectivity and independence of KPMG, and the Audit Committee has satisfied itself as to the independence of KPMG.

Management and KPMG have represented to the Audit Committee that the Company's audited consolidated financial statements, as of and for the fiscal year ended May 31, 2011, were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed those audited consolidated financial statements with management and KPMG.

Based on the Audit Committee's reviews and discussions referred to above and the Audit Committee's review of the report of KPMG to the Audit Committee, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements be included (and the Board approved such inclusion) in the Company's Annual Report on Form 10-K for Fiscal 2011 filed with the SEC on August 1, 2011. The Audit Committee has also selected KPMG as the Company's independent registered public accounting firm for the fiscal year ending May 31, 2012 and recommends that the shareholders ratify such selection.

The foregoing report is provided by the Audit Committee of the Company's Board:

**Audit Committee**

Carl A. Nelson, Jr., Chair
Michael J. Endres
Sidney A. Ribeau
Mary Schiavo
Kerrii B. Anderson, *ad hoc*

**Pre-Approval of Services Performed by the Independent Registered Public Accounting Firm**

Under applicable SEC Rules, the Audit Committee is to pre-approve the audit and non-audit services performed by the independent registered public accounting firm in order to ensure that the performance of these services does not impair the firm's independence from the Company. The SEC Rules specify the types of non-audit services that independent registered public accounting firms may not provide to their audit clients and establish the Audit Committee's responsibility for administration of the engagement of the independent registered public accounting firm.

Consistent with applicable SEC Rules, the charter of the Audit Committee requires that the Audit Committee review and pre-approve all audit services and permitted non-audit services provided by the independent registered public accounting firm to the Company or any of its subsidiaries. The Audit Committee may delegate pre-approval authority to one or more designated members of the Audit Committee and, if it does, the decision of that member or members must be reported to the full Audit Committee at its next regularly scheduled meeting.

All requests or applications for services to be provided by the independent registered public accounting firm must be submitted to the Audit Committee by both the independent registered public accounting firm and the Company's Chief Financial Officer and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC Rules governing auditor independence.

**Independent Registered Public Accounting Firm Fees**

Fees billed for services rendered by KPMG for each of Fiscal 2011 and Fiscal 2010 were as follows:

| Type of Fees | Fiscal 2011 | Fiscal 2010 |
|---|---|---|
| Audit Fees | $1,390,618 | $1,719,811 |
| Audit-Related Fees | ------- | 150,453 |
| Tax Fees | 89,062 | 59,077 |
| **Total** | $1,479,680 | $1,929,341 |

All of the services rendered by KPMG to the Company and the Company's subsidiaries during Fiscal 2011 and Fiscal 2010 were pre-approved by the Audit Committee. Fees for Fiscal 2010 were updated from last year's Proxy Statement to include billings received after the date of the Proxy Statement.

In accordance with applicable SEC Rules, "Audit Fees" are fees for professional services rendered for: the audit of the Company's consolidated financial statements; the review of the interim consolidated financial statements included in the Company's Forms 10-Q; the audit of the Company's internal control over financial reporting with the objective of obtaining reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects; and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for the applicable fiscal years.

"Audit-Related Fees" are fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements that are not reported under "Audit Fees." The Fiscal 2010 "Audit-Related Fees" included fees related to work performed in connection with the underwritten public offering of $150 million aggregate principal amount of the Company's 6.50% Notes due April 15, 2020 completed on April 13, 2010 and the related Registration Statement on Form S-3 filed with the SEC to register those 6.50% Notes.

"Tax Fees" are fees for professional services rendered for tax compliance, tax advice and tax planning.

## HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The SEC has implemented rules regarding the delivery of proxy materials (i.e., annual reports and proxy statements) to households. This method of delivery, often referred to as "householding," would permit the Company to send a single annual report and/or a single proxy statement to any household at which two or more registered shareholders reside if the Company reasonably believes such shareholders are members of the same family or otherwise share the same address or that one shareholder has multiple accounts. The householding process may also be used for the delivery of Notices of Internet Availability of Proxy Materials, when applicable. In each case, the shareholder(s) must consent to the householding process in accordance with applicable SEC Rules. Each shareholder would continue to receive a separate notice of any meeting of shareholders and proxy card. The householding procedure reduces the volume of duplicate information shareholders receive and reduces the Company's expenses. The Company may institute householding in the future and will notify registered shareholders affected by householding at that time. Registered shareholders sharing an address may request delivery of a single copy of annual reports to shareholders, proxy statements and Notices of Internet Availability of Proxy Materials by contacting the Investor Relations Department of the Company at Worthington Industries, Inc., 200 Old Wilson Bridge Road, Columbus, Ohio 43085, Attention: Catherine M. Lyttle, Vice President-Communications and Investor Relations.

Many broker/dealers and other holders of record have instituted householding. If your family has one or more "street name" accounts under which you beneficially own common shares of the Company, you may have received householding information from your broker/dealer, financial institution or other nominee in the past.

Please contact the holder of record directly if you have questions, require additional copies of this Proxy Statement or the Company's 2011 Annual Report to Shareholders or wish to revoke your decision to household and thereby receive multiple copies of the Company's proxy materials. You should also contact the holder of record if you wish to institute householding.

## SHAREHOLDER PROPOSALS FOR 2012 ANNUAL MEETING

Shareholders of the Company seeking to bring business before an annual meeting of shareholders (an "annual meeting") or to nominate candidates for election as directors at an annual meeting must provide timely notice thereof in writing to the Company's Secretary. Under Section 1.08(A) of the Company's Code of Regulations, to be timely, a shareholder's notice with respect to business to be brought before an annual meeting must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 30 days prior to an annual meeting. However, if less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, the shareholder's notice must be received no later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. In order for a shareholder's notice to be in proper form, it must include: (a) a brief description of the business the shareholder desires to bring before an annual meeting; (b) the reasons for conducting the proposed business at an annual meeting; (c) the name and address of the proposing shareholder; (d) the number of common shares beneficially owned by the proposing shareholder; and (e) any material interest of the proposing shareholder in the business to be brought before an annual meeting. The requirements applicable to nominations are described above in "CORPORATE GOVERNANCE – Nominating Procedures" beginning on page 9 of this Proxy Statement.

A shareholder seeking to bring business before an annual meeting must also comply with all applicable SEC Rules. Under SEC Rule 14a-8, proposals of shareholders intended to be presented at the Company's 2012 Annual Meeting must be received by the Company no later than April 20, 2012, to be eligible for inclusion in the Company's proxy materials relating to the 2012 Annual Meeting. Upon receipt of a shareholder proposal, the Company will determine whether or not to include the proposal in the proxy materials in accordance with applicable SEC Rules.

The SEC has promulgated rules relating to the exercise of discretionary voting authority pursuant to proxies solicited by the Board. Generally, a proxy may confer discretionary authority to vote on any matters brought before an annual meeting if the Company did not have notice of the matter at least 45 days before the date on which the Company first sent its proxy materials for the prior year's annual meeting and a specific statement to that effect is made in the proxy statement or proxy card. If during the prior year, the Company did not hold an annual meeting, or if the date of the meeting has changed more than 30 days from the prior year, then notice must not have been received a reasonable time before the Company mails its proxy materials for the current year. Any written notice required as described in this paragraph must have been given by July 5, 2011, for matters to be brought before the 2011 Annual Meeting. Any written notice required as described in this paragraph must be given by July 4, 2012 for matters to be brought before the 2012 Annual Meeting.

Any written notice to be given with respect to matters set forth in the three prior paragraphs of this "SHAREHOLDER PROPOSALS FOR 2012 ANNUAL MEETING" section should be sent to the Company's Secretary, Dale T. Brinkman, Worthington Industries, Inc., 200 Old Wilson Bridge Road, Columbus, Ohio 43085 or by fax to (614) 840-3706.

The Company's 2012 Annual Meeting of Shareholders is currently scheduled to be held on September 27, 2012.

## FUTURE ELECTRONIC ACCESS TO PROXY MATERIALS AND ANNUAL REPORT

Registered shareholders can further reduce the costs incurred by the Company in mailing proxy materials by consenting to receive all future proxy statements, proxy cards, annual reports to shareholders and Notices of

Internet Availability of Proxy Materials electronically via e-mail or the Internet. To sign up for electronic delivery of future proxy materials, you must vote your common shares electronically via the Internet by logging on to www.proxyvote.com and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years. You will be responsible for any fees or charges that you would typically pay for access to the Internet.

## ANNUAL REPORT ON FORM 10-K

**Audited consolidated financial statements for Worthington Industries, Inc. and its subsidiaries for Fiscal 2011 are included in the 2011 Annual Report to Shareholders which is being delivered with this Proxy Statement. Additional copies of these financial statements and the Company's Annual Report on Form 10-K for Fiscal 2011 (excluding exhibits) may be obtained, without charge, by sending a written request to the Company's Investor Relations Department at 200 Old Wilson Bridge Road, Columbus, Ohio 43085, Attention: Catherine M. Lyttle, Vice President-Communications and Investor Relations. The Company's Annual Report on Form 10-K for Fiscal 2011 is also available on the Company's web site located at www.worthingtonindustries.com and can also be found on the SEC web site located at www.sec.gov.**

## OTHER BUSINESS

As of the date of this Proxy Statement, the Board knows of no business that will be presented for action by the shareholders at the Annual Meeting other than those matters discussed in this Proxy Statement. However, if any other matter requiring a vote of the shareholders properly comes before the Annual Meeting, the individuals acting under the proxies solicited by the Board will vote and act according to their best judgment in light of the conditions then prevailing, to the extent permitted under applicable law.

This Proxy Statement and the accompanying proxy card have been approved by the Board and are being mailed and delivered to shareholders by its authority.

By Order of the Board of Directors,



Dated: August 18, 2011

Dale T. Brinkman,
Secretary

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**APPENDIX I**
**COMPANIES INCLUDED IN COMPARATOR GROUP**

**2009 U.S. CDB General Industry Executive Database --**
**Custom Analysis - Participant Listing - July 2011**

- AAA Northern California, Utah & Nevada
- AAA of Science
- Abbott Laboratories
- ABC
- Abercrombie & Fitch
- Accenture
- ACH Food
- Activision Blizzard
- Acuity
- Acxiom
- Adecco
- Advanced Micro Devices
- Advance Publications
- AECOM Technology
- Aegon USA
- AEI Services
- Aerojet
- Aeropostale
- AES
- AFLAC
- Agentrics
- Agilent Technologies
- AGL Resources
- Agrium U.S.
- A.H. Belo
- AIG
- Air Liquide America
- Air Products and Chemicals
- Alcatel-Lucent
- Alcoa
- Alcon Laboratories.
- Alexander & Baldwin
- Allegheny Energy
- Allergan
- Allete
- Alliance Data Systems
- Alliant Energy
- Alliant Techsystems
- Allianz
- Allstate
- Ally Financial
- Amazon.com
- AMC Entertainment
- Ameren
- American Airlines
- American Airlines Publishing
- American Chemical Society
- American Crystal Sugar
- American Electric Power
- American Express
- American Family Insurance
- American United Life
- American Water Works
- AMERIGROUP
- Ameripride
- Ameriprise Financial
- Ameritrade
- Ameron
- AMETEK
- Amgen
- Amway
- Anadarko Petroleum
- A.O. Smith
- A&P
- APL
- Apollo Group
- Apple Computer
- Appleton Papers
- Applied Materials
- ARAMARK
- Archer Daniels Midland
- Arclin USA
- Arctic Cat
- Areva NP
- Armstrong World Industries
- Arrow Electronics
- ArvinMeritor
- Arysta LifeScience North America
- Ascend Media
- Ashland
- Associated Banc-Corp
- AstraZeneca
- ATC Management
- A.T. Cross
- Atmos Energy
- Atos Origin
- AT&T
- Aurora Healthcare
- Aurora Loan Services
- Auto Club Group
- Automatic Data Processing
- Avaya
- Avery Dennison
- Avis Budget Group
- Avista
- Avon Products
- AXA Equitable
- Baccarat
- Badger Meter
- BAE Systems
- Ball
- Bank of America
- Bank of Hawaii
- Bank of the West
- Barrick Gold of North America
- BASF
- Battelle Memorial Institute
- Baxter International
- Bayer
- Bayer CropScience
- Bayer MaterialScience
- BB&T
- BBVA Compass
- BD
- Beckman Coulter
- Belo
- Benjamin Moore
- Best Buy
- BG US Services
- Big Lots
- Biogen Idec
- Bio-Rad Laboratories
- Black Hills Corporation
- Blockbuster
- Bloomberg
- Blue Cross Blue Shield of Florida
- Blue Shield of California
- Blyth
- Boardwalk Pipeline Partners
- Bob Evans Farms
- Boehringer Ingelheim
- Boeing
- BOK Financial
- Bombardier Transportation
- Booz Allen Hamilton
- Boston Scientific
- Bovis Lend Lease
- BP
- Brady
- Bremer Financial
- Brink's
- Bristol-Myers Squibb
- Brown-Forman
- Brown Shoe
- Bunge
- Burberry
- Burlington Northern Santa Fe
- Bush Brothers
- B&W Technical Services Y-12
- CA
- Cablevision Systems
- Cabot
- CACI International
- Cadbury North America
- Calgon Carbon
- California Independent System Operator
- Callaway Golf
- Calpine
- Cameron International
- Campbell Soup
- Capital One Financial
- Capitol Broadcasting - WRAL
- Cardinal Health
- Career Education
- CareFusion
- Cargill
- Carlson
- Carmeuse Lime & Stone
- Carpenter Technology
- Catalent Pharma Solutions
- Caterpillar
- Catholic Healthcare West
- CBS
- CDI
- Celestica
- Celgene
- Cemex
- CenterPoint Energy
- Century Aluminum
- Cephalon
- CF Industries
- Chanel
- CH Energy Group
- Cheniere Energy
- Chevron
- Chevron Phillips Chemical
- Chicago Mercantile Exchange
- Chiquita Brands
- Choice Hotels International
- Chrysler
- CHS
- CH2M Hill
- CIGNA
- Cintas
- Cisco Systems
- CITGO Petroleum
- CIT Group
- Citrix Systems
- City National Bank
- Clear Channel Communications
- Clearing House
- Cleco
- Clorox
- CMS Energy
- CNA
- Cobank
- Coca-Cola
- Coca-Cola Enterprises
- Colgate-Palmolive
- Colorado Springs Utilities
- Columbia Sportswear
- Comcast Cable Communications
- Comerica
- Commerce Bancshares
- CommScope
- CompuCom Systems
- ConAgra Foods
- Connell Limited Partnership
- ConocoPhillips
- Conseco
- Consolidated Edison
- Constellation Energy

| Consumers Union | | | | International | |
|---|---|---|---|---|---|
| Continental Airlines | | Emerson Electric | | F & W Media | |
| Continental Automotive | | EMI Music | | GAF Materials | |
| Systems | | Emulex | | Gannett | |
| Continental Energy | | Enbridge Energy | | Gap | |
| Systems | | Endo Pharmaceuticals | | Garland Power & Light | |
| ConvaTec | | Energen | | Garmin | |
| Convergys | | Energy Future Holdings | | GATX | |
| Cooper Industries | | Energy Northwest | | Gavilon | |
| Cooper Tire & Rubber | | Entergy | | Genentech | |
| Covance | | E.ON U.S. | | General Atomics | |
| Covidien | | EPCO | | General Dynamics | |
| Cox Enterprises | | EQT Corporation | | General Electric | |
| CPS Energy | | Equifax | | General Mills | |
| Crain Communications | | Equity Office Properties | | General Motors | |
| Crown Castle | | ERCOT | | GenOn Energy | |
| Crown Holdings | | Erie Insurance | | GenTek | |
| CSR | | Ernst & Young | | Genworth Financial | |
| CSX | | ESRI | | Genzyme | |
| Cubic | | Essilor of America | | GEO Group | |
| Cullen Frost Bankers | | Evening Post Publishing - | | Getty Images | |
| CUNA Mutual | | KOAA | | Gilead Sciences | |
| Curtiss-Wright | | Evergreen Packaging | | G&K Services | |
| CVS Caremark | | Evonik Degussa | | GlaxoSmithKline | |
| Cytec | | E.W. Scripps | | Goodrich | |
| Daiichi Sankyo | | Exelon | | Goodyear Tire & Rubber | |
| Daimler Trucks North | | Experian Americas | | Google | |
| America | | Express Scripts | | Gorton's | |
| Dana | | Exterran | | Graco | |
| Dannon | | ExxonMobil | | Great-West Life Annuity | |
| Datacard | | Fairchild Controls | | Greif | |
| DCP Midstream | | Fair Isaac | | GROWMARK | |
| Dean Foods | | Fannie Mae | | Grupo Ferrovial | |
| Deere & Company | | FANUC Robotics | | GS1 US | |
| Delhaize America | | America | | GTECH | |
| Dell | | Farm Progress Companies | | Guardian Life | |
| Delta Air Lines | | Federal Home Loan Bank | | Gucci Group | |
| Deluxe | | of Pittsburgh | | Guideposts | |
| Denny's | | Federal Home Loan Bank | | GXS | |
| Dentsply | | of San Francisco | | Hanesbrands | |
| Devon Energy | | Federal-Mogul | | Harland Clarke | |
| Devry | | Federal Reserve Bank of | | Harley-Davidson | |
| Dex One | | Atlanta | | Harman International | |
| Diageo North America | | Federal Reserve Bank of | | Industries | |
| Dionex | | Cleveland | | Harris | |
| Direct Energy | | Federal Reserve Bank of | | Harris Bank | |
| DIRECTV Group | | Dallas | | Harris Enterprises | |
| Discovery | | Federal Reserve Bank of | | Harry Winston Diamond | |
| Communications | | New York | | Corporation | |
| Disney Publishing | | Federal Reserve Bank of | | Hartford Financial | |
| Worldwide | | Philadelphia | | Services | |
| Dominion Resources | | Federal Reserve Bank of | | Hasbro | |
| Domino's Pizza | | San Francisco | | Hawaiian Electric | |
| Donaldson | | Federal Reserve Bank of | | Hayes Lemmerz | |
| Dow Chemical | | St. Louis | | H.B. Fuller | |
| Dow Corning | | FedEx | | HBO | |
| Dow Jones | | Ferrellgas | | HCA Healthcare | |
| DPL | | Fidelity Investments | | HD Supply | |
| DreamWorks Animation | | Fifth Third Bancorp | | Health Care Services | |
| Dr Pepper Snapple | | Fincantieri Marine Group | | Health Net | |
| DTE Energy | | FINRA | | Healthways | |
| Duke Energy | | Fireman's Fund Insurance | | Hearst | |
| DuPont | | First American | | Hearst-Argyle Television | |
| Dynegy | | First Data | | Henkel of America | |
| E*Trade | | FirstEnergy | | Henry Ford Health | |
| Eastern Bank | | First Horizon National | | Systems | |
| Eastman Chemical | | First National Bank of | | Henry Schein | |
| Eastman Kodak | | Pennsylvania | | Herman Miller | |
| Eaton | | First Solar | | Hermes | |
| eBay | | Fiserv | | Hershey | |
| Ecolab | | Fluor | | Hertz | |
| Edison International | | FMA Communications | | Hess | |
| Educational Credit | | Ford | | Hewlett-Packard | |
| Management | | Forest Laboratories | | Hexcel | |
| Education Management | | Fortune Brands | | Hexion Specialty | |
| Eisai | | Forum Communications - | | Chemicals | |
| Electric Power Research | | WDAY | | Highlights for Children | |
| Institute | | Fox Networks Group | | Hilton Worldwide | |
| Eli Lilly | | Franklin Resources | | Hitachi Data Systems | |
| El Paso Corporation | | Freddie Mac | | H.J. Heinz | |
| Elsevier Science | | Freedom | | HNI | |
| Embarq | | Communications | | HNTB | |
| Embraer | | Freeport-McMoRan | | Hoffmann-La Roche | |
| EMC | | Copper & Gold | | Home Depot | |
| EMCOR Group | | Frontier Airlines | | Home Shopping Network | |
| EMD Millipore | | Furniture Brands | | Honeywell | |

| Horizon Lines | | KPMG | | Energy Systems | |
|---|---|---|---|---|---|
| Hormel Foods | | Kraft Foods | | Molson Coors Brewing | |
| Hospira | | Kyocera Corporation | | MoneyGram International | |
| Houghton Mifflin | | Lafarge North America | | Monsanto | |
| Harcourt Publishing | | Land O'Lakes | | Moody's | |
| Hovnanian Enterprises | | Lanxess | | Morgan Murphy Stations | |
| H&R Block | | Layne Christensen | | - WISC | |
| HSBC North America | | La-Z-Boy | | Morgans Hotel Group | |
| Hubbard Broadcasting | | Lear | | Mosaic | |
| Humana | | Leggett and Platt | | Motorola | |
| Hunt Consolidated | | Lenovo | | MSC Industrial Direct | |
| Huntington Bancshares | | Level 3 Communications | | M&T Bank | |
| Huntsman | | Levi Strauss | | MTV Networks | |
| Hyatt Hotels | | LexisNexis | | Munich Reinsurance | |
| IBM | | Lexmark International | | America | |
| IDACORP | | Liberty Mutual | | Murphy Oil | |
| IDEX | | Life Technologies | | MWH Global | |
| IDEXX Laboratories | | Lifetouch | | National Geographic | |
| IKON Office Solutions | | Limited | | Society | |
| IMS Health | | Lincoln Electric | | National Grid USA | |
| Incisive Media | | Lincoln Financial | | National Renewable | |
| ING | | Lions Gate Entertainment | | Energy Laboratory | |
| Ingersoll-Rand | | L.L. Bean | | National Semiconductor | |
| Insight Enterprises | | Local TV | | National Starch Polymers | |
| Integrys Energy Group | | Lockheed Martin | | Group | |
| Intel | | Loews | | Nationwide | |
| Intercontinental Hotels | | LOMA | | Navistar International | |
| International Data | | Lorillard Tobacco | | Navy Federal Credit | |
| International Flavors & | | Lower Colorado River | | Union | |
| Fragrances | | Authority | | Naylor | |
| International Game | | L-3 Communications | | NBC Universal | |
| Technology | | LVMH | | NCCI Holdings | |
| International Paper | | Lyondell Chemical | | NCR | |
| Invensys Controls | | MacDonald Dettwiler | | Neoris USA | |
| Invensys Process Systems | | Magellan Midstream | | Nestle USA | |
| IPR - GDF SUEZ North | | Partners | | Newmont Mining | |
| America | | MAG Industrial | | NewPage | |
| Irvine Company | | Automation Systems | | NewsChannel 5 Network | |
| Irving Oil | | Makino | | New York Independent | |
| Irwin Financial | | Manpower | | System Operator | |
| ISO New England | | MAPFRE U.S.A. | | New York Life | |
| ISP | | Marathon Oil | | New York Power | |
| ITT - Corporate | | Marriott International | | Authority | |
| Jack in the Box | | Marshall & Ilsley | | New York Times | |
| Jacobs Engineering | | Marsh & McLennan | | New York University | |
| Jarden | | Martin Marietta Materials | | NextEra Energy | |
| J.C. Penney Company | | Mary Kay | | Nicor | |
| J. Crew | | Masco | | Nielsen Expositions | |
| JetBlue Airways | | Massachusetts Mutual | | NIKE | |
| JM Family Enterprises | | MasterCard | | Nissan North America | |
| J.M. Huber | | Mattel | | Nokia | |
| J.M. Smucker | | Matthews International | | Noranda Aluminum | |
| John Hancock | | McClatchy | | Nordstrom | |
| Johns-Manville | | McDermott | | Norfolk Southern | |
| Johnson Controls | | McDonald's | | Northeast Utilities | |
| Johnson & Johnson | | McGraw-Hill | | Northern Power Systems | |
| John Wiley & Sons | | McKesson | | Northern Trust | |
| J.R. Simplot | | MDU Resources | | Northrop Grumman | |
| JSJ | | MeadWestvaco | | Northstar Travel Media | |
| Kaiser Foundation Health | | MEAG Power | | NorthWestern Energy | |
| Plan | | Medco Health Solutions | | Northwestern Mutual | |
| Kaman Industrial | | Media General | | NOVA Chemicals | |
| Technologies | | MediaTec Publishing | | Novartis | |
| Kansas City Southern | | Medicines Company | | Novartis Consumer | |
| KB Home | | MedImmune | | Health | |
| KBR | | Medtronic | | Novell | |
| KCTS Television | | Meister Media Worldwide | | Novo Nordisk | |
| Kellogg | | Merck & Co | | Pharmaceuticals | |
| Kelly Services | | Meredith | | NRG Energy | |
| Kennametal | | Metavante Technologies | | NSTAR | |
| Kenneth Cole | | MetLife | | NuStar Energy | |
| Kerry Ingredients & | | Metro-Goldwyn-Mayer | | NV Energy | |
| Flavours | | MetroPCS | | NW Natural | |
| Kerzner International | | Communications | | NXP Semi-Conductor | |
| KeyCorp | | MGE Energy | | Nycomed US | |
| Kimberly-Clark | | Microsoft | | Nypro | |
| Kimco Realty | | Midwest Independent | | Occidental Petroleum | |
| Kinder Morgan | | Transmission System | | Office Depot | |
| Kindred Healthcare | | Operator | | OGE Energy | |
| King Pharmaceuticals | | Millennium Inorganic | | Oglethorpe Power | |
| Kinross Gold | | Chemicals | | Omaha Public Power | |
| Kiplinger | | Millennium | | Omnova Solutions | |
| KLA-Tencor | | Pharmaceuticals | | OneBeacon Insurance | |
| Koch Industries | | Mine Safety Appliances | | Orange Business Services | |
| Kohler | | Mirant | | Oshkosh | |
| Kohl's | | Mitsubishi Nuclear | | Otter Tail | |

| Owens Corning | | Rolls-Royce North | | Staples | |
|---|---|---|---|---|---|
| Owens-Illinois | | America | | Starbucks | |
| Pacific Gas & Electric | | R.R. Donnelley | | Starkist | |
| Pacific Life | | RTI International | | Starwood Hotels & | |
| Panasonic of North | | Ryder System | | Resorts | |
| America | | Safety-Kleen Systems | | State Farm Insurance | |
| Papa John's | | SAIC | | State Street | |
| Parametric Technology | | Salt River Project | | Steelcase | |
| Paramount | | SanDisk | | Sterling Bancshares | |
| Parker Hannifin | | Sanmina-SCI | | Stop & Shop | |
| Parsons | | Sanofi-Aventis | | String Letter Publishing | |
| Pearson Education | | Sanofi Pasteur | | Subaru of America | |
| PennWell | | Santee Cooper | | Sundt Construction | |
| Penton Media | | Sara Lee | | SunGard Data Systems | |
| People's Bank | | Sarkes Tarzian - KTVN | | Sun Life Financial | |
| Pepco Holdings | | Sarkes Tarzian - WRCB | | Sun Microsystems | |
| PepsiCo | | SAS Institute | | Sunoco | |
| Perot Systems | | Savannah River Nuclear | | SunOpta | |
| PetSmart | | Solutions | | Sunrise Senior Living | |
| Pfizer | | SCA Americas | | SunTrust Banks | |
| Philips Healthcare | | SCANA | | SuperMedia | |
| Phillips-Van Heusen | | Schawk | | Sybron Dental Specialties | |
| Phoenix Companies | | Schering-Plough | | Synacor | |
| PhRMA | | Schlumberger | | Takeda Pharmaceutical | |
| Pinnacle West Capital | | Schneider Electric | | Company Limited | |
| Pioneer Hi-Bred | | Scholastic | | Target | |
| International | | School Specialty | | Taubman Centers | |
| Pitney Bowes | | Schreiber Foods | | Taunton Press | |
| Pittsburgh Corning | | Schurz - KYTV | | Taylor-Wharton | |
| PJM Interconnection | | Schurz - WDBJ | | International | |
| PlainsCapital | | Schwan's | | TD Bank | |
| Plexus | | S.C. Johnson | | TECO Energy | |
| Plymouth Rock | | Scotts Miracle-Gro | | TeleTech Holdings | |
| Assurance | | Scranton Gillette | | Tellabs | |
| PMI Group | | Communications | | Temple-Inland | |
| PNC Financial Services | | Scripps Networks | | Tenet Healthcare | |
| PNM Resources | | Interactive | | Tennessee Valley | |
| Polaris Industries | | Seagate Technology | | Authority | |
| Polymer Group | | Sealed Air | | Teradata | |
| PolyOne | | Securian Financial Group | | Terex | |
| Portland General Electric | | Securitas Security | | Terra Industries | |
| Potash | | Services USA | | Tesoro | |
| PPG Industries | | Security Benefit Group | | Textron | |
| PPL | | Sempra Energy | | Thomas & Betts | |
| Praxair | | Sensata Technologies | | Thomson Reuters | |
| Premera Blue Cross | | SES | | 3M | |
| Principal Financial | | 7-Eleven | | Thrivent Financial for | |
| PrivateBancorp | | ShawCor | | Lutherans | |
| Procter & Gamble | | Shaw Industries | | TIAA-CREF | |
| Progress Energy | | Shell Oil | | Tiffany | |
| Progressive Corporation | | Sherwin-Williams | | Time | |
| Providence Health & | | Shire Pharmaceuticals | | Time Warner | |
| Services | | Showtime | | Time Warner Cable | |
| Prudential Financial | | Siemens AG | | Timex | |
| Public Service Enterprise | | Siemens Financial | | T-Mobile USA | |
| Group | | Services | | Toro | |
| Puget Energy | | Sinclair Broadcast Group | | Total Petrochemicals | |
| Pulte Homes | | Sirius XM Radio | | USA | |
| Purdue Pharma | | SLM | | Tower Automotive | |
| QUALCOMM | | Smurfit-Stone Container | | TPC Group | |
| Quest Diagnostics | | Snap-on | | TransCanada | |
| Quintiles | | Sodexo USA | | TransUnion | |
| Qwest Communications | | Softtek | | Travelers | |
| Ralcorp Holdings | | Solutia | | Tribune | |
| Ratner Companies | | Solvay America | | TRW Automotive | |
| Rayonier | | Sonoco Products | | TUI Travel | |
| Raytheon | | Sony Corporation of | | Tupperware | |
| RBC - US | | America | | Turner Broadcasting | |
| Reader's Digest | | Sony Pictures | | Twentieth Century Fox | |
| Reed Business | | Entertainment | | Twin Cities Public | |
| Information | | Southern Company | | Television - TPT | |
| Reed Elsevier | | Services | | 24 Hour Fitness | |
| Reed Exhibitions | | Southern Maryland | | Tyco Electronics | |
| Regal-Beloit | | Electric Cooperative | | Tyson Foods | |
| Regency Energy Partners | | Southern Union Company | | UC4 Software | |
| LP | | South Financial Group | | UIL Holdings | |
| Regions Financial | | Southwest Airlines | | Underwriters Laboratories | |
| Research in Motion | | Southwest Power Pool | | Unilever United States | |
| RF Micro Devices | | Sovereign Bancorp | | Union Bank N.A. | |
| RGA Reinsurance Group | | Spectra Energy | | Union Pacific | |
| Richemont | | Spirit AeroSystems | | UniSource Energy | |
| Rio Tinto | | Sprint Nextel | | Unisys | |
| Robb Report | | SPX | | United Airlines | |
| Roche Diagnostics | | SRA International | | UnitedHealth | |
| Rockwell Automation | | Stanford University | | United Rentals | |
| Rockwell Collins | | Stantec | | United States Cellular | |

| | | | | | |
|---|---|---|---|---|---|
| United States Enrichment<br>United States Steel<br>United Technologies<br>United Water<br>Unitil<br>Univar USA<br>Universal Studios Orlando<br>University of Texas - M.D. Anderson Cancer Center<br>Unum Group<br>UPS<br>USAA<br>US Airways<br>U.S. Bancorp<br>U.S. Foodservice<br>USG<br>Valero Energy<br>Vance Publishing<br>Verde Realty<br>Verizon<br>Vertex Pharmaceuticals<br>VF Corporation<br>Viacom<br>Viad<br>Village Farms<br>Virgin Mobile USA<br>Visa USA<br>Vision Service Plan<br>Visiting Nurse Service<br>Visteon<br>Volvo Group North America<br>Vulcan<br>Vulcan Materials<br>VWR International<br>Wachovia<br>Walt Disney<br>Warnaco<br>Warner Bros Entertainment<br>Washington Post<br>Waste Management<br>Watson Pharmaceuticals<br>Watts Water Technologies<br>Webster Bank<br>Wellcare Health Plans<br>Wellpoint<br>Wells Fargo<br>Wendy's/Arby's Group<br>Westar Energy<br>Western Digital<br>Western Union<br>Westinghouse Electric<br>West Pharmaceutical Services<br>Weyerhaeuser<br>Whirlpool<br>Whole Foods Market<br>Williams Companies<br>Williams-Sonoma<br>Willis Group Holdings<br>Winn-Dixie Stores<br>Wisconsin Energy<br>Wm. Wrigley Jr.<br>Wolf Creek Nuclear<br>Wolters Kluwer US<br>Worthington Industries<br>WPP<br>W.R. Grace<br>W.W. Grainger<br>Wyeth Pharmaceuticals | | Wyndham Worldwide<br>Xcel Energy<br>Xerox<br>Xilinx<br>Yahoo!<br>Young Broadcasting - KLFY<br>Young Broadcasting - KRON<br>YRC Worldwide<br>Yum! Brands<br>Zale<br>Zurich North America | | | |
| Effective date March 01, 2009 | | | | | |

**APPENDIX II**
**PROPOSED FIRST AMENDMENT TO THE**
**WORTHINGTON INDUSTRIES, INC.**
**AMENDED AND RESTATED**
**2006 EQUITY INCENTIVE PLAN FOR NON-EMPLOYEE DIRECTORS**

This First Amendment (this "Amendment") to the Worthington Industries, Inc. Amended and Restated 2006 Equity Incentive Plan for Non-Employee Directors (the "Plan") is adopted on June 29, 2011.

**WHEREAS**, Worthington Industries, Inc. (the "Company") sponsors the Plan;

**WHEREAS**, the Company desires to amend the Plan to increase the number of common shares, without par value (the "Shares"), of the Company available for awards under the Plan;

**WHEREAS**, Section 13.01 of the Plan permits the Board of Directors of the Company to amend the Plan at any time without shareholder approval unless shareholder approval is required to satisfy the requirements imposed by applicable law or the securities exchange on which the Company's securities are listed or traded; and

**WHEREAS**, shareholder approval is required to increase the number of Shares available for awards under the Plan;

**NOW, THEREFORE,** the Plan is hereby amended as follows, subject to and effective upon shareholder approval:

1. Section 5.01 of the Plan is hereby deleted in its entirety and the following is substituted therefor:

**5.01 Number of Authorized Shares.** Subject to Section 5.03, the aggregate number of Shares reserved and available for Awards or which may be used to provide a basis of measurement for or to determine the value of an Award shall be:

[1] 450,000 Shares, which Shares shall be available for any Award; and

[2] The sum of the following, which shall be available only for Options:

[a] 450,000 Shares; plus

[b] The number of Shares that, on the Effective Date, were authorized and available to be granted under the Prior Plan, but which were not then subject to outstanding awards under the Prior Plan; plus

[c] The number of Shares that, on the Effective Date, were subject to awards issued under the Prior Plan, but which are subsequently forfeited under the terms of the Prior Plan without receipt of any consideration.

Shares described in Section 5.01[1] may be subject to any Awards issued under the terms and conditions described in the Plan and Award Agreements issued under the Plan. Shares described in Section 5.01[2] may only be subject to Options issued under the terms and conditions described in the Plan and Award Agreements issued under the Plan. Shares subject to Options shall be allocated to the Shares reserved and available for Options under Section 5.01[2] to the extent they are still available prior to being allocated to Shares available under Section 5.01[1].

The Shares to be delivered under the Plan may consist, in whole or in part, of treasury Shares or authorized but unissued Shares not reserved for any other purpose.

**IN WITNESS WHEREOF,** the Company has caused this Amendment to be executed by its duly authorized officer effective as of the date set forth above.

**WORTHINGTON INDUSTRIES, INC.**

/s/Dale T. Brinkman
Printed Name: Dale T. Brinkman
Its: Vice President-Administration,
General Counsel and Secretary

# WORTHINGTON INDUSTRIES, INC.
# AMENDED AND RESTATED
# 2006 EQUITY INCENTIVE PLAN FOR NON-EMPLOYEE DIRECTORS

## 1.00 PURPOSE

The Plan is intended to foster and promote the long-term financial success of the Company and Related Entities and to increase shareholder value by **[1]** providing Participants an opportunity to acquire and maintain an ownership interest in the Company and **[2]** encouraging Participants to remain as directors of the Company and put forth the maximum efforts for the success of the Company and Related Entities. This Plan is amended and restated effective as of December, 2008.

## 2.00 DEFINITIONS

When used in the Plan, the following words, terms and phrases have the meanings given to them in this section unless another meaning is expressly provided elsewhere in the Plan or clearly required by the context. When applying these definitions and any other word, term or phrase used in the Plan, the form of any definition or of any word, term or phrase will include any and all of its other forms.

**Act.** The Securities Exchange Act of 1934, as amended, or any successor statute of similar effect, even if the Company is not subject to the Act.

**Annual Meeting.** The annual meeting of the Company's shareholders.

**Award.** Any Option, Restricted Stock, Restricted Stock Unit, Stock Appreciation Right or Whole Share granted under the Plan.

**Award Agreement.** The written or electronic agreement between the Company and each Participant that describes the terms and conditions of each Award. If there is a conflict between the terms of the Plan and the terms of any Award Agreement, the terms of the Plan will govern.

**Board.** The Company's board of directors.

**Business Combination.** A "Business Combination" means the following: **[1]** the date that any Person, or more than one Person acting as a group, acquires ownership of stock of the Company that, together with the stock of the Company held by such Person or group, constitutes more than 50 percent of the total fair market value or total voting power of the stock of the Company; **[2]** the date that any Person, or more than one Person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or group), ownership of stock of the Company possessing 30 percent or more of the total voting power of the stock of the Company; **[3]** the date that a majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election; or **[4]** the date that any Person or more than one Person acting as a group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or group) assets from the Company that have a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all of the assets of the Company immediately before such acquisition or acquisition. The definition of Business Combination shall be interpreted in a manner consistent with the definition of "change in control event" under Code §409A and Treasury Regulation §1.409A-3(i)(5).

**Cause.** Unless otherwise specified in the associated Award Agreement, removal from office for cause in accordance with Article SIXTH of the Company's Amended Articles of Incorporation and the Ohio General Corporation Law.

**Change in Control.** Unless otherwise specified in the associated Award Agreement, a "Change in Control" will occur when any Person (other than **[1]** the Company or any Related Entity, **[2]** any employee benefit plan of the Company or any Related Entity or any trustee of or fiduciary with respect to any such plan when acting in such capacity, or **[3]** any Person who, on the Effective Date, was an Affiliate of the Company and owning in excess of ten percent of the outstanding Shares and the respective successors, executors, legal representatives, heirs and legal assigns of such Person), alone or together with its Affiliates and Associates, has acquired or obtained the right to acquire the beneficial ownership of 25 percent or more of Shares then outstanding. For purposes of this definition,

"Affiliate" and "Associate" will have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Act.

**Code.** The Internal Revenue Code of 1986, as amended or superseded after the Effective Date, and any applicable rulings or regulations issued under the Code.

**Company.** Worthington Industries, Inc., an Ohio corporation, and any and all successors to it.

**Director.** A Person who, on an applicable Grant Date, **[1]** is an elected member of the Board (or has been appointed to the Board to fill an unexpired term and will continue to serve at the expiration of that term only if elected by shareholders) and **[2]** is not a Person who performs services for the Company or any Related Entity as a common-law employee. A Person's status as a Director will be determined as of the Grant Date of each Award made to that Person.

**Disability.** Unless otherwise specified in the associated Award Agreement:

> **[1]** With respect to the payment, exercise or settlement of any Award that is (or becomes) subject to Code §409A, **[a]** the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months or **[b]** the Participant is determined to be totally disabled by the Social Security Administration or the Railroad Retirement Board; and
>
> **[2]** With respect to a Participant's right to exercise or receive settlement of any Award or with respect to the payment, exercise or settlement of any Award not described in subsection [1] of this definition, the inability, by reason of a medically determinable physical or mental impairment, to engage in substantial gainful activity, for a period of 180 days after its commencement and such condition, in the opinion of a physician selected by the Company and reasonably acceptable to the Participant or the Participant's legal representative, is total and permanent.

**Effective Date.** September 27, 2006.

**Exercise Price.** The amount, if any, a Participant must pay to exercise an Option or the amount upon which the value of a Stock Appreciation Right is based.

**Expiration Date.** The last date that an Option or Stock Appreciation Right may be exercised.

**Fair Market Value.** The value of one Share on any relevant date, determined under the following rules:

> **[1]** If the Shares are traded on an exchange or recognized market or quotation system on which "closing prices" are reported, the reported "closing price" on the relevant date, if it is a trading day, otherwise on the next trading day;
>
> **[2]** If the Shares are traded over-the-counter with no reported closing price, the mean between the highest bid and the lowest asked prices on the relevant date, if it is a trading day, otherwise on the next trading day; or
>
> **[3]** If neither subsections [1] or [2] of this definition apply, the fair market value as determined by the Board in good faith and consistent with any applicable provisions under the Code, except with respect to Options and SARs, in which event the fair market value as determined by the reasonable application of a reasonable valuation method taking into account all information material to the value of the Company satisfying the requirements of Code §409A.

**Grant Date.** The date an Award is granted.

**Option.** An Award granted under Section 6.00.

**Participant.** Any Director to whom an Award has been granted and which is still outstanding.

**Person.** Any individual, corporation, partnership, limited liability company, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.

**Plan.** The Worthington Industries, Inc. Amended and Restated 2006 Equity Incentive Plan for Non-Employee Directors.

**Prior Plan.** The Worthington Industries, Inc. Amended and Restated 2000 Stock Option Plan for Non-Employee Directors, as amended from time to time. On or after September 27, 2006 no further awards will be issued under the Prior Plan, although awards may be granted under the Prior Plan before September 27, 2006 and the Prior Plan will remain in effect after September 27, 2006 for purposes of determining any grantee's right to awards issued under the Prior Plan before that date.

**Related Entity.** Any entity that is or becomes related to the Company through common ownership as determined under Code §414(b) or (c), but modified as permitted under Treasury Regulations issued under any Code section relevant to the purpose for which the definition is applied.

**Restricted Stock.** An Award granted under Section 8.00.

**Restricted Stock Unit.** An Award granted under Section 9.00.

**Restriction Period.** The period over which the Board will determine if a Participant has met conditions placed on Restricted Stock or Restricted Stock Units.

**Retirement.** Unless otherwise specified in the associated Award Agreement, the retirement of a Director from service on the Board after having **[1]** attained the age of 65 or **[2]** served at least nine years as a member of the Board, unless the Board specifies a shorter period of required service which will in no event be fewer than six years.

**Separation from Service.** A "separation from service" as defined under Code §409A.

**Shares.** Common shares, without par value, of the Company or any security of the Company issued in substitution, exchange or in place of these common shares.

**Stock Appreciation Right ("SAR").** An Award granted under Section 10.00.

**Termination.** A termination of the Director's service on the Board for any reason.

**Treasury Regulations.** Any regulations promulgated by the Department of Treasury and/or Internal Revenue Service under the Code.

**Whole Share.** An Award granted under Section 7.00.

## 3.00 PARTICIPATION

**3.01 Awards.**

**[1]** Consistent with the terms of the Plan and subject to Section 3.01[2], the Board will **[a]** decide which Directors will be granted Awards and **[b]** establish the types of Awards to be granted and the terms and conditions relating to those Awards.

**[2]** The Board may establish different terms and conditions **[a]** for each type of Award, **[b]** for each Participant receiving the same type of Award and **[c]** for the same Participant for each Award received, whether or not those Awards are granted at different times.

**[3]** Subject to the limitations set forth in Section 4.04, in the sole discretion of the Board, and consistent with the terms and conditions of the Plan and applicable law, Awards also may be made in assumption of, or in substitution for, outstanding awards previously granted by the Company or any Related Entity or a company acquired by the Company or with which the Company combines.

**3.02 Conditions of Participation.** By accepting an Award, each Participant agrees:

**[1]** To be bound by the terms of the Award Agreement and the Plan and to comply with other terms and conditions imposed on the Award; and

**[2]** That the Board may amend the Plan and any Award Agreement without any additional consideration to the extent necessary to avoid penalties arising under Code §409A, even if those amendments reduce, restrict or eliminate rights granted under the Plan or an outstanding Award Agreement.

## 4.00 ADMINISTRATION

**4.01 Duties.** The Board is responsible for administering the Plan and has all powers appropriate and necessary to that purpose. Consistent with the Plan's objectives, the Board may adopt, amend and rescind rules and regulations relating to the Plan and has complete discretion to make all other decisions necessary or advisable for the administration and interpretation of the Plan. Any action by the Board will be final, binding and conclusive for all purposes and upon all Persons.

**4.02 Delegation of Duties.** In its sole discretion, the Board may delegate any ministerial duties associated with the Plan to any Person that it deems appropriate. However, the Board may not delegate any discretionary duties assigned to it or those duties that the Board is required to discharge to comply with applicable laws and regulations.

**4.03 Award Agreement.** As soon as administratively feasible after the Grant Date, the Board will prepare and deliver an Award Agreement to each affected Participant. The Award Agreement will describe:

**[1]** The terms of the Award, including, to the extent applicable, **[a]** the type of Award, **[b]** when and how the Award may be exercised, **[c]** any Exercise Price associated with the Award and **[d]** how the Award will or may be settled; and

**[2]** To the extent different from the terms of the Plan, any other terms and conditions affecting the Award.

**4.04 Restriction on Repricing.** No Award (including Options and SARs) may be "repriced." For purposes of this restriction, "repricing" means any of the following or any other action that has the same effect: **[1]** lowering the Exercise Price of an Option or SAR after it is granted; **[2]** any other action that is treated as a repricing under generally accepted accounting principles; **[3]** canceling an Option or SAR at a time when its Exercise Price exceeds the Fair Market Value of the underlying Shares, in exchange for another Option, SAR, Restricted Stock or other Award, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction; or **[4]** any other action that has the effect of "repricing" an Award, as defined under the rules of the securities exchange or other recognized market or quotation system on which the Shares are then listed or traded.

## 5.00 LIMITS ON SHARES SUBJECT TO AWARDS

**5.01 Number of Authorized Shares.** Subject to Section 5.03, the aggregate number of Shares reserved and available for Awards or which may be used to provide a basis of measurement for or to determine the value of an Award shall be:

**[1]** 200,000 Shares, which Shares shall be available for any Award; and

**[2]** The sum of the following, which shall be available only for Options:

**[a]** 200,000 Shares; plus

**[b]** The number of Shares that, on the Effective Date, are authorized and available to be granted under the Prior Plan, but which are not then subject to outstanding awards under the Prior Plan; plus

**[c]** The number of Shares that, on the Effective Date, are subject to awards issued under the Prior Plan, but which are subsequently forfeited under the terms of the Prior Plan without receipt of any consideration.

Shares described in Section 5.01[1] may be subject to any Awards issued under the terms and conditions described in the Plan and Award Agreements issued under the Plan. Shares described in Section 5.01[2] may only be subject to Options issued under the terms and conditions described in the Plan and Award Agreements issued under the Plan. Shares subject to Options shall be allocated to the Shares reserved and available for Options under Section 5.01[2] to the extent they are still available prior to being allocated to Shares available under Section 5.01[1].

The Shares to be delivered under the Plan may consist, in whole or in part, of treasury Shares or authorized but unissued Shares not reserved for any other purpose.

**5.02 Adjustment in Number of Authorized Shares.** As appropriate, the limits imposed under Sections 5.01 will be:

**[1]** Conditionally reduced by the number of Shares underlying each Award; and

**[2]** Absolutely reduced by **[a]** the number of Shares issued upon the exercise or settlement of an Award other than a SAR, **[b]** the number of Shares subject to each SAR however settled and **[c]** a number of Shares equal to **[i]** the cash amount paid by the Company upon the exercise or settlement of an Award (other than an Option or SAR) that, under the applicable Award Agreement, was originally to be settled in Shares, divided by **[ii]** the Fair Market Value of a Share on the date of that exercise or settlement transaction; and

**[3]** Increased by the number of Shares subject to (or associated with) any Award (or part of an Award) that, for any reason, is forfeited, cancelled, terminated, relinquished, exchanged or otherwise settled without issuing Shares or without the payment of cash or any other consideration.

The number of Shares (if any) withheld to pay any Exercise Price or to satisfy any tax withholding obligation associated with the exercise or settlement of an Award (or part of an Award) will not be recredited to the number of authorized Shares.

**5.03 Adjustment in Capitalization.** If, after the Effective Date, there is a Share dividend or Share split, recapitalization (including payment of an extraordinary dividend), merger, consolidation, combination, spin-off, distribution of assets to shareholders, exchange of Shares or other similar corporate change affecting Shares, the Board will appropriately adjust **[1]** the number of Shares that may be issued subject to Awards that may or will be granted to Participants during any period, **[2]** the aggregate number of Shares available for Awards or subject to outstanding Awards (as well as any Share-based limits imposed under the Plan), **[3]** the respective Exercise Price, number of Shares and other limitations applicable to outstanding or subsequently granted Awards and **[4]** any other factors, limits or terms affecting any outstanding or subsequently granted Awards; provided, however, that any adjustment pursuant to this Section 5.03 shall be made in accordance with the rules of Code §409A, to the extent applicable.

## 6.00 OPTIONS

**6.01 Nature of Award.** An Option gives a Participant the right to purchase a specified number of Shares if the terms and conditions described in the Plan and the associated Award Agreement (including paying the Exercise Price) are met before the Expiration Date. However, an Option will be forfeited to the extent that the applicable terms and conditions have not been met before the Expiration Date or to the extent that the Option is not exercised before the Expiration Date. All Options granted under this Section 6.00 will be nonqualified stock options and are not intended to meet the requirements of Code §422.

**6.02 Granting Options.** At any time during the term of the Plan, the Board may grant Options to Directors. The Award Agreement associated with each Option grant will describe the Exercise Price, the Expiration Date (which may never be later than the tenth anniversary of the Grant Date), the first date that the Option may be exercised, procedures for exercising the Option and any other terms and conditions affecting the Option.

**6.03 Exercise Price.** Except to the extent necessary to implement Section 3.01[3], each Option will bear an Exercise Price at least equal to the Fair Market Value of a Share on the Grant Date.

**6.04 Exercising Options.** An Option may be exercised only if all applicable terms and conditions have been met before the Expiration Date and only by sending to the Board (or its designee) a completed exercise notice (in the form prescribed by the Board) along with payment of the Exercise Price in accordance with the method or methods described in the associated Award Agreement. In addition to any other method or methods which may be described in the associated Award Agreement, payment of the Exercise Price may be made in cash, or its equivalent, or, unless otherwise specified by the Board and reflected in the associated Award Agreement(s), by tendering, either actual delivery of Shares or by attestation, Shares acceptable to the Board, by the withholding of Shares which would otherwise be issued in connection with the exercise of the Option, or by a combination of the foregoing; provided that the combined value of all cash and cash equivalents and the Fair Market Value of any Shares so tendered to the Company as of the date of such tender or so withheld by the Company as of the date of such withholding is at least equal to the Exercise Price borne by the Option being exercised.

**6.05 Rights Associated With Options.** Unless otherwise specified in the associated Award Agreement, a Participant will have no voting or dividend rights with respect to the Shares underlying an unexercised Option.

## 7.00 WHOLE SHARES

At any time during the term of the Plan, the Board may grant Whole Shares to Directors. Whole Shares may be granted on any basis and subject to any terms and conditions that the Board believes to be appropriate.

## 8.00 RESTRICTED STOCK

**8.01 Nature of Award.** Restricted Stock are Shares issued on the Award's Grant Date which are subject to specified restrictions on transferability and forfeitability. Any restrictions on transferability and forfeitability will lapse at the end of the associated Restriction Period only if the terms and conditions specified in the Plan and the associated Award Agreement are met during the Restriction Period. However, Restricted Stock will be forfeited to the extent that applicable terms and conditions have not been met before the end of the Restriction Period.

**8.02 Granting Restricted Stock.** At any time during the term of the Plan, the Board may grant Restricted Stock to Directors. The Award Agreement associated with each Restricted Stock grant will describe the terms and conditions that must be met during the Restriction Period if the Award is to be earned and settled and any other terms and conditions affecting the Restricted Stock.

**8.03 Earning Restricted Stock.** Restricted Stock will be held by the Company as escrow agent and will be:

**[1]** Forfeited, if the applicable terms and conditions have not been met; or

**[2]** Released from escrow and distributed to the Participant as soon as administratively feasible after the last day of the Restriction Period, but in no event later than the 15th day of the third month following the later of the end of the calendar year or the Company's taxable year in which the Restricted Stock is no longer subject to a substantial risk of forfeiture, if the applicable terms and conditions have been met.

Any fractional Share of Restricted Stock will be settled in cash.

**8.04 Rights Associated With Restricted Stock.** During the Restriction Period and unless otherwise specified in the associated Award Agreement:

**[1]** Each Participant to whom Restricted Stock has been issued may exercise full voting rights associated with that Restricted Stock; and

**[2]** Any dividends and other distributions paid with respect to such Restricted Stock will be held by the Company as escrow agent during the Restriction Period. At the end of the Restriction Period, such dividends or other distributions will be distributed to the affected Participant or forfeited as provided in Section 8.03 with respect to the Restricted Stock as to which they were paid. No interest or other accretion will be credited with respect to any dividends or other distributions held in this escrow account. If any dividends or other distributions are paid in Shares, those Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which such dividends or other distributions were paid.

## 9.00 RESTRICTED STOCK UNITS

**9.01 Nature of Award.** Restricted Stock Units give a Participant the unfunded, unsecured right to receive a specified number of Shares (or cash equal to the Fair Market Value of those Shares) in the future if the terms and conditions described in the Plan and the associated Award Agreement are met during the Restriction Period. However, Restricted Stock Units will be forfeited to the extent that applicable terms and conditions have not been met before the end of the Restriction Period.

**9.02 Granting Restricted Stock Units.** At any time during the term of the Plan, the Board may grant Restricted Stock Units to Directors. The Award Agreement associated with each Restricted Stock Unit grant will describe the terms and conditions that must be met during the Restriction Period if the Award is to be earned and settled, the form in which the Award will be settled if it is earned and any other terms and conditions affecting the Restricted Stock Units.

**9.03 Earning Restricted Stock Units.** Restricted Stock Units will be:

**[1]** Forfeited, if the applicable terms and conditions have not been met; or

**[2]** Settled in the manner described in Section 9.04, if the applicable terms and conditions have been met.

**9.04 Settling Restricted Stock Units.** As soon as administratively feasible after the applicable terms and conditions have been met, but in no event later than the 15th day of the third month following the later of the end of the calendar year or the Company's taxable year in which the Restricted Stock Units are no longer subject to a substantial risk of forfeiture, Restricted Stock Units will be settled **[1]** in full Shares equal to the number of Restricted Stock Units to be settled plus cash equal to the Fair Market Value of any fractional Share subject to a Restricted Stock Unit being settled, **[2]** for cash equal to the number of Restricted Stock Units to be settled, multiplied by the Fair Market Value of a Share on the settlement date, or **[3]** in a combination of Shares and cash computed under subsections 9.04[1] and [2]. The method of settling Restricted Stock Units will be described in the associated Award Agreement.

**9.05 Rights Associated With Restricted Stock Units.** Unless specified otherwise in the associated Award Agreement, a Participant will have no voting or dividend rights with respect to the Shares underlying Restricted Stock Units that have not been settled.

## 10.00 STOCK APPRECIATION RIGHTS

**10.01 Nature of Award.** A SAR gives a Participant the right to receive the difference between the Exercise Price of the SAR and the Fair Market Value of a Share on the date the SAR is exercised, but only if the terms and conditions described in the Plan and the associated Award Agreement are met before the Expiration Date. However, a SAR will be forfeited to the extent that applicable terms and conditions have not been met before the Expiration Date or to the extent that the SAR is not exercised before the Expiration Date.

**10.02 Granting SARs.** At any time during the term of the Plan, the Board may grant SARs to Directors. The Award Agreement associated with each SAR grant will describe the Exercise Price, the Expiration Date (which may never be later than the tenth anniversary of the Grant Date), the first date that the SAR may be exercised, procedures for exercising the SAR, the form in which the SAR will be settled if the SAR is earned and any other terms and conditions affecting the SAR.

**10.03 Exercise Price.** Except to the extent necessary to implement Section 3.01[3], each SAR will bear an Exercise Price at least equal to the Fair Market Value of a Share on the Grant Date.

**10.04 Exercising and Settling SARs.** SARs may be exercised only if all applicable terms and conditions have been met before the Expiration Date and only by sending to the Board (or its designee) a completed exercise notice (in the form prescribed by the Board). As soon as administratively feasible after the SARs are exercised, SARs will be settled in **[1]** full Shares equal to **[a][i]** the difference between the Fair Market Value of a Share on the date the SARs are exercised and the Exercise Price, multiplied by **[ii]** the number of SARs being exercised, and divided by **[iii]** the Fair Market Value of a Share on the date the SARs are exercised, plus **[b]** cash equal to the Fair Market Value of any fractional Share subject to the SARs being exercised, **[2]** cash equal to **[a]** the difference between the Fair Market Value of a Share on the date the SARs are exercised and the Exercise Price, multiplied by **[b]** the number of SARs being exercised or **[3]** a combination of full Shares and cash computed under subsections 10.04[1] and [2]. The method of settling SARs will be specified in the associated Award Agreement.

**10.05 Rights Associated With SARs.** Unless specified otherwise in the associated Award Agreement, a Participant will have no voting or dividend rights with respect to the Shares underlying an unexercised SAR.

## 11.00 TERMINATION/BUY OUT

**11.01 Effect of Termination on Awards.** Unless specified otherwise in the associated Award Agreement or the Plan, the following treatment will apply to Awards upon a Termination:

**[1] Death, Disability or Retirement.** If a Participant Terminates due to death, Disability or Retirement:

**[a]** All Options and SARs then held by the Participant (whether or not then exercisable) will become fully vested and exercisable on the Termination date and may be exercised at any time before the earlier of **[i]** the Expiration Date specified in the Award Agreement or **[ii]** the third anniversary of the Termination date.

**[b]** All Restricted Stock and Restricted Stock Units granted to the Participant will become fully vested on the Termination date.

**[c]** All Whole Shares granted to the Participant will be subject to the terms and conditions, if any, described in the associated Award Agreement.

**[2] Termination for Cause.** If a Participant Terminates for Cause, all Awards that are outstanding (whether or not then exercisable) will be forfeited on the Termination date.

**[3] Termination for any Other Reason.** If a Participant Terminates for any reason not described in Section 11.01[1] or [2], **[a]** all Options and SARs that are outstanding on the Termination date and which are then vested and exercisable may be exercised at any time before the earlier of **[i]** the Expiration Date specified in the Award Agreement or **[ii]** the first anniversary of the Termination date and **[b]** all Options and SARs that are not then vested and exercisable and all other Awards that are outstanding will be forfeited on the Termination date. Notwithstanding the foregoing, the Board will have the right, in its sole discretion, to accelerate the vesting or exercisability of any Award upon a Participant's Termination.

**11.02 Code §409A.** Regardless of any other provision in the Plan or the associated Award Agreement, if a Participant becomes entitled to the payment, exercise or settlement of any Award that is subject to Code §409A upon the Participant's Termination, the payment, exercise or settlement of such Award will not be made or permitted before the Participant Separates from Service.

**11.03 Other Limits on Exercisability or Settlement.** Unless otherwise specified in the associated Award Agreement or other written agreement between the Participant and the Company or any Related Entity and regardless of any other Plan provision, all Awards granted to a Participant that have not been exercised or settled will be forfeited if the Participant:

**[1]** Without the Board's written consent, which may be withheld for any reason or for no reason, serves (or agrees to serve) as an officer, director, consultant or employee of any proprietorship, partnership, corporation, limited liability company or other entity or becomes the owner of a business or a member of a partnership that competes with the Company or a Related Entity or renders any service to entities that compete with the Company or a Related Entity; or

**[2]** Deliberately engages in any action that the Board concludes could harm the Company or any Related Entity.

**11.04 Buy Out of Awards.** The Board, in its sole discretion, may offer to buy for cash or by substitution of another Award (but only to the extent that the offer and the terms of the offer do not, and on their face are not likely to, generate penalties under Code §409A, violate any other applicable law or violate the provisions of Section 4.04) any or all outstanding Awards held by any Participant, other than an Award subject to Code §409A, whether or not exercisable, by providing to that Participant written notice ("Buy Out Offer") of its intention to exercise the rights reserved in this section and other information, if any, required to be included under applicable securities laws. If a Buy Out Offer is made, the Company will transfer to each Participant accepting the offer the value of the Award to be purchased or exchanged. The Company will complete any buy out made under this section as soon as administratively feasible, but no later than 60 days, after the date of the Participant's acceptance of the Buy Out Offer. For purposes of this Section 11.04, the value of the Award subject to a Buy Out Offer shall be: (1) in the case of an Option or SAR, the difference between (a) the aggregate Fair Market Value, as of the date of the Buy Out Notice, of the Shares underlying each exercisable Option or SAR (or portion of each Option or SAR) to be cancelled and (b) the aggregate Exercise Price associated with each such exercisable Option or SAR (or portion thereof) to be cancelled, and (2) in the case of any other Award, the aggregate Fair Market Value, as of the date of the Buy Out Notice, of the Shares subject to the Award.

## 12.00 EFFECT OF BUSINESS COMBINATION OR CHANGE IN CONTROL

Upon a Business Combination or a Change in Control, and unless otherwise specified in the associated Award Agreement, all of a Participant's Awards will become fully vested and exercisable.

## 13.00 AMENDMENT AND TERMINATION OF PLAN AND AWARD AGREEMENTS

**13.01 Termination, Suspension or Amendment of the Plan.** The Board may terminate, suspend or amend the Plan at any time without shareholder approval except to the extent that shareholder approval is required to satisfy requirements imposed by **[1]** applicable law or **[2]** any securities exchange, market or other quotation system on or through which the Company's securities are listed or traded. Also, no termination, suspension or amendment may, without the consent of the affected Participant (and except as specifically provided in the Plan or the Award Agreement), adversely affect any Award granted before the termination, suspension or amendment. However, nothing in this section will restrict the Board's right to amend the Plan without any additional consideration to affected Participants to the extent necessary to avoid penalties to the Participants arising under Code §409A, even if those amendments reduce, restrict or eliminate rights granted under the Plan or any Award Agreement before those amendments are adopted.

**13.02 Amendment and Termination of Award Agreements.** Without the mutual, written consent of both the Company and the affected Participant, once issued, an Award Agreement may not be amended except as specifically provided in the Plan or the Award Agreement. However, nothing in this section will restrict the Board's right to amend an Award Agreement without additional consideration to the affected Participant to the extent necessary to avoid penalties to the Participant arising under Code §409A, even if those amendments reduce, restrict or eliminate rights granted under the Award Agreement before those amendments are adopted.

## 14.00 MISCELLANEOUS

**14.01 Assignability.** Except as described in this section or as provided in Section 14.02, an Award may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, except by will or the laws of descent and distribution and, during a Participant's lifetime, may be exercised only by the Participant or the Participant's guardian or legal representative. However, with the permission of the Board, a Participant or a specified group of Participants may transfer Awards to a revocable inter vivos trust of which the Participant is the settlor, or may transfer Awards to any member of the Participant's immediate family, any trust, whether revocable or irrevocable, established solely for the benefit of the Participant's immediate family, any partnership or limited liability company whose only partners or members are members of the Participant's immediate family or an organization described in Code §501(c)(3) ("Permissible Transferees"). Any Award transferred to a Permissible Transferee will continue to be subject to all of the terms and conditions that applied to the Award before the transfer and to any other rules prescribed by the Board. A Permissible Transferee may not retransfer an Award except by will or the laws of descent and distribution and then only to another Permissible Transferee.

**14.02 Beneficiary Designation.** Each Participant may name a beneficiary or beneficiaries (who may be named contingently or successively) to receive or to exercise any vested Award that is unpaid or unexercised at the Participant's death. Unless otherwise provided in the beneficiary designation, each designation made will revoke all prior designations made by the same Participant, must be made on a form prescribed by the Board and will be effective only when filed in writing with the Board. If a Participant has not made an effective beneficiary designation, the deceased Participant's beneficiary will be his or her surviving spouse or, if none, the deceased Participant's estate. The identity of a Participant's designated beneficiary will be based only on the information included in the latest beneficiary designation form completed by the Participant and will not be inferred from any other evidence.

**14.03 No Guarantee of Continuing Services.** Except as otherwise specified in the Plan, nothing in the Plan may be construed as:

**[1]** Conferring on any Participant any right to continue as a Director;

**[2]** Guaranteeing that any Director will be selected to be a Participant; or

**[3]** Guaranteeing that any Participant will receive any future Awards.

**14.04 Tax Withholding.** The Company will withhold or collect any amount required to be remitted by the Company in advance payment of any taxes associated with the vesting, exercise or settlement of any Award. This amount may be **[1]** withheld from other amounts due to the Participant, **[2]** withheld from the value of any Award being settled or any Shares being transferred in connection with the exercise or settlement of an Award or from any compensation or other amount owing to the Participant or **[3]** collected directly from the Participant.

**14.05 Indemnification.** Each individual who is or was a member of the Board (or to whom any duties have been delegated under Section 4.02) is entitled, in good faith, to rely on or to act upon any report or other information furnished by any executive officer, other officer or other employee of the Company or any Related Entity, the Company's independent auditors, consultants or any other agents assisting in the administration of the Plan. Board members (and any Person to whom any duties have been delegated under Section 4.02) and any officer of the Company or any Related Entity acting at the direction or in behalf of the Board or a delegee will not be personally liable for any action or determination taken or made in good faith with respect to the Plan and will, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any act or determination just described.

**14.06 No Limitation on Compensation.** Nothing in the Plan is to be construed to limit the right of the Company or any Related Entity to establish other plans or to pay compensation to its directors, in cash or property, in a manner not expressly authorized under the Plan.

**14.07 Requirements of Law.** The grant of Awards and the issuance of Shares will be subject to all applicable laws, rules and regulations (including applicable federal and state securities laws) and to all required approvals of any governmental agencies or national securities exchange, market or other quotation system. Certificates for Shares delivered under the Plan may be subject to any stock transfer orders and other restrictions that the Board believes to be advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or other recognized market or quotation system upon which the Shares are then listed or traded, or any other applicable federal or state securities law. The Board may cause a legend or legends to be placed on any certificates issued under the Plan to make appropriate reference to restrictions within the scope of this section.

**14.08 Governing Law.** The Plan, and all agreements and notices hereunder, will be construed in accordance with and governed by the laws (other than laws governing conflicts of laws) of the State of Ohio.

**14.09 No Impact on Benefits.** Awards are not compensation for purposes of calculating a Participant's rights under any employee benefit plan that does not specifically require the inclusion of Awards in calculating benefits.

**14.10 Term of the Plan.** The Plan will be effective on the Effective Date. Subject to Section 13.00, the Plan will terminate on the date following the tenth Annual Meeting at which Directors are elected succeeding the Effective Date; provided, however, that any Award outstanding on the day the Plan is terminated will continue to have force and effect in accordance with the provisions of the Plan and the Award Agreement.

**14.11 Rights as Shareholders.** Unless otherwise specified in the associated Award Agreement or as otherwise specifically provided in the Plan, Shares acquired through an Award **[1]** will bear all dividend and voting rights associated with all Shares and **[2]** will be transferable, subject to applicable federal securities laws, the requirements of any national securities exchange or other recognized market or quotation system on which Shares are then listed or traded or any blue sky or state securities laws.

**14.12 Successors.** The Plan will be binding on all successors and assigns of the Company and a Participant, including without limitation, the estate of the Participant and the executor, administrator or trustee of the estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

**14.13 Code §409A.** It is intended the Plan be exempt from Code §409A and the Treasury Regulations promulgated thereunder, and the Plan shall be interpreted, administered and operated accordingly. Nothing herein shall be construed as an entitlement to or guarantee of any particular tax treatment to a Participant. None of the Company, the Board, or any other Person shall have any liability with respect to a Participant in the event the Plan fails to comply with the requirements of Code §409A.


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